As filed with the Securities and Exchange Commission on October 30, 2009
Registration No. 333-161813
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DUOYUAN PRINTING, INC.
(Exact Name of Registrant as Specified in Its Charter)

Wyoming	3555	91-1922225
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600, People’s Republic of China
Tel: +8610-6021-2222
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Pioneer Corporate Services
214 W. Lincolnway
Suite 23
Cheyenne, Wyoming 82001
Tel: (307) 635-1458
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Man Chiu Lee, Esq. Hogan & Hartson LLP Suite 2101, Two Pacific Place 88 Queensway Hong Kong SAR, People’s Republic of China Tel: +852-2151-5858	Kurt J. Berney, Esq. O’Melveny & Myers LLP Plaza 66, 37th Floor 1266 Nanjing Road West Shanghai 200040, People’s Republic of China Tel: +8621-2307-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after effectiveness of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑	Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to Be Registered	Offering Price(1)	Registration Fee(2)(3)
Common shares, par value $0.001 per share	$75,703,754	$4,225	(4)

(1)	Estimated solely for the purpose of determining the amount of registration fee.

(2)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933.

(3)	Includes offering price of common shares that the underwriters have the option to purchase to cover over-allotments, if any.

(4)	Pursuant to Rule 457(p) under the Securities Act of 1933, we are offsetting payment of the registration fees against the $3,851 that has already been paid with respect to the Form S-1 filed with the Commission on September 4, 2009 (File No. 333- 141507), and subsequently withdrawn pursuant to a Registration Withdrawal Request filed on September 9, 2009.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 30 2009

6,269,462 Common Shares

DUOYUAN PRINTING, INC.

$      per share

•	We are offering 5,500,000 common shares and the selling shareholders are offering 769,462 common shares of Duoyuan Printing, Inc. We will not receive any proceeds from the sale of our common shares by the selling shareholders.

•	We anticipate that the initial public offering price will be between $8.50 and $10.50 per common share.

•	This is our initial public offering and no public market currently exists for our common shares.

•	Trading symbol: New York Stock Exchange — “DYP”.

This investment involves risk. See “Risk Factors” beginning on page 13.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Duoyuan Printing, Inc.	$	$
Proceeds, before expenses, to selling shareholders	$	$

The underwriters have a 30-day option to purchase up to 940,419 additional common shares from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Roth Capital Partners

The date of this prospectus is          , 2009.

DUOYUAN PRINTING, INC.

Langfang facility

Multicolor Large Format Press DY474

DUOYUAN PRINTING, INC. Langfang facility

DUOYUAN PRINTING, INC.

You should rely only on the information contained in this prospectus. We and the selling shareholders have not authorized anyone to provide you with additional or different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted.

This prospectus includes market size, market share and industry data that we have obtained from market research, publicly available information and various industry publications. The third party sources from which we have obtained information generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third party sources nor have we verified the underlying economic assumptions relied upon by those third parties. Similarly, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources.

Until          , 2009 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

i

SUMMARY

This summary highlights selective information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common shares. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes, before making a decision to invest in our common shares.

Overview

We are a Wyoming corporation and a leading offset printing equipment supplier in China, headquartered in Beijing. Through our principal operating subsidiary, Duoyuan Digital Press Technology Industries (China) Co., Ltd., or Duoyuan China, and Duoyuan China’s manufacturing subsidiaries, namely Langfang Duoyuan Digital Technology Co., Ltd., or Langfang Duoyuan, and Hunan Duoyuan Printing Machinery Co., Ltd., or Hunan Duoyuan, we design, manufacture and sell offset printing equipment used in the offset printing process. The offset printing process includes the following three stages: (1) “pre-press,” which is the transfer of images to printing plates; (2) “press,” which is the transfer of images from printing plates to another media, such as paper; and (3) “post-press,” which is the last step of the offset printing process that includes cutting, folding, binding, collating and packaging. We manufacture one product under the pre-press product category (a computer-to-plate system, or CTP system) and fifteen products across four product lines under the press product category (single color small format presses, single color large format presses, multicolor small format presses and multicolor large format presses). We plan to begin commercial production and sale of certain post-press products, including a cold-set corrugated paper machine, which makes corrugated cardboard paper, by the end of 2010. In addition, we plan to begin commercial production and sale of two other post-press products, namely an automatic booklet maker and an automatic paper cutter, for which we have developed prototypes, in 2011.

To enhance our market position, we have made and continue to make investments in research and development. Our Langfang Duoyuan research and development and technical support center and our Hunan Duoyuan technical support center have advanced design test tools, which we believe enable us to develop new and enhanced products with improved functionality. Our research and development team and our manufacturing department work closely together to optimize manufacturing processes and develop commercially viable products. In addition, they incorporate regular feedback from our sales and marketing personnel, enabling us to timely and cost-effectively introduce products tailored to end-user needs. Furthermore, our China-based research and development and manufacturing operations provide us with a distinct competitive advantage in international markets by enabling us to leverage low-cost technical expertise, labor, raw materials and facilities. Our investments in research and development, technical innovation and commitment to meet the needs of our end-user customers have allowed us to create and introduce four new and enhanced products in the year ended June 30, 2009.

Our nationwide distribution network in China consists of over 85 distributors located in over 65 cities and 28 provinces in China. Our nationwide distribution network, which we believe, based on our experience in the industry, to be one of the largest among Chinese offset printing equipment suppliers, enables us to be more responsive to local market demands than many of our competitors. We support our distributors’ sales efforts through coordinated marketing efforts. We regularly attend industry trade shows and exhibitions to showcase our products, as well as present seminars and training programs to our potential and existing distributors, as well as potential and existing end-user customers, to highlight the functions and capacities of our products. To maintain good relationships with our end-user customers, we provide certain services during the one-year warranty period associated with our products. During this period, we provide training, technical support, warranty and repair services for complex technical issues to our distributors who work with our end-user customers.

We believe our pricing is competitive with Chinese and international offset printing equipment manufacturers. We believe the relatively low operation, labor and raw material costs in China, our ability to produce a substantial majority of our key components in-house, our efficient production processes and our effective inventory management give us a cost competitive advantage. Our cost advantage allows us to offer quality products at lower prices, thus making our products attractive in China and certain international markets.

Our revenue grew 32.2% from $67.8 million in the year ended June 30, 2007 to $89.6 million in the year ended June 30, 2008 and 18.9% to $106.6 million in the year ended June 30, 2009. Our net income grew 89.3% from $14.0 million in fiscal 2007 to $26.5 million in fiscal 2008 and 23.2% to $32.6 million in fiscal 2009. For fiscal 2007, 2008 and 2009, our multicolor large format presses and our multicolor small format presses were our best selling products. For fiscal 2007, 2008 and 2009, we derived 72.3%, 81.4% and 83.3% of our revenue from the sale of our multicolor presses, respectively. For the same periods, our multicolor large format presses accounted for approximately 46.7%, 52.0% and 51.2% of our revenue, respectively, and our multicolor small format presses accounted for approximately 25.6%, 29.4% and 32.1% of our revenue, respectively.

Industry

China’s Printing Industry

China’s printing industry has benefited from China’s rapid economic growth. This growth has increased demand for publication printing needs, such as newspapers, magazines and books, and commercial printing needs, such as corporate brochures, product catalogues and labels, manuals and directories, conference and advertising materials, and printed packaging materials. Pira International reported that China was the third largest printing market in the world behind the United States and Japan. After taking into account the effects of the current economic environment, China’s printing industry is expected to remain one of the fastest growing in Asia.

From 2002 to 2007, the total annual output of China’s printing industry grew from $29.5 billion to $64.4 billion, according to the Printing and Printing Equipment Industries Association of China, representing a compound annual growth rate, or CAGR, of 17% per annum.

According to Pira International, China’s printing market grew from $51 billion in 2007 to $57 billion in 2008. Pira International estimates China’s printing market will grow to $60 billion by the end of 2009, and projects the market to grow by 28% total from 2009 to 2014, or a CAGR of 5.1% per annum, after taking into account the effects of the current economic environment.

In line with global trends, package printing represents the largest segment in the Chinese printing industry. According to the Printing and Printing Equipment Industries Association of China, China produced $20.5 billion of package printing in 2007, accounting for 32% of the total output of China’s printing industry that year. Pira International projects that package printing to become the largest segment by 2014, followed by commercial printing.

Based on another report issued by Pira International, corrugated paper and corrugated board accounted for the largest share of the corrugated packaging materials in 2007. The consumption of corrugated paper in China grew at a CAGR of 14.2% per annum from 2003 to 2007 reaching a market size of $4.4 billion by the end of 2007. Pira International estimates the consumption of corrugated paper to grow at a CAGR of 8.2% per annum from 2008 to 2013.

The demand for corrugated board is growing in response to the increased demand from industries such as food, beverages, electronic devices and toys. China’s output of corrugated board in 2007 accounted for 18.6 million tons of the global total of 109 million tons, and this output is projected to grow at a CAGR of 6.2% per annum from 2008 to 2013, according to Pira International.

The printing industry in China is currently transitioning from single color printing to multicolor printing. A few years ago, most high quality multicolor printing was handled by large and sophisticated printing companies in the coastal areas, especially in the Pearl River Delta region. Presently, almost every major city in China has printing companies that can meet a wide spectrum of printing demands, from simple single color works to fairly high quality multicolor printing. Multicolor printing is becoming a mainstream capability that almost every Chinese printing company must have to sustain its competitiveness in the marketplace.

China’s Printing Equipment Industry

We operate in the Chinese printing equipment industry, which we believe is highly correlated with the overall Chinese printing industry.

Over the past several years, China’s printing equipment industry grew at a higher rate than its overall printing industry. As noted above, the total annual output of China’s printing industry grew from $29.5 billion in 2002 to $64.4 billion in 2007 representing a CAGR of 17% per annum. The total annual output of China’s printing equipment industry, however, grew from $0.9 billion to $2.5 billion, representing a CAGR of 23% per annum over the same period.

Taking into account of the effects of the current economic environment, Pira International projects China’s printing equipment to grow by 34% total from 2009 to 2014, or a CAGR of 6.0% per annum.

We believe that demand for Chinese-made offset printing equipment is strong and that the market share of domestically made offset printing equipment has been increasing in recent years. For example, according to the Printing and Printing Equipment Industries Association of China, although the amount of imported printing equipment increased annually from $1.3 billion in 2002 to $1.7 billion in 2004, the total amount of imported printing equipment has since declined each year to reach $1.6 billion in 2007. We believe this decline in imported printing equipment is a result of leading Chinese printing equipment manufacturers’ increased investments in research and development and improved engineering standards, both of which improve Chinese printing equipment manufacturers’ ability to compete against international competitors for market share in China.

We believe two major entry barriers limit the potential competition we face from Chinese offset printing equipment producers. First, the offset printing equipment industry in China is particularly capital intensive due to high production costs, and second, we believe few manufacturers have the technical knowledge required to compete in our industry. We believe our position as an existing and leading offset printing equipment supplier in China gives us market advantages over potential competitors seeking to enter this market.

We derive all of our revenue from sales to our distributors in China. In 2007, according to the Printing and Printing Equipment Industries Association of China, there were an estimated 90,000 licensed printing companies in China. This estimate did not include the possible significant number of printing companies that operate in China without licenses. Printing companies in China purchase prepress, press and post-press printing equipment from foreign and Chinese equipment providers, including companies like us through our distributors.

Our Strengths, Strategy and Risks

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing offset printing equipment industry in China:

•	our quality product offerings at competitive prices;

•	our established market position;

•	our wide product offerings;

•	our nationwide sales and distribution network, with over 200 sales professionals in over 65 cities and 28 provinces throughout China; and

•	our research and development team with over 200 researchers, engineers and technicians.

Our strategy is to capitalize on our competitive strengths to expand our current market share and to benefit from the anticipated growth in China’s offset printing equipment industry. Our strategy consists of the following key elements:

•	adjust and expand production facilities to improve efficiency and margins;

•	expand our higher margin product offerings;

•	improve our products’ functionality through research and development efforts;

•	expand our market share in China, and establish distribution networks outside of China; and

•	pursue selective strategic acquisitions.

We expect to face risks and uncertainties related to our ability to:

•	develop and sell new products;

•	establish and maintain our relationships with our distributors;

•	manage our distribution network;

•	expand our manufacturing capacity;

•	attract and retain key management and research and development personnel;

•	build our brand and expand into international markets; and

•	protect our intellectual property rights.

See “Risk Factors” for a detailed discussion of these and other risks that we face.

Recent Developments

The following is a summary of our selected unaudited consolidated financial results for the three months ended September 30, 2009 compared to our selected unaudited consolidated financial results for the three months ended September 30, 2008. Our first quarter 2010 results may not be indicative of our full year results for our fiscal year ending June 30, 2010 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

Selected Unaudited Consolidated Financial Information
for the Three Months Ended September 30, 2009 and 2008

	Three Months Ended September 30,
	2008		2009
		% of		% of
	$	revenue	$	revenue
		(dollars in thousands)

Revenues, net	26,179	100.0%	33,295	100.0%
Cost of revenues	12,331	47.1	15,788	47.4

Gross profit	13,848	52.9	17,507	52.6
Research and development expenses	694	2.7	364	1.1
Selling expenses	2,547	9.7	3,157	9.5
General and administrative expenses	932	3.6	1,490	4.5

Income from operations	9,675	36.9	12,496	37.5
Change in fair value of derivative instruments	55	0.2	111	0.3
Other income (expense), net
Non-operating expenses	(1)	0.0	—	—
Interest expense	(212)	(0.8)	(234)	(0.7)
Interest income and other income	34	0.1	31	0.1

Other expense, net	(179)	(0.7)	(203)	(0.6)
Income before provision for income taxes and noncontrolling interest	9,551	36.4	12,404	37.2
Provision for income taxes	927	3.5	2,409	7.2

Net income	8,624	32.9	9,995	30.0
Less: Net income attributable to noncontrolling interest	109	0.4	158	0.5

Net income attributable to Duoyuan Printing, Inc.	8,515	32.5	9,837	29.5
Other comprehensive income
Foreign currency translation gain	256	1.0	183	0.5

Comprehensive income attributable to Duoyuan Printing, Inc.	8,771	33.5%	10,020	30.1%

Our revenue increased by $7.1 million, or 27.2%, from $26.2 million for the three months ended September 30, 2008 to $33.3 million for the three months ended September 30, 2009, primarily as a result of an increase in the volume of our products sold during this period. Revenue for our pre-press printing equipment increased by $0.1 million, or 12.7%, from $0.8 million for the three months ended September 30, 2008 to $0.9 million for the three months ended September 30, 2009. Revenue for our press printing equipment for the three months ended September 30, 2009 increased by $6.7 million, or 25.6%, when compared to the three months ended September 30, 2008. This increase was mainly attributable to an increase in the volume of our multicolor presses sold during this period.

Our cost of revenue increased by $3.5 million, or 28.0%, from $12.3 million for the three months ended September 30, 2008 to $15.8 million for the three months ended September 30, 2009. This increase was primarily due to an increase in the volume of our products sold during this period, particularly sales of our multicolor presses. This increase in sales contributed to the increase in consumption of raw materials and components across our pre-press and press product categories as our revenue increased by 27.2% from the three months ended September 30, 2009 to the three months ended September 30, 2008. As a percentage of revenue, our cost of revenue increased 0.3% from 47.1% for the three months ended September 30, 2008 to 47.4% for the three months ended September 30, 2009. This increase was mainly due to the increase in our depreciation expense for capital expenditures made in prior years.

Our income from operations increased by $2.8 million, or 29.1%, from $9.7 million for the three months ended September 30, 2008 to $12.5 million for the three months ended September 30, 2009. This increase was mainly due to increased multicolor press sales, which generated higher revenue for us.

Our provision for income taxes increased by $1.5 million, or 159.9%, from $0.9 million for the three months ended September 30, 2008 to $2.4 million for the three months ended September 30, 2009. This increase was primarily due to the increase in our revenue by 27.2% over the same period and the increase in income tax rate for Duoyuan China. The income tax rate for Duoyuan China in 2008 was 12.5%. Beginning on January 1, 2009, the income tax rate for Duoyuan China increased to 25.0% as a result of the expiration of preferential tax treatments granted to Duoyuan China in prior years. Our effective tax rates were 9.7% for the three months ended September 30, 2008 and 19.4% for the three months ended September 30, 2009.

As a result of the foregoing, our net income attributable to Douyuan Printing, Inc. increased by $1.3 million, or 15.5%, from $8.5 million for the three months ended September 30, 2008 to $9.8 million for the three months ended September 30, 2009. As a percentage of revenue, our net income decreased 3.0% from 32.5% for the three months ended September 30, 2008 to 29.5% for the three months ended September 30, 2009.

Our Corporate Structure

We were organized under the laws of the State of Nevada on August 10, 1998. On July 27, 2005, we merged with Asian Financial, Inc., a Wyoming corporation, for the purpose of changing our domicile from Nevada to Wyoming. From our inception until the equity transfer described below, we were a shell company without operations, revenue or employees, other than officers and directors.

On October 6, 2006, we closed an equity transfer with Duoyuan Investments Limited, a British Virgin Islands company with operating subsidiaries in China. Pursuant to the equity transfer, we issued 47,100,462 common shares to Duoyuan Investments Limited in exchange for all of Duoyuan Investments Limited’s equity interest in Duoyuan China, its wholly owned subsidiary. Duoyuan China manufactured single color offset printing presses, among other products. As a result of this equity transfer Duoyuan China became our wholly owned subsidiary, and Duoyuan Investments Limited, a company wholly owned by Wenhua Guo, the chairman of our board of directors, became our controlling shareholder. Upon the completion of the equity transfer, we commenced our offset printing equipment business. We conduct our business through our principal operating subsidiary, Duoyuan China, and Duoyuan China’s manufacturing subsidiaries, namely Langfang Duoyuan and Hunan Duoyuan.

On November 2, 2006, we closed the transactions contemplated by a securities purchase agreement by and between us and certain investors. Pursuant to the securities purchase agreement, we issued an aggregate of 6,132,622 common shares to the private placement investors for an aggregate purchase price of $23.5 million. This private placement was made pursuant to the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, for issuances not involving a public offering.

On October 15, 2009, we changed our name to Duoyuan Printing, Inc.

The following chart summarizes our corporate structure, including our subsidiaries:

*	Represents our minority shareholders, consisting of the pre-equity transfer investors and the investors from the private placement in November 2006.

Office Location

Our principal executive offices are located at No. 3 Jinyuan Road, Daxing Industrial Development Zone, Beijing 102600, People’s Republic of China. Our telephone number at this address is +8610-6021-2222. Our agent for service of process and our registered office in Wyoming is Pioneer Corporate Services located at 214 W. Lincolnway, Suite 23, Cheyenne, Wyoming, 82001.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.duoyuan.com. The information contained on our website is not incorporated by reference into this prospectus and is not part of this prospectus.

Conventions that Apply to this Prospectus

Unless otherwise indicated and except where the context otherwise requires, references in this prospectus to:

•	“we,” “us,” “our company,” “the company” and “our” are to Duoyuan Printing, Inc., a Wyoming corporation, its predecessor entities and subsidiaries;

•	“single color presses” are to single color small format presses and single color large format presses, collectively;

•	“multicolor presses” are to multicolor small format presses and multicolor large format presses, collectively; and

•	“fiscal 2007,” “fiscal 2008” and “fiscal 2009” are to our years ended June 30, 2007, June 30, 2008 and June 30, 2009, respectively.

Unless otherwise indicated and except where the context otherwise suggests, our financial information presented in this prospectus, including the audited consolidated financial statements and related notes, has been prepared in accordance with U.S. GAAP.

For fiscal 2007, 2008 and 2009, our income statements were translated at the average rates of RMB7.81 to $1.00, RMB7.26 to $1.00 and RMB6.83 to $1.00, respectively. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to Doing Business in China — Government control of currency conversion and exchange rate fluctuations may materially and adversely affect our business” for discussions of the effects of currency control and fluctuating exchange rates on the value of our shares. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Solely for your convenience, the foreign currency figures from the Printing and Printing Equipment Industries Association of China, have been translated into U.S. dollars at the rate of RMB6.83 to $1.00.

THE OFFERING

Common shares offered by Duoyuan Printing, Inc.	5,500,000 common shares.

Common shares offered by the selling shareholders	769,462 common shares.

Over-allotment option	We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to an additional 940,419 common shares from us at the public offering price less underwriting discounts, solely for the purpose of covering over-allotments, if any.

Total common shares offered	6,269,462 common shares.

Common shares outstanding immediately after this offering	31,375,050 common shares (or 32,315,469 common shares assuming the underwriters exercise their over-allotment option in full).

Offering price	We currently estimate that the initial public offering price will be between $8.50 and $10.50 per common share.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $47.4 million, assuming an initial public offering price of $9.50 per common share, the midpoint of the estimated range of the initial public offering price. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $56.0 million. We intend to use our net proceeds from this offering as follows:

• to build a factory to manufacture cold-set corrugated paper machines at our Langfang Duoyuan facility;

• to improve and upgrade our existing manufacturing facilities and production lines; and

• for general corporate purposes.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Lock-up	Of our outstanding common shares, 24,167,822 are subject to 180-day lock-up agreements with our underwriters, Piper Jaffray & Co., or Piper Jaffray. Subject to certain exceptions, neither we nor any of our directors, executive officers, employees and existing shareholders who are subject to these contractual lock-ups will, for a period of 180 days following the date of this prospectus, offer, sell or contract to sell any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares. See “Underwriting.”

Dividend policy	We do not anticipate paying any cash dividends in the near future.

Listing	The New York Stock Exchange has authorized the listing of our common shares.

New York Stock Exchange symbol	“DYP”.

Unless otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option;

•	reflects the grant of 875,000 restricted common shares to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, pursuant to our 2009 Omnibus Incentive Plan;

•	assumes the number of shares to be outstanding immediately after the completion of this offering, excludes 875,000 common shares reserved for future issuances under our 2009 Omnibus Incentive Plan and 180,000 common shares issuable upon the exercise of options granted concurrently with the listing of our common shares on the New York Stock Exchange; and

•	reflects the filing of our amended and restated articles of incorporation and the adoption of our amended and restated bylaws prior to the completion of this offering.

Summary Consolidated Financial Information

You should read the summary consolidated financial information set forth below in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated statements of income and other comprehensive income for each of the three years ended June 30, 2007, 2008 and 2009, the summary consolidated balance sheets as of June 30, 2008 and 2009, and the summary consolidated statements of cash flows for each of the three years ended June 30, 2007, 2008, and 2009 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for future periods.

Consolidated Statements of Income	Year Ended June 30,
and Other Comprehensive Income	2007	2008	2009
	(in thousands, except for share and per share data)

Revenue, net	$67,812	$89,628	$106,591
Cost of revenue	37,694	44,462	50,334

Gross profit	30,118	45,166	56,257
Research and development expenses	1,046	1,683	1,768
Selling expenses	7,827	8,705	9,726
General and administrative expenses	3,078	4,472	4,474

Income from operations	18,167	30,306	40,289
Liquidated damages (expenses) income, net of settlement	(2,119)	235	—
Change in fair value of derivative instruments	—	73	194
Other expense, net	(21)	(535)	(1,969)

Income before minority interest and provision for income taxes	16,027	30,079	38,514
Minority interest	241	382	464
Provision for income taxes	1,807	3,238	5,454

Net income	13,979	26,459	32,597
Foreign currency translation gain	1,834	8,200	329

Comprehensive income	$15,813	$34,659	32,925

Earnings per share — basic and diluted	$0.61	$1.06	$1.30

Weighted average number of shares outstanding — basic and diluted	23,041,021	25,000,050	25,000,050

	As of June 30,
Consolidated Balance Sheets	2008	2009
	(in thousands)

Cash	$14,200	$31,044
Working capital(1)	55,587	75,337
Total current assets	72,017	94,214
Total assets	112,905	148,551
Total current liabilities	16,431	18,877
Total liabilities	17,805	20,057
Minority interest	1,293	1,762
Total shareholders’ equity	93,806	126,732

(1)	Working capital is equal to total current assets less total current liabilities.

	Year Ended June 30,
Consolidated Statements of Cash Flows	2007	2008	2009
		(in thousands)

Cash flows provided by (used in) operating activities	$(4,200)	$16,801	$29,842
Cash flows used in investing activities	(11,081)	(10,524)	(16,189)
Cash flows provided by (used in) financing activities	19,171	(1,092)	2,929

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this prospectus, including the matters discussed under “Special Note Regarding Forward-Looking Statements,” before you decide to invest in our common shares. You should pay particular attention to the fact that we are a holding company with substantial operations in China and are subject to legal and regulatory environments that in many respects differ from those of the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects would be materially and adversely affected. You should also consider all other information contained in this prospectus before deciding to invest in our common shares.

Risks Related to Our Business

The market for offset printing equipment is very competitive, and if we are unable to compete successfully, our business may be materially and adversely affected.

The offset printing equipment industry is extremely competitive and is characterized by rapid technological changes. Our products compete against those offered by several top-tier Chinese and international companies, particularly German and Japanese companies.

•	Small Format Press Producers. Our competitors in the small format press market in China include Chinese companies such as Yingkou Gronhi Offset Printing Machinery Co., Ltd., Yingkou Saxin Printing Machine Co., Ltd, Liaoning Dazu Guanhua Printing Equipment Co. Ltd., Weifang Huaguang Precision Printing Machinery Co., Ltd., Shandong Weihai Hamada (JV) Printing Machinery Co., Ltd. and Shandong Weihai Printing Machinery Co., Ltd. Our international competitors include Heidelberger Druckmaschinen AG, a German company, and Hamada Printing Press Co., Ltd. and Ryobi, Ltd., two major Japanese small format press manufacturers.

•	Large Format Press Producers. Our competitors in the large format press market in China include Chinese companies such as Beiren Printing Machinery Holdings Limited, Shanghai Electric Group Printing & Packaging Machinery Co., Ltd. and Jiangxi Zhongjing Group Co., Ltd. Our international competitors include German manufacturers such as Heidelberger Druckmaschinen AG, Man Roland Druckmaschinen AG, and Koenig & Bauer Group (KBA) and Japanese manufacturers such as Mitsubishi Heavy Industries, Ltd., Komori Corporation, Shinohara Machinery Co. Ltd., Sakurai Graphic Systems Corp. and Ryobi Ltd. Adast a.s., one of the largest Eastern European manufacturers, is another international competitor.

Some of our competitors, particularly our international competitors, have significantly greater financial, technical, manufacturing, sales, marketing and other resources than we do and have achieved greater name recognition for their products and technologies than we have. Because of this, we may not be able to successfully increase our market penetration or our overall share of the offset printing equipment market in China or internationally. In addition, companies not currently in direct competition with us may introduce competing products in the future. Although we attempt to develop and introduce innovative products to meet end-user customer demand, products or technologies developed by other offset printing equipment suppliers could render our products or technologies obsolete or noncompetitive. Customers may defer or change their purchasing decisions in anticipation of the introduction of new products or the actual introduction of new products by us or our competitors.

Increased competition may result in price reductions, increased sales incentive offers, lower gross margins and loss of market share, which could require us to increase investments in research and development, sales and marketing efforts, and other means of market expansion. Our competitors’ products may be more competitive in terms of market acceptance, price, quality and performance. We may be adversely affected if we are unable to maintain current product cost reductions or achieve future product cost reductions, including warranty costs.

If we fail to address any of these competitive challenges and we are unable to compete successfully, there could be a material adverse effect on our business, financial condition and operating results.

We face risks and difficulties due to our recent growth, and may be unable to sustain our recent profitability and growth rates.

Our revenue grew from $67.8 million for the year ended June 30, 2007 to $89.6 million for the year ended June 30, 2008 and to $106.6 million for the year ended June 30, 2009. We will continue to encounter risks and difficulties in connection with our significant growth, including our potential failure to:

•	implement, adapt or modify our business model and strategy;

•	manage our investments in new businesses and facility expansion or construction, including the cold-set corrugated paper machine factory at Langfang Duoyuan that we intend to build;

•	maintain our current and develop new relationships with distributors;

•	manage our expanding operations and product offerings;

•	maintain adequate control of expenses, inventory and receivables;

•	attract, retain and motivate qualified personnel;

•	protect our reputation and enhance customer loyalty;

•	implement additional and improve existing administrative, financial and operations systems, procedures and controls; and

•	anticipate and adapt to changes in the offset printing industry, government regulations, technology and other competitive and market dynamics.

If we fail to successfully deal with these risks and difficulties due to our recent growth, we could experience disruptions in our business, any of which could materially affect our business, financial condition and results of operations.

In addition, although our sales have increased rapidly in recent years, we expect that our operating expenses will increase as we expand, and we may not maintain or increase our profitability. Some of the factors which may contribute to our inability to sustain our recent profitability and growth include:

•	competitors offering comparable products at lower prices;

•	decreases in the average selling prices of our products, particularly our single color presses;

•	superior product innovations by competitors;

•	rising raw materials and manufacturing costs;

•	changes in our management and key personnel; and

•	increased operating expenses relating to research and development, sales and marketing efforts and general and administrative expenses as we seek to grow our business.

As a result of these and additional factors, we may experience lower revenue and higher expenses and we may therefore fail to maintain our recent profitability and growth rates, achieve our revenue targets, limit our operating expenses and/or remain profitable in the future.

We may be unsuccessful in developing and selling new products or in penetrating new markets for which we have limited experience, particularly the post-press market.

Our revenue growth has been primarily from sales of our press products. Our future success depends, in part, on our ability to develop and sell new press products, as well as new pre-press and post-press products in a cost-effective and timely manner. We continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends.

We may expand into business areas for which we do not have significant experience. One area of planned expansion is the cold-set corrugated paper machine product line, which we expect to begin commercial production and sale by the end of 2010. Many factors, some of which are beyond our control, could materially and adversely affect our ability to turn this and other products into profitable businesses, including:

•	our limited experience in these new businesses;

•	the existence of larger more established competitors;

•	our potential inability to sell new products to existing end-user customers or to locate new end-user customers;

•	the timing and completion of our introduction of new designs;

•	the quality, price and performance of our products and those of our competitors;

•	our customer service capabilities and responsiveness; and

•	any unexpected expenses and costs related to the expansion.

Failure to effectively manage these factors may result in our inability to successfully develop new products and expand into new markets, including the post-press market, which could materially and adversely affect our financial condition and results of operations and result in a loss of business opportunities.

We depend on distributors for all of our revenue and will rely on adding distributors for most of our revenue growth. Failure to maintain relationships with our distributors or to otherwise expand our distribution network could negatively affect our ability to effectively sell our products.

We depend on distributors for all of our revenue. We do not have long-term distribution agreements, and all our distribution agreements have one-year terms. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. We compete for quality distributors with both our international and Chinese competitors. In addition, we rotate our sales and marketing personnel among our seven regional markets periodically to reduce our reliance on any single employee’s relationship with distributors in any market. This practice may make us less attractive to some distributors. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products.

We may be unable to effectively manage our distribution network, and our business, prospects and brand may be materially and adversely affected by our distributors’ actions.

Our ability to manage the activities of our independent distributors is limited. Our distributors could take one or more of the following actions, any of which may have a material adverse effect on our business, prospects and brand:

•	sell products that compete with our products, possibly including counterfeit products with the “Duoyuan” name;

•	sell our products outside their designated territory, possibly in violation of the distribution rights of other distributors;

•	fail to adequately promote our products;

•	fail to provide proper training and service to our end-user customers; or

•	violate the anti-corruption laws of China, the United States or other countries.

Failure to adequately manage our distribution network or non-compliance by distributors with our distribution agreements could harm our corporate image among our end-user customers and disrupt our sales, which could result in a failure to meet our sales goals. Furthermore, we could be liable for actions taken by our distributors, including violations of applicable law in connection with the marketing or sales of our products, such as the PRC anti-corruption laws and the United States Foreign Corrupt Practices Act. In particular, we may be held liable under U.S. law for actions taken by our distributors even though all of our distributors are non-U.S. companies that are not subject to the Foreign Corrupt Practices Act. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws, we could be required to pay damages or fines, which may materially and adversely affect our business, financial condition and results of operations. In addition, our brand, reputation, sales or the price of our common shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our distributors.

If the market for printing equipment does not grow at the rate we expect or at all, including due to a decrease in the demand for commercial printing services, our revenue and profitability may be materially and adversely affected.

The development of our business depends, in large part, on continued growth in the demand for quality printing equipment in China, including demand driven by providers of commercial printing services in China and on the maintenance or growth of the general selling prices of pre-press, press and post-press products in the market. Although the Chinese printing equipment market has grown rapidly, the growth may not continue at the same rate or at all.

A variety of factors, including economic, regulatory, political and social instability, could contribute to a decrease in the demand for quality offset printing equipment or commercial printing services. In addition, we believe the average price charged for regular and low-end commercial printing services has been decreasing. We also believe that the average selling price of press products, particularly the less sophisticated single color printing equipment, has been decreasing. If there is a decrease in the demand for or the price of offset printing equipment, including as a result of decreased demand for commercial printing services, our revenue and profitability may be materially and adversely affected.

If we fail to accurately project demand for our products, we may encounter problems of inadequate supply or oversupply, which may materially and adversely affect our business, financial condition and operating results.

Our distribution agreements contain annual sales targets for each distributor, and we take such targets into account when we formulate our overall operation plans. We forecast demand for our products based on rolling projections from our distributors. The varying sales and purchasing cycles of our distributors, however, make it difficult for us to forecast future demand accurately.

If we overestimate demand, we may purchase more raw materials or components than required. If we underestimate demand, our third party suppliers may have inadequate raw material or product component inventories, which could interrupt our manufacturing, delay shipments and result in lost sales. In particular, we are seeking to reduce our procurement and inventory costs by matching our inventories closely with our projected manufacturing needs and by deferring our purchase of raw materials and components, from time to time, in anticipation of supplier price reductions. If we have excess products, we may need to lower prices to stimulate demand. We also risk new material inventory obsolescence if we do not sell components before the end of their shelf life. As we seek to balance inventory cost savings and production flexibility, we may fail to accurately forecast or meet demand. Our inability to accurately predict and timely meet our demand could materially and adversely affect our business, financial condition and operating results.

If we cannot obtain sufficient raw materials and components that meet our production demand and standards at a reasonable cost, or at all, our business may be materially and adversely affected.

The key raw materials and components used in the manufacturing of our products are steel, iron and electronic components. We produce a substantial majority of our key components in-house at our Hunan Duoyuan facility. We purchase all other raw materials and components from Chinese suppliers.

For fiscal 2007, 2008 and 2009, purchases from our largest supplier accounted for 9.5%, 8.8% and 10.7% of our total raw materials and components purchases, respectively. For the same periods, our ten largest suppliers combined accounted for 54.6%, 55.7% and 57.4% of our total raw materials and components purchases, respectively. If any supplier is unwilling or unable to provide us with raw materials and components in the required quantities and at acceptable costs and quality, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. In addition, some of our suppliers may fail to meet qualifications and standards required by our end-user customers, which could impact our ability to purchase raw materials and components.

Our inability to find or develop alternative supply sources for raw materials or components that meet our production demand and standards could result in production delays or reductions as well as shipment delays. The prices of our raw materials and components could also increase, and we may not be able to pass these price increases on to our end-user consumers. For example, steel prices in China decreased during the year ended June 30, 2006 but, increased significantly during fiscal 2007 and fiscal 2008. Should any of these events occur, our business may be materially and adversely affected.

Our distributors have reduced or terminated their purchases in the past, and could reduce or terminate their purchases in the future, which could materially and adversely affect our business.

We do not have long-term distribution agreements with our distributors, who could reduce their purchases or cease purchasing our products altogether. If major distributors elect to purchase products from another manufacturer, our operating results could be harmed through, among other things, decreased sales volumes and write-offs of accounts receivable and inventory related to products we have manufactured for these distributors. In addition, any decline in demand for our products, including any negative development affecting our major distributors or the printing industry in general, would likely harm our sales and operating results.

A substantial portion of our backlog is scheduled for delivery within 90 days or less, and our distributors may cancel or change their purchase orders or delivery times for products they have ordered from us without penalty. In addition, a significant portion of our operating expenses are fixed in advance based on projected sales. Accordingly, if sales are below expectations in any given quarter, the resulting impact on our business, financial conditions and operating results will be more significant given our inability to adjust spending in the short term to compensate for this shortfall.

We may be unable to successfully expand our manufacturing capacity, which could result in material delays, quality issues, increased costs and loss of business opportunities, and, if we fail to accurately gauge demand for our products or our product and end-user customer initiatives fail, we may have overcapacity, which may materially and adversely affect our business.

We intend to upgrade our existing in-house production facilities for our key components and build a new factory at Langfang Duoyuan to manufacture cold-set corrugated paper machines, a post-press product. These projects may not be constructed in time or within budget. We may also experience quality control issues as we implement these manufacturing upgrades and ramp up production. Any material delay in completing these projects, or any substantial increase in costs or quality issues in connection with these projects, could materially and adversely affect our business, financial condition, results of operations and business opportunities.

Our decision to upgrade our existing production facilities and build a new cold-set corrugated paper machine factory at Langfang Duoyuan is based on the sale of current products, our growth strategy and market trends. However, market demand could shift and result in lower than anticipated demand for and sales of our existing or future products, such as our cold-set corrugated paper machines. Our marketing initiatives to promote our existing and new products may not result in the anticipated level of end-user customer demand, resulting in production overcapacity or excess inventory for us, which may have a material adverse effect on our profitability.

We are exposed to potential product liability claims that may be costly to defend against, and, if successful, may materially and adversely affect our business.

As a manufacturer of offset printing equipment, our business exposes us to product liability risks. Claims against us may also result from actions taken by our distributors over whom we exercise little to no control. The malfunctioning of our products could potentially cause financial loss, property damage or personal injuries. If our products are not properly designed or manufactured or if they do not perform adequately, we could be subject to claims for damages based on legal theories, including product liability. Product liability claims may be expensive to defend and may potentially result in large financial judgments being made against us, which could adversely affect our financial performance. We do not maintain liability insurance, so we are responsible for any expenses we might incur in connection with such claims. Even if a product liability or other claim is not successful, the adverse publicity, time and expense of defending such a claim may interfere with or negatively impact our business and materially and adversely impact our results of operations and reputation.

If we fail to meet evolving end-user customer demand and requirements for offset printing equipment, including through product enhancements or new product introductions, or if our products do not compete effectively, our financial conditions and operating results may be negatively and adversely affected.

The offset printing equipment industry is characterized by evolving technological change, frequent new product developments, periodic product obsolescence, high industry standards, changing information technologies and evolving distribution channels. We must adapt quickly to new and changing technologies and their related applications and to introduce new products offerings with improved features and functionality. We could incur substantial costs to keep pace with the technological changes and may fail to adapt to these changes.

Our future success largely depends on our ability to continuously develop new products with the quality levels our end-user customers demand and new services to support them. Despite our investments in research and development, we may fail to develop new products. Our new products may not achieve market acceptance or be manufactured at competitive costs or in sufficient volume. Our failure to enhance our existing products and services or to develop and introduce new products and services that meet changing end-user customer requirements and evolving technological standards would adversely impact our ability to sell our products and our financial condition and operating results may be negatively and adversely affected.

Third party use of the “Duoyuan” trademark name may dilute its value and materially and adversely affect our reputation, goodwill and brand.

We have a license from Duoyuan Investments Limited, our majority shareholder, wholly owned by Wenhua Guo, the chairman of our board of directors, to use the “Duoyuan” trademark name. Duoyuan Investments Limited, however, may license the “Duoyuan” trademark name to others for products unrelated to printing, which may create confusion regarding our brand. In addition, some of our distributors use the Chinese characters of our name, “Duoyuan,” in their company names, and we may be unable to prevent such use. The use of “Duoyuan” in the legal names of these distributors may confuse our end-user customers who may associate our name with the distributor and incorrectly believe our distributors are our affiliates. Due to ambiguities in Chinese intellectual property law, the cost of enforcement and our prior lack of enforcement, we may be unable to prevent third parties from using the “Duoyuan” trademark name.

We may undertake acquisitions which may have a material adverse effect on our ability to manage our business and may be unsuccessful.

Our growth strategy may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions into our existing business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

•	integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	diversion of resources from our existing businesses and technologies;

•	inability to generate sufficient revenue to offset the costs of acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers.

Any of these risks may have a material adverse effect on our ability to manage our business and the acquisitions may be unsuccessful.

If our efforts to expand into international markets are unsuccessful, our business and financial conditions could be materially and adversely affected.

Our long-term business strategy relies in part on establishing an international distribution network in parts of Africa, the Middle East and Asia. Risks affecting our international expansion include challenges caused by geographic distance, language, cultural differences and the burdens of complying with a wide variety of laws and regulations which differ from those to which we are accustomed, including:

•	international import and export legislation;

•	financial condition, expertise and performance of potential international distributors;

•	foreign tax consequences;

•	trade and tariff restrictions;

•	quotas; and

•	inability to effectively enforce contractual or other legal rights.

These risks could result in increased and unbudgeted costs associated with servicing international markets, which could in turn materially and adversely affect our business and financial condition.

Our business is capital intensive and our growth strategy may require additional capital which may not be available on favorable terms or at all.

We believe that our current cash and cash flows from operations will be sufficient to meet our present and reasonably anticipated cash needs to maintain current operations. We may, however, require additional cash resources due to changed business conditions, planned expansion of our manufacturing capacity and product offerings (for example, our plans to expand our existing property to build a cold-set corrugated paper machine factory at Langfang Duoyuan) or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution of shareholders’ holdings. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Any interruption in our production process could materially impair our financial performance and adversely affect our relationships with our distributors.

Our manufacturing operations are complicated and integrated, involving the coordination of raw materials and components (some purchased from third parties), internal production processes and external distribution processes. While these operations are modified on a regular basis in an effort to improve manufacturing and distribution efficiency and flexibility, we may experience difficulties in coordinating the various aspects of our manufacturing processes, thereby causing downtime and delay. For example, due to increased demand for our multicolor presses, we transferred some of our employees from the single color press production line to the multicolor press production line. Production of multicolor presses involves a more complicated manufacturing process that required additional training for these transferred employees and ultimately resulted in some production delays. We manufacture, assemble and store almost all of our products, as well as conduct most of our research and development activities, at our manufacturing facilities. We do not maintain back-up facilities, so we depend on our manufacturing facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic event, including power interruption, water shortage, storm, fire, earthquake, terrorist attack or war, could significantly impair our ability to manufacture our products and operate our business and delay our research and development activities. Our facilities and certain manufacturing equipment would be difficult to replace and could require substantial replacement time. Catastrophic events may also destroy our inventory. The occurrence of such an event could materially and adversely affect our business and operations. In addition, any interruption in our production, even if temporary, could delay our delivery to our distributors, who deliver to end-user customers. Any production interruption and/or delivery delays could negatively affect our business and potentially our reputation. Any interruption of our business operations could have a material adverse effect on our business, financial condition and operating results and may negatively affect our relationships with our distributors.

We do not have insurance coverage to protect us against losses.

We do not maintain insurance coverage for our equipment or manufacturing facilities, and we do not have any business liability, loss of data or business interruption insurance coverage for our operations in China. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources, which would materially and adversely affect our business, financial condition and operating results.

Environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our business.

We are subject to environmental laws and regulations that affect our operations, facilities and products in China. Any failure to comply with any present or future environmental laws and regulations could result in the assessment of damages or imposition of fines against us, suspension of production, cessation of our operations or even criminal sanctions. New laws and regulations could also require us to acquire costly equipment or to incur other significant expenses. Our failure to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business operations, which may harm our results of operations.

In connection with the construction of our Langfang Duoyuan facility, which became operational in October 2000, we obtained the required environmental protection assessment. We were also required to obtain a pollutant discharging permit from the governmental authorities in connection with the discharge of certain pollutants prior to commencing operations. We have not received this permit yet. Pursuant to the Regulations of Hebei Province on the Administration and Supervision of Environmental Pollution Prevention, effective March 1, 2008, our failure to timely obtain this permit may result in us being reprimanded by the relevant governmental authorities, which may result in a monetary fine in an amount equal to three times any illegal gains, or RMB5,000 to RMB10,000, if we have no illegal gains, subject to the discretion of the governmental authorities. If we are deemed to have materially violated the regulation regarding the discharge of pollutants, the governmental authorities may order us to comply with the regulation within a time limit. If more stringent regulations are adopted in the future, the related compliance costs could be substantial. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

In connection with the construction of our Hunan Duoyuan facility, which became operational in March 2004, we didn’t obtain the required environmental protection assessment. We were also required to obtain a pollutant discharging permit. We have not received this permit yet. Pursuant to the Provisional Measures of Hunan Province on the Administration and Supervision of Pollutant Discharging Permit, effective January 1, 2004, our failure to obtain this permit, may result in us being prohibited the discharge of pollutants. We may not obtain a required approval of our potential construction project.

The loss of key personnel, failure to attract or retain specialized technical and management personnel and recent replacements of our chief executive officer and chief financial officer could materially and adversely affect our business.

We rely heavily on the services of our key personnel, including Wenhua Guo, the chairman of our board of directors, Christopher Patrick Holbert, our chief executive officer, Xiqing Diao, our chief operating officer, William D. Suh, our chief financial officer, and Yubao Wei, our chief technology officer, each of whom are a significant asset to us. Our future success will depend on our ability to retain these key personnel and attract and retain other skilled managerial, engineering, technical and sales and marketing personnel. Competition for such key personnel, particularly technical personnel, is intense in the offset printing equipment industry, and we may fail to attract and retain a sufficient number of technical personnel to support our anticipated growth. Despite the incentives we provide, our current employees may not continue to work for us. If additional personnel are required for our operations in the future, we may not be able to obtain the services of additional personnel necessary for our growth.

Turnover in our senior management could significantly deplete institutional knowledge held by our existing senior management team and impair our operations, which could harm our business. On June 29, 2009, Wenhua Guo resigned as our chief executive officer. Mr. Diao served as our interim chief executive officer from July 9, 2009 until we appointed Christopher Patrick Holbert as our chief executive officer on August 26, 2009. During the year ended June 30, 2008, Gene Michael Bennett and William Milewski, who served as our chief financial officers from July 19, 2007 to December 20, 2007 and from March 1, 2008 to May 21, 2008, respectively, resigned. From December 20, 2007 to March 1, 2008 and again from May 21, 2008 to October 1, 2008, Baiyun Sun, our controller, served as our interim chief financial officer. We appointed William Suh as our chief financial officer effective as of October 1, 2008, with Ms. Sun continuing to serve as our controller. During the transition periods when we had only an interim chief financial officer, certain of our projects were subject to delay or put on hold which may have a material adverse effect on our financial condition and operating results.

In addition, if any of our key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose end-user customers, business partners, key professionals and staff members as a result. All of our key personnel have entered into employment agreements with us, which include confidentiality and non-disclosure provisions. However, if any disputes arise between these key personnel and us, it is not clear, in light of uncertainties associated with the Chinese legal system, what the court decisions will be and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could limit the legal protections available to our shareholders and us.”

The successful management of our printing operations and growth may suffer because our senior management team has a limited history of working together.

Our success depends, in large part, upon the services of our senior management team. A significant portion of our senior management team, namely our chief executive officer and chief financial officer, has been in place for 12 months or less. These executives do not have previous management experience with us and may not fully integrate themselves into our business or manage effectively our growth. Our failure to assimilate these new executives, the failure of these new executives to perform effectively, or the loss of any of these new executives, could adversely affect our business, financial condition, and results of operations. We do not carry key person life insurance on any of our executive officers.

Failure to protect our proprietary technologies or maintain the right to certain technologies may materially and adversely affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have also entered into confidentiality or license agreements with our employees, business partners and other third parties. We have implemented procedures to control access to and distribution of documents and other proprietary information. These efforts may fail to adequately protect our intellectual property rights. Further, these agreements do not prevent others from independently developing technologies that are equivalent or superior to our technology. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of technology is difficult, particularly in China, where the laws may not protect our proprietary rights as fully as do the laws of the United States.

Currently, we have eight patents registered in China. Patents might not be issued for our future applications, and any issued patents may not protect or benefit us or otherwise give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our proprietary technology or develop effective competing technologies on their own.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties.

We rely upon certain proprietary confidential information, trademarks, know-how, trade secrets and improvements and continuing technological innovation to develop and maintain our competitive position. In addition, we have eight registered patents that we use in our business. Our product development teams conduct patent searches of Chinese patents with guidance and oversight from our in-house patent team. Our product development projects are approved only if the result of the patent search indicates that development of the proposed products will not infringe on any third party intellectual property rights. However, due to the complex nature of offset printing technology patents, the uncertainty of construing the scope of the patents, inadequate oversight or guidance from our in-house patent team, and other limitations inherent to these patent searches, the risk of our infringing on third party intellectual property rights cannot be fully eliminated.

Third parties may claim that one or more of our products or our various processes infringe upon their patents or other intellectual property. A successful claim of patent or other intellectual property infringement could subject us to significant damages or an injunction preventing the manufacture, sale or use of our affected products or otherwise limit our freedom to operate. The legal protection of intellectual property in China is significantly more limited than in the United States and many other countries and may afford us little or no effective protection.

Technologies licensed to and relied on by us may be subject to infringement or corresponding claims by others which could damage our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components used in our products or companies with which we collaborate on research and development activities. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have obtained or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China or other countries. The defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay additional ongoing royalties, which could decrease our profit margins;

•	redesign our products; or

•	be restricted by injunctions.

These factors could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring, canceling or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.

We may be exposed to potential risks relating to our internal control over financial reporting and our ability to have those controls attested to by our independent auditors for the year ending June 30, 2010, in accordance with the Sarbanes-Oxley Act of 2002.

We are required by the Securities and Exchange Commission to include a report of management on our internal control over financial reporting in our annual reports. In addition, the independent registered public accounting firm auditing a company’s financial statements must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting and the operating effectiveness of our internal controls. Our management has concluded that our internal control over our financial reporting is not effective and has material weaknesses. Our independent registered public accounting firm is not yet required to attest to our management’s assessment until the year ending June 30, 2010, but once it is required to do so it may issue a report that is qualified if it is not satisfied with our controls at that time or the level at which our controls are documented, designed, operated or reviewed. We have identified significant deficiencies or material weaknesses in our internal controls that we may not be able to remediate in a timely manner, and investors and others may lose confidence in the reliability of our financial statements. We can provide no assurance that we will be in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, be able to rectify the material weaknesses we have identified or receive a positive attestation from our independent auditors in the future. Any of these possible outcomes could result in loss of investor confidence in the reliability of our reporting processes, which could adversely affect the price of our shares.

The termination and expiration or unavailability of preferential tax treatments once available to us may materially and adversely affect our business.

Prior to January 1, 2008, enterprises established in China were generally subject to 30% state and 3% local enterprise income tax rate. However, enterprises that satisfied certain conditions enjoyed preferential tax treatments. For example, in accordance with the Foreign Invested Enterprise Income Tax Law, which was effective until December 31, 2007, a foreign-invested manufacturing enterprise scheduled to operate for a period not less than ten years would be exempted from paying income tax in its first and second years of generating profit, followed by a 50% reduction in its tax rate in the third, fourth and fifth years subject to the approval of relevant tax authorities. Duoyuan China, which we believe qualifies as a manufacturing enterprise scheduled to operate more than ten years, enjoyed an income tax exemption for its first two profitable years (2004 and 2005) and a 50% income tax reduction for the next three years (2006 through 2008). Since the definition of manufacturing enterprise is unclear and subject to discretionary interpretation and enforcement by the PRC authorities, if Duoyuan China is deemed not qualified for such preferential tax treatment in the prior periods by relevant tax authorities, it may be required to refund prior tax benefits received.

Effective January 1, 2008, the PRC National People’s Congress enacted the PRC Enterprise Income Tax Law. The new Enterprise Income Tax Law generally imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations, subject to the State Council’s further regulation. According to the new Enterprise Income Tax Law and relevant implementation rules, the specific foreign-invested enterprises which used to enjoy a tax holiday in accordance with the state laws, regulations or the relevant rules will continue to enjoy it under the new tax law until the expiration of such tax holiday. As a result, Duoyuan China enjoyed the 50% tax reduction for the calendar year 2008 with an applicable income tax rate of 12.5%. Beginning on January 1, 2009, Duoyuan China became subject to the 25% income tax rate. Our other two subsidiaries, Langfang Duoyuan and Hunan Duoyuan, were both granted five-year income tax exemptions beginning with their first profitable year, by the relevant local governments. However, these preferential tax treatments granted by the local governments were not supported by relevant state laws and regulations, thus Langfang Duoyuan and Hunan Duoyuan may be ordered by relevant authorities to refund these tax benefits. Langfang Duoyuan became subject to the 25% income tax rate beginning on January 1, 2008. Pursuant to the preferential tax treatments granted by the local government, Hunan Duoyuan will become subject to the 25% income tax rate beginning on January 1, 2010. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Taxes and Incentives.”

If we are required to refund the tax benefits we received, our financial condition and result of operation could be materially and adversely affected.

The newly enacted PRC tax law affects tax exemptions on dividends received by us and increases the enterprise income tax rate applicable to us.

According to the PRC enterprise income tax law applicable prior to January 1, 2008, dividends paid to us by our Chinese subsidiaries were exempted from the Chinese enterprise income tax. However, such tax exemption ceased after January 1, 2008, when the new PRC Enterprise Income Tax Law and its implementation rules became effective. Under the new Enterprise Income Tax Law, dividends payable by a foreign invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. We are a company incorporated in the State of Wyoming, United States. As the tax treaty between China and the United States does not have such a reduced rate of withholding tax on dividends, if we are considered a non-resident enterprise, our dividend income received from our PRC subsidiary will be subject to a 10% withholding tax. The new Enterprise Income Tax Law also provides that an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. According to the Implementing Rules of PRC Enterprise Income Tax Law, “de facto management organization” means organizations implementing substantive and comprehensive management and control over the production and business operations, staff, accounts and property of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which set out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us. Although substantially all members of our management are located in China, it is unclear whether Chinese tax authorities would require (or permit) us to be treated as PRC resident enterprises. If we are deemed a Chinese tax resident enterprise, we may be subject to an enterprise income tax rate of 25% on our worldwide income, excluding dividends received directly from another Chinese tax resident. As a result of such changes, our historical tax rates will not be indicative of our tax rates for future periods and the value of our common shares may be adversely affected.

We conduct all of our business through our Chinese subsidiaries and almost all of income will be derived from these subsidiaries. Currently, we have not received any dividend payments from our Chinese subsidiaries and we, as a holding company, do not have any revenue because all revenues are reported by the Chinese subsidiaries.

Our foreign shareholders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our shares if we are deemed a PRC “resident enterprise.”

Under the new PRC Enterprise Income Tax law, non-PRC enterprise shareholders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on their sales or other dispositions of our shares, if such income is deemed as sourcing from China. Accordingly, under the new Enterprise Income Tax Law, (1) if the enterprise that distributes dividends is domiciled in the PRC, or (2) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the new Enterprise Income Tax law. It remains unclear whether the gains our non-PRC enterprise shareholders may realize will be regarded as income from within China if we are deemed a PRC resident enterprise under the new Enterprise Income Tax Law. If we are deemed a PRC resident enterprise and investors’ sales of our shares and dividends payable by us are deemed as gains sourced from China, investors’ sales of our shares and dividends payable by us may be subject to withholding tax. However, if investors do not pay the withholding tax, there is no certainty regarding whether penalties will be imposed or the type of penalties. Any such withholding tax or penalties imposed upon our shareholders will reduce the returns on your investment in our shares.

We may be unable to ensure compliance with U.S. economic sanctions laws, especially when we sell our products to distributors over which we have limited control.

The United States Department of the Treasury’s Office of Foreign Assets Control administers certain laws and regulations that impose penalties on U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions. We will not engage in or fund, directly or indirectly, any activity or business with any country, government, entity or individual that U.S. economic sanctions laws prohibit U.S. persons, or foreign entities owned or controlled by U.S. persons, from engaging in or funding. However, we sell our products through independent non-U.S. distributors which are responsible for interacting with the end-user customers of our products. Although none of these independent non-U.S. distributors are located in or conduct business with countries subject to U.S. economic sanctions such as Cuba, Sudan, Iran, Syria and Myanmar, we may not be able to ensure that such non-U.S. distributors comply with any applicable U.S. economic sanctions laws. As a result of the foregoing, actions could be taken against us that could materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

The slowdown of China’s economy caused in part by the recent challenging global economic conditions may adversely affect our business, results of operations and financial condition.

China’s economy has experienced a slowdown after the second quarter of 2007, when the quarterly growth rate of China’s gross domestic product reached 11.9%. A number of factors have contributed to this slowdown, including appreciation of the Renminbi, which has adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the Chinese government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown has been further exacerbated by the challenging global economic conditions in the financial services and credit markets, which in recent months has resulted in extreme volatility and dislocation of the global capital and credit markets.

It is uncertain how long the challenging global economic conditions in the financial services and credit markets will continue and how much of an adverse impact it will have on the global economy in general and the Chinese economy specifically. In response to the challenging global economic conditions, in September 2008 the Chinese government began to loosen economic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. On November 5, 2008, the State Council of China announced an economic stimulus plan in the amount of $585 billion to stimulate economic growth and bolster domestic demand. We cannot assure you that the economic stimulus plan or various macroeconomic measures and monetary policies adopted by the Chinese government to guide economic growth and the allocation of resources will be effective in sustaining the growth of the Chinese economy. The slowdown of China’s economy could lead to lower demand for commercial printing services in China, because demand for commercial printing services is dependent on strong general economic activities and conditions. Lower demand for commercial printing services may decrease demand for offset printing equipment, which could decrease demand for our products and adversely and materially affect our business, results of operations and financial condition.

Claims by our shareholders are subordinate to existing and future liabilities and obligations of our Chinese subsidiaries.

Because all of our assets are held by our Chinese subsidiaries, the claims of our shareholders will be structurally subordinate to all existing and future liabilities and obligations and trade payables of our Chinese subsidiaries. In the event of our bankruptcy, liquidation or reorganization, our assets and those of our Chinese subsidiaries will be available to satisfy the claims of our shareholders only after all of our subsidiaries’ liabilities and obligations have been paid in full.

Risks Related to Doing Business in China

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability and limit our ability to acquire Chinese companies or inject capital into our Chinese subsidiaries, limit our Chinese subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect our business.

The State Administration of Foreign Exchange, or SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005 namely Notice 75, and an implementing rule in May 2007 namely Notice 106, collectively the SAFE Rules. According to the SAFE Rules, Chinese residents, including both legal persons and natural persons (including Chinese citizens and foreign citizens) who reside in China, are required to register with the SAFE or its local branch before establishing or controlling any company outside China, referred to in the SAFE rules as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. In addition, a Chinese resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of share, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, Chinese residents who have established or acquired control of offshore companies that have made onshore investments in China in the past were required to complete the relevant registration procedures with the competent local SAFE branch. If any Chinese resident failed to file its SAFE registration for an existing offshore company, any dividends remitted by the onshore entity to its overseas parent since April 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result of any illegal action of this type, both the onshore entity and its actual controlling person(s) can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore company. Chinese resident shareholders of the offshore company may also be subject to penalties under Chinese foreign exchange administration regulations.

Our majority shareholder, Duoyuan Investments Limited, is wholly owned by Wenhua Guo, who is the chairman of our board of directors and a Chinese citizen as defined in the SAFE Rules. We have asked Mr. Guo, and will ask our future shareholders and beneficial owners who are Chinese residents, to make the necessary applications and filings as required under Notice 75 and other related rules. Mr. Guo had submitted the application in September 2006 pursuant to Notice 75. Because of lack of implementation procedures, SAFE did not issue a registration certificate to Mr. Guo. In May 2007, SAFE promulgated the Notice 106 and set out the relevant procedures. Mr. Guo resubmitted his application with SAFE at the end of August 2009. SAFE is still reviewing his application. We cannot provide any assurances that he can obtain such SAFE registration. Moreover, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that Mr. Guo and our future shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our Chinese resident shareholders or beneficial owners to register with the SAFE in a timely manner pursuant to the SAFE Rules, or the failure or inability of any future Chinese resident shareholders or beneficial owners to make any required SAFE registration or comply with other requirements under the SAFE Rules, may subject these shareholders or beneficial owners to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese subsidiaries, limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us.

We may not be able to enforce our legal rights in China or elsewhere, which could materially and adversely affect our business.

Although we are incorporated in the State of Wyoming, United States, all of our operations are in China. Our operating subsidiaries are formed under Chinese law, and all of our assets are located in China. As a result, most of our material agreements are governed by Chinese law. Since all of our revenue is derived from our operations in China, our business, financial condition and results of operations are subject to legal developments in China. There is no assurance that we will be able to enforce any of our material agreements or that remedies will be available outside of China with respect to our material agreements. The legal system and enforcement of laws in China may not be as transparent as those in the United States. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a high degree of uncertainty regarding the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

It may be difficult to serve us with legal process or enforce judgments against us or members of our management.

A substantial majority of our executive officers and our directors reside outside of the United States. Because our operations, assets and officers and directors are located outside of the United States, it may not be possible for U.S. investors to enforce their legal rights, effect service of process upon our directors or officers or enforce civil or criminal judgments of U.S. courts against us or our directors and executive officers under U.S. federal securities laws. Moreover, we have been advised by our PRC counsel, Commerce & Finance Law Offices, that China’s treaties do not provide for reciprocal recognition and enforcement of judgments by U.S. courts.

We may have difficulty establishing adequate management, legal and financial controls in China, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

China has historically not followed Western-style management and financial reporting concepts and practices, and its access to modern banking, computer and other control systems has been limited. We may have difficulty hiring and retaining a sufficient number of qualified employees to work in China with skills in these areas. As a result, we may experience difficulty establishing management, legal and financial controls, collecting financial data, preparing financial statements, books of account and corporate records and instituting business practices that meet U.S. standards. Consequently, it may be difficult for our management to forecast our needs and present accurate operating results.

The Chinese government could change its policies toward private enterprises, which could materially and adversely affect our business.

Our business is subject to political and economic uncertainties in China and may be adversely affected by its political, economic and social developments. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may alter them to our detriment from time to time. Changes in policies, laws and regulations, including their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could result in the total loss of our investment in China.

Economic, political and social conditions in China could materially and adversely affect our business.

All of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has recently implemented measures emphasizing the utilization of market forces for economic reform, reduction of state ownership of productive assets and establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Therefore, the Chinese government’s involvement in the economy could adversely affect our business, financial condition or operating results. The Chinese government has implemented various measures from time to time to control the rate of economic growth. Some of these measures benefit the overall economy of China, but may have a negative effect on our business, financial condition and operating results.

Government control of currency conversion and exchange rate fluctuations may materially and adversely affect our business.

All of our revenue and expenses are denominated in Renminbi, the currency of China. A portion of such revenue may be converted into other currencies to meet our foreign currency obligations. In addition, we incur approximately 1% of our expenses in foreign currencies, mostly for professional services such as auditors, attorneys and other intermediaries. Foreign exchange transactions under our capital account, including principal payments with respect to foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the SAFE in China. These limitations could affect our ability to obtain foreign exchange through debt or equity financing or to obtain foreign exchange for capital expenditures.

The Renminbi is reported to be measured against a basket of currencies determined by the People’s Bank of China. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Because all of our earnings and cash assets are denominated in Renminbi and our financial reporting is denominated in U.S. dollars, fluctuations in the exchange rates between the U.S. dollar and the Renminbi will affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business, financial condition or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar denominated investments we make in the future.

Historically, we have not engaged in exchange rate hedging activities. Although we may implement hedging strategies to mitigate exchange rate risk, these strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategy and potential accounting implications.

Uncertainties with respect to the Chinese legal system could limit the protections available to our shareholders and us.

The Chinese legal system is based on written statutes and their interpretation by the Supreme People’s Court. Although the Chinese government has introduced new laws and regulations to modernize its business, securities and tax systems, China does not yet possess a comprehensive body of business law. Because Chinese laws and regulations are relatively new, interpretation, implementation and enforcement of these laws and regulations involve uncertainties and inconsistencies. Therefore, it may be difficult to enforce contracts under Chinese law. These uncertainties could materially and adversely affect our business, financial condition and operating results. In addition, as the Chinese legal system develops, changes in these laws and regulations, their interpretation or their enforcement may have a material adverse effect on our business operations. Moreover, interpretative case law does not have the same precedential value in China as in the United States, so legal compliance in China may be more difficult or expensive. These uncertainties could limit the legal protections available to us and other foreign investors, including our shareholders.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006, as amended on June 22, 2009.

The new Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors governs the approval process by which a Chinese company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, the new M&A rules will require the Chinese parties to make a series of applications to certain government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new M&A rules is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the new M&A rules, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction. The new M&A rules allow Chinese government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to the Ministry of Commerce and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The new M&A rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets and, in certain transaction structures, requires that consideration must be paid within defined periods, generally not in excess of a year. The new M&A rules also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, the new M&A rules may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our investors’ economic interests.

The new provisions of the PRC Employment Contract Law may substantially increase our labor-related costs in the future.

The PRC Employment Contract Law, which became effective as of January 1, 2008, contains many more provisions favorable to employees than prior labor regulations in effect in China. This may substantially increase our labor-related costs in our future operations. According to the new law, an employee is entitled to terminate his or her employment relationship with his or her employer for certain causes, such as delay in payment of wages or social insurance contribution or dissatisfactory labor protection, and under such circumstances the employer is liable to pay compensation to the employee. The amount of such compensation payment shall be one month’s salary for each year that the employee has served the employer. If the monthly wage of an employee is three times greater than the average monthly wage in the previous year for employees as announced by the people’s government at the municipal level directly under the central government or at the city-with-district level where the Employer is located, the rate for the financial compensations paid to him shall be three times the average monthly wage of employees and shall be for not more than 12 years of work. An employer shall also be liable to compensate an employee when the employer decides not to renew an existing employment contract that is about to expire, unless the employee refuses to renew the employment contract even though the employer offers equal or more favorable terms than those in the existing employment contract. In addition, an employer is obligated to conclude an open-ended employment contract with an employee after two consecutive terms of fixed-term employment, which means the employer will be liable to pay damages to an employee if it terminates this employee without cause, until the employee reaches an age at which he or she is eligible for pension. We may have greater difficulty terminating underperforming employees and may incur higher level of labor costs in order to comply with the provisions of the new law, which may have a material adverse effect on our business, financial condition and operating results.

The contractual arrangements entered into between our Chinese subsidiaries may be subject to audit or challenge by the Chinese tax authorities. Any finding that our Chinese subsidiaries owe additional taxes could substantially reduce our net earnings and the value of our shareholders’ investments.

Under Chinese laws and regulations, arrangements and transactions among affiliated parties may be subject to audit or challenge by the Chinese tax authorities. We could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangements between our Chinese subsidiaries do not represent arm’s-length prices and, as a result, apply a transfer pricing adjustment to any of our income. A transfer pricing adjustment could, among other things, result in a reduction of the expense deductions recorded by our Chinese subsidiaries for PRC tax purposes or an increase in taxable income, any of which could increase our tax liabilities. In addition, the Chinese tax authorities may impose late payment fees and other penalties on our Chinese subsidiaries for under-paid taxes.

We rely principally on dividends and other distributions paid by our Chinese subsidiaries. Limitations on the ability of our Chinese subsidiaries to pay dividends to us could have a material adverse effect on our business.

We are a holding company and we rely principally on dividends and other distributions paid by our Chinese subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If our Chinese subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant Chinese laws and regulations permit payments of dividends by our Chinese subsidiaries only out of their respective retained earnings after tax, if any, determined in accordance with Chinese accounting standards and regulations.

Under Chinese laws and regulations, each of our operating subsidiaries is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As of June 30, 2009, we had statutory reserves of $9.4 million and total shareholders’ equity of $126.7 million. As a result of these Chinese laws and regulations, each of our Chinese subsidiaries is restricted in its ability to transfer a portion of its net assets to us, including in the form of dividends, loans or advances. Limitations on the ability of our Chinese subsidiaries to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If the China Securities Regulation Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval is required for this offering, it could adversely affect our business and reputation and the resale price of our shares, and may also create uncertainties for this offering.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, includes provisions that require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in Chinese companies and controlled directly or indirectly by Chinese companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with CSRC, and it would take several months to complete the approval process.

The application of this new regulation remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope or the applicability of the CSRC approval requirement. Commerce & Finance Law Offices, which we have engaged in relation to these CSRC rules, has advised us that, based on their understanding of current Chinese laws, regulations and rules, including the New Merger Regulation, and the CSRC procedures announced on September 21, 2006, this regulation does not require us to submit an application to the CSRC for its approval of this offering of our shares and their listing and trading on the New York Stock Exchange unless we are clearly required to do so by possible later rules of the CSRC.

If the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take several months or may be unattainable. If prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if the CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirement, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our shares.

Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to this regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction. The new regulation allows Chinese government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to the Ministry of Commerce and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our investors’ economic interests.

We face risks related to health epidemics and other outbreaks that may disrupt our operations and have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by the effects of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other epidemics or outbreaks. In April 2009, an outbreak of H1N1 flu (swine flu) first occurred in Mexico and quickly spread to other countries, including the U.S. and China. In the last decade, China has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. Any prolonged occurrence or recurrence of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other adverse public health developments in China may have a material adverse effect on our business and operations. These health epidemics could result in severe travel restrictions and closures that would restrict our ability to ship our products. Potential outbreaks could also lead to temporary closure of our manufacturing facilities, our suppliers’ facilities and/or our end-user customers’ facilities, leading to reduced production, delayed or cancelled orders, and decrease in demand for our products. Any future health epidemic or outbreaks that could disrupt our operations and/or restrict our shipping abilities may have a material adverse effect on our business and results of operations.

We may be exposed to monetary fines by the local housing authority and claims from our employees in connection with Hunan Duoyuan’s non-compliance with regulations with respect to contribution of housing provident funds for employees.

According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. The monthly contributions must be at least 5% of each employee’s average monthly income in the previous year. Our subsidiaries in the PRC, other than Hunan Duoyuan, have complied with the housing provident funds regulations. Hunan Duoyuan has not paid such funds for its employees since its establishment and the accumulated unpaid amount is approximately RMB 2.2 million. Under local regulations on collection of housing provident funds in Shaoyang City where Hunan Duoyuan is located, the local housing authority may require Hunan Duoyuan to rectify its non-compliance by setting up bank accounts and making payment and relevant filings for the unpaid housing funds for its employees within a specified time period. If Hunan Duoyuan fails to do so within the specified time period, the local housing authority may impose a monetary fine of RMB 10,000 to RMB 50,000 on it and may also apply to the local people’s court for enforcement. Hunan Duoyuan employees may also be entitled to claim payment of such funds individually. So far, we have not received any notice from the local housing authority or any claim from our current and former employees regarding Hunan Duoyuan’s non-compliance with the regulations. If any of the foregoing happens, our reputation, financial condition and results of operations could be materially and adversely affected.

Risks Associated with this Offering and our Common Shares

We do not know whether a market will develop for our common shares or what the market price of our common shares will be.

Before this offering, there was no public trading market for our common shares. If a market does not develop or is not sustained, it may be difficult for you to sell your shares at an attractive price or at all. It is possible that in one or more future periods our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common shares may decline.

The price of our common shares may be volatile.

The trading price of our common shares following this offering may fluctuate substantially. The price of our common shares that will prevail in the market after this offering may be lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The price of our common shares may fluctuate as a result of:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;

•	significant developments relating to our relationships with our customers or suppliers;

•	end-user customer demand for our products;

•	general economic conditions and trends;

•	catastrophic events;

•	sales of large blocks of our shares; and

•	recruitment or departure of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our share price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Future sales of our common shares in the public market, or the perception that such sales could occur, could lower our share price and impair our ability to raise funds in new equity offerings.

Future sales of a substantial number of our common shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common shares and could make it more difficult for us to raise funds through future public offerings of our equity securities.

After this offering, approximately 31,375,050 common shares will be outstanding. Of these shares, approximately 7,207,228 common shares, including the 6,269,462 common shares sold in this offering, will be freely tradable, without restriction, in the public market. Of our outstanding common shares, 24,167,822 are subject to 180-day contractual lock-up agreements with our underwriters. Piper Jaffray may, in its discretion, permit our directors, executive officers, employees and existing shareholders who are subject to these contractual lockups to sell shares prior to the expiration of the lock-up agreements. See “Underwriting.” The common shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended, or Securities Act. See “Shares Eligible for Future Sales.” If the holders of our common shares were to attempt to sell a substantial amount of their holdings at once, the market price of our common shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their common shares and investors to short our common shares, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of common shares being offered for sale to increase, our common shares’ market price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We do not intend to pay dividends in the foreseeable future.

To date, we have paid no dividends. Our board of directors does not intend to pay any dividends in the foreseeable future. The holders of our common shares are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. As a result, a return on an investment in our common shares may be realized only through a sale of such shares, if at all.

We have not held any annual shareholder meetings since we acquired Duoyuan China in 2006, and as a result, our shareholders have limited ability to exercise their voting rights.

We have not held an annual meeting of shareholders since we acquired Duoyuan China in 2006. Under Wyoming law, the district court of the county in which a corporation’s principal office is located may summarily order a meeting be held upon application of any member or other person entitled to participate in an annual or regular meeting, if an annual meeting was not held within fifteen months after the corporation’s last annual meeting. Because we have not held regular shareholders’ meetings, our shareholders’ ability to exercise their voting rights may be limited.

Wenhua Guo, the chairman of our board of directors and beneficial owner of 70.25% of our common shares, has substantial influence over us, and his interests may not be aligned with the interests of our other shareholders.

Wenhua Guo, the chairman of our board of directors, beneficially owns 70.25% of our outstanding common shares prior to this offering, and he will beneficially own approximately 55.98% of our common shares following this offering, assuming no exercise of the underwriters’ over-allotment option. As a result, he has significant influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, and other significant corporate actions, which may at times conflict with the interests of our other shareholders. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which in turn could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended.

We have the right to issue additional common shares and preferred shares without the consent of our shareholders. This would have the effect of diluting our shareholders’ ownership in us and could decrease the value of our shares.

As of the date of this prospectus, we have 100,000,000 shares authorized for issuance, of which 25,000,050 common shares are issued and outstanding, with 74,999,950 authorized common shares available for issuance for any purpose without shareholder approval. In addition, on or prior to completion of this offering, we will grant 875,000 restricted common shares and unvested options to purchase 180,000 common shares. The issuance of additional shares would dilute shareholders’ percentage ownership of us. We have outstanding warrants to acquire 1,226,972 common shares.

In addition, our articles of incorporation authorize the issuance of preferred shares, the rights, preferences, designations and limitations of which may be set by our board of directors. While no preferred shares are currently outstanding, our articles of incorporation authorize the issuance of up to 1,000,000 preferred shares at the discretion of our board of directors. Preferred shares may be issued upon the filing of amended articles of incorporation and the payment of required fees, requiring no further shareholder action. If issued, the rights, preferences, designations and limitations of the preferred shares would be set by our board of directors and could operate to the disadvantage of our outstanding common shares. These terms could include, among others, preferences as to dividends and distributions on liquidation.

You will experience immediate and substantial dilution in your investment.

The offering price of the common shares is substantially higher than the net tangible book value per share of our common shares, which was $5.03 as of June 30, 2009. Therefore, when you purchase our common shares in this offering at an assumed initial public offering price of $9.50, which is the mid-point of the price range set forth on the cover of this prospectus, you will incur immediate dilution of $3.98 per common share. Holders of the common shares will experience further dilution if options, warrants or other rights to purchase our common shares that are outstanding or that we may issue in the future are exercised or converted, or if we issue additional shares of our common shares, at prices lower than our net tangible book value at such time.

The conversion of outstanding derivative securities could cause our shareholders’ ownership to be diluted and may decrease the value of our shareholders’ investments.

Outstanding derivative securities and current and future obligations to issue our securities to various parties may dilute the value of our shareholders’ investments. On October 9, 2006, as part of our compensation to them, we issued to CCG Investor Relations Partners, LLC warrants to acquire 37,287 shares at a strike price of $4.61 per share. On November 2, 2006, we issued warrants to Roth Capital Partners, LLC to purchase 613,260 shares at a strike price of $4.21 per share for a term of five years. These warrants are exercisable at any time after June 30, 2008 on a cashless or net exercise basis. In addition, in December 2007 we issued to 25 of our November 2006 private placement investors warrants to purchase 576,425 shares at a strike price of $5.76 per share for a term of five years starting on June 30, 2008, which are exercisable at any time after June 30, 2008 on a cashless basis. For as long as these warrants are outstanding and exercisable, the warrant holder will have an opportunity to profit from a rise in the market price of our common shares without assuming the risks of ownership. The outstanding warrants may have an adverse effect on the terms upon which we can obtain additional capital. We expect that the warrant holders will exercise the warrants at a time when we are able to obtain equity capital on terms more favorable than the exercise prices provided by the warrants. Holders of our common shares do not have pre-emptive rights.

We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways with which you do not agree.

Our management will retain broad discretion to allocate the net proceeds we receive from this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree, or which do not increase the value of your investment. Our management might not be able to achieve a significant return, if any, on any investment of these net proceeds.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, principally in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Generally, the words “expect,” “estimate,” “anticipate,” “predict,” “believe,” “plan,” “will,” “may,” “should,” “intend,” “continue,” and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements which include, but are not limited to, statements concerning our expectations and those of our directors and officers regarding our working capital requirements, financing requirements, business prospects, and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. Such statements are not guarantees of future performance and subject to certain risks and uncertainties, including the matters set forth in this prospectus, which could cause actual results or outcomes to differ materially from those projected. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Undue reliance should not be placed on these forward-looking statements which speak only as of the date hereof. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled “Risk Factors” and elsewhere in this prospectus. We do not ordinarily make projections of our future operating results and undertake no obligation (and expressly disclaim any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common shares, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and the price of our common shares.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our ability to maintain a strong relationship with distributors or end-user customers or to expand our distribution network;

•	our ability to control our operating costs and expenses;

•	our ability to generate revenue in new post-press products;

•	changes in our management team and other key personnel;

•	introduction by our competitors of new or enhanced products;

•	the effect of competition on demand for and prices of our products;

•	fluctuations in general economic conditions;

•	Chinese tax policies and regulations; and

•	expected growth and change in the Chinese printing equipment market.

This prospectus also contains data related to the Chinese printing industry, the Chinese printing equipment industry and broad macroeconomic factors that we believe drive the growth of the Chinese printing equipment market. These market data and industry statistics, based on independent industry publications and other publicly available information, include projections that are based on a number of assumptions. The Chinese printing equipment market may not expand at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our common shares. In addition, the complex and changing nature of the Chinese printing industry, the Chinese printing equipment industry and the broad macroeconomic factors discussed in this prospectus subject any projections or estimates relating to the growth prospects or future conditions of the Chinese printing equipment market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive $47.4 million in net proceeds from our sale of 5,500,000 common shares sold by us in this offering. Our net proceeds from this offering represent the amount we expect to receive after paying the underwriting discounts and commissions and other expenses of the offering payable by us. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of our common shares will be $9.50 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase, or decrease, in the assumed initial public offering price would increase, or decrease, net proceeds to us from this offering by approximately $5.1 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our management will have significant flexibility in applying the net proceeds of this offering. We intend to use our net proceeds from this offering as follows:

•	approximately $30.0 million to build a factory to manufacture cold-set corrugated paper machines at our Langfang Duoyuan facility;

•	approximately $10.0 million to improve and upgrade our existing manufacturing facilities and production lines; and

•	the balance for general corporate purposes.

We pursue acquisitions of other businesses as part of our business strategy and may use a portion of the net proceeds to fund acquisitions. We have no agreement with respect to any future acquisition, although we assess opportunities on an ongoing basis and from time to time have discussions with other companies about potential transactions.

Pending their use, we will invest the net proceeds of this offering in a variety of capital preservation investments, including short-term or long-term interest-bearing, marketable securities.

We will not receive any of the proceeds from the sale by the selling shareholders of our common shares in this offering, including any common shares sold by the selling shareholders upon exercise of the underwriters’ over-allotment option.

DIVIDEND POLICY

We have not declared or paid any dividends on our common shares and we do not anticipate paying any cash dividends in the near future. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flows, our general financial condition and future prospects, our capital requirements and surplus, contractual restrictions, the amount of distributions, if any, received by us from our Chinese subsidiaries, and other factors deemed relevant by our board of directors. Any future dividends on our common shares would be declared by and subject to the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009:

•	on an actual basis;
•	on an as adjusted basis to reflect the sale by us of 5,500,000 shares of common shares in this offering by us at an assumed initial public offering price of $9.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and other offering expenses, assuming the underwriters do not exercise their over-allotment option.
You should read this table together with the sections of this prospectus entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and related notes and the other financial information appearing elsewhere in this prospectus.

	As of June 30, 2009
	Actual	As Adjusted
	(in thousands)

Lines of credit	$14,357	$14,357

Shareholders’ equity:
Common shares, $0.001 par value per share, 100,000,000 shares authorized, 25,000,050 issued and outstanding, actual and shares issued and outstanding as adjusted	25	31

Preferred shares, $0.001 par value per share, 1,000,000 shares authorized, no shares issued and outstanding, actual and no shares issued and outstanding as adjusted	—	—

Additional paid-in capital	27,263	74,649

Statutory reserves	9,429	9,429

Retained earnings	79,226	79,226

Accumulated other comprehensive income	10,789	10,789

Total shareholders’ equity	126,732	174,124

Total capitalization	$141,089	$188,481

A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease each of total shareholders’ equity and total capitalization by approximately $5.1 million, after deducting the estimated underwriting discounts and estimated offering expenses payable by us and assuming no exercise by the underwriters of their over-allotment option.

On or prior to the completion of this offering, we will grant 875,000 restricted common shares without payment of consideration to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, pursuant to our 2009 Omnibus Incentive Plan. The grant of 875,000 restricted common shares will be a one-time bonus stock award to approximately 50 employees and will be contingent upon the closing of our public offering. The common shares under the grant will be restricted and subject to a six month cliff vesting period. An additional 875,000 shares are reserved for issuance under our 2009 Omnibus Incentive Plan.

The outstanding share information as of June 30, 2009 shown in the table above excludes 1,226,972 shares of common shares issuable upon the exercise of warrants outstanding as of June 30, 2009.

The outstanding share information as of June 30, 2009 shown in the table above does not include options to purchase 180,000 common shares to be granted concurrently with the listing of our common shares on the New York Stock Exchange to certain of our officers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Employee Share-Based Compensation Expenses.”

DILUTION

Purchasers of our common shares in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of our common shares exceeds the net tangible book value per common share after the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets equal our total assets less goodwill and intangible assets. Net tangible book value per share represents our net tangible book value divided by the number of shares of common shares outstanding. As of June 30, 2009, our net tangible book value was $125.7 million and our net tangible book value per share was $5.03.

After giving effect to (1) the grant of 875,000 restricted common shares to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, pursuant to our 2009 Omnibus Incentive Plan, (2) the sale of 5,500,000 common shares in the offering by us at an initial public offering price of $9.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (3) after deduction of underwriting discounts and commissions and estimated offering expenses, our adjusted net tangible book value as of June 30, 2009 would have been $173.1 million, or $5.52 per share. This represents an immediate increase in net tangible book value of $0.49 per share to existing shareholders and an immediate dilution of $3.98 per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

Assumed public offering price per share	$9.50
Net tangible book value per share as of June 30, 2009	5.03
Increase in net tangible book value per share attributable to new investors	0.49
Adjusted net tangible book value per share after the offering	5.52
Dilution per share to new investors	3.98

A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease our net tangible book value per share after the offering by approximately $0.16, and dilution per share to new investors by approximately $0.84, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The following table illustrates, on the as adjusted basis described above as of June 30, 2009, the total number of shares held, total consideration paid and average price per share paid by existing shareholders and by new investors for common shares purchased from us, assuming the sale of our common shares in the offering at an initial public offering price of $9.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

	Assuming Exercise of Over-Allotment Option
					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share
	(dollars in thousands)

Existing shareholders	25,875,050(1)	80%	$27,288,040	31%	$1.05
New investors	6,440,419	20	61,183,980	69	9.50
Total	32,315,469	100%	$88,472,020	100%	$2.74

	Assuming No Exercise of Over-Allotment Option
						Average
	Shares Purchased			Total Consideration		Price Per
	Number		Percent	Amount	Percent	Share
	(dollars in thousands)

Existing shareholders	25,875,050	(1)	82%	$27,288,040	34%	$1.05
New investors	5,500,000		18	52,250,000	66	9.50
Total	31,375,050		100%	$79,538,040	100%	$2.54

(1)	Reflects the issuance of 875,000 restricted common shares which will be granted to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, without payment of consideration on or prior to the completion of this offering.

As of the date of this prospectus, 1,750,000 common shares have been reserved for future issuances under our 2009 Omnibus Incentive Plan, of which 875,000 restricted common shares will be granted to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, on or prior to the completion of this offering. As of the date of this prospectus, we have not granted any options to purchase our common shares. The data in the table above does not include options to purchase 180,000 common shares to be granted concurrently with the listing of our common shares on the New York Stock Exchange to certain of our officers. If we issue additional shares or options that are exercised under our 2009 Omnibus Incentive Plan, new investors will experience further dilution.

The data in the tables above assume that outstanding options and warrants to purchase common shares are not exercised. As of June 30, 2009, warrants to purchase 1,226,972 common shares at a weighted average exercise price of $4.95 per common share were outstanding. If all those options and warrants had been exercised, and assuming the exercise of the options to purchase 180,000 common shares that are to be issued at the time of the listing of our common shares on the New York Stock Exchange, the dilution to new investors purchasing shares in the offering as of June 30, 2009 would have increased by $0.24 per share to $4.22 per share. To the extent we issue additional warrants that are exercised, new investors will experience further dilution.

RECENT DEVELOPMENTS

The following is a summary of our selected unaudited consolidated financial results for the three months ended September 30, 2009 compared to our selected unaudited consolidated financial results for the three months ended September 30, 2008. Our first quarter 2010 results may not be indicative of our full year results for our fiscal year ending June 30, 2010 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

Selected Unaudited Consolidated Financial Information
for the Three Months Ended September 30, 2009 and 2008

	Three Months Ended September 30,
	2008		2009
		% of		% of
	$	revenue	$	revenue
		(dollars in thousands)

Revenues, net	26,179	100.0%	33,295	100.0%
Cost of revenues	12,331	47.1	15,788	47.4

Gross profit	13,848	52.9	17,507	52.6
Research and development expenses	694	2.7	364	1.1
Selling expenses	2,547	9.7	3,157	9.5
General and administrative expenses	932	3.6	1,490	4.5

Income from operations	9,675	36.9	12,496	37.5
Change in fair value of derivative instruments	55	0.2	111	0.3
Other income (expense), net
Non-operating expenses	(1)	0.0	—	—
Interest expense	(212)	(0.8)	(234)	(0.7)
Interest income and other income	34	0.1	31	0.1

Other expense, net	(179)	(0.7)	(203)	(0.6)
Income before provision for income taxes and noncontrolling interest	9,551	36.4	12,404	37.2
Provision for income taxes	927	3.5	2,409	7.2

Net income	8,624	32.9	9,995	30.0
Less: Net income attributable to noncontrolling interest	109	0.4	158	0.5

Net income attributable to Duoyuan Printing, Inc.	8,515	32.5	9,837	29.5
Other comprehensive income
Foreign currency translation gain	256	1.0	183	0.5

Comprehensive income attributable to Duoyuan Printing, Inc.	8,771	33.5%	10,020	30.1%

Our revenue increased by $7.1 million, or 27.2%, from $26.2 million for the three months ended September 30, 2008 to $33.3 million for the three months ended September 30, 2009, primarily as a result of an increase in the volume of our products sold during this period. Revenue for our pre-press printing equipment increased by $0.1 million, or 12.7%, from $0.8 million for the three months ended

September 30, 2008 to $0.9 million for the three months ended September 30, 2009. Revenue for our press printing equipment for the three months ended September 30, 2009 increased by $6.7 million, or 25.6%, when compared to the three months ended September 30, 2008. This increase was mainly attributable to an increase in the volume of our multicolor presses sold during this period.

Our cost of revenue increased by $3.5 million, or 28.0%, from $12.3 million for the three months ended September 30, 2008 to $15.8 million for the three months ended September 30, 2009. This increase was primarily due to an increase in the volume of our products sold during this period, particularly sales of our multicolor presses. This increase in sales contributed to the increase in consumption of raw materials and components across our pre-press and press product categories as our revenue increased by 27.2% from the three months ended September 30, 2009 to the three months ended September 30, 2008. As a percentage of revenue, our cost of revenue increased 0.3% from 47.1% for the three months ended September 30, 2008 to 47.4% for the three months ended September 30, 2009. This increase was mainly due to the increase in our depreciation expense for capital expenditures made in prior years.

Our income from operations increased by $2.8 million, or 29.1%, from $9.7 million for the three months ended September 30, 2008 to $12.5 million for the three months ended September 30, 2009. This increase was mainly due to increased multicolor press sales, which generated higher revenue for us.

Our provision for income taxes increased by $1.5 million, or 159.9%, from $0.9 million for the three months ended September 30, 2008 to $2.4 million for the three months ended September 30, 2009. This increase was primarily due to the increase in our revenue by 27.2% over the same period and the increase in income tax rate for Duoyuan China. The income tax rate for Duoyuan China in 2008 was 12.5%. Beginning on January 1, 2009, the income tax rate for Duoyuan China increased to 25.0% as a result of the expiration of preferential tax treatments granted to Duoyuan China in prior years. Our effective tax rates were 9.7% for the three months ended September 30, 2008 and 19.4% for the three months ended September 30, 2009.

As a result of the foregoing, our net income attributable to Duoyuan Printing Inc. increased by $1.3 million, or 15.5%, from $8.5 million for the three months ended September 30, 2008 to $9.8 million for the three months ended September 30, 2009. As a percentage of revenue, our net income decreased 3.0% from 32.5% for the three months ended September 30, 2008 to 29.5% for the three months ended September 30, 2009.

CORPORATE HISTORY AND STRUCTURE

We were organized under the laws of the State of Nevada on August 10, 1998. On July 27, 2005, we merged with Asian Financial, Inc., a Wyoming corporation, for the purpose of changing our domicile from Nevada to Wyoming. From our inception until October 6, 2006, we were a shell company without operations, revenue or employees, other than officers and directors.

On October 6, 2006, we completed an equity transfer with Duoyuan Investments Limited and issued 47,100,462 common shares to Duoyuan Investments Limited in exchange for all of Duoyuan Investments Limited’s equity interest in Duoyuan China, its wholly owned subsidiary. Duoyuan China manufactured single color offset printing presses, among other products. As a result of this equity transfer, Duoyuan China became our wholly owned and principal operating subsidiary, and Duoyuan Investments Limited, a company wholly owned by Wenhua Guo, the chairman of our board of directors, became our controlling shareholder. Upon the completion of the equity transfer, we commenced our offset printing equipment business. We conduct our business through our principal operating subsidiary, Duoyuan China, and Duoyuan China’s manufacturing subsidiaries, namely Langfang Duoyuan and Hunan Duoyuan.

On November 2, 2006, we closed the transactions contemplated by a securities purchase agreement dated October 24, 2006 by and between us and certain investors. Pursuant to the securities purchase agreement, we issued an aggregate of 6,132,622 common shares to the investors for an aggregate purchase price of $23.5 million. This private placement was made pursuant to the exemption from the registration provisions of the Securities Act provided by Section 4(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, for issuances not involving a public offering.

On October 15, 2009, we changed our name to Duoyuan Printing, Inc.

Through our principal operating subsidiary, Duoyuan China, and Duoyuan China’s manufacturing subsidiaries, namely Langfang Duoyuan and Hunan Duoyuan, we design, manufacture and sell offset printing equipment used in the offset printing process.

Our Subsidiaries

Our Principal Operating Subsidiary

Duoyuan China, our principal operating subsidiary, was incorporated on June 21, 2001 under the laws of the PRC by Duoyuan Industries (Holding), Inc., or Duoyuan Industries, a British Virgin Islands company, wholly owned by Wenhua Guo. In 2001, Duoyuan China purchased certain offset printing equipment manufacturing related assets from Beijing Duoyuan Electric Co. Ltd., or Duoyuan Electric, a PRC company, which since 1994 was in the business of manufacturing single color small format presses, among other products. Duoyuan Electric sold certain raw materials and semi-finished products to Duoyuan China. Duoyuan Electric also transferred a trademark to Duoyuan China without charge. On October 29, 2002, Duoyuan Investments Limited purchased all of Duoyuan Industries’ interests in Duoyuan China. Upon the completion of the equity transfer with Duoyuan Investments Limited on October 6, 2006, Duoyuan China became our wholly owned subsidiary and we commenced our offset printing equipment business.

Duoyuan China’s principal business activities include marketing and sale of our offset printing equipment, technical support to our distributors and overall strategic planning and management of our business.

Our Manufacturing Subsidiaries

Langfang Duoyuan was incorporated on October 27, 2000 under the laws of the PRC by Beijing Yinhang Yinlu Advertisement Co. Ltd., or Beijing Advertisement, and Beijing Huiyuan Duoyuan Digital Printing Technology Research Institute, or Huiyuan Institute, each an entity controlled by Wenhua Guo. At the time of Langfang Duoyuan’s incorporation, Beijing Advertisement and Huiyuan Institute held an equity interest in Langfang Duoyuan of 5% and 95%, respectively. Pursuant to an equity transfer agreement dated as of March 25, 2002, Duoyuan China acquired all of Beijing Advertisement’s 5% interest in Langfang Duoyuan for RMB1.5 million. Pursuant to an equity transfer agreement dated as of October 16, 2005, Duoyuan

China acquired an additional 90% equity interest in Langfang Duoyuan from Huiyuan Institute for RMB36 million. Huiyuan Institute remains the holder of a 5% equity interest in Langfang Duoyuan.

Langfang Duoyuan’s principal business activities include manufacturing our CTP system and two of our press products, namely our single color small format presses and multicolor small format presses.

Hunan Duoyuan was incorporated on March 10, 2004. In December 2003, Duoyuan China participated in a public auction and entered into an agreement, as further supplemented in May 2004, to purchase certain assets (including real property, manufacturing facilities and intellectual property) from Hunan Printing Machinery Co., Ltd., which was a bankrupt state owned PRC enterprise. Duoyuan China paid RMB38 million for those assets. Hunan Printing Machinery Co., Ltd. was then one of the major large format press manufacturers in China approved by the Chinese government to produce multicolor printing equipment. Duoyuan China acquired certain assets from Hunan Printing Machinery Co., Ltd. for its multicolor printing equipment and large format printing equipment production capacity. After the acquisition of the assets of Hunan Printing Machinery Co., Ltd. in December 2003, Duoyuan China and Langfang Duoyuan incorporated Hunan Duoyuan on March 10, 2004, with each holding an 88% and 12% equity interest in Hunan Duoyuan, respectively.

Hunan Duoyuan’s principal business activities include manufacturing two of our press products, namely our single color large format presses and multicolor large format presses.

The entities formed or controlled by Wenhua Guo that were involved in the foregoing transactions do not operate in the same industry as Duoyuan China. These entities do not compete with Duoyuan China.

The following chart summarizes our corporate structure, including our subsidiaries, as of the date of this prospectus:

*	Represents our minority shareholders, consisting of the pre-equity transfer investors and the investors from the private placement in November 2006.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the selected consolidated financial information set forth below in conjunction with our consolidated financial statements and related notes, “Summary Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected consolidated statements of income and other comprehensive income for the years ended June 30, 2005, 2006, 2007, 2008 and 2009, the selected consolidated balance sheets as of June 30, 2005, 2006, 2007, 2008 and 2009, and the selected consolidated statements of cash flows for the years ended June 30, 2005, 2006, 2007, 2008, and 2009 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for future periods.

Consolidated Statements of Income	Year Ended June 30,
and Other Comprehensive Income	2005	2006	2007	2008	2009
	(in thousands, except for share and per share data)

Revenue, net	$26,469	$43,747	$67,812	$89,628	$106,591
Cost of revenue	16,887	22,478	37,694	44,462	50,334

Gross profit	9,582	21,269	30,118	45,166	56,257
Research and development expenses	680	1,037	1,046	1,683	1,768
Selling expenses	3,025	3,753	7,827	8,705	9,726
General and administrative expenses	2,406	2,896	3,079	4,472	4,474

Income from operations	3,471	13,583	18,167	30,306	40,289
Liquidated damages (expenses) income, net of settlement	—	—	(2,119)	235	—
Change in fair value of derivative instruments	—	—	—	73	194

Other income (expense), net
Non-operating (expenses)	—	—	—	—	(957)
Interest expense	(505)	(742)	(742)	(730)	(1,188)
Interest and other income	997	503	721	195	176

Other income (expense), net	492	(239)	(21)	(535)	(1,969)
Income before minority interest and provision for income taxes	3,963	13,344	16,027	30,077	38,514
Minority interest	86	187	241	381	464

Income before provision for income taxes	3,877	13,157	15,786	29,697	38,051
Provision for income taxes	—	261	1,807	3,238	5,454

Net income	$3,877	$12,896	13,979	26,460	32,597
Other comprehensive income Foreign currency translation gain	—	426	1,834	8,200	329

Comprehensive income	$3,877	$13,322	$15,813	$34,660	$32,925

Basic and diluted weighted average number of shares	18,867,436	18,867,436	23,041,021	25,000,050	25,000,050

Basic and diluted earning per share	$0.21	$0.68	$0.61	$1.06	$1.30

	As of June 30,
Consolidated Balance Sheets	2005	2006	2007	2008	2009
	(in thousands)

Cash	$294	$3,740	$7,816	$14,200	$31,044
Working capital(1)	(6,405)	6,945	30,935	55,587	75,337
Total current assets	22,002	34,906	51,267	72,017	94,214
Total assets	37,467	50,544	80,280	112,905	148,551
Total current liabilities	28,406	27,962	20,332	16,431	18,877
Total liabilities	28,406	27,962	20,332	17,805	20,057
Minority interest	327	527	801	1,293	1,762
Total shareholders’ equity	8,734	22,055	59,147	93,806	126,732

(1)	Working capital is equal to total current assets less total current liabilities.

	Year Ended June 30,
Consolidated Statements of Cash Flows	2005	2006	2007	2008	2009
	(in thousands)

Cash flows provided by (used in) operating activities	$(9,883)	$4,933	$(4,200)	$16,801	$29,842
Cash flows used in investing activities	(2,609)	(1,563)	(11,081)	(10,524)	(16,189)
Cash flows provided by (used in) financing activities	11,858	—	19,171	(1,092)	2,929

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the financial statements and related notes appearing elsewhere in this prospectus. This discussion includes forward-looking statements that involve risks and uncertainties. You should review the section titled “Risk Factors” of this prospectus for a discussion of important factors that could cause our actual results and the timing of selected events to differ materially from those described in or implied by these forward-looking statements.

Overview

We are a Wyoming corporation and a leading offset printing equipment supplier in China, headquartered in Beijing. Through our principal operating subsidiary, Duoyuan China, and Duoyuan China’s manufacturing subsidiaries, namely Langfang Duoyuan and Hunan Duoyuan, we design, manufacture and sell offset printing equipment used in the offset printing process. We manufacture one product under the pre-press product category (a CTP system) and fifteen products across four product lines under the press product category (single color small format presses, single color large format presses, multicolor small format presses and multicolor large format presses). We plan to begin commercial production and sale of certain post-press products, including a cold-set corrugated paper machine, which makes corrugated cardboard paper, by the end of 2010. In addition, we plan to begin commercial production and sale of two other post-press products, namely an automatic booklet maker and an automatic paper cutter, for which we have developed prototypes, in 2011.

Our revenue grew 32.2% from $67.8 million in the year ended June 30, 2007 to $89.6 million in the year ended June 30, 2008 and 18.9% to $106.6 million in the year ended June 30, 2009. Our net income grew 89.3% from $14.0 million in fiscal 2007 to $26.5 million in fiscal 2008 and 23.2% to $32.6 million in fiscal 2009. For fiscal 2007, 2008 and 2009, our income from operations was $18.2 million, $30.3 million and $40.3 million, respectively. Our operating results reflect our continuous growth in sales of our multicolor presses, which are generally more expensive and more profitable. For fiscal 2007, 2008 and 2009, our multicolor large format presses and our multicolor small format presses were our best selling products. For fiscal 2007, 2008 and 2009, we derived 72.3%, 81.4% and 83.3% of our revenue from the sale of our multicolor presses, respectively. For the same periods, our multicolor large format presses accounted for approximately 46.7%, 52.0% and 51.2% of our revenue, respectively, and our multicolor small format presses accounted for approximately 25.6%, 29.4% and 32.1% of our revenue, respectively.

Outlook

We derive all of our revenue from sales of our pre-press and press equipment to our distributors in China. China’s printing equipment industry grew from approximately $908 million in 2002 to approximately $2.5 billion in 2007, according to the Printing and Printing Equipment Industries Association of China, representing a CAGR of 23% per annum. Taking into account of the effects of the current economic environment, Pira International projects China’s printing equipment market to grow by 34% total from 2009 to 2014, or a CAGR of 6.0% per annum.

Our business expansion plans focus on developing and manufacturing higher quality and more efficient multicolor presses, post-press products and machines servicing the packaging market. Package printing represents the largest segment in China’s printing industry. According to the Printing and Printing Equipment Industries Association of China, China’s overall printing industry reached $64.4 billion in 2007, of which approximately $20.5 billion was related to package printing, accounted for 32% of the China’s printing industry that year. Pira International projects that package printing to become the largest segment by 2014, followed by commercial printing.

We dedicate a large portion of our research and development expenses to creating and improving our press products, particularly our multicolor presses. In addition, we plan to begin commercial production and sale of a new product targeting the packaging market, namely a cold-set corrugated paper machine, a machine that makes corrugated cardboard paper, by the end of 2010. We also plan to begin commercial production and sale of two post-press products, namely an automatic booklet maker and an automatic paper cutter, for which we have developed prototypes, in 2011.

Principal Factors Affecting Our Results of Operations

The following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations:

Growth of the Overall Printing Industry, Printing Equipment Market and Packaging Equipment Market in China

We believe the growing market for print products and printing equipment in China has affected and will continue to affect our financial condition by increasing market demand for our products. According to Pira International, the total annual output of China’s printing industry grew from $29.5 billion to $64.4 billion from 2002 to 2007. Similarly, China’s printing equipment market grew from approximately $0.9 billion in 2002 to approximately $2.5 billion in 2007, according to the Printing and Printing Equipment Industries Association of China, representing a CAGR of 23% per annum. Pira International projects that the market for printing equipment in China will grow at a CAGR of 6.0% per annum between 2009 and 2014. Package printing is an important segment within China’s printing industry. In 2007, package printing accounted for 32% of China’s printing industry. Pira International projects that package printing to become the largest segment by 2014, followed by commercial printing. However, any adverse changes in China’s economic conditions may adversely affect demand for print and printed packaging materials, and consequently our products. See “Risk Factors — Risks Related to Our Business — If the market for printing equipment does not grow at the rate we expect or at all, including due to a decrease in the demand for commercial printing services, our business may be materially and adversely affected.”

Expansion of Our Production Capacity and Acquisitions

In connection with our launch into the post-press business, we plan to use approximately $30.0 million of the proceeds from this offering to build a new factory to manufacture cold-set corrugated paper machines at our Langfang Duoyuan facility. To meet the potential increase in demand for our products and to improve our overall product quality and manufacturing efficiency, we plan to use approximately $10.0 million of the proceeds from this offering to improve and upgrade our existing manufacturing facilities and productions lines at Langfang Duoyuan and Hunan Duoyuan. We expect these projects will be completed by the end of 2010. We will also consider strategic acquisitions to increase our production capacity and obtain new technology for additional products. As our production capacity increases, we also plan to expand our distribution network and end-user customer base.

Fluctuations in Raw Material Costs

Price fluctuations in raw materials and components impact our gross profits and results of operations. Our operations require substantial quantities of various raw materials, particularly steel and iron, and electronic components. These materials and components have been and continue to be susceptible to significant price fluctuations. For example, steel prices in China decreased during fiscal 2006, but increased significantly during fiscal 2007 and 2008, increasing our raw material costs as a percentage of revenue. For fiscal 2008 and 2009, raw material costs accounted for approximately 90% and 88%, respectively, of our production costs. We attempt to minimize the effect of price fluctuations in raw materials and components by:

•	producing a substantial majority of our key components in-house, as measured by the cost of revenue, and purchasing other off-the-shelf components from third party suppliers;

•	buying in large quantities to increase our purchasing leverage;

•	entering into year-long supply contracts for raw materials and components on favorable terms; and

•	reducing raw material and component consumption through research and development and increased automation of our manufacturing process.

Ultimately, we may need to raise our product prices sufficiently in order to recover higher raw material and component costs and maintain our profit margin.

Product Mix

Our revenue and, as described in greater detail below, gross margins in any given period will be directly impacted by our product mix. Due to the technological complexity and high capital requirements of multicolor presses, the number of companies selling multicolor presses in China is significantly smaller than those selling single color presses. As a result, our multicolor presses have a higher average unit sales price, which can be substantially greater than that of single color presses, and generate better gross profits. Also, sales prices and margins for our single color presses have faced consistent downward pressure because of increased competition.

Changes in PRC Tax Regulations

Our Chinese subsidiaries have enjoyed significant tax preferential treatments. These preferential tax treatments were applicable to foreign-invested manufacturing enterprises scheduled to operate for a period of not less than ten years in accordance with the Foreign Invested Enterprise Income Tax Law, which was effective until December 31, 2007. The additional tax that would otherwise be payable without such preferential tax treatments totaled $4.5 million for fiscal 2007, $7.9 million for fiscal 2008 and $4.3 million for fiscal 2009. See “Risk Factors — Risks Related to Our Business — The termination and expiration or unavailability of preferential tax treatments once available to us may materially and adversely affect our business.”

As a result of recent changes in the Chinese enterprise income tax laws, we expect that our tax expenses will be increase significantly. In addition, as explained below, some of the tax preferences we previously received were granted by local governments and not supported by relevant state laws and regulations. As a result, our Chinese subsidiaries may be ordered by relevant authorities to refund these tax benefits. In addition, as a result of the changes in Chinese tax laws, our historical operating results will not be indicative of our operating results for future periods. See “— Critical Accounting Policies — Taxes and Incentives” below.

Impact of Recent Currency Exchange Rate Increase

We use the U.S. dollar as the reporting currency for our financial statements. Our operations are conducted through our Chinese subsidiaries. On July 21, 2005, the Chinese government changed its policy of benchmarking the value of the Renminbi to the U.S. dollar and, as a result, the Renminbi has appreciated by approximately 17.5% from RMB8.28 to $1.00 on July 21, 2005 to RMB6.83 to $1.00 on June 30, 2009. In converting our Renminbi income statement amount into U.S. dollars, the average translation rates used for fiscal 2007, 2008 and 2009 were RMB7.81 to $1.00, RMB7.26 to $1.00 and RMB6.83 to $1.00, respectively. Our U.S. dollar denominated operating results for these periods have benefited as a result of the appreciation of the Renminbi against the U.S. dollar.

Internal Control Over Financial Reporting

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of June 30, 2009, we carried out an evaluation, under the supervision and with the participation of our management, including our then chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our then chief executive officer and chief financial officer concluded that because of the material weakness in internal control over financial reporting described below, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were not effective as of June 30, 2009.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected in a timely manner. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework.”

During its assessment of the effectiveness of internal control over financial reporting as of June 30, 2009, our management identified a material weakness related to the following:

Lack of Internal Audit Function — Although we maintain an internal audit department, the scope and effectiveness goal of internal audit function have not been identified. Due to this weakness, we may be ineffective in the timely prevention or detection of errors in the recording of accounting transactions, which may have a material impact on our financial statements.

In light of the foregoing, our management has concluded that our internal control over financial reporting was not effective as of June 30, 2009. Our ineffective internal control over financial reporting could result in material misstatements in our annual or interim financial statements that would not be prevented or detected. However, nothing has come to the attention of our management that causes them to believe that any material inaccuracies or errors exist in our financial statements as of June 30, 2009. The reportable conditions and other areas of our internal control over financial reporting identified by us as needing improvement have not resulted in a material restatement of our financial statements. We are not aware of any instance where such reportable conditions or other identified areas of weakness have resulted in a material misstatement or omission in any report we have filed with or submitted to the Securities and Exchange Commission.

Our management has identified the steps necessary to address the material weakness described above as follows:

Our internal auditors are responsible for auditing our key financial areas, including sales (including rebates), cost of sales, accounts receivable, payables and expenses, inventory and other material accounts. They are also responsible for detecting any internal control deficiencies. We are still in process of identifying various internal audit requirements and also in process of implementing the necessary audit procedures to fulfill those requirements. In addition, we have engaged an outside consultant to assist us in setting up internal audit processes to identify internal control weaknesses, testing our internal controls and remedying any deficiencies. The outside consultant will also advise us in becoming compliant with Sarbanes Oxley Act Section 404 requirements.

We believe that the foregoing step will help to remediate the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during fiscal 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Components of Revenue and Expenses

Revenue, net

Our revenue is reported net of value-added taxes, or VAT, that are levied on our products. As of June 30, 2009, all of our products were subject to VAT at a rate of 17% of the gross sales price. We also offer sales rebates as an incentive for large purchase orders. These sales rebates are recorded as a reduction of our revenue.

We derive all of our revenue from the sale of our offset printing equipment to distributors in China. We sell products in the pre-press and press product categories of printing equipment with substantially all our revenue being derived from the sale of our press printing equipment. Pre-press printing equipment comprised approximately 5.6%, 3.6% and 3.8% of our revenue for fiscal 2007, 2008 and 2009, respectively. Press printing equipment comprised approximately 94.4%, 96.4% and 96.2% of our revenue for fiscal 2007, 2008 and 2009. For fiscal 2007, 2008 and 2009, within the press category of our printing equipment, we derived 72.3%, 81.4% and 83.3% of our revenue from the sale of our multicolor presses, respectively. For fiscal 2007, 2008 and 2009, we derived 23.2%, 16.7% and 14.4% of our revenue from the sale of our single color presses, respectively.

For fiscal 2007, 2008 and 2009, our multicolor large format presses and our multicolor small format presses were our best selling products. For fiscal 2007, 2008 and 2009, our multicolor large format presses accounted for approximately 46.7%, 52.0% and 51.2% of our revenue, respectively, and our multicolor small format presses accounted for approximately 25.6%, 29.4% and 32.1% of our revenue, respectively.

Because of the increasing market demand for multicolor presses in China, which typically have higher profit margins than single color presses, we plan to continue to expand our multicolor press production capacities, product offerings and sales network. Our multicolor presses incorporate our advanced technologies, making them highly automated and efficient, and help reduce potential human errors. Our multicolor small format presses offer a relatively low-cost solution for end-user customers with high quality multicolor printing needs, such as corporate brochures, product catalogues, labels and small packages. Our multicolor large format presses, which require relatively large investments compared to our other press products, are suitable for end-user customers with high-quality multicolor printing needs, such as posters, large packages, and banners. Our multicolor large format presses are also capable of printing at a faster speed than our other press products, making them ideal for time sensitive printing needs.

Although we expect that our multicolor presses will continue to be our best selling products in the near future, we expect that sales of our pre-press product and single color presses will continue growing as the printing industry in China continues expanding. Our CTP system is more technologically advanced than products using the traditional pre-press processing method. Our CTP system improves printing plate quality and eliminates the labor and chemical intensive multiple step processes associated with traditional pre-press processing methods. Although computer-to-plate technology is relatively new in China, we believe that there is revenue growth potential for our CTP system with increased market acceptance. We also expect to see revenue growth with our single color presses, which are typically suited for end-user customers who are entering offset printing from type-set printing or need to print works that are mostly single colored, such as books. Our single color presses require low initial investments and minimal operating skills compared to our multicolor presses. We also expect to generate revenue from our post-press line of business, particularly from the manufacture and sale of our cold-set corrugated paper machines, which we expect to launch by the end of 2010.

The following table provides a breakdown of our revenue, by product category, for the periods indicated:

	Year Ended June 30
	2007		2008		2009
		% of		% of		% of
	$	Revenue	$	Revenue	$	Revenue
	(dollars in thousands)

Pre-press
CTP system	$3,769	5.6%	$3,184	3.6%	$4,004	3.8%
Press
Single color small-format presses	6,021	8.9	4,328	4.8	4,436	4.2
Single color large-format presses	9,730	14.3	10,700	11.9	10,903	10.2
Multicolor small-format presses	17,350	25.6	26,366	29.4	34,207	32.1
Multicolor large-format presses	31,671	46.7	46,597	52.0	54,593	51.2
Adjustments	(729)	(1.1)	(1,547)	(1.7)	(1,552)	(1.5)

Revenue, net	$67,812	100.0%	$89,628	100.0%	$106,591	100.0%

In fiscal 2007, 2008 and 2009, sales to distributors in China accounted for all of our revenue. We use an extensive distribution network to reach a broad end-user customer base. We generally make sales on a purchase order and short-term agreement basis. We do not have long-term purchase orders with any of our distributors. No single distributor accounted for more than 5.0% of our revenue for fiscal 2007, 2008 and 2009.

Adjustments to revenue accounted for 1.1%, 1.7% and 1.5% for fiscal 2007, 2008 and 2009, respectively, for sales rebates paid to distributors as part of our incentive program that rewards those distributors who meet or exceed their sales targets in the prior year. We provide sales rebates, or discounts of 2% to 5%, to distributors who place large purchase orders with us. The greater the dollar amount of the purchase order, the higher the percentage rebate we offer. We pay sales rebates at the end of each calendar year. We intend to continue this incentive program.

Cost of Revenue

Our cost of revenue consists primarily of direct costs to manufacture our products, including component and raw material costs, salaries and related manufacturing personnel expenses, production plant and equipment depreciation and repair and maintenance costs. Our costs of revenue were $37.7 million, $44.5 million and $50.3 million for fiscal 2007, 2008 and 2009, respectively.

The direct costs of manufacturing a new product are generally highest when a new product is first introduced due to (1) start-up costs associated with manufacturing a new product and (2) generally higher raw material and component costs due to lower initial production volumes. As production volumes increase, we typically improve our manufacturing efficiencies and are able to strengthen our purchasing power by buying raw materials and components in greater quantities, which decreases raw material and component costs. In addition, we are able to lower or help offset rising raw material and component costs by identifying lower-cost raw materials and components. Also, when production volumes become sufficiently large, we often gain further cost efficiencies by producing our key components in-house at our Hunan Duoyuan facility.

Our principal raw materials are steel, iron and electronic components. We purchase our raw materials and components from Chinese suppliers, manufacturing a substantial majority of our key components in-house. As a result, we believe we currently have a relatively low cost base compared to other printing equipment manufacturers, especially when compared to international printing equipment manufacturers.

The relatively low operation, labor and raw material costs in China have historically allowed us to achieve lower costs as we increase purchase volumes and make improvements in manufacturing processes.

Primarily due to a drop in commodity prices as a result of the global economic slowdown, the overall cost of our raw materials in fiscal 2009 decreased by 3% compared to fiscal 2008. We expect raw material costs to remain relatively unchanged for the remaining calendar 2009, because of existing supply agreements. However, we believe that raw materials, components and wages in China will increase as a result of China’s further economic development. Once global economic conditions improve and our existing supply agreements expire, we expect our raw material costs will increase.

As we focus on manufacturing more advanced products and new product lines, we may find it necessary to use more expensive raw materials and components. We plan to mitigate future increases in raw material and component costs by using more common resources across our product lines, increasing in-house manufacturing of our key components and adopting more uniform manufacturing and assembly practices. In addition, to minimize and control raw material waste and increase production efficiency, we continue to make investments to improve and further automate our manufacturing process.

Gross Margins

Our gross profit margins for fiscal 2007, 2008 and 2009 were 44.4%, 50.4% and 52.8%, respectively. Our gross profit margins are impacted by changes in the average selling prices of our products, product sales mix and cost of revenue. The average selling prices for our products may decline if competitors lower their prices and we respond by reducing prices for some of our products to compete more effectively or if we choose to lower our prices to gain market share. For example, in fiscal 2008 and fiscal 2009, we lowered the prices of our entry level single color small format presses to gain market share. Alternatively, we are able to increase our average selling prices in certain circumstances, such as when we introduce new or enhanced products. For example, in fiscal 2008 we introduced a new model of our multicolor large format presses, Model DY4104, that has all of the existing features of our other multicolor large format presses, but is also capable of printing on packaging materials directly. Currently, this is the most expensive product we sell. Also, in fiscal 2009, we introduced a new model of our multicolor large format presses, Model PZ-4660AL, which is an enhanced version or our existing Model PZ-4660. This new model produces printed materials in brighter colors and is more automated than our existing model.

Since the average selling prices and gross profit margins of our products vary by product line, changes in our product sales mix will also impact our overall gross profit margins. Our more sophisticated and technologically advanced products, such as our CTP system and multicolor presses, generally have higher gross profit margins than our less sophisticated and low technology products, such as our single color presses. Therefore, product mix impacts our overall gross profit margins. For fiscal 2007, 2008 and 2009, the overall gross profit margins for our CTP system were 42.6%, 47.1% and 47.2%, respectively, and the overall gross profit margins for our multicolor presses were 49.7%, 51.2% and 53.3% for the same periods. For fiscal 2007, 2008 and 2009, the overall gross profit margins for our single color presses were 28.5%, 46.5% and 46.1%, respectively.

Given recent market trends and to better offset raw material costs and maintain our gross profit, we have been adjusting our product mix by increasing our production and sale of multicolor presses while decreasing our production and sale of single color presses. As a result, our gross profit margins increased by 2.4% from 50.4% in fiscal 2008 to 52.8% in fiscal 2009, primarily due to the increase in the proportion of revenue from sales of our multicolor presses.

Lastly, our gross profit margins are also affected by changes in our cost of revenue and our ability to manage such cost as described in further detail “— Cost of Revenue” above.

Research and Development Expenses

Our research and development expenses consist primarily of costs associated with designing, developing and testing our products. Among other things, these costs include employee compensation and benefits for our research and development team, expenditures on purchases of supplies and raw materials, depreciation expenses related to equipment used for research and development and other related costs. Our research and development team focuses its efforts on upgrading and enhancing our existing products and designing new products, discovering new ways to improve our press printing equipment, particularly our multicolor presses, and developing new post-press printing equipment. Our research and development expenses for fiscal 2007, 2008 and 2009 were $1.0 million, $1.7 million and $1.8 million, respectively.

Our research and development expenses as a percentage of revenue were 1.5%, 1.9% and 1.7% for fiscal 2007, 2008 and 2009, respectively. From fiscal 2007 to fiscal 2008, our research and development expenses as a percentage of revenue increased mainly due to increased costs from the purchase of raw materials and an increase in salary expenses as we hired additional engineers.

We plan to upgrade our existing products and design new products, particularly multicolor presses as well as certain post-press equipment like our cold-set corrugated paper machine. We plan to continue investing in research and development to maintain and enhance our market competitiveness.

Selling Expenses

Our selling expenses consist primarily of employee subsidies and benefits for our sales and marketing staff, transportation costs and marketing, sales, advertising, travel and entertainment activities expenses. Our selling expenses were $7.8 million, $8.7 million and $9.7 million for fiscal 2007, 2008 and 2009, respectively.

From fiscal 2007 to fiscal 2009, our selling expenses increased primarily as a result of increased sales and marketing activities, the hiring of additional sales representatives and increased transportation costs. In fiscal 2009, our selling expenses as a percentage of revenue decreased by 0.6% to 9.1% from 9.7% in fiscal 2008 mainly due to increased sales volume, which created economies of scale, reducing our per unit selling expenses. In fiscal 2008, our selling expenses as a percentage of revenue decreased by 1.8% to 9.7% from 11.5% in fiscal 2007, as our transportation costs remained steady and we improved our selling and marketing efficiencies.

Because we sell all of our products to distributors, our selling expenses as a percentage of revenue are significantly lower than manufacturers that primarily sell directly to end-user customers. While we intend to continue to sell our products exclusively to distributors, we plan to build our brand recognition through increased marketing activities both inside and outside of China, which may increase our sales and marketing expenses in terms of actual amounts, as well as a percentage of revenue. In the near term, we expect that certain components of our selling expenses will increase as we continue to build brand recognition through increased marketing activities both inside and outside of China. Specifically, we expect that advertising expenses will increase as we increase our advertising in magazines and trade journals and expand into new forms of media, including online advertising. In addition, we anticipate that exhibition expenses will increase as we plan to participate in more trade shows and exhibitions all across China to develop and enhance our reputation in the printing and packaging industries. We also expect salary expenses to increase as we continue to hire additional sales representatives to help broaden our end-user customer base. This anticipated increase in selling expenses will be a direct result of our plan to grow, strengthen and support our nationwide distribution network.

General and Administrative Expenses

Our general and administrative expenses consist primarily of employee compensation and benefits for our general management, finance and administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, consultant fees and other expenses incurred for general corporate purposes. Our general and administrative expenses were $3.1 million, $4.5 million and $4.5 million for fiscal 2007, 2008 and 2009, respectively.

We anticipate we will incur more expenses as we seek more guidance and services from attorneys, investors relationship consultants and auditors as our business expands. Our general and administrative expenses as a percentage of revenue were 4.5%, 5.0% and 4.2% for fiscal 2007, 2008 and 2009, respectively. In general, as a percentage of revenue, we expect that general and administrative expenses will decrease as we increase our staffing level at a slower rate than we increase our revenue.

Employee Share-Based Compensation Expenses

We account for employee share-based compensation expenses based on the fair value of share option grants at the date of the grant, and we record employee share-based compensation expenses to the extent that the fair value of those grants are determined to be greater than the price paid by the employee. We did not incur any employee share-based compensation expenses in fiscal 2007, 2008 or 2009.

On or prior to the completion of this offering, we will grant 875,000 restricted common shares to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, pursuant to our 2009 Omnibus Incentive Plan. The grant of 875,000 restricted common shares will be a one-time bonus stock award to approximately 50 employees and will be contingent upon the closing of our public offering. The common shares under the grant will be restricted and subject to a six month cliff vesting period. As a result of this common share grant, we will incur employee share-based compensation charges of $8.3 million beginning in this fiscal quarter ending December 31, 2009, assuming an initial public offering price of $9.50 per common share, the midpoint of the estimated range of the initial public offering price.

In addition, concurrent with the listing of our common shares on the New York Stock Exchange, we will grant to certain officers options to purchase up to 180,000 common shares at or above the initial public offering price. These options will vest over a period of four years. The grant of options to these officers will result in additional stock-based compensation expense.

Liquidated Damages Expense

Liquidated damages expense relates to our failure to timely register for resale certain private placement shares and terminate related party transactions. We recorded liquidated damages expenses of $2.1 million for fiscal 2007. We settled the claims for liquidated damages in the third quarter of fiscal 2008, and we reversed the accrual and recognized a net liquidated damages gain of $0.2 million for fiscal 2008. See “— Critical Accounting Policies — Liquidated Damages Expense.”

Other Income (Expense)

Other expense is comprised primarily of interest expense from five short-term loans we have with the Bank of Agriculture, Chongwen branch in the aggregate amount of $14.4 million as of June 30, 2009. Other expense is net of interest income from our interest bearing checking accounts.

Minority Interests

Minority interests refer to the 5% equity interest in Langfang Duoyuan and 0.6% equity interest in Hunan Duoyuan held by Huiyuan Institute. For a summary of Huiyuan Institute’s equity ownership, see “Business — Our Subsidiaries — Our Manufacturing Subsidiaries.” Income allocated to the minority interests was $0.2 million, $0.4 million and $0.5 million for fiscal 2007, 2008 and 2009, respectively.

Provision for Income Taxes

Our provision for income taxes was $1.8 million, $3.2 million and $5.5 million for fiscal 2007, 2008 and 2009, respectively. Our effective tax rate was 11.4%, 10.9% and 14.3% for the same periods.

Foreign Currency Translation Adjustments

Although all of our revenue and expenses are denominated in Renminbi, we use the U.S. dollar for financial reporting purposes. Our results of operations and cash flows are calculated based on the average exchange rate during the relevant periods. Our assets and liabilities are calculated based on the uniform exchange rate announced by the People’s Bank of China at the end of the relevant periods. Our share capital is calculated based on historical exchange rates. This practice is in compliance with U.S. GAAP.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates and judgments, including those related to sales, returns, pricing concessions, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies, based on our historical experience and various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or circumstances.

We believe the following accounting policies are critical to the portrayal of our financial condition and results of operations and require difficult, subjective or complex management judgments, often as a result of the need to estimate the effects of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition”, which specifies that revenue is realized or realizable and earned when four criteria are met:

•	persuasive evidence of an arrangement exists, such as sales contracts;

•	product is shipped or services have been rendered;

•	the price to the buyer is fixed or determinable; and

•	collectability of payment is reasonably assured.

In accordance with Statement of Financial Accounting Standards, or SFAS, No. 48, “Revenue Recognition when Right of Return Exists,” revenue is recorded net of an estimate of markdowns, price concessions and warranty costs. Markdowns represent price adjustments on sale of units whose model is nearing the end of its cycle and the model is planned to be discontinued; price concessions represent price adjustments on contractual agreements for the sale of units; and warranty costs represent costs to repair previously sold units still under warranty for manufacturer’s defects. Such amounts are based on management’s evaluation of historical experience, current industry trends and estimated costs.

We sell our products solely to distributors. Master distribution agreements are signed with each distributor. The agreements list all terms and conditions with the exception of delivery, price and quantity terms, which are evidenced separately in purchase orders. Title transfers when products are shipped. There are no instances where receivables from distributors are not due and payable until goods purchased from us are sold by the distributors. We do not sell products to distributors on a consignment basis. Our distributors have a right of return on our products within one month after shipping only if our products exhibit any manufacturing defects and it cannot be repaired. We did not have any returns during fiscal 2007, 2008 or 2009 and did not provide for any allowance for sales returns.

We recognize revenue when the goods are shipped and title has passed. Sales revenue represents the invoiced value of goods, net of VAT. All of our products that are sold in China are subject to a Chinese VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by the VAT paid by us on raw materials and other materials included in the cost of producing their finished products. The VAT on sales may also be offset by the VAT paid on equipment purchases. Our distributors are all equipped to install our products and we are not contractually obligated to perform any installation services. As a result, there is no substantial performance required on our part and there is no impact on our recognition of revenues.

Purchase prices of products are fixed and customers are not allowed to renegotiate pricing after the contracts are signed. The agreements with our distributors do not include cancellation or termination clauses.

Credit limits are assigned to each distributor. As a distributor builds a sales and credit history with us, the credit limit can be increased. Credit limits are periodically reviewed by management and reductions to credit limits are made if deemed necessary.

We estimate sales rebates to distributors based on the projected annual sales and corresponding cash receipts. These rebates are paid at the end of each calendar year. We account for the sales rebates in accordance with Emerging Issues Task Force Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” Sales rebates are included as a reduction of revenue and accounts receivable to be received by us.

For fiscal 2007, 2008, and 2009, the aggregate amounts referenced above of the markdowns, price concessions, warranty costs, and sales rebates were immaterial to the consolidated financial statements taken as a whole for each of those years.

Accounts Receivable, Trade and Allowance for Doubtful Accounts

During the normal course of business, we extend unsecured preferred credit terms to some of our distributors, specifically those distributing our multicolor presses. We assign credit limits to each distributor. As a distributor builds a sales history with us, we may adjust its credit limits. Our management reviews these credit limits from time to time and makes adjustments as it deems advisable.

For single color presses, distributors must pay the entire purchase price before shipment. For multicolor presses, distributors are required to pay between 50% and 70% of the purchase price before shipment. Our sales representatives evaluate the creditworthiness of these distributors in order to determine their installment payment schedules for the remaining 30% to 50% of the multicolor press purchase prices. These installment payment schedules, entered into at the time a distributor signs a purchase order, generally last for six to nine months.

We review accounts receivable on a quarterly basis to determine if the allowance for doubtful accounts is adequate. We record a reserve for doubtful accounts when collection of the full amount is no longer probable. Our reserves of $1.2 million and $1.4 million as of June 30, 2008 and 2009, respectively, were consistent with our historical experience and we consider them adequate.

Inventories

We record inventories at the lower of cost or market, using the weighted-average method. We review our inventory on a regular basis for possible obsolete goods by examining our products’ shelf life and distributor demand to determine if any reserve is necessary for potential obsolescence. However, most of our products are manufactured on a purchase order basis. We determined that no reserves were necessary as of June 30, 2008 and 2009.

Valuation of Share-Based Compensation

We account for share-based compensation to our employees in accordance with SFAS No. 123(R) and will record compensation expense over the requisite service periods to the extent of the fair value of the options.

Liquidated Damages Expense

Liquidated damages expense relates to our failure to timely register for resale certain private placement shares and terminate related party transactions. We recorded liquidated damages expenses of $2.1 million for fiscal 2007. We settled the claims for liquidated damages in the third quarter of fiscal 2008, and we reversed the accrual and recognized a net liquidated damages gain of $0.2 million for fiscal 2008.

The registration liquidated damages meet the definition of a registration payment arrangement as defined in Financial Accounting Standards Board’s, or FASB, Staff Position No. EITF 00-19-2, “Accounting for Registration Payment Arrangements,” or EITF 00-19-2. In accordance with EITF 00-19-2, paragraph 7, the contingent obligation to make future payments or otherwise transfer consideration under a registration payment and related party arrangement is recognized and measured separately. In accordance with FASB Interpretation No. 14, “Reasonable Estimation of the Amount of Loss,” we have recorded an expense and a liability equal to the minimum estimated loss. In November 2007, we reached a settlement with our private placement investors, who agreed to waive the liquidated damages due in exchange for warrants or cash payments. Therefore, we reversed the accrual and recognized a gain, which is included in liquidated damages as a credit balance in our financial statements.

Impairment of Long-Lived Assets, Including Intangible Assets and Fixed Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. We have determined that there was no impairment of long-lived assets.

As of June 30, 2009, we expect the long-lived intangible assets on our consolidated balance sheet, primarily related to the land use rights for Langfang Duoyuan and Hunan Duoyuan, to be fully recoverable.

Income Taxes

We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry-forwards and credits by applying enacted statutory tax rates applicable to future years.

We reduce deferred tax assets by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We provide for current income taxes in accordance with the laws of the relevant tax authorities.

Taxes and Incentives

Prior to January 1, 2008, our subsidiaries were governed by the FIE Income Tax Law and various local income tax laws, or collectively the Old Income Tax Laws.

Beginning on January 1, 2008, the New EIT Law replaced the Old Income Tax Laws for domestic Chinese enterprises and foreign invested enterprises, or FIEs. Generally, the income tax rate of 25% in accordance with the New EIT Law replaced the 33% rate applicable to domestic Chinese enterprises and foreign invested enterprises, or FIEs. The New EIT Law, however, permits companies, whether foreign-invested or domestic, to continue to enjoy their preferential tax treatment granted in accordance with the ten prevailing tax laws and regulations, adjusted by certain transitional phase-out rules.

According to the Old Income Tax Laws, upon approval by the PRC tax authorities, FIEs scheduled to operate for ten years or more and engaged in manufacturing and production may be exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought forward from prior years, and thereafter with a 50% reduction for the next three years. For tax filing purposes in China, all yearly periods refer to calendar years.

As a foreign-invested manufacturing enterprise scheduled to operate for a period of not less than ten years in accordance with the FIE Income Tax Law, Duoyuan China enjoyed a two-year tax exemption followed by a three-year 50% tax reduction. Duoyuan China began to generate net profit in the calendar year ended December 31, 2004. Therefore, Duoyuan China had an income tax exemption for the calendar years ended December 31, 2004 and 2005, and enjoyed a 50% tax reduction for the calendar years ended December 31, 2006, 2007 and 2008. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Duoyuan China, an enterprise established before the promulgation date of the New EIT Law, continued to enjoy its two-year 50% reduction of the enterprise income tax until the end of 2008, and therefore was subject to a 12.5% tax rate for the calendar year ended December 31, 2008. Beginning on January 1, 2009, Duoyuan China became subject to the 25% income tax rate under the New EIT Law. See “Risk Factors — Risks Related to Our Business — The termination and expiration or unavailability of preferential tax treatments once available to us may have a material adverse effect on our business, financial condition and operating results.”

Our Langfang Duoyuan facility is located in a Special Economic and High Technology Zone, and the Administration Committee of such zone has granted Langfang Duoyuan a special income tax rate for doing business in the special zone. With this approval from the local government, Langfang Duoyuan is exempted from income taxes for five years, commencing with its first year of profitable operations. Langfang Duoyuan began to generate net profit in the calendar year ended December 31, 2003. Therefore, Langfang Duoyuan enjoyed an income tax exemption for the calendar years 2003 through 2007. Langfang Duoyuan became subject to the 25% income tax rate starting January 1, 2008, under the New EIT Law. Because this tax preferential treatment was granted by the local government and was not supported by the state laws and regulations, we face a risk of being ordered to refund these prior tax benefits. See “Risk Factors — Risks

Related to Our Business — The termination and expiration or unavailability of preferential tax treatments once available to us may materially and adversely affect our business.”

Prior to the incorporation of Hunan Duoyuan, we negotiated with Hunan Shaoyang Treasury Department for an income tax exemption. The Hunan Shaoyang Treasury Department granted Hunan Duoyuan a five year income tax exemption commencing with its first year of profitable operations. Hunan Duoyuan began to generate net profit in the calendar year ended December 31, 2005. Therefore, Hunan Duoyuan enjoys an income tax exemption for the calendar years 2005 through 2009. Pursuant to the tax preferential treatment granted by the local government, Hunan Duoyuan will become subject to the 25% income tax rate starting January 1, 2010, under the New EIT Law. Because this tax preferential treatment was granted by the local government and was not supported by the state laws and regulations, we face a risk of being ordered to refund these prior tax benefits. See “Risk Factors — Risks Related to Our Business — The termination and expiration or unavailability of preferential tax treatments once available to us may have a material adverse effect on our business, financial condition and operating results.”

The following table reconciles the U.S. statutory rates to our effective tax rates for fiscal 2007, 2008 and 2009:

	Year Ended June 30,
	2007	2008	2009

U.S. statutory rates	34%	34%	34%
Foreign income not recognized in the U.S.	(34)	(34)	(34)
China income taxes	33	33	25
China income tax exemption	(23.2)	(22.3)	(11.2)
Other(a)	1.6	0.2	0.5

Effective income tax rates	11.4%	10.9%	14.3%

(a)	The 1.6%, 0.2% and 0.5% represent $2,720,474, $423,888 and $1,399,143 of expenses incurred by us that are not subject to China income tax for fiscal 2007, 2008 and 2009, respectively.

VAT

Enterprises or individuals who sell commodities, engage in repair and maintenance, or import and export goods in China are subject to a VAT in accordance with Chinese laws. The VAT standard rate is 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of equipment, semi-finished products or raw materials used in finished products can be used to offset the VAT due on sales of the finished products.

The VAT on sales amounted to $19.8 million, $28.9 million, and $32.4 million for fiscal 2007, 2008 and 2009, respectively. The VAT on purchases amounted to $7.3 million, $20.1 million and $23.9 million for fiscal 2007, 2008 and 2009, respectively. Our sales and purchases are recorded net of VAT, which is not impacted by the tax preferential treatments.

Fair Value of Financial Instruments

On July 1, 2008, we adopted SFAS No. 157, “Fair Value Measurements,” or SFAS 157. SFAS 157 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

We analyze all financial instruments with features of both liabilities and equity under SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” or SFAS 150, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” or EITF 00-19. Under EITF 00-19, our warrants were required to be recorded as a liability at fair value and marked to market each reporting period.

As of June 30, 2009, the outstanding principal on our short-term loans was $14.4 million. We concluded that the carrying value of the short term loan is a reasonable estimate of fair value because the amounts are due within one year and the stated interest rate approximates current rates available.

As of June 30, 2009, we determined that certain inputs to the fair value measurement of the warrant liability falls under level 3 of the valuation hierarchy, since there was no observable market price for certain inputs significant to the valuation model used to determine the fair value of the warrant liability, and also rendered the fair value calculation under the same classification. We carry warrant liability at fair value totaling $1.2 million as of June 30, 2009.

	Fair Value	Fair Value Measurements at June 30, 2009
	as of	Using Fair Value Hierarchy
Liabilities	June 30, 2009	Level 1	Level 2	Level 3

Warrant liability	$1,180,477			$1,180,477

Except for the derivative liabilities and the short term loan, we did not identify any other non-recurring assets and liabilities that are required to be presented on the consolidated balance sheet at fair value in accordance with SFAS 157.

SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” became applicable and effective for us on July 1, 2008. SFAS 159 provides us with the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis with the difference between the carrying value before election of the fair value option and the fair value recorded upon election as an adjustment to beginning retained earnings. We chose not to elect the fair value option.

Selected Quarterly Results of Operations

The following table presents our selected unaudited consolidated quarterly results of operations for the nine quarters in the period from April 1, 2007 to June 30, 2009. You should read the following information in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have fluctuated and will continue to fluctuate from period to period. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. Factors that may cause our revenue and results of operations to vary or fluctuate include those discussed in the “Risk Factors” section of this prospectus.

	Three Months Ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2007	2007	2007	2008	2008	2008	2008	2009	2009
	(unaudited)
	(in thousands)

Revenue, net	$19,207	$22,645	$25,444	$16,022	$25,516	$26,179	$36,837	$17,412	$26,163
Cost of revenue	10,629	11,210	12,191	7,835	13,226	12,331	16,609	8,354	13,040

Gross profit	8,578	11,435	13,253	8,187	12,290	13,848	20,228	9,058	13,123
Research and development expenses	169	163	170	225	1,125	694	490	286	298
Selling expenses	2,623	2,189	2,366	1,411	2,738	2,547	2,952	1,476	2,751
General and administrative expenses	1,492	784	1,269	1,272	1,147	932	1,345	1,056	1,141

Income from operations	4,294	8,299	9,448	5,279	7,280	9,675	15,441	6,240	8,933
Liquidated damage (expenses) income, net of settlement	(942)	(707)	—	942					—
Change in fair value of derivative instruments				88	(15)	55	109	30	—
Other income (expense), net	457	(128)	(264)	(206)	64	(179)	(1,135)	(106)	(549)

Income before minority interest and provision for income taxes	3,809	7,464	9,184	6,103	7,329	9,551	14,415	6,164	8,384
Minority interest	40	93	152	50	85	109	169	72	113
Provision for income taxes	728	616	588	821	1,213	927	1,604	1,181	1,742

Net income	3,041	6,755	8,444	5,232	6,031	8,515	12,642	4,911	6,529
Foreign currency translation gain	910	908	2,079	3,266	1,946	256	308	(227)	(9)

Comprehensive income	$3,951	$7,663	$10,523	$8,498	$7,977	$8,771	$12,950	$4,684	$6,520

	Three Months Ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2007	2007	2007	2008	2008	2008	2008	2009	2009
	% of	% of	% of	% of	% of	% of	% of	% of	% of
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
	(unaudited)

Revenue, net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	55.3	49.5	47.9	48.9	51.8	47.1	45.1	48.0	49.8

Gross profit	44.7	50.5	52.1	51.1	48.2	52.9	54.9	52.0	50.2
Research and development expenses	0.9	0.7	0.7	1.4	4.4	2.7	1.3	1.6	1.1
Selling expenses	13.7	9.7	9.3	8.8	10.7	9.7	8.0	8.5	10.5
General and administrative expenses	7.7	3.4	5.0	7.9	4.5	3.6	3.7	6.0	4.4

Income from operations	22.4	36.7	37.1	33.0	28.6	36.9	41.9	35.9	34.2
Liquidated damage (expenses) income, net of settlement	(4.9)	(3.1)	0.0	5.9	0.0	0.0	0.0	0.0	0.0
Change in fair value of derivative instruments	0.0	0.0	0.0	0.5	(0.1)	0.2	0.3	0.2	0.0
Other income (expense), net	2.4	(0.6)	(1.0)	(1.3)	0.3	(0.7)	(3.1)	(0.6)	(2.1)

Income before minority interest and provision for income taxes	19.9	33.0	36.1	38.1	28.8	36.4	39.1	35.5	32.1
Minority interest	0.2	0.4	0.6	0.3	0.3	0.4	0.5	0.4	0.4
Provision for income taxes	3.8	2.7	2.3	5.1	4.8	3.5	4.4	6.8	6.7
Net income	15.9	29.9	33.2	32.7	23.7	32.5	34.2	28.3	25.0
Foreign currency translation gain	4.7	4.0	8.2	20.4	7.6	1.0	0.8	(1.3)	0.0

Comprehensive income	20.6%	33.9%	41.4%	53.0%	31.3%	33.5%	35.2%	27.0%	25.0%

Our net income has fluctuated significantly during the nine quarters in the period from April 1, 2007 to June 30, 2009. Historically, quarterly fluctuation has been primarily due to lower sales during the third and fourth quarters of each fiscal year and higher sales during the first and second quarters of each fiscal year.

Our first and second quarter revenues in fiscal 2007 and fiscal 2008 were sequentially higher compared to third and fourth quarter revenues in fiscal 2007 and fiscal 2008. We typically recognize more revenue during the first and second quarter of each fiscal year due to the following reasons:

•	Most businesses operate on a calendar year basis. These businesses tend to make capital expenditures conservatively in the beginning of the calendar year and spend more aggressively towards the end of the calendar year to meet their annual budgets.

•	Our distributors sell more products to our end-user customers during the fourth quarter to take advantage of our sales rebate program, which ends in December of each year.

Similarly our sequential revenues in the third and fourth quarter of each fiscal year are lower than the immediately prior quarter because of seasonality, namely the holiday season in China during those quarters. Many businesses in China operate on reduced hours, if at all, during the time surrounding the Chinese Lunar New Year Holiday.

We introduced two new or enhanced models (one single color large format press and one multicolor large format press) in the second quarter of fiscal 2009. We also introduced one enhanced model (multicolor large format press) in the third quarter of fiscal 2009 and one new model (single color small format press) in the fourth quarter of fiscal 2009. New product introductions contributed to revenues in each period being higher than the corresponding periods in the prior years.

Our cost of revenue can vary significantly from quarter to quarter, but generally it is in proportion to the number of products we sell in any given quarter. We typically incur higher costs in the first and second quarters of each fiscal year primarily due to the increase in the volume of our products sold.

For the nine quarters in the period from April 1, 2007 to June 30, 2009, our gross profit margins ranged from 44.7% to 54.9%. The gross profit margin of 44.7% in the quarter ended June 30, 2007 was primarily due to the sale of old inventory from Hunan Duoyuan at 20% below their costs. The gross profit margin of 48.2% in the quarter ended June 30, 2008 was primarily due to sale of sample products at 50% below their costs. Higher gross profit margins in other quarters were due to an increase in sales of higher margin products, namely our multicolor presses. However, due to the challenging global economic conditions and competitive pressures, we reduced the selling prices of three single color press models and one multicolor small format press model between 2% to 4% during fiscal 2009. Our gross profit margins, however, remained relatively unchanged by increased sale of our higher priced multicolor presses as well as by introducing new products at higher selling prices.

Our selling expenses as a percentage of revenue ranged from 8.0% to 13.7% during the nine quarters beginning from April 1, 2007 to June 30, 2009. Our selling expenses for the quarter ended June 30, 2007 was 13.7% of revenues. During this quarter, we decided to focus on selling more technologically advanced products like our multicolor presses and incurred significant start-up costs. In order to promote our brand and increase awareness for our multicolor presses, we began attending exhibitions and trade shows across China.

In general, our research and development expenses comprise of salaries and raw materials and supply costs for the development, improvement and testing of new and existing products. During the quarters ended June 30, 2008 and September 30, 2008, our research and development expenses increased as we hired additional engineers and specialists. Our research and development costs also increased during these periods as we increased our purchases of raw materials in connection with product development. As a result of this investment in research and development, we introduced new products during the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009.

Liquidated damages expense relates to our failure to timely register for resale certain private placement shares and terminate related party transactions. We recorded liquidated damages expenses during the quarters ended June 30, 2007 and September 30, 2007. We settled the claims for liquidated damages in the quarter ended March 31, 2008, and we reversed the accrual and recognized a net liquidated damages gain.

Langfang Duoyuan leased part of its manufacturing plant during the quarter ended June 30, 2007. Thus, we had other income during this quarter. This lease was terminated in May 2007 and we did not recognize rental income in subsequent quarters. Our other expenses increased during the quarter ended December 31, 2008 because we expensed the amounts incurred in connection with our proposed initial public offering due to market uncertainty.

The significant increase in our provision for income taxes since the quarter ended March 31, 2008 is primarily due to an increase in the applicable tax rate of Langfang Duoyuan from 0% to 25%. This new tax rate for Langfang Duoyuan went into effect on January 1, 2008. Also, an increase in our provision for income taxes during the quarter ended March 31, 2009 is primarily due to an increase in the applicable tax rate of Duoyuan China from 12.5% to 25%. This new tax rate for Duoyuan China went into effect on January 1, 2009. We expect that our provision for income taxes will increase with any increase in our income from operations.

Foreign currency translation reflects the appreciation of the Renminbi against the U.S. dollar. The Renminbi against the U.S. dollar at April 1, 2007 was RMB 7.72 to $1.00 USD and it appreciated to RMB6.83 to $1.00 USD at June 30, 2009.

For the remaining quarters of 2009, we expect that our multicolor presses, as a percentage of revenue, will continue to increase as end-user customers in China are increasingly demanding sophisticated offset printing equipment, such as our multicolor presses, to produce high quality printing materials more efficiently.

Results of Operations

The following table sets forth selected data from our consolidated statements of income and other comprehensive income for the periods indicated as a percentage of revenue:

	Year Ended June 30,
	2007		2008		2009
		% of		% of		% of
	$	Revenue	$	Revenue	$	Revenue
	(dollars in thousands)

Revenue, net	67,812	100.0%	89,628	100.0%	106,591	100.0%
Cost of revenue	37,694	55.6	44,462	49.6	50,334	47.2

Gross profit	30,118	44.4	45,166	50.4	56,257	52.8
Selling expenses	7,827	11.5	8,705	9.7	9,726	9.1
General and administrative expenses	3,078	4.6	4,472	5.0	4,474	4.2
Research and development	1,046	1.5	1,683	1.9	1,768	1.7

Income from operations	18,167	26.8	30,306	33.8	40,289	37.8
Liquidated damage, net of settlement	(2,119)	(3.1)	235	0.3	—	—
Change of the fair value of derivative instruments	—	—	73	0.1	194	0.2
Other income (expense), net	(21)	(0.1)	(535)	(0.6)	(1,969)	(1.8)

Income before minority interest and provision for income taxes	16,027	23.7	30,079	33.6	38,514	36.2
Minority interest	241	0.4	382	0.4	464	0.4
Provision for income taxes	1,807	2.7	3,238	3.6	5,454	5.1

Net income	13,979	20.6	26,459	29.5	32,596	30.7
Foreign currency translation gain	1,834	2.7	8,200	9.1	329	0.3

Comprehensive income	$15,813	23.3%	$34,659	38.7%	$32,925	31.0%

Comparison of Fiscal 2008 and Fiscal 2009

Revenue, net

Our revenue increased by $17.0 million, or 18.9%, from $89.6 million for fiscal 2008 to $106.6 million for fiscal 2009, primarily as a result of an increase in revenue from all our products. Specifically, revenue for our pre-press printing equipment increased by $0.8 million, or 25.7%, from $3.2 million for fiscal 2008 to $4.0 million for fiscal 2009. In addition, revenue for our press printing equipment for fiscal 2009 increased by $16.1 million, or 18.4%, when compared to fiscal 2008. Specifically, the increase in revenue of our press printing equipment was primarily due to increased sales for our presses. We sold more units of our multicolor presses, which generally have higher prices than our single color presses, during fiscal 2009 than in fiscal 2008. We sold 19 more multicolor large format presses, generally our most expensive products, in fiscal 2009 compared to fiscal 2008 and generated $8.0 million of additional revenue in fiscal 2009 compared to fiscal 2008. We also sold 51 more multicolor small format presses, generally our second most expensive products, in fiscal 2009 compared to fiscal 2008 and generated $7.8 million of additional revenue in fiscal 2009 compared to fiscal 2008. This increase in revenue was not a result of any price increases as we did not increase the prices of our multicolor presses during fiscal 2009. Our top five selling models, which accounted for more than 72% of our total revenue in fiscal 2009, were all multicolor presses.

Pre-press Printing Equipment

CTP System.  Revenue for our CTP system increased by $0.8 million, or 25.7%, from $3.2 million for fiscal 2008 to $4.0 million for fiscal 2009. We believe that the increase in revenue for our CTP system was a result of increased market acceptance and our increased marketing activities. During fiscal 2009, we promoted our CTP system at more exhibitions and trade shows when compared to the prior year.

Press Printing Equipment

Revenue from the sale of our press printing equipment increased by $16.1 million, or 18.4%, from $88.0 million for fiscal 2008 to $104.1 million for fiscal 2009. This increase was primarily due to an increase in demand for our multicolor presses. We sold more units of our multicolor presses when compared to the prior year.

Single Color Small Format Press.  Revenue for our single color small format presses increased by $0.1 million, or 2.5%, from $4.3 million for fiscal 2008 to $4.4 million for fiscal 2009. Due to increased competition, demand for our single color small format presses decreased and we sold fewer single color small format presses for fiscal 2009 when compared to the prior year. The slight increase in revenue was mainly due to the appreciation of the Renminbi against the U.S. dollar.

Single Color Large Format Press.  Revenue for our single color large format presses increased by $0.2 million, or 1.9%, from $10.7 million for fiscal 2008 to $10.9 million for fiscal 2009. This increase was primarily due to the increased demand for a new single color large format press, Model DY66T, which we introduced in October 2008. We promoted Model DY66T to our distributors as a complementary product to our multicolor presses at trade shows and exhibitions we attended during fiscal 2009. This model offers similar functionality to one of our existing single color large format presses, Model J4109, but costs less than Model J4109. This increase in revenue from Model DY66T was offset by a decrease in revenue from J4109 of $1.2 million for fiscal 2009 when compared to the prior year.

Multicolor Small Format Press.  Revenue for our multicolor small format presses increased by $7.8 million, or 29.7%, from $26.4 million for fiscal 2008 to $34.2 million for fiscal 2009. We believe the increased demand for our multicolor small format press was partially a result of increased marketing activities, which resulted in increased sales volume. The increase in the number of units sold was a result of increased purchases by our existing and new end-user customers seeking upgrades to multicolor presses from single color presses. We promoted our multicolor small format presses at more exhibitions and trade shows during fiscal 2009 when compared to the prior year. Specifically, for fiscal 2009 due to our increased marketing efforts, we recognized an increase in revenue by $3.3 million when compared to fiscal 2008 due to the sale of Model DY456, a printing machine that prints colorful books, magazines, corporate brochures, product catalogues, labels and small packages. We also increased the promotion of Model DY452, a highly automated multicolor small format press mainly used for shorter print runs such as corporate brochures, conference documents, labels and small packages. This increase in promotion of Model DY452 attributed to an increase in our revenue from the sale of this product by $3.5 million over the prior year.

Multicolor Large Format Press.  Revenue for our multicolor large format presses increased by $8.0 million, or 17.2%, from $46.6 million for fiscal 2008 to $54.6 million for fiscal 2009. We believe the increased demand for our multicolor large format presses was partially a result of increased marketing activities, which resulted in an increase in sales volume for our existing products, and new demand for two products we introduced in fiscal 2009. The increase in the number of units sold was a result of increased purchases by our existing and new end-user customers seeking upgrades to multicolor presses from single color presses. Specifically, we introduced into the market a new multicolor large format press, Model DY474II, in November 2008. This highly automated and energy efficient machine, which is an enhanced version of an existing product, Model DY474, has been well received since its introduction. It has new features such as plate cocking and a color pilotless control function. It generated $3.8 million in revenue for fiscal 2009. We also introduced into the market another new multicolor large format press, PZ-4660AL, in February 2009. This is an enhanced version of an existing product produces printed materials in brighter colors and is more automated. It generated $3.1 million in revenue for fiscal 2009.

Cost of Revenue

As a percentage of revenue, the cost of revenue decreased by 2.4% from 49.6% for fiscal 2008 to 47.2% for fiscal 2009. This decrease was mainly due to the increase in sales of our multicolor presses, which overall have lower costs and higher gross profit margins than our single color presses.

Our cost of revenue increased by $5.8 million, or 13.2%, from $44.5 million for fiscal 2008 to $50.3 million for fiscal 2009. This increase was primarily due to an increase in the volume of our products sold during this period, particularly the sale of our multicolor presses. This increase in sales contributed to the increase in consumption of raw materials and components across our two product categories as our revenue increased by 18.9% from fiscal 2008 to fiscal 2009.

Gross Profit

Our gross profit margin increased by 2.4% from 50.4% for fiscal 2008 to 52.8% for fiscal 2009. The increase in gross profit and gross profit margin during this period was due to the increased production and sale of our multicolor presses, which have higher gross profits and gross profit margins than our single color presses.

Our gross profit increased by $11.1 million, or 24.6%, from $45.2 million for fiscal 2008 to $56.3 million for fiscal 2009.

Selling Expenses

As a percentage of revenue, selling expenses decreased by 0.6% from 9.7% for fiscal 2008 to 9.1% for fiscal 2009. This decrease was mainly due to our increased sales volume, which created economies of scale, reducing our per unit selling expenses.

Selling expenses increased by $1.0 million, or 11.7%, from $8.7 million for fiscal 2008 to $9.7 million for fiscal 2009. This increase was primarily due to an increase in salary expense to our sales professionals and an increase in shipping and handling costs.

General and Administrative Expenses

As a percentage of revenue, general and administrative expenses decreased from 5.0% for fiscal 2008 to 4.2% for fiscal 2009. This decrease was mainly a function of our revenue increasing faster than our administrative expenses.

General and administrative expenses remained constant at $4.5 million for fiscal 2008 and 2009.

Research and Development Expenses

As a percentage of revenue, research and development expenses decreased from 1.9% for fiscal 2008 to 1.7% for fiscal 2009. This decrease was mainly because of the increase in our revenue increasing faster than our research and development expenses.

Research and development expenses increased by $0.1 million, or 5.0%, from $1.7 million for fiscal 2008 to $1.8 million for fiscal 2009. This increase was primarily due to an increase in salary expenses of our research and development team. Specifically, we hired an additional six engineers in fiscal 2009, increasing our research and development team to 208 employees and salary expenses increased by $0.2 million, or 27.2%, from $0.8 million in fiscal 2008 to $1.0 million in fiscal 2009.

Income from Operations

Income from operations increased by $10.0 million, or 32.9%, from $30.3 million for fiscal 2008 to $40.3 million for fiscal 2009. The increase was due to the increased sale of our multicolor presses, which generated higher revenue for us.

Liquidated Damage Expenses

Liquidated damages expense relates to our failure to timely register for resale certain private placement shares and terminate related party transactions. We recorded liquidated damages and expenses of $2.1 million for fiscal 2007. We settled the claims for liquidated damages in the third quarter of fiscal 2008, and we reversed the accrual and recognized a net liquidated damages gain of $0.2 million for fiscal 2008. See “— Critical Accounting Policies — Liquidated Damages Expense.” There was no such expense for fiscal 2009.

Other Income (Expenses)

Other expenses increased by $1.5 million, or 268.0%, from $0.5 million for fiscal 2008 to $2.0 million for fiscal 2009.

Our interest expense increased by $0.5 million from $0.7 million for fiscal 2008 to $1.2 million for fiscal 2009 as our borrowing increased by $3.0 million from $11.4 million for fiscal 2008 to $14.4 million for fiscal 2009. Interest expense was offset by $0.2 million of interest income for fiscal 2008 and fiscal 2009.

In addition, in accordance with SEC Staff Accounting Bulletin, Topic 5A, in the second quarter of fiscal 2009, we expensed $1.0 million incurred in connection with our proposed initial public offering due to market uncertainty.

Minority Interest

Minority interest increased by $0.1 million, or 21.5%, from $0.4 million for fiscal 2008 to $0.5 million for fiscal 2009. The increase in minority interest is mainly due to the increase of net income in Langfang Duoyuan and Hunan Duoyuan.

Provision for Income Taxes

Provision for income taxes increased $2.3 million, or 68.5%, from $3.2 million for fiscal 2008 to $5.5 million for fiscal 2009. Our effective tax rates for fiscal 2008 and 2009 were 10.9% and 14.3%, respectively. The increase in the provision for income taxes was attributable to the increase in net income by 18.9% over the same period and the increase in income tax rates of Duoyuan China and Langfang Duoyuan.

Duoyuan China began paying income taxes on January 1, 2006. The income tax rate for Duoyuan China in the first half of fiscal 2008 was 16.5%, and the income tax rate for Duoyuan China in the second half of fiscal 2008 was 12.5%. Beginning on January 1, 2009, the income tax rate for Duoyuan China increased to 25%.

Pursuant to the tax preferential treatment granted by the local government, Langfang Duoyuan was exempt from paying taxes prior to calendar year 2008. Langfang Duoyuan began paying income taxes on January 1, 2008. The income tax rate for Langfang Duoyuan was 0% in the first half of fiscal 2008 and 25% in the second half of fiscal 2008.

Pursuant to the tax preferential treatment granted by the local government, Hunan Duoyuan is tax exempted through calendar year 2009.

Net Income

As a result of the foregoing, net income increased by $6.1 million, or 23.2%, from $26.5 million for fiscal 2008 to $32.6 million for fiscal 2009.

As a percentage of revenue, net income increased 1.2% from 29.5% for fiscal 2008 to 30.7% for fiscal 2009.

Foreign Currency Translation Adjustment

The foreign currency translation adjustment decreased by $7.9 million, or 96.0%, from $8.2 million for fiscal 2008 to $0.3 million for fiscal 2009. The foreign currency translation adjustment reflects the appreciation of the Renminbi against the U.S. dollar. Our assets and liabilities are translated at a rate of RMB6.85 to $1.00 at June 30, 2008 and RMB6.83 to $1.00 at June 30, 2009. Our results of operations are translated at an average rate of RMB7.26 for fiscal 2008 and RMB6.83 to $1.00 for fiscal 2009. Our equity accounts are translated at historical rates.

Comparison of Fiscal 2007 and Fiscal 2008

Revenue, net

Our revenue increased $21.8 million, or 32.2%, from $67.8 million for fiscal 2007 to $89.6 million for fiscal 2008. This increase was primarily due to increased demand for our multicolor presses. Our top five selling models, which represented more than 75% of our total revenue in fiscal 2008, were all multicolor presses. This increase in revenue from our multicolor presses was offset by a decrease in revenue from our CTP system and single color small format presses.

Pre-press Printing Equipment

CTP System.  Revenue for our CTP system decreased by $0.6 million, or 15.5%, from $3.8 million for fiscal 2007 to $3.2 million for fiscal 2008. This decrease was primarily due to increased competition from Chinese competitors. For most of fiscal 2007, we believe we were the dominant manufacturer of computer-to-plate pre-press products in China. By the end of the third quarter of fiscal 2007, we became aware of a number of Chinese competitors that entered the computer-to-plate pre-press market, decreasing our market share and demand for our CTP system.

Press Printing Equipment

Revenue for our press printing equipment increased by $23.2 million, or 35.8%, from $64.8 million for fiscal 2007 to $88.0 million for fiscal 2008. This increase was primarily due to an increase in demand for our multicolor presses.

Single Color Small Format Press.  Revenue for our single color small format presses decreased by $1.7 million, or 28.1%, from $6.0 million for fiscal 2007 to $4.3 million for fiscal 2008. This decrease was primarily due to increased competition from Chinese competitors, decrease in our single color small format product offerings and decreased marketing efforts. Demand for our single color small format presses, a less sophisticated and low technology product, decreased as more Chinese manufacturers entered the single color small format press business, increasing competition. The low barrier to entry allows manufacturers to enter this market with relative low cost. As part of our plan to focus on selling more technologically advanced products like our multicolor presses, we discontinued the manufacture of five different models of our single color small format presses in fiscal 2008. For these same reasons, we also decreased marketing efforts for our single color small format presses, instead increasing our marketing efforts for our multicolor presses.

Single Color Large Format Press.  Revenue for our single color large format presses increased by $1.0 million, or 10.0%, from $9.7 million for fiscal 2007 to $10.7 million for fiscal 2008. This increase was primarily due to the increased demand for a new single color large format press, Model J4109, which we introduced in fiscal 2007. Model J4109, which is an enhanced version of Models DY166 and J4105, gained market acceptance during fiscal 2008 and we recognized revenue of $4.9 million from the sale of this product. This increase in revenue for Model J4109 was offset by a decrease in revenue for Models DY166 and J4105 of $4.3 million for fiscal 2008 when compared to fiscal 2007.

Multicolor Small Format Press.  Revenue for our multicolor small format presses increased by $9.0 million, or 52.0%, from $17.4 million for fiscal 2007 to $26.4 million for fiscal 2008. This increase was primarily due to increased demand. We believe the increase in demand for our multicolor small format presses was partially a result of increased marketing activities. During fiscal 2008, we increased our marketing efforts by advertising our products in a greater number of magazines and trade journals more frequently than in fiscal 2007. In addition, we performed more demonstrations of our multicolor small format presses to our end-user customers to showcase the quality of the printed materials as well as the speed and ease of use in fiscal 2008 when compared to fiscal 2007.

Multicolor Large Format Press.  Revenue for our multicolor large format presses increased by $14.9 million, or 47.1%, from $31.7 million for fiscal 2007 to $46.6 million for fiscal 2008. This increase was primarily due to increased demand. We believe the increase in demand for our multicolor large format presses was partially a result of increased marketing activities. During fiscal 2008, we increased our marketing efforts by advertising our products in a greater number of magazines and trade journals more frequently than in fiscal 2007. In addition, we performed more demonstrations of our multicolor large format presses to our end-user customers to showcase the quality of the printed materials as well as the speed and ease of use in fiscal 2008 when compared to fiscal 2007. The increase in revenue is also a result of the revenue recognized from the sale of Model DY4104, a new multicolor large format press that we introduced to the market in fiscal 2008. Model DY4104, a highly automated and energy efficient machine, has been well received since its introduction to the market. It is capable of printing on larger sheets of paper than our existing multicolor large format press models and it is capable of printing on packaging materials directly. We recognized revenue from the sale of this new product in the amount of $8.1 million during fiscal 2008.

Cost of Revenue

As a percentage of revenue, the cost of revenue decreased by 6.0% from 55.6% for fiscal 2007 to 49.6% for fiscal 2008. This decrease was mainly due to the increase in sales of our multicolor presses, which overall have lower costs and higher gross profit margins than our single color presses. In addition, we began manufacturing our key components in-house in fiscal 2007 at Hunan Duoyuan, reducing the per unit cost of our products.

Our cost of revenue increased by $6.8 million, or 18.0%, from $37.7 million for fiscal 2007 to $44.5 million for fiscal 2008. This increase was primarily due to an increase in the volume of our products sold during this period, particularly the sale of our multicolor presses. Most of our increases were from the purchase of additional raw materials, such as steel and iron, as more materials were needed to manufacture our multicolor presses. Our raw material costs increased by $5.7 million, or 16.7%, from $34.2 million in fiscal 2007 to $39.9 million in fiscal 2008. Also, our labor costs increased by $0.4 million, or 16.7%, from $2.3 million in fiscal 2007 to $2.7 million in fiscal 2008 primarily due to employees working additional hours to produce a greater volume of products. Lastly, our depreciation expense had increased by $0.9 million, or 164.6%, from $0.6 million in fiscal 2007 to $1.5 million in fiscal 2008 mainly due to the purchase of new manufacturing equipment to be used at Hunan Duoyuan. This increase in cost of revenue was partially offset by a reduction of $0.2 million in our parts costs for repairs of our manufacturing equipment.

Gross Profit

Our gross profit margin increased from 44.4% in fiscal 2007 to 50.4% for fiscal 2008. The increase in gross profit and gross profit margin during this period was due to the increased production and sale of our multicolor presses, which have higher gross profits and gross profit margins than our single color presses.

As a result of the factors above, our gross profit increased by $15.1 million, or 50.0%, from $30.1 million for fiscal 2007 to $45.2 million for fiscal 2008.

Selling Expenses

As a percentage of revenue, selling expenses decreased by 1.8% from 11.5% in fiscal 2007 to 9.7% in fiscal 2008. This decrease was mainly due to our increased sales volume, which created economies of scale, reducing our per unit selling expenses.

Selling expenses increased by $0.9 million, or 11.2%, from $7.8 million for fiscal 2007 to $8.7 million for fiscal 2008. This increase was primarily due to an increase in the salaries and commissions of our sales staff, our advertising expenses and participation in industry trade conferences.

The salaries and commissions paid to our sales staff increased by $1.3 million, or 49.3%, from $2.6 million in fiscal 2007 to $3.9 million in fiscal 2008. The increase in salaries and commissions was primarily due to the hiring of 14 new sales employees during the year and bonuses awarded to our sales personnel for meeting or exceeding their sales and performance targets.

Our advertising expenses increased by $0.3 million, or 21.4%, from $1.1 million in fiscal 2007 to $1.4 million in fiscal 2008. This increase was primarily due to an increase in print advertising for our products in magazine and trade journals, and the costs of preparing exhibition and promotional materials.

General and Administrative Expenses

As a percentage of revenue, general and administrative expenses increased from 4.5% in fiscal 2007 to 5.0% in fiscal 2008. This increase was mainly because of the reasons described below.

General and administrative expenses increased by $1.4 million, or 45.3%, from $3.1 million for fiscal 2007 to $4.5 million for fiscal 2008. This increase was primarily due to an increase in professional fees paid to our auditors and attorneys and an increase in reserve for doubtful accounts.

Our professional fees increased by $0.4 million from $3,903 in fiscal 2007 to $0.4 million in fiscal 2008 as we paid the outstanding balance due to our auditors and attorneys. In addition, we increased our reserve for doubtful accounts by $0.7 million, or 136.3%, from $0.5 million in fiscal 2007 to $1.2 million in fiscal 2008. We increased our reserve for doubtful accounts as we increased sales of our multicolor presses. For multicolor presses, distributors are not required to pay for the entire purchase price before shipment unlike for our single color presses. Instead distributors for our multicolor presses are required to pay 50% to 70% of the purchase price before shipment, based on their preferred credit terms. Because of the increase in sales of multicolor presses and the greater risk of non-payment and incomplete or partial payment from our distributors, we increased our reserve for doubtful accounts.

Research and Development Expenses

As a percentage of revenue, research and development expenses increased from 1.5% in fiscal 2007 to 1.9% in fiscal 2008. This increase was mainly because of increase in salary expenses as a result of the six new engineers we hired and the increased costs from the purchase of raw materials in connection with our sample product development, as described below.

Research and development expenses increased by $0.7 million, or 61.0%, from $1.0 million for fiscal 2007 to $1.7 million for fiscal 2008. This increase was primarily due to an increase in salary expenses of our research and development team and increased costs from the purchase of raw materials in connection with our sample product development. Specifically, we hired an additional six engineers in fiscal 2008, increasing our research and development team to 202 employees and salary expenses increased by $0.2 million, or 21.7%, from $1.0 million in fiscal 2007 to $1.2 million in fiscal 2008.

Income from Operations

Income from operations increased by $12.1 million, or 66.8%, from $18.2 million for fiscal 2007 to $30.3 million for fiscal 2008.

The increase was due to the increased sale of our multicolor presses, which generated higher revenue for us.

Liquidated Damages Expense

Liquidated damages expense relates to our failure to timely register for resale certain private placement shares and terminate related party transactions. We recorded liquidated damages expenses of $2.1 million for fiscal 2007. We settled the claims for liquidated damages in the third quarter of fiscal 2008, and we reversed the accrual and recognized a net liquidated damages gain of $0.2 million for fiscal 2008. See “— Critical Accounting Policies — Liquidated Damages Expense.”

Other Income (Expenses)

Other expenses increased by $0.5 million from $20,734 for fiscal 2007 to $0.5 million for fiscal 2008.

We had interest expense of $0.7 million from our short-term borrowing in each of fiscal 2007 and fiscal 2008. In fiscal 2007, our interest expense was offset by non-operating rental income of $0.4 million. In fiscal 2008, we did not recognize any rental income.

Minority Interest

Minority interest increased by $0.2 million, or 58.6%, from $0.2 million for fiscal 2007 to $0.4 million for fiscal 2008. The increase in minority interest is mainly due to the increase of net income in Langfang Duoyuan and Hunan Duoyuan.

Provision for Income Taxes

Provision for income taxes increased $1.4 million, or 79.2%, from $1.8 million for fiscal 2007 to $3.2 million for fiscal 2008. This increase in the provision for income taxes was attributable to the increase in net income by 32.2% over the same period and the increase in income tax rates of Duoyuan China and Langfang Duoyuan. Our effective tax rates for fiscal 2007 and fiscal 2008 were 11.4% and 10.9%, respectively.

Duoyuan China began paying income tax on January 1, 2006. The income tax rate for Duoyuan China in the first half of fiscal 2008 was 16.5%, and the income tax rate for Duoyuan China in the second half of fiscal 2008 was 12.5%. Beginning on January 1, 2009, the income tax rate for Duoyuan China increased to 25%. Pursuant to the tax preferential treatment granted by the local government, Langfang Duoyuan was exempt from paying taxes prior to calendar year 2008. Langfang Duoyuan began paying income tax on January 1, 2008. The income tax rate for Langfang Duoyuan was 0% in the first half of fiscal 2008 and 25% in the second half of fiscal 2008. Pursuant to the tax preferential treatment granted by the local government, Hunan Duoyuan is tax exempted through calendar year 2009.

Due to various special tax rates, preferential tax treatments and incentives that have been granted to us in China, our taxes in recent years have been relatively low. The additional amounts of tax that we would have otherwise been required to pay had we not enjoyed the various preferential tax treatments would have been $4.5 million in fiscal 2007 and $7.9 million in fiscal 2008.

Net Income

As a result of the foregoing, net income increased by $12.5 million, or 89.3%, from $14.0 million for fiscal 2007 to $26.5 million for fiscal 2008.

As a percentage of revenue, net income increased 8.9% from 20.6% for fiscal 2007 to 29.5% for fiscal 2008.

Foreign Currency Translation Adjustment

The foreign currency translation adjustment increased by $6.4 million, or 347.0%, from $1.8 million for fiscal 2007 to $8.2 million for fiscal 2008. The increase in the foreign currency translation adjustment is due to the appreciation of the Renminbi against the U.S. dollar. Our assets and liabilities are translated at a rate of RMB7.60 to $1.00 at June 30, 2007 and RMB6.85 to $1.00 at June 30, 2008. Our results of operations are translated at an average rate of RMB7.81 for fiscal 2007 and RMB7.26 to $1.00 for fiscal 2008. Our equity accounts are translated at historical rates.

Liquidity and Capital Resources

We relied primarily on cash flows from operating activities and our bank loans for our capital requirements for fiscal 2007, 2008 and 2009. We expect that our future capital expenditures primarily will be to build a factory to manufacture cold-set corrugated paper machines at our Langfang Duoyuan facility and improve and upgrade our existing manufacturing facilities and production lines. We expect that approximately $40.0 million of our cash resources will be required for these projects, of which, approximately $30.0 million will be incurred to build a factory to manufacture cold-set corrugated paper machines at our Langfang Duoyuan facility and approximately $10.0 million will be incurred to improve and upgrade our existing manufacturing facilities and production lines. Since we have not encountered any difficulties in meeting our cash obligations to date, we believe that cash flows from operating activities and our bank loans will be sufficient to meet our presently anticipated cash needs for at least the next 12 months.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, as well as any increases in manufacturing capacity or acquisitions of third party businesses or licenses that we may seek. We expect to meet these requirements primarily through revolving short-term bank borrowings, as well as our cash flows from operations, which we expect will increase with the planned increase in our manufacturing capacity. We believe our working capital is sufficient for these current requirements, though we may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or increase our borrowing level. The actual amount and timing of our future capital requirements may differ materially from our estimate depending on our actual results of operations.

The actual amount and timing of our future capital requirements may differ materially from our estimate depending on our actual results of operations. As of June 30, 2007, 2008 and 2009, we had cash of $7.8 million, $14.2 million and $31.0 million, respectively. For a discussion of our current level of borrowing, see “Sources and Uses of Cash” below. There is no seasonal fluctuation to our borrowing requirements.

Sources and Uses of Cash

The following table sets forth cash flow data for the periods indicated:

	Year Ended June 30,
	2007	2008	2009
		(in thousands)

Cash flow data:
Net cash (used in) provided by operating activities	$(4,200)	$16,801	$29,842
Net cash used in investing activities	(11,081)	(10,524)	(16,189)
Net cash (used in) provided by financing activities	19,171	(1,092)	2,929
Effect of exchange rate changes on cash	186	1,199	262

Net changes in cash	4,076	6,384	16,844
Cash at beginning of period	3,740	7,816	14,200

Cash at end of period	$7,816	$14,200	$31,044

As of June 30, 2009, the maturities for our bank loans were as follows:

Description of Bank Loan	Amount

Loan from Bank of Agriculture, Chongwen branch due March 12, 2010. Quarterly interest only payment at 5.841% per annum, secured by land use rights and buildings	$1,465,000
Loan from Bank of Agriculture, Chongwen branch due July 3, 2009. Quarterly interest only payment at 8.217% per annum, secured by land use rights and buildings	2,930,000
Loan from Bank of Agriculture, Chongwen branch due July 10, 2009. Quarterly interest only payment at 8.217% per annum, secured by land use rights and buildings	2,930,000
Loan from Bank of Agriculture, Chongwen branch due July 17, 2009. Quarterly interest only payment at 8.217% per annum, secured by land use rights and buildings	4,102,000
Loan from Bank of Agriculture, Chongwen branch due July 24, 2009. Quarterly interest only payment at 8.217% per annum, secured by land use rights and buildings	2,930,000

Total	$14,357,000

As of the date of this prospectus, we have five short-term loans in the aggregate amount of $14.4 million pursuant to our line of credit with Bank of Agriculture, Chongwen branch, in China. On July 3, 2009, we refinanced our loan due July 3, 2009 with a short-term loan due July 2, 2010. On July 10, 2009, we refinanced our loan due July 10, 2009 with a short-term loan due July 9, 2010. On July 17, 2009, we refinanced our loan due July 17, 2009 with a short-term loan due July 16, 2010. On July 24, 2009, we refinanced our loan due July 24, 2009 with a short-term loan due July 23, 2010. No consideration was issued for renewal of the loans. Each of our short-term loans has an expiration date of no longer than one year and each loan has an interest rate of 5.841%. Interest on our loans is accrued quarterly. These outstanding loans are secured by land use rights and buildings for our Hunan Duoyuan facility. We plan to either repay the debt as it matures or refinance the debt. These loans were made under our RMB100.0 million ($14.6 million) revolving credit line. We are allowed to refinance these loans by entering into new short-term loan agreements.

Banks in China are subject to national banking regulations and may withdraw our credit line if regulations change. If the Bank of Agriculture were to withdraw our credit line, we would use cash on hand or external financing to repay amounts outstanding. We provide our financial information as well as other documentation required by the bank on a quarterly basis. We have not had any indication from the bank that it intends to not renew the short-term loan agreements. We are continually monitoring our relationship with the Bank of Agriculture in light of the challenging global economic conditions.

Operating Activities

Net cash provided by operating activities for fiscal 2007, 2008 and 2009 was generated from our net income of $14.0 million, $26.5 million and $32.6 million, respectively, as adjusted in each year for non-cash items such as depreciation and amortization, and for changes in various assets and liabilities such as accounts receivable, accounts payable and inventories.

Net cash provided by operating activities increased by $13.0 million, or 77.6%, from $16.8 million for fiscal 2008 to $29.8 million for fiscal 2009. The increase in operating cash flows was mainly due to $32.6 million in net income during this period. This increase was offset by a $4.2 million increase in accounts receivable, $2.0 million increase in inventory and $0.7 million decrease in accounts payable. The increase in accounts receivable was primarily due to an increase in sales of our multicolor presses. In general, for sale of our multicolor presses, distributors pay 50% to 70% of purchase price before shipment. The remaining 30% to 50% are paid in installments over six to nine months. The increase in inventory was primarily due to an increase in production of multicolor presses. We had more work in progress inventory to meet the future demand of our multicolor presses. The decrease in accounts payable was primarily because we paid our suppliers more promptly during fiscal 2009 than during fiscal 2008.

Net cash provided by operating activities increased from net operating cash used of $4.2 million for fiscal 2007 to net operating cash provided by $16.8 million for fiscal 2008. This increase was primarily due to an increase in net income from $14.0 million to $26.5 million over the same period. This increase in operating cash flows was offset by (1) an increase in accounts receivable of $9.7 million, (2) an increase in inventory of $1.6 million and (3) a decrease in accounts payable of $1.3 million. The increase in accounts receivable was primarily due to a marked increase in sales of our multicolor presses. In addition, we selectively granted preferred credit terms to distributors who distributed our multicolor presses, reducing the amount of advanced payments due to us as a reward for meeting or exceeding their sales targets in the prior year. The increase in inventory was primarily due to an increase in production of multicolor presses. More raw materials are needed to produce multicolor presses than single color presses. Accounts payable decreased because we shortened the payment periods for several key suppliers. We agreed to a shorter payment schedule with these suppliers in order to obtain favorable pricing on raw materials.

Investing Activities

Net cash used in investing activities for fiscal 2007, 2008 and 2009 was $11.1 million, $10.5 million and $16.2 million, respectively.

Net cash used in investing activities increased by $5.7 million, or 53.8%, from $10.5 million for fiscal 2008 to $16.2 million for fiscal 2009. The main uses of our cash in investing activities included equipment acquisition, purchase prepayments and expenses related to the launching of our new post-press products, namely our cold-set corrugated paper machine. We expended $3.9 million to purchase manufacturing equipment to produce certain key components in-house. We also expended $1.4 million to purchase new manufacturing equipment for the future production of our cold-set corrugated paper machine, which we anticipate to commercially produce and sell by the end of 2010. In addition, we spent $6.3 million to purchase electroplating and non-crystal plating equipment that will treat and protect the external surfaces of our press and post-press products. This equipment also features a temperature-controlling precision meter which monitors and cools the internal temperature while the external surface is treated. We also made a prepayment of $4.5 million to purchase new manufacturing equipment for the future production of our cold-set corrugated paper machine.

Net cash used in investing activities decreased by $0.6 million, or 5.0%, from $11.1 million for fiscal 2007 to $10.5 million for fiscal 2008. For fiscal 2008, our investing activities included improving and upgrading our production lines and manufacturing facilities at Langfang Duoyuan and/or Hunan Duoyuan, and purchasing machinery and equipment to use at these facilities. Net cash used in investing activities also included expenses related to the launching of a new post-press product, namely our cold-set corrugated paper machine. Specifically, we expended (1) $2.1 million to improve and upgrade our production lines and manufacturing facilities at Langfang Duoyuan and Hunan Duoyuan, (2) $1.5 million to purchase machinery and equipment, including a JY sand mixer, which is used for heating and shaping parts for our press products, and a double-post low temperature wax injector to improve the casting manufacturing of our press parts, (3) $4.3 million for land clearing and site preparation services for building our cold-set corrugated paper machine factory at Langfang Duoyuan and (4) $2.6 million as prepayment for new manufacturing equipment to produce our cold-set corrugated paper machine.

Currently, our main uses of cash for investing activities are payments for equipment, building and structural improvements and prepayments to purchase new manufacturing equipment for the future production of our cold-set corrugated paper machine. In connection with our entry into the cold-set corrugated paper machine business and efforts to upgrade our existing facilities,we expect to increase net cash used in investing activities. We expect that approximately $40.0 million of our cash resources will be required for these projects, of which, approximately $30.0 million, will be incurred to build a factory to manufacture cold-set corrugated paper machines at our Langfang Duoyuan facility and approximately $10.0 million will be incurred to improve and upgrade our existing manufacturing facilities and production lines.

Financing Activities

Cash provided by and used in our financing activities consists of borrowings from and repayments to our short-term loans.

Net cash provided by financing activities increased by $4.0 million, or 368.1%, from net cash used in financing activities of $1.1 million for fiscal 2008 to net cash provided by financing activities of $2.9 million for fiscal 2009. We borrowed an additional $2.9 million, net, during this period to pay for our operating expenses.

Net cash used in financing activities was $1.1 million for fiscal 2008, which was the result of our payment for lines of credit exceeding proceeds by approximately $2.75 million offsetting with a decrease in restricted cash of $2.1 million, compared to net cash provided by financing activities of $19.2 million for fiscal 2007, which was the result of a private placement we completed in November 2006. We did not engage in any private placement fundraising activities in fiscal 2008.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2009:

		Less than			More than
Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)

Long Term Debt Obligations	$—	$—	$—	$—	$—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	234	200	34	—	—
Purchase Obligations	383	383	—	—	—
Repayment Obligations under Line of Credit	14,357	14,357	—	—	—

Total	$14,974	$14,940	$34	$—	$—

We have an office lease agreement with Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd., a related party. The lease commenced on July 1, 2008 and will expire on December 31, 2009. As of June 30, 2009, the remaining rent commitment was $0.1 million. In addition, we lease sales offices in 16 Chinese provinces, with the latest lease to expire on December 2010. The remaining rent commitment was $0.1 million as of June 30, 2009.

In August 2008, Langfang Duoyuan entered into a packing material equipment purchase agreement with Beijing Jingneng Mechanical & Electrical Equipments Ltd. As of June 30, 2009, $0.4 million, or approximately 5% of the total commitment, remained on this agreement. As of June 30, 2009, total remaining minimum purchase payment pursuant to these agreements was $0.4 million.

Other than the contractual obligations set forth and described above, we do not have any other operating lease obligations or repayment obligations under lines of credit.

Capital Expenditures

Our capital expenditures for fiscal 2007, 2008 and 2009 were $11.1 million, $10.5 million and $16.2 million, respectively.

Our capital expenditures for fiscal 2009 were used primarily for purchasing surface treatment equipment at our Hunan Duoyuan facility. Specifically, we expended $6.3 million for the surface treatment equipment. We also had capital expenditure of $3.9 million for purchasing various manufacturing equipment for our production of key components as well as $1.4 million for the future production of our cold-set corrugated press at our Langfang Duoyuan facility. Furthermore, we made $4.5 million purchase prepayments and expenses related to the launching of our new post-press products, namely our cold-set corrugated paper machine.

For fiscal 2008, our capital expenditures were primarily for improving and upgrading our production lines and manufacturing facilities at Langfang Duoyuan and/or Hunan Duoyuan, and purchase machinery and equipment to use at these facilities. Our capital expenditures in fiscal 2008 also included expenses related to the launching of a new post-press product, namely our cold-set corrugated paper machine. Specifically, we expended (1) $2.1 million to improve and upgrade our production lines and manufacturing facilities at Langfang Duoyuan and Hunan Duoyuan, (2) $1.5 million to purchase machinery and equipment, including a JY sand mixer, which is used for heating and shaping parts for our press products, and a double-post low temperature wax injector to improve the casting manufacturing of our press parts, (3) $4.3 million for land clearing and site preparation services for building our cold-set corrugated paper machine factory at Langfang Duoyuan and (4) $2.6 million as prepayment for new manufacturing equipment to produce our cold-set corrugated paper machines.

Our capital expenditures for fiscal 2007 was primarily for improving and upgrading our production lines and manufacturing facilities at Langfang Duoyuan and/or Hunan Duoyuan, and purchasing machinery and equipment to use at these facilities.

In connection with our entry into the cold-set corrugated paper machine business and efforts to upgrade our existing facilities, we expect our capital expenditures to increase. We expect that approximately $40.0 million of our cash resources will be required for these projects, of which, approximately $30.0 million will be incurred to build a factory to manufacture cold-set corrugated paper machines at our Langfang Duoyuan facility and approximately $10.0 million will be incurred to improve and upgrade our existing manufacturing facilities and production lines.

Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support research and development efforts, the expansion of manufacturing and sales activities and the introduction of new products. In connection with the anticipated launch of our cold-set corrugated paper machine product line, we may enter into agreements or letters of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, which may require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our shareholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and additional financing, if required, may be unavailable in amounts or on terms acceptable to us, if at all.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS 141R, “Business Combinations,” which replaces SFAS 141. SFAS 141R retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting as well as requiring the expensing of acquisition-related costs as incurred. Furthermore, SFAS 141R provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. We are evaluating the impact, if any, that the adoption of this statement will have on its consolidated results of operations or consolidated financial position.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51.” SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It is intended to eliminate the diversity in practice regarding the accounting for transactions between equity and noncontrolling interests by requiring that they be treated as equity transactions. Further, it requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. SFAS 160 also establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated, requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary, among others. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, with early adoption permitted, and it is to be applied prospectively. SFAS 160 is to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. We are evaluating the impact that SFAS 160 will have on its consolidated financial position or consolidated results of operations.

In February 2008, the FASB issued FSP FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13.” FSP FAS 157-1 indicates that it does not apply under SFAS 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. This scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS 141 or SFAS 141R, regardless of whether those assets and liabilities are related to leases.

Also in February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” With the issuance of FSP FAS 157-2, the FASB agreed to: (a) defer the effective date in SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), and (b) remove certain leasing transactions from the scope of SFAS 157. The deferral is intended to provide the FASB time to consider the effect of certain implementation issues that have arisen from the application of SFAS 157 to these assets and liabilities.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of SFAS No. 133.” SFAS 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable financial statement users to better understand the effects of derivatives and hedging on an entity’s financial position, financial performance and cash flows. To achieve this increased transparency, SFAS 161 requires (1) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (2) the disclosure of derivative features that are credit risk-related; and (3) cross-referencing within the footnotes. SFAS 161 is effective on January 1, 2009. We have adopted SFAS 161.

In June 2008, the FASB issued EITF 07-5, “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock.” EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to our own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. This standard triggers liability accounting on all options and warrants exercisable at strike prices denominated in any currency other than the functional currency in China (Renminbi). We have adopted EITF 07-5 effective July 1, 2009. See Note 14 to our Notes to Consolidated Financial Statements for fiscal 2007, 2008 and 2009 included elsewhere in this prospectus.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. FSP EITF 03-6-1 indicates that unvested share-based payment awards that contain rights to dividend payments should be included in earnings per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. We are currently evaluating the requirements of FSP EITF 03-6-1 and the impact that its adoption will have on the consolidated results of operations or consolidated financial position.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset in a Market That Is Not Active,” which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, FSP FAS 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. We are currently evaluating the impact of adoption of FSP FAS 157-3 on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP FAS 157-4 amends SFAS 157 and provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. FSP FAS 157-4 shall be applied prospectively with retrospective application not permitted. FSP FAS 157-4 shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 157-4 must also early adopt FSP FAS 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. Additionally, if an entity elects to early adopt either FSP FAS 107-1 and 28-1, “Interim Disclosures about Fair Value of Financial Instruments” or FSP FAS 115-2 and 124-2, it must also elect to early adopt this FSP. We have determined that this new FSP did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and 124-2. FSP FAS 115-2 amends SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and EITF 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to make the other-than-temporary impairments guidance more operational and to improve the presentation of other-than-temporary impairments in the financial statements. This FSP will replace the existing requirement that the entity’s management assert it has both the intent and ability to hold an impaired debt security until recovery with a requirement that management assert it does not have the intent to sell the security, and it is more likely than not it will not have to sell the security before recovery of its cost basis. This FSP provides increased disclosure about the credit and noncredit components of impaired debt securities that are not expected to be sold and also requires increased and more frequent disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. Although this FSP does not result in a change in the carrying amount of debt securities, it does require that the portion of an other-than-temporary impairment not related to a credit loss for a held-to-maturity security be recognized in a new category of other comprehensive income and be amortized over the remaining life of the debt security as an increase in the carrying value of the security. This FSP shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4. Also, if an entity elects to early adopt either FSP FAS 157-4 or FSP FAS 107-1 and 28-1, the entity also is required to early adopt this FSP. We have determined that this new FSP did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and 28-1. This FSP amends SFAS 107, to require disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. Prior to this FSP, fair values for these assets and liabilities were only disclosed annually. This FSP applies to all financial instruments within the scope of SFAS 107 and requires all entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. This FSP shall be effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4 and 115-2 and 124-2. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. We are currently evaluating the disclosure requirements of this new FSP.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — A Replacement of FASB Statement No. 162”. This standard establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. The codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. The codification is effective for interim and annual periods ending after September 15, 2009, and as of the effective date, all existing accounting standard documents will be superseded. The codification is effective in the third quarter of 2009, and accordingly, our quarterly report on Form 10-Q for the quarter ending September 30, 2009 and all subsequent public filings will reference the codification as the sole source of authoritative literature.

Seasonality

Typically, we recognize lower revenue during our third fiscal quarter from January to March each year due to the Chinese Lunar New Year holiday, when our factories close for one week. Our distributors, who are all in China, are also on holiday during this time of the year. Typically, our second fiscal quarter, from October to December each year, is our strongest quarter because most Chinese businesses complete planned purchases of capital goods during this period.

Inflation

Inflationary factors, such as increases in the cost of our products and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of revenue if the selling prices of our products do not increase with these increased costs.

Other Events

Reverse Stock Split

Effective as of July 17, 2007, our Board of Directors approved and we effected a 1 for 2.68189924 reverse split of our then issued and outstanding shares. All share and per share prices used in our financial statements and notes thereto have been retroactively restated to reflect this reverse stock split.

We had 67,047,481 pre-split shares issued and outstanding prior to the reverse stock split and 25,000,050 shares issued and outstanding after the reverse stock split.

Changes in Officers

William D. Suh was appointed as our chief financial officer by our board of directors effective as of October 1, 2008. Effective upon the appointment of Mr. Suh as our chief financial officer, Baiyun Sun no longer served as our interim chief financial officer. Ms. Sun continues to serve as our controller.

Wenhua Guo resigned as our chief executive officer effective as of June 29, 2009. He continues to serve as our chairman of the board.

Xiqing Diao, our chief operating officer, also acted as our interim chief executive officer from July 9, 2009 until Christopher Patrick Holbert was appointed as our chief executive officer by our board of directors effective as of August 26, 2009.

Quantitative and Qualitative Information about Market Risk

Exchange Rate Sensitivity

Although we maintain our books and records in Renminbi, the functional currency of China, we use the U.S. dollar as the reporting currency of our financial statements. The exchange rate between the U.S. dollar and the Renminbi is subject to the foreign exchange quotation publicized by the People’s Bank of China daily. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period and equity is translated at historical exchange rates.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than Renminbi are included in the results of operations as incurred. Gains and losses from foreign currency transactions are included in the results of operations. There were no material transaction gains or losses for fiscal 2009.

Although the conversion of the Renminbi is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar (or any other currency) may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the Renminbi is permitted to fluctuate in value within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressures to liberalize this currency policy, and if such liberalization occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar. The exchange rate of the Renminbi as of June 30, 2009 was RMB6.83 to $1.00. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could have various adverse effects on our business, as described in “Risk Factors — Risks Related to Doing Business in China — Government control of currency conversion and exchange rate fluctuations may materially and adversely affect our business.”

Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuance of common shares through private placements. For example, to the extent that we need to convert U.S. dollars received in the private placements into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in the exchange rate would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

At June 30, 2009, our outstanding financial instruments with foreign currency exchange rate risk exposure had an aggregate fair value of approximately $23.5 million (including our non-U.S. dollar-denominated fixed rate debt). The potential increase in the fair values of these instruments resulting from a 10% adverse change in quoted foreign currency exchange rates would be approximately $2.4 million at June 30, 2009. We have not entered into any foreign currency instruments for trading purposes at June 30, 2009.

We currently do not hedge our exposure to fluctuations in the Renminbi to U.S. dollar exchange rate. We may choose to reduce our exposures through financial instruments (hedges) that provide offsets or limits to our exposures when considered appropriate.

Exchange Controls

Chinese law allows enterprises owned by foreign investors to remit their profits, dividends and bonuses earned in China to other countries, and the remittance does not require prior approval by the SAFE regulations formerly required extensive documentation and reporting, some of which was burdensome and delayed payments. If there is a return to payment restrictions and reporting, the ability of a Chinese company to attract investors will be reduced. Also, current investors may not be able to obtain the profits of the business which they own as a result of other restrictions that the Chinese government may impose. Relevant Chinese law and regulation permit payment of dividends only from retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. It is possible that the Chinese tax authorities may require changes in our reported income that would limit our ability to pay dividends and other distributions. Chinese law requires companies to set aside a portion of net income to fund certain reserves which amounts are not distributable as dividends. These rules and possible changes could restrict a company in China from repatriating funds to us and our shareholders as dividends.

Interest Rate Risk

We are exposed to interest rate risk due primarily to our short-term loans. As of June 30, 2009, we had RMB98.0 million ($14.4 million) outstanding on our bank lines of credit which are subject to interest rate change risk. Although the interest rates on our short-term loans are fixed during their respective terms, the terms are typically 12 months or less and interest rates are subject to change upon renewal. The interest rates on our short-term loans are determined by reference to the benchmark interest rates set by the People’s Bank of China. Since April 28, 2006, the People’s Bank of China has increased the benchmark interest rate of Renminbi bank loans with a term of 6 to 12 months 12 times, seven consecutive increases followed by five consecutive decreases, by 0.27% on most occasions. As a result, from 2006 to the three months ended March 31, 2009, the benchmark interest rate for these Renminbi bank loans increased from 5.85% to 7.47% then decreased to 5.31% and the interest rate applicable to us increased from 6.696% to 8.217% then decreased to 5.841% over the same period. Any future increase in the People’s Bank of China’s benchmark interest rate will result in an increase in our interest expenses.

As of June 30, 2009, our short term loans with exposure to interest rate risk had an aggregate fair value of approximately $14.4 million. The potential change in fair market value for these short term loans from an adverse 10% change in quoted interest rates across all maturities, often referred to as a parallel shift in the yield curve, would be approximately $1.4 million as of June 30, 2009. We have not hedged our exposure to interest rate risk and have not entered into any interest rate sensitive instruments for trading purposes as of June 30, 2009. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.

INDUSTRY

Overview

We are a leading offset printing equipment supplier in China. Our products are primarily used by printing companies and businesses in China to meet their various printing needs, including publication printing needs, such as newspapers, magazines and books, and commercial printing needs, such as corporate brochures, product catalogues and labels, manuals and directories, conference and advertising materials, and printed packaging materials. We believe that China’s printing industry is highly correlated with China’s printing equipment industry, and may serve as a guide to China’s overall equipment industry dynamics and expenditures on printing equipment.

China’s Printing Industry

China’s printing industry has benefited from China’s rapid economic growth. This growth has increased demand for publication printing needs, such as newspapers, magazines and books, and commercial printing needs, such as corporate brochures, product catalogues and labels, manuals and directories, conference and advertising materials, and printed packaging materials. Pira International reported that China was the third largest printing market in the world behind the United States and Japan. After taking into account the effects of the current economic environment, China’s printing industry is expected to remain one of the fastest growing in Asia.

From 2002 to 2007, the total annual output of China’s printing industry grew from $29.5 billion to $64.4 billion, according to the Printing and Printing Equipment Industries Association of China, representing a CAGR of 17% per annum.

Source: the Printing and Printing Equipment Industries Association of China

According to Pira International, China’s printing market grew from $51 billion in 2007 to $57 billion in 2008. Pira International estimates China’s printing market will grow to $60 billion by the end of 2009, and projects the market to grow by 28% total from 2009 to 2014, or a CAGR of 5.1% per annum, after taking into account the effects of the current economic environment.

In line with global trends, package printing represents the largest segment in the Chinese printing industry. According to the Printing and Printing Equipment Industries Association of China, China produced $20.5 billion of package printing in 2007, accounting for 32% of the total output of China’s printing industry that year. Pira International projects that package printing to become the largest segment by 2014, followed by commercial printing.

Based on another report issued by Pira International, corrugated paper and corrugated board accounted for the largest share of the corrugated packaging materials in 2007. The consumption of corrugated paper in China grew at a CAGR of 14.2% per annum from 2003 to 2007 reaching a market size of $4.4 billion by the end of 2007. Pira International estimates the consumption of corrugated paper to grow at a CAGR of 8.2% per annum from 2008 to 2013.

The demand for corrugated board is growing in response to the increased demand from industries such as food, beverages, electronic devices and toys. China’s output of corrugated board in 2007 accounted for 18.6 million tons of the global total of 109 million tons, and this output is projected to grow at a CAGR of 6.2% per annum from 2008 to 2013, according to Pira International.

The printing industry in China is currently transitioning from single color printing to multicolor printing. A few years ago, most high quality multicolor printing was handled by large and sophisticated printing companies in the coastal areas, especially in the Pearl River Delta region. Presently, almost every major city in China has printing companies that can meet a wide spectrum of printing demands, from simple single color works to fairly high quality multicolor printing. Multicolor printing is becoming a mainstream capability that almost every Chinese printing company must have to sustain its competitiveness in the marketplace.

China’s Printing Equipment Industry

We operate in the Chinese printing equipment industry, which we believe is highly correlated with the overall Chinese printing industry.

Over the past several years, China’s printing equipment industry grew at a higher rate than its overall printing industry. As noted above, the total annual output of China’s printing industry grew from $29.5 billion in 2002 to $64.4 billion in 2007, representing a CAGR of 17% per annum. The total annual output of China’s printing equipment industry, however, grew from $0.9 billion to $2.5 billion, representing a CAGR of 23% per annum for the same periods.

Source: the Printing and Printing Equipment Industries Association of China

Taking into account of the effects of the current economic environment, Pira International projects China’s printing equipment to grow by 34% total from 2009 to 2014, or a CAGR of 6.0% per annum.

We believe that demand for Chinese made offset printing equipment is strong and that the market share of domestically made offset printing equipment has been increasing in recent years. For example, according to the Printing and Printing Equipment Industries Association of China, although the amount of imported printing equipment increased annually from $1.3 billion in 2002 to $1.7 billion in 2004, the total amount of imported printing equipment has since declined each year to reach $1.6 billion in 2007. We believe this decline in imported printing equipment is a result of leading Chinese printing equipment manufacturers’ increased investments in research and development and improved engineering standards, both of which improve Chinese printing equipment manufacturers’ ability to compete against international competitors for market share in China.

We believe two major entry barriers limit the potential competition we face from Chinese offset printing equipment producers. First, the offset printing equipment industry in China is particularly capital intensive due to high production costs, and second, we believe few manufacturers have the technical knowledge required to compete in our industry. We believe our position as an existing and leading offset printing equipment supplier in China gives us market advantages over potential competitors seeking to enter this market.

We derive all of our revenue from sales to our distributors in China. In 2007, according to the Printing and Printing Equipment Industries Association of China, there were an estimated 90,000 licensed printing companies in China. This estimate did not include the possible significant number of printing companies that operate in China without licenses. Printing companies in China purchase pre-press, press and post-press printing equipment from foreign and Chinese equipment providers, including companies like us through our distributors.

BUSINESS

Overview

We are a Wyoming corporation and a leading offset printing equipment supplier in China, headquartered in Beijing. Through our principal operating subsidiary, Duoyuan China, and Duoyuan China’s manufacturing subsidiaries, namely Langfang Duoyuan and Hunan Duoyuan, we design, manufacture and sell offset printing equipment used in the offset printing process. The offset printing process includes the following three stages: (1) “pre-press,” which is the transfer of images to printing plates; (2) “press,” which is the transfer of images from printing plates to another media, such as paper; and (3) “post-press, “ which is the last step of the offset printing process that includes cutting, folding, binding, collating and packaging. We manufacture one product under the pre-press product category (a CTP system) and fifteen products across four product lines under the press product category (single color small format presses, single color large format presses, multicolor small format presses and multicolor large format presses). We plan to begin commercial production and sale of certain post-press products, including a cold-set corrugated paper machine, a machine which makes corrugated cardboard paper, by the end of 2010. In addition, we plan to begin commercial production and sale of two other post-press products, namely an automatic booklet maker and an automatic paper cutter, for which we have developed prototypes, in 2011.

To enhance our market position, we have made and continue to make investments in research and development. Our Langfang Duoyuan research and development and technical support center and our Hunan Duoyuan technical support center have advanced design test tools, which we believe enable us to develop new and enhanced products with improved functionality. Our research and development team and our manufacturing department work closely together to optimize manufacturing processes and develop commercially viable products. In addition, they incorporate regular feedback from our sales and marketing personnel, enabling us to timely and cost-effectively introduce products tailored to end-user needs. Furthermore, our China-based research and development and manufacturing operations provide us with a distinct competitive advantage in international markets by enabling us to leverage low-cost technical expertise, labor, raw materials and facilities. Our investment in research and development, technical innovation and commitment to meet the needs of our end-user customers have allowed us to create and introduce four new and enhanced products in the year ended June 30, 2009.

Our nationwide distribution network in China consists of over 85 distributors located in over 65 cities and 28 provinces in China. Our nationwide distribution network, which we believe, based on our experience in the industry, to be one of the largest among Chinese offset printing equipment suppliers, enable us to be more responsive to local market demands than many of our competitors. We support our distributors’ sales efforts through coordinated marketing efforts. We regularly attend industry trade shows and exhibitions to showcase our products, as well as present seminars and training programs to our potential and existing distributors, as well as potential and existing end-user customers, to highlight the functions and capacities of our products. To maintain good relationships with our end-user customers, we provide certain services during the one-year warranty period associated with our products. During this period, we provide training, technical support, warranty and repair services for complex technical issues to our distributors who work with our end-user customers.

We believe our pricing is competitive with Chinese and international offset printing equipment manufacturers. We believe the relatively low operation, labor and raw material costs in China, our ability to produce a substantial majority of our key components in-house, our efficient production processes and our effective inventory management gives us a cost competitive advantage. Our cost advantage allows us to offer quality products at lower prices, thus making our products attractive in China and certain international markets.

Our revenue grew 32.2% from $67.8 million in the year ended 30, 2007 to $89.6 million in the year ended June 30, 2008 and 18.9%% to $106.6 million in the year ended June 30, 2009. Our net income grew 89.3% from $14.0 million in fiscal 2007 to $26.5 million in fiscal 2008 and 23.2% to $32.6 million in fiscal 2009. For fiscal 2007, 2008 and 2009, our multicolor large format presses and our multicolor small format presses were our best selling products. For fiscal 2007, 2008 and 2009, we derived 72.3%, 81.4% and 83.3% of our revenue from the sale of our multicolor presses, respectively. For the same periods, our multicolor large format presses accounted for approximately 46.7%, 52.0% and 51.2% of our revenue, respectively, and our multicolor small format presses accounted for approximately 25.6%, 29.4% and 32.1% of our revenue, respectively.

Our Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing offset printing equipment industry in China:

Quality Products at Competitive Prices

We are able to offer high quality products at prices that are competitive with both foreign and domestic companies. We attribute our cost advantage to our ability to control material and labor costs in China, our ability to produce a substantial majority of our key components in-house, our efficient production processes and effective inventory management.

Established Market Position

Based on the revenue of our press products, the Printing and Printing Equipment Industries Association of China ranked us as one of the top three Chinese offset printing equipment providers in 2006. Our current market position is primarily contributable to the manufacturing and sale of our multicolor presses.

Wide Product Offerings

We believe we are one of the first in China to develop, commercially produce and sell CTP Systems, a pre-press product. We manufacture fifteen products across four product lines under the press product category (single color small format presses, single color large format presses, multicolor small format presses and multicolor large format presses). By the end of 2010, we plan to enter into the post-press market by commercially producing and selling our cold-set corrugated paper machines, and we plan to introduce our automatic booklet makers and automatic paper cutters in 2011.

Large Sales, Distribution and Service Network

Our nationwide distribution network includes more than 85 distributors located in over 65 cities and 28 provinces in China. This nationwide distribution network, which we believe, based on our experience in the industry, is one of the largest among Chinese offset printing equipment suppliers, is enhanced by our integrated marketing, sales and service team that includes over 200 professionals. Together with our distributors, we provide comprehensive pre-sales and post-sales services to our end-user customers.

Research and Development Capabilities

We have over 200 experienced researchers, engineers and technicians working at either our research and development and technical support center at Langfang Duoyuan and our technical support center at Hunan Duoyuan. Our research and development team not only develop new technologies and products, but also discover ways to improve the functionality and performance of our existing products.

Our Strategies

Our strategy is to capitalize on our competitive strengths to expand our current market share and to benefit from the anticipated growth in China’s offset printing equipment industry. Our strategy consists of the following key elements:

Adjust and expand production facilities to improve efficiency and margins

We are continually upgrading our facilities and production methods to improve efficiency. For example, we plan to renovate our foundry plant and surface treatment workshop to improve the aesthetic quality of our products. In keeping with our plans to sell more high margin products, we plan to designate more production lines to build technologically advanced products, such as our multicolor presses. We also plan to build a new cold-set corrugated paper machine factory at Langfang Duoyuan.

Expand High Margin Product Offerings

Multicolor presses have a higher gross margin than single color presses. As such, we have made efforts over the past three years to increase the sale of multicolor presses by increasing our marketing efforts and launching new and enhanced multicolor press models. In addition to our plans to offer more multicolor press products, we also plan to increase our revenue by introducing other higher margin products, such as our cold-set corrugated paper machines. We believe that by focusing our selling efforts on higher end and more technologically advanced products, we can further improve our margins and strengthen our market position in China.

Improve Product Functionality through Research and Development

Our research and development initiatives include improving the functionality and efficiency of our existing products, as well as developing new products and models. We will continue to devote the necessary resources to our research and development team to maintain and improve the quality, functionality and technological competitiveness of our products.

Focused Market Expansion

Currently, all of our revenue is generated from sales to distributors in China. We plan, however, to expand into certain overseas markets, including Africa, the Middle East and some Asian countries, on a selective basis. We believe our quality products and competitive prices not only gives us market advantages in China, but would also make our products attractive to customers outside of China.

Pursue Selective Strategic Acquisitions

We intend to grow our business through strategic and selective acquisitions of offset printing equipment related technologies, equipment and/or assets to further strengthen our product offerings and market position.

Our Products

We categorize our products according to the three stages of the offset printing process: pre-press, press and post-press. The following table shows an overview of the types of products we offer, or plan to offer, within these three stages:

	Pre-Press	Press(2)	Post-Press(3)

Products	• CTP System(1)	• Single Color Small Format Press	• Cold-set Corrugated Paper Machine(4)
		• Single Color Large Format Press	• Automatic Booklet Maker(5)
		• Multicolor Small Format Press	• Automatic Paper Cutter(5)
• Multicolor Large Format Press
Functionality	Digital formatting and processing to transfer image onto printing plates	Transfer of images from printing plates to another media, such as paper	Cutting, folding, binding, collating and packaging

Revenue for fiscal 2009(6) (in thousands)	$4,004	$104,139	N/A

(1)	We also offer a complimentary plate developer upon request to those end-user customers who purchase our CTP system. Our plate developer is an optional complementary product to our CTP System.
(2)	We also offer a complimentary automatic plate puncher upon request to those end-user customers who purchase our press products. Our automatic plate puncher is an optional complementary product to our press products.
(3)	We do not manufacture or sell any post-press products.
(4)	We plan to manufacture and sell this post-press product by the end of 2010.
(5)	We plan to manufacture and sell this post-press product by the end of 2011.
(6)	Revenue figure before adjustments.

Pre-press Printing Equipment

Traditionally, in the pre-press stage of the offset printing process, a plate developer or other light-sensitive emulsion is used in combination with photomechanical exposure and various processing procedures to transfer images onto printing plates, which are then mounted onto an offset press. This method is being replaced by more technologically advanced methods, including CTP technology, which use digital formatting and processing to transfer images onto printing plates.

The following describes our pre-press product, namely our CTP system, and its key features and competitive advantages:

•	CTP System. CTP technology improves the quality of the printing plates and the efficiency of the offset printing process by eliminating the labor and chemical intensive multiple step processes associated with the traditional pre-press processing method. Fully automated CTP technology reduces the risk of human error and offers improved consistency and higher quality compared to the traditional pre-press method. Although CTP technology has been adopted by printing companies in Europe and the United States, most of our end-user customers in China did not begin using CTP technology until 2002. This is largely because CTP technology related products are significantly more costly than existing pre-press printing equipment. Although a majority of CTP technology related products in China are imported from overseas manufacturers, such as Japan and the United States, we also offer our own CTP technology related product, namely our CTP system. We believe our CTP system offers similar functionality, quality and efficiencies when compared to those manufactured by international producers, but at a more competitive price. For the technological features of our CTP system, see “— Technology — CTP Technology” below.

Press Printing Equipment

In the press stage of the offset printing process, images on printing plates are transferred onto another printing medium, such as paper. In this stage of the offset printing process, sheets of paper or other printing media are fed into the press. Offset lithographic process, based on the principle that oil and water repel each other, is used for the image transfer.

On the press, printing plates are dampened first by water rollers and then by ink rollers. The ink rollers distribute the ink onto the specific image areas on the printing plates. Water distributed by the water rollers keeps the ink off the non-image areas of the printing plate. Each printing plate then transfers its image onto a rubber blanket, which in turn transfers the image onto the printing media. The printing plate itself does not touch the printing media, hence the term offset printing. Our press products are sheet-fed, which means individual sheets of paper or paperboard are fed into the presses. The graphic below illustrates the basic press process:

The following describes our primary press products and their key features and competitive advantages:

•	Single Color Small Format Press. Single color small format presses have one set of press rollers dedicated to a single color. Generally, printing on a single color press requires that a sheet of paper be processed four times, requiring precise adjustments for overprint. Typically, small format presses have a maximum sheet in-take width of 520 mm (about 20.5 inches). Our single color small format presses have a maximum sheet width of up to 560 mm (about 22.0 inches), and incorporate our advanced technologies, making them efficient and requiring minimal operating skills. Our single color small format presses require low initial investment and are typically suitable for end-user customers who are transitioning into offset printing from type-set printing or have single color printing needs, such as book printing.

•	Single Color Large Format Press. Like single color small format presses, single color large format presses also have one set of press rollers dedicated to a single color. Single color large format presses generally have maximum sheet in-take width larger than 520 mm (about 20.5 inches) and are able to handle thick and ultra-thick sheets of paper. Our single color large format presses have a maximum sheet width of 740 mm (about 29.1 inches) and incorporate our advanced technologies, making them efficient and requiring minimal operating skills. Our single color large format presses require relatively low initial investment compared to our multicolor presses and are typically suitable for end-user customers with basic single color printing needs, such as pamphlets.

•	Multicolor Small Format Press. Multicolor small format presses generally have four sets of rollers dedicated to different colors — typically, black, magenta, cyan, and yellow — to generate all other colors. Multicolor printing equipment generally require more operational skills compared to single color printing equipment. Our multicolor small format presses incorporate our advanced technologies, making them highly automated and efficient and help reduce potential human errors. Our multicolor small format presses offer a relatively low-cost solution for end-user customers with high quality multicolor printing needs, such as corporate brochures, product catalogues, labels and small packages.

•	Multicolor Large Format Press. Like multicolor small format presses, multicolor large format presses also have four sets of rollers dedicated to different colors — typically, black, magenta, cyan, and yellow — to generate all other colors. Multicolor large format presses, combining multicolor capability with the ability to handle thick and ultra-thick sheets of paper, are the most robust type of products among our press products. Our multicolor large format presses incorporate our advanced technologies, making them highly automated and efficient, and help reduce potential human errors. Our multicolor large format presses require relatively large investments compared to our other press products, and are suitable for end-user customers with high-quality multicolor printing needs, such as posters, large packages and banners. Our multicolor large format presses are also able to print at faster speeds compared to our other press products, making them ideal for time sensitive printing needs.

Post-press Printing Equipment

In the post-press stage of the offset printing process, printed materials undergo various processes, including cutting, folding, binding and collating to produce the final printed product. The post-press stage also includes packaging, packaging materials and processes related thereto. We plan to commercially manufacture and sell the following products under this product category:

•	Cold-set Corrugated Paper Machine. Corrugated paper equipment makes corrugated cardboard paper. Currently, many corrugated paper equipment use hot-set glue technology, which we believe can result in lower quality and/or damaged cardboard, and also generally requires higher equipment and operating costs. We plan to introduce a cold-set corrugated paper machine that utilizes cold-set gluing technology, which we believe can generate better quality products, is more efficient and provide greater energy savings. We intend to build a factory to manufacture cold-set corrugated paper machines at our Langfang Duoyuan facility, and have conducted related land clearing and site preparation services. We are also designing workshops and production lines and procuring equipment for this cold-set corrugated paper machine factory. We plan to commercially manufacture and sell cold-set corrugated paper machines by the end of 2010.

•	Automatic Booklet Maker. Automatic booklet makers assemble individual sheets of paper into booklets. Stacks of paper are either manually fed or automatically transported via collators into the automatic booklet makers, where they are then jogged, stapled, and/or folded into separate document sets. Trimmers cut away any undesired margins for a clean and crisp presentation. We have produced prototypes of our automatic booklet makers, which we believe are more efficient compared to similar products currently in the market. We plan to begin commercial production and sale of this product in 2011.

•	Automatic Paper Cutter. Automatic paper cutters are generally designed for high volume industrial use as they cut hundreds of sheets of paper at a time on a continuous basis. We have produced prototypes of our automatic paper cutters, which we believe are more efficient and precise compared to similar products currently in the market. We plan to begin commercial production and sale of this product in 2011.

Financial Information about Products & Geographic Areas

The following table summarizes the percentage of revenue generated by each product category:

	Year Ended June 30,
	2007	2008	2009

Pre-press
CTP System	5.6%	3.6%	3.8%
Press
Single Color Small Format Presses	8.9	4.8	4.2
Single Color Large Format Presses	14.3	11.9	10.2
Multicolor Small Format Presses	25.6	29.4	32.1
Multicolor Large Format Presses	46.7	52.0	51.2
Adjustments	(1.1)	(1.7)	(1.5)

Total	100.0%	100.0%	100.0%

Revenue from our single color presses have been consistently declining as a percentage of our revenue while revenue from our multicolor presses, in particular our multicolor large format presses, have been generally increasing as a percentage of our revenue. This is due to the growing market demand for multicolor presses. End-user customers in China are increasingly demanding sophisticated offset printing equipment, such as our multicolor presses, to produce high quality printing materials more efficiently. However, single color presses are still in demand for those end-user customers who are price sensitive, new to the printing business, or looking to replace or upgrade their existing single color printing equipment.

We generate all of our revenue from sales to distributors in China, with Middle China being the single largest market, representing 22.0% of our revenue for the year ended June 30, 2009.

	Year Ended June 30,
	2007	2008	2009

Regional Markets(1)
North China	13.0%	8.1%	7.7%
South China	18.6	26.9	21.8
Middle China	22.0	19.2	22.0
East China	14.2	15.0	17.1
Northeast China	7.4	8.0	8.4
Northwest China	14.2	8.6	11.8
Southwest China	10.6	14.2	11.2

Total	100.0%	100.0%	100.0%

(1)	For a map of the regional markets where our distributors are located, see “— Distribution and Marketing — Distribution.”
(2)	Our products are sold to distributors in China. According to our distributors, they have sold our products to certain end-user customers in Saudi Arabia, Ghana, Tunisia, South Africa, India, Pakistan, Vietnam and Brazil in the years ended June 30, 2007, 2008 and 2009. Our distributors reported that the percentage of revenue generated by sales to end-user customers outside of China was less than 2% for these periods.

Manufacturing and Assembly

Our manufacturing and assembly operations involve the (1) coordination of raw materials and components procured from third party Chinese suppliers, (2) internal production processes and (3) external distribution processes. We manufacture, assemble and test our products at our two manufacturing facilities located at Langfang and Hunan, China. Our Langfang Duoyuan facility is located at the Langfang Economic-Technological Development Zone, Langfang, Hebei Province, China. Our Hunan Duoyuan facility is located at No. 362 Baoqing Xi Road, Shaoyang, Hunan Province, China. Langfang

Duoyuan primarily manufactures our CTP system, single color small format presses and multicolor small format presses. Hunan Duoyuan primarily manufactures our single color large format presses and multicolor large format presses. Both of our facilities at Langfang Duoyuan and Hunan Duoyuan have advanced and high-precision processing machines, tools and measuring devices.

We produce both standardized and customized products, emphasizing precision and quality in our production and assembly. Single color small format presses and multicolor small format presses are relatively standard in design, so we hold an optimum inventory of these presses. We also maintain a small inventory of large format presses to better meet the needs of our distributors and end-user customers. Most of our single color large format presses and multicolor large format presses, however, are built upon order, with subsystems or features that can be added later if desired. Our flexible production methods, which utilize standard models and product designs, enable us to meet changing market demands while controlling production costs. We have implemented a rigid quality control system for our products, and have complied with the ISO 9001 Quality Assurance System Standards since September 1996, and with the ISO 14001 Environmental Management System Standards since March 1999.

We produce a substantial majority of our key components in-house at Hunan Duoyuan. In-house production of our key components better ensures the quality of our products, protects our intellectual property rights, reduces production costs and limits our exposure to supplier-related risks. Because we produce a substantial majority of our key components in-house, we believe we currently have a relatively low cost base compared to other printing equipment manufacturers, especially when compared to international printing equipment manufacturers. We purchase all other raw materials and components from Chinese suppliers, some of whom produce particular components based on our specific demands and designs.

Our Langfang Duoyuan facility has workshops covering several production processes, including raw material inspection, mechanical processing of components, and assembly of components into finished products. Our Langfang Duoyuan facility is ISO 9001 and ISO 14001 certified.

Our Hunan Duoyuan facility has an integrated manufacturing process featuring 13 workshops covering several production processes, including model casting, heat treatment, raw finishing, refined finishing and mechanical processing of components and assembly of components into finished products. Since steel is one of our key raw materials, our Hunan Duoyuan facility has its own foundry plant on site to process the steel and certain components necessary to produce our press products. Our Hunan Duoyuan facility is ISO 9001 certified.

We intend to build a factory to manufacture cold-set corrugated paper machines at our Langfang Duoyuan facility and have conducted related land clearing and site preparation services. We are also designing workshops and production lines and procuring equipment for this cold-set corrugated paper machine factory. We plan to commercially manufacture and sell cold-set corrugated paper machines by the end of 2010.

Distribution and Marketing

Distribution Network

We sell our products through distributors. Our nationwide distribution network in China consists of over 85 distributors located in over 65 cities and 28 provinces in China. Our nationwide distribution network, which we believe, based on our experience in the industry, to be one of the largest among Chinese offset printing equipment suppliers, enable us to be more responsive to local market demands than many of our competitors. We also have 16 local representative offices in 16 Chinese provinces. Our local representatives at these offices contact potential key local end-user customers and then refer them to our distributors when the end-user customers are ready to purchase our products.

A distributor may distribute various models of our products within one or both of our product categories. Our distributors may distribute products of our competitors, but may not distribute similar or competing products.

We generally have a diverse group of end-user customers throughout China for each of our current pre-press and press products, and our sales are not concentrated to or depended on one or a few major distributors. We have made a conscious effort to prevent a single distributor from covering too large a distribution territory to ensure that no particular distributor monopolizes the sales of our products in any one region. We believe our end-user customer and distributor diversity reduces our exposure to potential market risks. For the year ended June 30, 2009, no single distributor accounted for more than 3% of our sales revenue, and our top five distributors accounted for approximately 13% of our revenue for the same period.

We select distributors based on their prior sales performance. We also make selections based on factors such as sales experience, knowledge of offset printing equipment, contacts in the offset printing equipment industry, reputation and market coverage. We regularly evaluate the performance of our distributors and terminate distributors who fail to meet their sales targets at the end of their agreement term. We believe this helps us maximize our penetration of target markets and our sales opportunities. Members of our service staff call our distributors frequently and members of our senior management visit our distributors every other month to assist with business strategies and strengthen our relationship with our distributors.

We believe we have a relatively established and stable distribution network. Approximately 89% of our distributors have been working with us for over two years, and approximately 75% of them have been working with us for over five years. Our distribution network provides us with established access to end-user customers throughout China, enables us to be responsive to local market demand, allows us to effectively diversify our end-user customer base and facilitates our efforts to improve our market penetration.

As indicated in the map above, our distributors are widely dispersed throughout each major region of China. As of June 30, 2009, we had 12 distributors in North China, 18 distributors in South China, 16 distributors in Middle China, 13 distributors in East China, 5 distributors in Northeast China, 12 distributors in Northwest China and 11 distributors in Southwest China. We currently do not have distributors outside of China, but we plan to establish an international distribution network in parts of Africa, the Middle East and Asia. According to our distributors, sales to end-user customers outside of China accounted for less than 2% of our revenue for fiscal 2007, 2008 and 2009. These sales were accomplished through our Chinese distributors, with the support of our sales and marketing team.

Our distributors are engaged and compensated on a competitive basis based on their sales performance. We enter into annual distribution agreements with distributors specifying the terms of sales targets for any given year. For distributors who meet or exceed their sales targets, we provide incentives in the form of sales rebates. For distributors who distribute our multicolor presses, we also extend preferred credit terms. Based on a distributor’s performance, we may extend credit of up to three times the monthly average sales we realized from that distributor during the previous year. We do not extend credit to distributors that have distributed our products for less than six months. Although distributors may have a variety of payment arrangements with the end-user customers, we do not factor these arrangements into our consideration when deciding their preferred credit terms or installment payment schedules. We assess distributors’ credit worthiness on an individual basis depending on (1) their sales performances, (2) their payment and credit histories, (3) the duration and extent of their dealings with us, (4) their market position and reputation in the offset printing equipment sector and (5) their sales and marketing abilities. We also lend products to high-performing distributors for display and demonstration purposes, for up to three months.

Marketing

We support our distributors’ sales efforts through coordinated marketing efforts. We advertise our products in industry trade journals and magazines. We provide several types of product brochures and materials to our distributors as well as potential and existing end-user customers in an effort to familiarize them with our products’ features and capabilities. In addition, we attend and participate in industry trade shows and exhibitions, which we believe is the most important venue to promote our products and corporate image and to showcase our new product offerings. We also regularly host seminars and training programs on the latest developments in offset printing equipment technologies for potential and existing distributors, as well as potential and existing end-user customers. During these seminars and training programs, we demonstrate our latest products to the attendees to promote purchases from them.

Suppliers and Raw Materials

The key raw materials and components used to manufacture our products are steel, iron and electronic components. We produce a substantial majority of our key components in-house at our Hunan Duoyuan facility. We purchase all other raw materials and components from Chinese suppliers through non-exclusive purchase orders and supply contracts. The purchase order or supply contract specifies the price for the raw material or component and design-related specifications, if any. Although we allow for adjustments in the price for certain raw materials such as steel and iron under extraordinary circumstances, the prices for our raw materials are generally fixed for the effective term of the supply contracts. Our supply contracts are generally renewable on an annual basis. We maintain multiple supply sources for each of our key raw materials and other standard off-the shelf parts so as to minimize any potential disruption of our operations and maintain supply stability. We purchase certain specialized components, such as springs, from a single supplier. Some of our suppliers produce components for us based on our specified designs, and we do not believe we would have difficulty replacing these suppliers should any of them become unavailable.

For fiscal 2007, 2008 and 2009, purchases from our largest supplier accounted for 9.5%, 8.8% and 10.7%, respectively, of our total purchases of raw materials and components. For the same periods, our ten largest suppliers combined accounted for 54.6%, 55.7% and 57.4%, respectively, of our total purchases of raw materials and components. See “Risk Factors — Risks Related to Our Business — If we cannot obtain sufficient raw materials and components that meet our production demand and standards at a reasonable cost, or at all, our business may be materially and adversely affected.”

Technology

We believe our technical innovation and precision engineering enable us to offer a broad range of high-quality and durable offset printing equipment. We utilize and incorporate advanced technologies to our products, which enhance automation for processes such as sheet-feeding, image transfer, ink dispensing and overall centralized control. These technological advancements increase print quality, reduce operator workload and make our products more competitive. The following chart briefly describes the principal technologies we use and their functionalities:

Technology	Functionality

Sheet-feeding system	Automatically measures and adjusts sheet placement and feeding
Sheet-guiding technology	Reduces paper jams and ensures sheet transfer
Centralized monitoring and automatic regulation	Automatically monitors and regulates timing of sheet feeding
Centralized subsystems	Regulate and control sub-systems, such as sheet-feeding, front and side layout, and reduces preparation time
Cam-controlled hem front design	Increases printing speed and improves accuracy of sheet transfer
Multiple front lay guides	Increase printing efficiency
Front lay and transfer gripping sheet control with localization technology	Improves operating stability and print speed
Photoelectric detecting and auto lock-up	Automatically detect printing errors
Double-diameter impression cylinders	Produce higher quality print work while handling thicker sheets
Anti-triangle 7 o’clock cylinder alignment	Assures consistent ink application and prevents dot deformation
Data memory	Stores data on memory chip for repetitive print jobs
Semi-automatic plate-changing	Reduces preparation time and increases efficiency during manual transfer of printing plates
Pneumatic engagement and disengagement unit	Improves print adjustment accuracy
Continuous alcohol	Improves color application quality and automatically adjusts press speed
CPC technology	Controls ink dispensation quantity and color hue adjustment

CTP System

We have also developed advanced technologies for our CTP system, which allow our end-user customers to efficiently customize printing plates according to their needs. These technologies include (1) open data interface technology allowing for customized workflow control systems, (2) multiple printing plate compatibility technology and (3) data storage technology. The following table provides a brief description of these technologies and their functionality in our CTP system:

CTP Technology	Functionality

Variable laser modulation	Increases printing plate transfer speed and efficiency
Intelligent data center	Enables files transfer to CTP system through a network
Open data interface	Customizes workflow control and monitoring
User-friendly interface	Ensures simple and safe operation
Plate compatibility	Enables use of different types of printing plates

Recognition for our Products

We have received over 20 technology awards, recognitions of achievement or endorsements from the Chinese government, various industry associations and consumer interest associations for our technological achievement as well as quality and reliability of our products. In addition, our offset printing equipment has been endorsed by the China Consumer Protection Fund as reliable products. We did not and do not have any affiliation with these associations. These associations did not receive any compensation from us for these awards, recognitions of achievement or endorsements.

Intellectual Property

Our copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on trademark and copyright laws, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, distributors, research and development personnel and others to protect our intellectual property rights. Other than as described herein, we do not possess any licenses to use third party’s intellectual property rights nor do we license to third parties any intellectual property rights we own.

We have the following eight patents registered with the China Patent Bureau: (1) a vacuum chamber paper sheet lifting and advancing device, expiring on May 22, 2013, (2) a single-fiber field pattern used in multicolor press imaging system, expiring on May 22, 2013, (3) a print appearance design, expiring on January 31, 2015, (4) an automatic printing oil cleaning device for presses, expiring on September 25, 2010, (5) an automatic pressure detection device for presses, expiring on October 18, 2017, (6) a paper discoloration prevention device for presses, expiring on October 18, 2017, (7) an automatic water roll cleaning device for presses, expiring on October 18, 2017, and (8) an automatic plate change mechanism for presses, expiring on October 18, 2017. In addition, we have three applications pending for Chinese patent registration. We currently have a number of consultants that work for us on various technological issues. Each of these consultants are contractually obligated to assign to us all intellectual property rights produced by such consultants during the consulting period.

The protection afforded to our intellectual property rights may be inadequate. It may be possible for third parties to obtain and use, without our consent, intellectual property that we own or are licensed to use. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Risk Factors — Risks Related to Our Business — Failure to protect our proprietary technologies or maintain the right to certain technologies may materially and adversely affect our ability to compete.”

We may also be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. In 1999, we implemented and continue to follow a procedure under which our product development teams are required to conduct a patent search of Chinese patents at the beginning of the product development process for each product. Typically, our research and development team conducts this search with guidance and oversight from our in-house patent team. A product development project is approved only if the result of the patent search indicates that development of the proposed product will not infringe on any third party intellectual property rights. We believe that our risk of infringing third party intellectual property rights can be effectively reduced by our adherence to these procedures. To date, we have neither been sued on the basis of alleged infringement of third party intellectual property rights nor have we received any notification from third parties alleging infringement of their intellectual property rights. However, due to the complex nature of offset printing technology patents and the uncertainty of construing the scope of these patents, as well as the limitations inherent in our patent searches, the risk of infringing on third party intellectual property rights cannot be fully eliminated. See “Risk Factors — Risks Related to Doing Business in China — We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties.”

Research & Development

Research & Development Team

We believe quality product design is an important factor in maintaining our competitiveness in the offset printing equipment market. As of June 30, 2009, our research and development team included 141 researchers, engineers and technicians working at our research and development and technical support center at Langfang Duoyuan and 67 technicians working at our Hunan Duoyuan technical support center. The research and development team at Langfang Duoyuan focuses on designing and building prototypes for new products, as well as improving the functionality of existing products. The technical support team at Langfang Duoyuan focuses on testing prototypes and improving product efficiency, with particular focus on our pre-press and small format press products. The technical support team at Hunan Duoyuan focuses on testing prototypes and improving production efficiency, with particular focus on our large format press products. Since Hunan Duoyuan is also our in-house production base for certain key components used in our products, the technicians at Hunan Duoyuan also engage in development and improvement of steel foundry casting techniques and mechanical processing techniques. Our research and development efforts have led to eight patents in China, covering a wide range of offset printing equipment.

The quality of our product design is based on a strong research and development team staffed with experienced researchers, engineers and technicians. The expertise of our research and development team covers a broad range of disciplines, including printing, image processing, mechanical engineering, automation and computer sciences. We believe we have a strong and balanced research and development team and are not dependent on a small number of key researchers. Almost all of the members of our research and development team have obtained at least a bachelor’s degree and the majority of the members of our research and development team have been with us for over five years.

In addition to improving our existing product offerings, our research and development efforts also focus on the development of new products, as well as the development of new production methodologies to improve our manufacturing processes. We follow advanced project selection procedures prior to the development of new products, including the use of detailed market and technological analyses.

Our research and development team utilizes advanced design and test tools such as three-dimensional design software and digital simulation platforms, to test our product designs. We can design specific offset printing equipment components using three dimensional design software and export the designs directly onto the simulation platform before testing them in real world settings. All new products are subject to rigorous testing prior to commencement of commercial production, and prototypes are often delivered to end-user customers for their trial use. We begin manufacturing new products only after the prototypes from trial production pass our internal quality inspection and achieve favorable end-user customer satisfaction. This integrated approach allows us to identify potential difficulties in commercializing a product, and make appropriate adjustments to develop cost efficient manufacturing processes prior to mass production.

We recognize the importance of customer satisfaction with our newly developed products and continue to seek feedback from our end-user customers even after the formal launch of a product. Feedback from our major end-user customers, collected by our sales and service professionals, are categorized and prioritized, then forwarded to our research and development team to evaluate for research potential. We believe this process keeps us in touch with our end-user customers’ needs and improves our design efficiency, consistency and accuracy.

End-User Customers

Our end-user customers are diverse, operating in different industries, including publishing, commercial printing and packaging. Sales to end-user customers in China accounted for more than 98% of our revenue for fiscal 2007, 2008 and 2009. According to our distributors, sales to end-user customers outside of China accounted for less than 2% of our revenue for the same periods. These sales were accomplished through our Chinese distributors, with the support of our sales and marketing team.

We offer a range of products to our end-user customers, who have varying printing needs and purchasing budgets. Our ability to offer a wide range of solutions, in terms of pricing and technological sophistication, is one of our competitive advantages. The following table describes our solution package offerings:

Solutions	End-User Customer Printing Needs	Featured Products

Economy(1)	Transitional printing needs to upgrade to offset printing from type-set printing	Plate developer and single color small format presses
Standard(2)	General commercial printing needs	CTP system and single color small format presses
Premium(2)	High-quality printing needs involving thick paper	CTP system, single color small format presses and multicolor small format presses
Note Printing(3)	Commercial note printing needs involving extra-thin paper	CTP system and single color small format presses
Multicolor(2)	High-quality multicolor printing needs	CTP system and multicolor presses
Advanced(2)	High quality and time-sensitive multicolor printing needs	CTP system and multicolor presses
Packaging(1)	Package printing needs	Single color presses and multicolor presses

(1)	We plan to include our cold-set corrugated paper machine in this solution package in 2010 and our automatic paper cutter in this solution package when we introduce this product in 2011.
(2)	We also offer a complimentary plate developer to our CTP system in this solution package. We plan to include our automatic booklet maker and automatic paper cutter in this solution package when we introduce these two products in 2011.
(3)	We also offer a complimentary plate developer to our CTP system in this solution package. We plan to include our automatic paper cutter in this solution package when we introduce this product in 2011.

End-User Customer Service and Support

Together with our distributors, we offer sales and post-sales services to our end-user customers. Our distributors handle common post-sales issues for our end-user customers, and we assist our end-user customers with more sophisticated and complex issues. Our service team includes personnel from our sales, service and research and development departments to ensure timely installation and operation of our products at the end-user customers’ sites.

Our local representatives consult with our end-user customers and distributors to customize a best-fit printing solution based on the end-user customers’ individual printing needs, as well as such end-user customers’ budget considerations. After product delivery, our distributors are responsible for installation and configuration. After our products are installed and operating at the end-user customer’s site, our service team provides training and technical support to our distributors to ensure satisfactory test runs of our products. For those who purchase our single color large format presses and multicolor large format presses, we may keep service staff at our distributor sites for up to two weeks to assist with meeting end-user customers’ needs and to provide in-depth training to our distributors. We provide this service team staffing upon distributor’s request.

To generate good relationships with our end-user customers, we provide certain services to them during the one year warranty period. During the warranty period, we provide training, technical support, warranty and repair services for complex technical issues. Our local representative offices make good efforts to distribute replacement components to distributors and/or end-user customers within 24 hours of such request. We also provide regular overhaul and upgrade services during the warranty period. Our service team also solicits end-user customer feedback and forwards the feedback to our research and development team to evaluate for product research potential. We believe this integral part of our post-sales service helps us determine market needs and changing end-user customer demands.

As of June 30, 2009, we had 211 marketing, sales and service professionals providing customer service and support in over 65 cities and 28 provinces in China. Of these employees, 24 were maintenance technicians.

Competition

We operate in a competitive industry characterized by demanding technological requirements and evolving industry standards. We compete primarily on the basis of our brand recognition and industry reputation, comprehensive product offerings, quality and performance of our products, established distribution network, research and development capacities and competitive cost advantage. As a result of generally lower operating, labor and raw material costs in China, we are able to charge lower prices compared to our international competitors while maintaining comparable product quality. Our efforts to produce a substantial majority of our key components in-house allow us to lower our raw materials and component costs, reduce our dependency on key suppliers and improve our workflow and quality control.

Small Format Press Producers

We believe there are three tiers of products in China’s single color small format and multicolor small format press sector, namely top tier, middle tier and bottom tier. Top tier products generally feature (1) advanced structural or mechanical designs, (2) advanced automation, (3) higher efficiency and (4) high print quality. We believe top tier small format press manufacturers focus on developing strong internal research and development capacities. We believe that as the market demand for advanced offset printing equipment increases, the market share occupied by top tier Chinese manufacturers will also increase. In addition to us, other top tier Chinese manufacturers in the small format press sector include Yingkou Saxin Printing Machine Co., Ltd, Liaoning Dazu Guanhua Printing Equipment Co. Ltd., Weifang Huaguang Precision Printing Machinery Co., Ltd., Shandong Weihai Hamada (JV) Printing Machinery Co., Ltd. and Shandong Weihai Printing Machinery Co., Ltd.

Among our international competitors in the small format press sector, we believe Heidelberger Druckmaschinen AG is one of the few German producers, with Japanese producers supplying most of the single color small format presses and multicolor small format presses in the international market. The major Japanese small format press producers include Hamada Printing Press Co., Ltd. and Ryobi, Ltd.

Large Format Press Producers

There are a few Chinese companies producing single color large format presses and many of these companies are not capable of producing multicolor large format presses. Major Chinese producers in the large format press sector include Beiren Printing Machinery Holdings Limited, Shanghai Electric Group Printing & Packaging Machinery Co., Ltd. and Jiangxi Zhongjing Group Co., Ltd.

Our competitors in the large format press sector are mainly international companies that include German and Japanese producers. The major international producers include Heidelberger Druckmaschinen AG, Man Roland Druckmaschinen AG, Koenig & Bauer Group (KBA), Mitsubishi Heavy Industries, Ltd. and Komori Corporation. Other important international manufacturers include Shinohara Machinery Co. Ltd., Sakurai Graphic Systems Corp and Ryobi Ltd., as well as Adast a.s., the largest Eastern European manufacturer.

These international producers possess stronger research and development capabilities and enjoy established recognition in the global market. Their products are more user friendly to serve the sophisticated needs of high-end customers. We believe, however, that their products are typically priced higher than our products.

Environmental Regulations

Our manufacturing processes may generate noise, water waste, gaseous waste and other industrial waste. We are subject to a variety of Chinese national and local environmental laws and regulations related to our operations, including regulations governing the storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing processes. The major environmental regulations applicable to us include the Environmental Protection Law, the Prevention and Control of Water Pollution Law and related Implementation Rules, the Prevention and Control of Air Pollution Law and related Implementation Rules, the Prevention and Control of Solid Waste Pollution Law and the Prevention and Control of Noise Pollution Law.

As of the date of this prospectus, we are not a party to any legal proceedings involving PRC environmental laws and regulations and we have not received any environment violation notice from the relevant PRC government authorities.

Employees

As of June 30, 2009, we had 1,339 employees, with 264 employees at Duoyuan China, 368 employees at Langfang Duoyuan and 707 employees at Hunan Duoyuan. The table below sets forth the aggregate number of employees in our three Chinese subsidiaries categorized by function and the percentage of each category of our total employees as of June 30, 2009:

Functions	Employees	Percentage

Management	144	10.8%
Sales and Marketing	211	15.8
Production	776	58.0
Research and Development	208	15.4

Total number of employees	1,339	100.0%

We believe we have good relationships with our employees, and we have not experienced any significant labor disputes. The labor union of Duoyuan China maintains a cooperative relationship with us. We are not a party to any collective bargaining agreement and our employees are not represented by any collective bargaining agreement. All our employees are based in China and are full-time. Most of our employees have executed employment agreements governed by PRC law. These employment agreements are for one-year terms and may be renewed upon notice from the employee and with our consent. We adopted a new form of employment contract pursuant to the PRC Labor Contract Law, which became effective on January 1, 2008, after the current employment contracts expired. After ten years of employment, an employee may enter into an employment agreement with us for an indefinite period of time. We may terminate employees for cause, without notice or severance. If we terminate employment due to economic downturn or performance related reasons, we are obligated to give 30 days advance notice or pay one month’s salary as severance in lieu of notice. In addition, we may pay additional severance in the amount of one month’s salary for each year that an employee has served with us. If the monthly wage of an employee is three times greater than the average monthly wage in the previous year for employees as announced by the people’s government at the municipal level directly under the central government or at the city-with-district level where the Employer is located, the rate for the financial compensations paid to him shall be three times the average monthly wage of employees and shall be for not more than 12 years of work. An employee may resign without good reason upon one month’s notice, or resign for good reason without notice.

As required by PRC regulations, we participate in various employee benefit plans implemented by municipal and provincial governments, including pension, work-related injury insurance, medical insurance and unemployment insurance. We make contributions to these employee benefit plans at specified percentages of the salaries, bonuses and certain allowances we pay to our employees, capped at maximum amounts determined by the local government from time to time. According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. Our subsidiaries in the PRC, other than Hunan Duoyuan, have complied with the relevant PRC regulations on housing provident funds. For details, see “Risk Factors — Risks Related to Doing Business in China — We may be exposed to monetary fines by the local housing authority and claims from our employees in connection with Hunan Duoyuan’s non-compliance with regulations with respect to contribution of housing provident funds for employees.”

We may incur additional labor costs due to the implementation of the PRC Labor Contract Law that became effective on January 1, 2008. For details, see “Risk Factors — Risks Related to Doing Business in China — The new provisions of the PRC Employment Contract Law may substantially increase our labor-related costs in the future.”

Properties

Duoyuan China leases 3,080 square meters of space, located at No. 3 Jinyuan Road, Daxing Industrial Development Zone, Beijing, China, from Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd., or Duoyuan Information, a company owned by Wenhua Guo, the chairman of our board of directors. The property is used as an office building. Duoyuan China originally leased the property at No. 3 Jinyuan Road from Duoyuan Clean Water Technology Industries (China) Co., Ltd., or Duoyuan Water, a company owned by Mr. Guo. The initial lease had a five-year term from January 1, 2003 to December 31, 2007 and was extended for one year. As a result of the property transfer between Duoyuan Water and Duoyuan Information, in which Duoyuan Information became the new owner of the property at No. 3 Jinyuan Road, the initial lease with Duoyuan Water was terminated. We entered into a new lease with Duoyuan Information for a period from July 1, 2008 to December 31, 2009, with an annual rent payment of $0.2 million.

Langfang Duoyuan was granted land use rights from the Chinese government for 133,333 square meters of land located to the east of Jinzhiguang Electronic Company, Langfang Economic-Technological Development Area, Langfang, Hebei Province, China. The land use rights have a 50-year term and will expire on September 29, 2052. In addition to the land use rights, Langfang Duoyuan also has ownership of 9,333 square meters of office building and 21,593 square meters of production facilities located at this site. Langfang Duoyuan currently does not have an outstanding mortgage or pledge on the properties located at this site.

Hunan Duoyuan was granted land use rights from the Chinese government for 229,281 square meters of land for industrial use located at No. 362 Baoqing Xi Road Shaoyang, Hunan Province, China. The land use rights have a 50-year term and will expire on May 19, 2054. In addition to the land use rights, Hunan Duoyuan also has ownership of 68,068 square meters of office building and production facilities located at this site. All of Hunan Duoyuan’s land and buildings have been mortgaged under a Maximum Amount Mortgage Contract (which will expire in July 2010) to China Agricultural Bank as security interests of Duoyuan China’s debt obligations.

We believe our properties and facilities have been adequately maintained, are generally in good condition and are suitable and adequate for our business.

We intend to build a factory to manufacture cold-set corrugated paper machines at our Langfang Duoyuan facility, and have conducted related land clearing and site preparation services. We are also designing workshops and production lines and procuring equipment for this cold-set corrugated paper machine factory at Langfang Duoyuan. We plan to commercially manufacture and sell cold-set corrugated paper machines by the end of 2010.

Legal Proceedings

Neither we nor any of our direct or indirect subsidiaries is a party to, nor is any of our property the subject of, any legal proceedings other than ordinary routine litigation incidental to our respective businesses. There are no proceedings pending in which any of our officers, directors, promoters or control persons is adverse to us or any of our subsidiaries or in which any of these persons is taking a position or has a material interest that is adverse to us. There are no proceedings pending in which any of our officers, directors, promoters or control persons is adverse to us.

We are not a party to any administrative or judicial proceeding arising under U.S. federal, state or local environmental laws or their Chinese counterparts.

REGULATIONS

This section summarizes the most significant regulations or requirements that affect our business activities in China. Certain of these regulations and requirements, such as those relating to tax, foreign currency exchange, dividend distribution, regulation of foreign exchange in certain onshore and offshore transactions and regulations of overseas listings, may affect our shareholders’ rights to receive dividends and other distributions from us.

Our business is the design, manufacturing, and sales of offset printing equipment. Pursuant to PRC laws and regulation, our business is in one of the industries the Chinese government encourages or permits foreign investment in.

Environmental Regulations

On December 26, 1989, the Standing Committee of the National People’s Congress issued the Environment Protection Law, setting forth the legal framework for environment protection in China. The Environmental Protection Law requires the State Administration of Environmental Protection to implement uniform supervision and administration of environmental protection standards nationwide and to establish national waste discharge standards. Local environmental protection bureaus are responsible for environmental protection in their jurisdictions and may set stricter local standards which are required to be registered at the State Administration of Environmental Protection. Companies are required to comply with the stricter of the two standards. Enterprises producing environmental contamination and other public hazards must incorporate the relevant environmental protection standards into their planning and establish environmental protection systems. These companies must also adopt effective measures to prevent environmental contamination and hazardous emissions, such as waste gas, waste water, deposits, dusts, pungent gases and radioactive matters as well as noise, vibration and magnetic radiation. Companies discharging contaminated wastes in excess of the discharge standards prescribed by the State Administration of Environmental Protection must pay non-standard discharge fees in accordance with national regulations and be responsible for the applicable remediation. Government authorities may impose different penalties against persons or companies in violation of the environmental protection laws and regulations depending on individual circumstances. Such penalties may include warnings, fines, imposition of deadlines for remediation, orders to cease certain operations, orders to reinstall contamination prevention and remediation facilities that have been removed or left unused, imposition of administrative actions against the responsible persons or orders to close down the company. Where the violation is deemed serious, responsible persons may be required to pay damages, and may be subject to criminal liability.

Our manufacturing processes may generate noise, water waste, gaseous waste and other industrial wastes. Our operations are subject to a variety of PRC national and local environmental laws and regulations, including regulations regarding the storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing processes. The major environmental regulations applicable to us include the Environmental Protection Law, the Prevention and Control of Water Pollution Law and related Implementation Rules, the Prevention and Control of Air Pollution Law and related Implementation Rules, the Prevention and Control of Solid Waste Pollution Law and the Prevention and Control of Noise Pollution Law. We believe we are in compliance with all of these applicable environmental regulations in all material respects. As of June 30, 2009, we were not a party to any legal proceedings involving PRC environmental laws and regulations and we had not received any environment violation notices from the relevant PRC governmental authorities.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of offset printing equipment manufacturing businesses in China is the Foreign Investment Industrial Guidance Catalogue issued by the Ministry of

Commerce and the National Development and Reform Commission and became effective on December 1, 2007. Pursuant to the Foreign Investment Industrial Guidance Catalogue and related regulations, our business is in one of the industries the Chinese government is encouraging or permitting foreign investments in. Foreign investment in offset printing equipment manufacturing business in China is subject to approval from the Ministry of Commerce and/or its local authorized counterpart, depending on the scale of the business and total amount of foreign investment. The establishment of Duoyuan China, was approved by the relevant Bureau of Commerce. Duoyuan China has obtained the necessary foreign-invested manufacturing enterprise approval certificate, which is effective until June 2031. Foreign-invested manufacturing enterprises’ reinvestments in an industry that is currently encouraged or permitted by the PRC government in accordance with the Foreign Investment Industrial Guidance Catalogue does not require the approval from the Ministry of Commerce or its local authorized counterparts. Such foreign-invested manufacturing enterprises reinvestment is, however, subject to the application to and registration with the relevant local administration for commerce and industry. In addition, the foreign-invested manufacturing enterprises should file with the original examination and approval authority within 30 days from the date that the invested enterprise is established. The establishment of our Chinese subsidiaries, Langfang Duoyuan and Hunan Duoyuan, has been registered with the competent administration for commerce and industry and Duoyuan China has filed with its original examination and approval authority.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Currency Administration Regulations (1996), as amended. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, conversion of the Renminbi for capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, is subject to SAFE or its local branch.

The dividends paid by a subsidiary to its shareholders are deemed income of the shareholders and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant Chinese governmental authorities.

Dividend distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001). Under these regulations, Chinese companies with foreign investment may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the company’s registered capital. These reserves are not distributable as cash dividends. Our Chinese subsidiary, Duoyuan China, a foreign-invested enterprise in China, is restricted from distributing dividends to us until it has met these requirements. The principal regulation governing the distribution of dividends of Langfang Duoyuan and Hunan Duoyuan is PRC Company Law (2006). According to the PRC Company Law, when a company distributes its after-tax profits of the current year, it shall reserve 10% of the profits as its statutory common reserve. Such reservation of funds may cease if the aggregate balance of the common reserve reaches 50% or more of the company’s registered capital. If the aggregate balance of the company’s statutory common reserve is insufficient to make up for the company’s losses from the previous year, then the current year’s profits shall first be used for making up the losses before the profit can be reserved for the statutory common reserve. After the losses have been made up and common reserves have been reserved, the remaining profits may be distributed to shareholders.

According to the new PRC Enterprise Income Tax Law and the implementation rules on PRC Enterprise Income Tax Law (2008), if a foreign legal person with no office or premises in the PRC is not deemed to be a resident enterprise for Chinese tax purposes, dividends paid to this foreign legal person from business operations in China will be subject to a withholding tax at the rate of 10% unless it is entitled to reduction or elimination of such tax, such as in accordance with relevant tax treaties. To the best of our knowledge, the tax treaty between the PRC and the U.S. prescribes no such elimination or reduction.

Under PRC Enterprise Income Tax Law and its implementation rules, if a company incorporated outside China has its “de facto management organization” located within China, the company would be classified as a resident enterprise and thus would be subject to an enterprise income tax rate of 25% on all of its income on a worldwide basis, with the possible exclusion of dividends received directly from another Chinese tax resident.

SAFE regulations on overseas investment of chinese residents and employee stock options

The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, and an implementing rule in May 2007, or collectively the SAFE Rules. According to the SAFE Rules, Chinese residents, including both legal persons and natural persons, who reside in China, are required to register with the SAFE or its local branch before they establish or gain control over any company outside China, which the SAFE Rules refers to as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. In addition, a Chinese resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raised by the offshore company, or any other material changes in the capital of the offshore company, including any increase or decrease of capital, transfer or exchange of shares, merger, division, long-term equity or debt investment or creation of any security interests. The registration and filing procedures under the SAFE Rules are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore special purpose company, such as inbound investments or shareholder loans, or capital outflow to the offshore special purpose company, such as the payment of profits, dividend distributions, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. The SAFE regulations retroactively required registration by March 31, 2006 of direct or indirect investments previously made by Chinese residents in offshore special purpose companies. If a Chinese shareholder with a direct or indirect stake in an offshore special purpose company fails to comply with the required SAFE registration, the Chinese subsidiaries of such offshore special purpose company may be prohibited from making (1) profit distributions or (2) proceed payments from any reduction in capital, share transfer or liquidation of the Chinese subsidiary to the offshore special purpose company. In addition, failure to comply with the various SAFE registrations could result in liability under Chinese law for violating the relevant foreign exchange rules.

Our majority shareholder is Duoyuan Investment Limited, which is wholly owned by Wenhua Guo, our chairman, who is a Chinese resident as defined in the SAFE Rules. Mr. Guo has applied for registration with the relevant branch of SAFE, as currently required, in connection with his equity interests in us and our acquisitions of equity interests in our Chinese subsidiaries. We attempt to comply and attempt to ensure that Mr. Guo, who is subject to Notice No. 75 and other related rules, complies with the relevant requirements of the SAFE Rules. Moreover, because of uncertainty over how the SAFE Rules will be interpreted and implemented, and how or whether SAFE Rules will apply to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency denominated borrowings, may be subject to compliance with the SAFE Rules by Mr. Guo or our future Chinese resident shareholders. In addition, such Chinese residents may not always be able to complete the necessary registration procedures required by the SAFE Rules. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. The failure or inability by Mr. Guo or our future Chinese resident shareholders to comply with the SAFE Rules, if SAFE requires it, may subject them to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese subsidiaries (including using our net proceeds from this offering for these purposes), limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us. Failure by our Chinese resident shareholders to comply with SAFE filing requirements described above could result in liability to these shareholders or our Chinese subsidiaries under Chinese laws for evasion of applicable foreign exchange restrictions.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control, and the corresponding Implementation Rules were issued by SAFE on January 5, 2007. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans in which Chinese citizens’ participation require approval from the SAFE or its authorized branch.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of Chinese citizens who participate in employee stock holding plans and stock option plans of offshore listed companies. According to the Stock Option Rule, if a Chinese citizen participates in any employee stock holding plan or stock option plan of an offshore listed company, a Chinese domestic agent or the Chinese subsidiary of the offshore listed company is required to file, on behalf of the individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This restriction exists because a Chinese citizen may not directly use offshore funds to purchase stock or exercise stock options. Concurrent with the filing of the required application with the SAFE, the Chinese domestic agent or the Chinese subsidiary must obtain approval from the SAFE to open a special foreign exchange account at a Chinese domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal profits upon sales of stock, any dividends issued on the stock and any other income or expenditures approved by the SAFE. The Chinese domestic agent or the Chinese subsidiary also is required to obtain approval from the SAFE to open an offshore special foreign exchange account at an offshore trust bank to hold offshore funds used in connection with any employee stock holding plans.

All proceeds obtained by a Chinese citizen from dividends acquired from the offshore listed company through employee stock holding plans or stock option plans, or sales of the offshore listed company’s stock acquired through other methods, must be remitted back to China after relevant offshore expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at a Chinese bank. If stock options are exercised in a cashless exercise, the Chinese individuals exercising them are required to remit the proceeds to the special foreign exchange account. Although the Stock Option Rule has been promulgated recently and many issues require further interpretation, we and our Chinese employees who have been granted stock options will be subject to the Stock Option Rule when we become an offshore listed company.

On May 29, 2007, the SAFE issued an operating procedure for the Circular on Foreign Exchange Issues Related to Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles. Under SAFE Notice No. 106, employees stock holding plans of offshore special purpose companies must be filed with the SAFE in accordance with the ordinary procedures of overseas investment registration, and employees stock option plans of offshore special purpose companies must be filed with the SAFE while applying for the registration for the establishment of the offshore special purpose company. After the employees exercise their options, they must apply for the amendment to the registration for the offshore special purpose company with the SAFE.

If we or our Chinese employees fail to comply with the Stock Option Rule, we and/or our Chinese employees may face sanctions imposed by foreign exchange authority or any other Chinese government authorities.

Regulation of Merger and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulation Commission and the SAFE, jointly issued the new Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 as amended on June 22, 2009. Under the new M&A rules, equity or assets merger and acquisition of Chinese enterprises by foreign investors will be subject to the approval from the Ministry of Commerce or its competent local branches. This regulation also includes provisions that purport to require special purpose companies formed for purposes of offshore listing of equity interests in Chinese companies to obtain the approval of the China Securities Regulation Commission prior to the listing and trading of their securities on any offshore stock exchange. As defined in the new M&A rules, a special purpose vehicle is an offshore company that is directly or indirectly established or controlled by Chinese entities or individuals for the purposes of an overseas listing.

On September 21, 2006, the China Securities Regulation Commission published on its official website procedures regarding its approval of offshore listings by special purpose vehicles. The China Securities Regulation Commission approval procedures require the filing of a number of documents with the China Securities Regulation Commission and it would take several months to complete the approval process. The application of this new M&A rules with respect to offshore listings of special purpose companies remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope of the applicability of the China Securities Regulation Commission approval requirement.

Our Chinese counsel, Commerce & Finance Law Offices, has advised us that, based on the their understanding of current Chinese laws, regulations and rules, including the new M&A rules and the China Securities Regulation Commission procedures announced on September 21, 2006:

•	the China Securities Regulation Commission currently has not issued any definitive rule or interpretation requiring offerings like this offering to be subject to this new procedure;

•	the new M&A rules do not require us to submit an application to the China Securities Regulation Commission for its approval prior to the issuance and sales of our common shares, or the listing and trading of our common share on the New York Stock Exchange, unless we are clearly required to do so by possible later rules of the China Securities Regulation Commission; and

•	the issuance and sales of our common shares and the listing and trading of our common shares on the New York Stock Exchange do not conflict with or violate this new regulation.

Regulation of Loans Between a Foreign Company and its Chinese Subsidiary

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and subject to several PRC laws and regulations, including the Foreign Exchange Control Regulations of 1997, the Interim Measures on Foreign Debts of 2003, or the Interim Measures, the Statistical Monitoring of Foreign Debts Tentative Provisions of 1987 and its Implementing Rules of 1998, the Administration of the Settlement, Sale and Payment of Foreign Exchange Provisions of 1996, and the Notice of the SAFE in Respect of Perfection of Issues Relating Foreign Debts, dated October 21, 2005.

Under these regulations, a shareholder loan in the form of foreign debt made to a foreign-invested enterprise does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branch in accordance with relevant PRC laws and regulations. Duoyuan China can legally borrow foreign exchange loans up to their borrowing limits, which is defined as the difference between the amount of their respective “total investment” and “registered capital” as approved by the Ministry of Commerce or its local counterparts. Interest payments, if any, on the loans are subject to a 10% withholding tax unless any such foreign shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement.

Pursuant to Article 18 of the Interim Measures on Foreign Debts of 2003, if the amount of foreign exchange debt of Duoyuan China exceed their respective borrowing limits, we are required to apply to the relevant PRC authorities to increase the total investment amount and registered capital to allow the excess foreign exchange debt to be registered with the SAFE.

Taxation

Prior to January 1, 2008, entities established in China were generally subject to a 30% state and 3% local enterprise income tax rate. However, entities that satisfied certain conditions enjoyed preferential tax treatments. In accordance with the Foreign Invested Enterprise Income Tax Law, effective until December 31, 2007, any foreign-invested manufacturing enterprise scheduled to operate for a period not less than ten years were exempted from paying income tax in its first two years of making profit and is allowed a 50% reduction in its tax rate in the next three years. As a result, Duoyuan China had enjoyed a two-year exemption from enterprise income tax rate for its first two profitable years ended December 31, 2004 and 2005 and thereafter a preferential state enterprise income tax rate of 16.5% for the succeeding two years ended December 31, 2006 and 2007, respectively.

On March 16, 2007, the PRC National People’s Congress enacted the new Enterprise Income Tax Law, which, together with its related implementation rules issued by the PRC State Council on December 6, 2007, became effective on January 1, 2008. The new Enterprise Income Tax Law generally imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new Enterprise Income Tax Law, enterprises that used to enjoy preferential tax treatments would, in accordance with any detailed directives to be issued by the state council, (1) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates over a period of five years beginning January 1, 2008 or (2) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. On December 26, 2007, the PRC State Council issued a Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives. According to Circular 39, with the effectiveness of the new Enterprise Income Tax Law, the enterprises that were granted a fixed term tax exemption or reduction will continue to enjoy the preferential tax holiday until the expiration of such term. As a result, Duoyuan China enjoyed the reduced tax rate of 12.5% for the calendar year 2008, and beginning January 1, 2009, it has been subject to an income tax rate of 25%.

According to the “Applicable Preferential Policy for Beijing Duoyuan Electric (Group) Company investing in Langfang Economic and Technological Development Zone” issued by the Administration Committee of Langfang Economic and Technological Development Zone, the Administration Committee granted Langfang Duoyuan a five-year income tax exemption from calendar year 2003, which was its first profitable year, until December 31, 2007. Because this tax preferential treatment was granted by the local government and was not supported by the state laws and regulations, we face a risk of being ordered to refund these prior tax benefits. Langfang Duoyuan is subject to an income tax rate of 25% starting January 1, 2008, under the new Enterprise Income Tax Law.

According to “Treasury Bureau of Shaoyang City’s Relevant Preferential Policy on Duoyuan China acquiring Hunan Printing equipment Limited Liability Company” issued by the Treasury Bureau of Shaoyang City, the Treasury Bureau of Shaoyang City exempted Hunan Duoyuan’s income tax from calendar year 2005, which was its first profitable year, until December 31, 2009. Because this tax preferential treatment was also granted by the local government and was not supported by the state laws and regulations, we face a risk of being ordered us to refund these prior tax benefits. Pursuant to the tax preferential treatment granted by the local government, Hunan Duoyuan will be subject to an income tax rate of 25% starting January 1, 2010, under the new Enterprise Income Tax Law.

We are a corporation incorporated under the laws of the State of Wyoming, U.S. We conduct substantially all of our business through our Chinese subsidiaries and we derive all of our income from these subsidiaries. Prior to January 1, 2008, dividends derived by foreign legal persons from business operations in China exempted from the Chinese enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the new Enterprise Income Tax Law.

Under the new Enterprise Income Tax Law, if we are not deemed to be a resident enterprise for Chinese tax purposes, a withholding tax at the rate of 10% would be applicable to any dividends paid by our Chinese subsidiaries to us. However, if we are deemed to have a “de facto management organization” in China, we would be classified as a resident enterprise for Chinese tax purposes and thus would be subject to an enterprise income tax rate of 25% on all of our income, including interest income on the proceeds from this offering on a worldwide basis. Although substantially all members of our management are located in China, it is unclear whether Chinese tax authorities would require (or permit) us to be treated as PRC resident enterprises. If we are deemed a Chinese tax resident enterprise, we may be subject to an enterprise income tax rate of 25% on our worldwide income, excluding dividends received directly from another Chinese tax resident. As a result of such changes, our historical tax rates will not be indicative of our tax rates for future periods and the value of our common shares may be adversely affected.

Pursuant to the Provisional Regulation of China on Value Added Tax which was issued by the State Council in December, 1993 and amended to take effect starting in January 2009, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added taxes at a rate of 17.0% of the gross sales proceeds received, less any deductible value-added taxes already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or all the refund of value-added taxes that it has already paid or borne.

MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our board of directors and executive officers as of the date of this prospectus. In connection with the completion of the equity transfer on October 6, 2006, our directors and executive officers at that time resigned and were completely replaced with the executive officers and directors of Duoyuan China. There is no family relationship between and among our directors and executive officers.
Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under U.S. securities laws. The business address of each of our directors and executive officers is No. 3 Jinyuan Road, Daxing Industrial Development Zone, Beijing, People’s Republic of China 102600.

Name	Age	Position

Directors
Wenhua Guo(1)	47	Chairman of Board of Directors
Xiqing Diao(2)	40	Director, Chief Operating Officer
Lianjun Cai	58	Director
Punan Xie	73	Director
James Zhang	38	Director
Officers
Christopher Patrick Holbert	39	Chief Executive Officer
William D. Suh	44	Chief Financial Officer
Wenzhong Liu	42	Vice President of Sales and Marketing
Yubao Wei	42	Chief Technology Officer
Baiyun Sun(3)	55	Former Interim Chief Financial Officer
Gene Michael Bennett(4)	62	Former Chief Financial Officer
William Milewski(5)	46	Former Chief Financial Officer

(1)	Mr. Guo served as our chief executive officer from October 6, 2006 until he resigned on June 29, 2009.
(2)	Mr. Diao served as our interim chief executive officer from July 9, 2009 to August 26, 2009.
(3)	Ms. Sun served as our interim chief financial officer from December 20, 2007 to March 1, 2008, and May 21, 2008 to October 1, 2008. She currently serves as our controller.
(4)	Mr. Bennett served as our chief financial officer from July 18, 2007 to December 20, 2007.
(5)	Mr. Milewski served as our chief financial officer from March 1, 2008 to May 21, 2008.

Our Directors

Wenhua Guo, Chairman of the Board of Directors.  Mr. Guo is the founder of Duoyuan China and has served as the chairman of our board of directors and chief executive officer since the closing of the equity transfer on October 6, 2006 until June 29, 2009, the effective date of his resignation as our chief executive officer. Mr. Guo remains as the chairman of our board of directors. Before Mr. Guo founded Duoyuan China, he was a physics teacher at Beijing Chemical Institute from 1983 to 1989. Mr. Guo is also chairman of Duoyuan Electric Group, a privately owned Chinese company that focuses on property management services, and the founder, chairman and chief executive officer of Duoyuan Global Water Inc, a British Virgin Islands company and a leading China-based domestic water treatment equipment supplier. Mr. Guo received a bachelor’s degree in physics from Beijing Normal University, China.

Xiqing Diao, Director and Chief Operating Officer.  Mr. Diao has served as our director and chief operating officer since November 2005. Mr. Diao also served as our interim chief executive officer from July 9, 2009 to August 26, 2009. He served as vice general manager of Duoyuan Water from August to November 2005, assistant general manager of Duoyuan Electric (Tianjin) Auto Water Pump Co., Ltd.,

an automobile parts manufacturer, from January to July 2005, and general manager of Operations of Duoyuan Electric Group from January 2003 to December 2004. From May 2001 to December 2002, Mr. Diao served as general manager of No. 1 Division of Duoyuan Water. He was also certified as an ISO9001:2000 Internal Auditor and an ISO14000 Internal Auditor in 2004. Mr. Diao received a bachelor’s degree in mechanics from Tianjin Textile Technology Institute, China.

Lianjun Cai, Director.  Mr. Cai has served as our director and chairman of our compensation committee of the board of directors since April 2007. Mr. Cai served as director of Industrial Committee of Daxing Industrial Development Zone in Beijing, a local government agency that manages real estate development in Daxing Industrial Development Zone, from 2001 to 2004. From 1999 to 2001, he served as general manager of the Management Committee of Daxing Industrial Development Zone, a local government agency that manages land use and development of land located in Daxing Industrial Development Zone. Mr. Cai received a bachelor’s degree in economy management from Beijing Communist Party Committee School, China.

Punan Xie, Director.  Mr. Xie has served as our director and chairman of our nominating and corporate governance committee since April 2007. Since 2001, Mr. Xie has served as emeritus professor at Beijing Institute of Printing. Mr. Xie served as vice principal of Beijing Institute of Printing from 1987 to 2001. He was the section chief of the Research Department, director of faculty of the Printing Faculty and assistant to the president of the Beijing Institute of Printing from 1985 to 1987. He served as director of the Program of Print Engineering of the National Higher Education Committee, vice director of the National Standard Committee of Printing Equipment, and vice director of Educational Committee of China Printing Technical Association. Mr. Xie was a technical committee member of China Printing Equipment and Appliance Association, counselor of the expert consultative committee of the Beijing government, valuator for the National Science and Technology Achievement Award and national expert of evaluation of light-industry products and printing equipment import. Mr. Xie received a bachelor of science degree in printing mechanism from the Moscow Institute of Printing, Russia.

James Zhang, Director.  Mr. Zhang has served as our director and chairman of our audit committee since August 2009. Since July 2008, he has served as the chief financial officer of Allyes Online Media, a subsidiary of Focus Media Group. Mr. Zhang is a qualified chartered accountant in the United Kingdom, and has over 14 years of experience in accounting and finance. Prior to joining Allyes Online Media, Mr. Zhang was the chief financial officer of CGen Digital Media Ltd. (which was subsequently acquired by Focus Media), one of the largest in-store television advertising operators in China, from May 2007 to March 2008. Mr. Zhang was the chief financial officer of China Paradise Electronics Retail Limited, a company listed on the Hong Kong Stock Exchange, from August 2005 to January 2007. Prior to joining China Paradise Electronics, Mr. Zhang was the chief financial officer and chief information officer of B&Q China, a leading home improvement retail chain in China, from September 2001 to May 2005. From 1995 to 2001, Mr. Zhang worked for PricewaterhouseCoopers in London as an audit manager and senior consultant. Mr. Zhang obtained a bachelor’s degree in business economics from Queen Mary & Westfield College, University of London, United Kingdom and a Master of Business Administration from Darwin College, University of Cambridge, United Kingdom in 1993 and 2001, respectively.

Our Executive Officers

Christopher Patrick Holbert, Chief Executive Officer.  Mr. Holbert has served as our chief executive officer since August 2009. He served as a member of our board of directors and as the chairman of our audit committee and a member of our compensation and nominating and corporate governance committees from July 2007 to August 2009. From September 2008 until August 2009, he served as a member of the board of directors of Duoyuan Global Water Inc. From August 2008 to August 2009, Mr. Holbert served as vice president of Vision China Media Inc., which operates one of the largest out-of-home advertising networks in China. From July 2006 to October 2008, he served as the chief financial officer of China Techfaith Wireless Communications Technology Limited, a cell phone handset producer. From 2005 to 2006, he served as the director of finance for CDC Corporation, a company that develops software, online games and other internet applications. From 2004 to 2005, he served as director of Sarbanes-Oxley Act of 2002 compliance at Chinadotcom Corporation, the predecessor of CDC Corporation. From 2003 to 2004, he served as vice president of finance of Newpalm China, a subsidiary of Chinadotcom Corporation. From 2001 to 2003, he was the founding partner of Expat-CFO Services Limited, a Shanghai-based financial consultancy providing advice on doing business in China. Mr. Holbert has also served as an auditor and consultant with Deloitte Touche Tohmatsu. He is a certified public accountant and has 14 years of experience in the field of accounting and financial management. Mr. Holbert received a bachelor’s degree in science with a concentration in accounting from Bowie State University, United States.

William D. Suh, Chief Financial Officer.  Mr. Suh has served as our chief financial officer since October 1, 2008. Prior to joining us and since 1990, Mr. Suh was an accountant with Ganze & Company, a CPA firm in Napa, California, where he was elected to the partnership in 1997. Mr. Suh has extensive experience in public accounting, including auditing, tax planning, and financial and accounting consulting services, and has worked in various industries, including manufacturing, distribution, wineries and vineyards. He has advised numerous private companies in the areas of business planning, strategic planning, budgeting, reporting, and financing. Mr. Suh is a CPA in the State of California, and a member of both the American Institute of Certified Public Accountants and the California Society of CPAs. Mr. Suh received a Bachelor of Arts in Accounting from Pacific Union College in California.

Wenzhong Liu, Vice President of Sales and Marketing.  Mr. Liu has served as our vice president of sales and marketing since November 2005. He served as assistant general manager of sales at Duoyuan China from July to October 2005, interim general manager of sales at Duoyuan China from November 2004 to June 2005, and sales representative at Duoyuan China from January 2001 to October 2004. Mr. Liu received a bachelor’s degree in science from Luoyang Engineering Institute, China.

Yubao Wei, Chief Technology Officer.  Mr. Wei has served as our chief technology officer since December 2007. He served as the general manager of production of Duoyuan China from July 2004 to December 2007 and as general manager of technology of Duoyuan China from July 2003 to June 2004. Mr. Wei received a master’s degree in engineering from Tsinghua University, China.

Baiyun Sun, Former Interim Chief Financial Officer.  Ms. Sun served as our interim chief financial officer from December 20, 2007 to March 1, 2008, and then from May 21, 2008 to October 1, 2008. Prior to that, she served as our chief financial officer from October 6, 2006 to July 18, 2007, our director and vice president between June 2001 and April 2007 and chief accountant of Duoyuan Electric Group from January 1994 to May 2001. Ms. Sun received a bachelor’s degree in accounting from Beijing Finance and Commerce Institute, China. Ms. Sun currently serves as our controller.

Gene Michael Bennett, Former Chief Financial Officer.  Mr. Bennett served as our chief financial officer from July 18, 2007 to December 20, 2007. Mr. Bennett served as our director and our audit committee chairman between April 2007 and July 2007. He resigned from our board of directors on July 18, 2007. Mr. Bennett was a partner at Nexis Investment Consulting Corporation (Beijing), which provides consulting services to companies seeking to become public companies, between 2004 and 2007, where he assisted Chinese companies to raise funding and assisted U.S. companies to find appropriate mergers and acquisitions candidates and investment opportunities. He was a partner at ProCFO from 2000 to 2004, where he provided temporary chief financial officer services to companies with such needs. Mr. Bennett received a bachelor’s degree in finance and accounting and a master of business administration degree from Michigan State University, United States.

William Milewski, Former Chief Financial Officer.  Mr. Milewski served as our chief financial officer from March 1, 2008 to May 21, 2008. Prior to joining us, he served as chief financial officer of Foster Partners Asia, an executive recruitment firm, between 2006 and 2008. Prior to serving at Foster Partners Asia, he served as co-founder and chief financial officer of Bbmao.com Co. Ltd., China’s first metasearch engine provider. From 2003 to 2005, Mr. Milewski served as chief financial officer of POINTek, Inc., an optical components manufacturer. Mr. Milewski received a bachelor’s degree in economics and French from George Washington University, United States, and a master of business administration degree from the University of Hartford, United States.

Legal Proceedings

To the best of our knowledge, during the past five years, none of our directors or executive officers was involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities, and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Board of Directors

Our board of directors consists of five members, namely (1) Wenhua Guo, (2) Xiqing Diao, (3) Lianjun Cai, (4) Punan Xie and (5) James Zhang. Our directors hold office until our annual meeting of shareholders, where their successor will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. We have not held an annual meeting of shareholders since we acquired Duoyuan China in 2006. See “Risk Factors — Risks Related to Our Business — We have not held any annual shareholder meetings since we acquired Duoyuan China in 2006, and as a result, our shareholders have limited ability to exercise their voting rights.”

Director Independence

Our board of directors consists of five members, three of whom have been determined by us to be independent directors within the meaning of the independent director guidelines of the New York Stock Exchange Rules.

Committees of Our Board of Directors

To enhance our corporate governance, we have established three committees under our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of James Zhang, Lianjun Cai and Punan Xie. Mr. Zhang, having accounting and financial management expertise, serves as the chairman of the audit committee. Our board of directors has determined that Mr. Zhang meets the definition of “independent director” under the applicable requirements of Rule 303A of the New York Stock Exchange Rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. We expect that within one year of our initial public offering our audit committee will consist solely of independent directors.

Our audit committee is responsible for, among other things:

•	the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

•	an annual performance evaluation of the audit committee;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law;

•	ensuring that it receives an annual report from our independent auditor describing our internal control procedures and any steps taken to deal with material control deficiencies and attesting to the auditor’s independence and describing all relationships between the auditor and us;

•	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

•	reviewing and approving all proposed related party transactions;

•	reviewing our policies with respect to risk assessment and risk management;

•	meeting separately and periodically with management and our independent auditor; and

•	reporting regularly to our board of directors.

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee are not be prohibited from direct involvement in determining their own compensation. Our chief executive officer will not be permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Lianjun Cai, Punan Xie and James Zhang, with Mr. Cai serving as the chairman of the compensation committee. Our board of directors has determined that all of the members of our compensation committee meet the definition of “independent director” under the applicable requirements of the New York Stock Exchange Rules.

Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing and making recommendations to the board with respect to the compensation of our executives, incentive compensation and equity-based plans that are subject to board approval; and

•	providing annual performance evaluations of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Punan Xie, Lianjun Cai and James Zhang, with Mr. Xie serving as the chairman of the nominating and corporate governance committee. Our board of directors has determined that all of the members of our nominating and corporate governance committee meet the definition of “independent director” under the applicable requirements of the New York Stock Exchange Rules.

Our nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to our board nominees for election or re-election to our board, or for appointment to fill any vacancy;

•	reviewing annually with our board the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to our board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

•	advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

In anticipation of this offering, our board of directors adopted a code of business conduct and ethics applicable to our directors, officers and employees.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

During the year ended June 30, 2009, our compensation committee was responsible for setting our compensation policies and approving the amount and form of executive compensation. The primary objectives of our compensation committee with respect to our executive compensation program were to attract and retain highly talented and dedicated executives and to align executives’ incentives with the creation of shareholder value. As of June 30, 2009, our compensation committee consisted of Lianjun Cai, Christopher Patrick Holbert and Punan Xie. Mr. Cai served as the chairman of our compensation committee.

During fiscal 2009, our named executive officers consisted of Xiqing Diao, our interim chief executive officer and chief operating officer, Wenhua Guo, our former chief executive officer, William D. Suh, our chief financial officer, and Baiyun Sun, our former interim chief financial officer.

Determining Executive Compensation

In determining the amounts of compensation paid to our named executive officers during fiscal 2009, our compensation committee generally reviewed and considered the level of compensation paid to comparable executives at two publicly listed companies in China: Beiren Printing Machinery Holdings Limited, or Beiren, and Shanghai Electric Printing & Package Machinery Co., Ltd., or Shanghai Electric. Our compensation committee chose these companies because they are Chinese companies operating in the offset printing industry that are of similar size and in a similar stage of development as us. Our compensation committee did not “benchmark” or specifically target our base salary or annual discretionary incentive compensation based on this data. Instead, our compensation committee reviewed the publicly-available compensation information paid by these companies to their named executive officers in order to obtain a general understanding of Beiren and Shanghai Electric’s current compensation practices and ranges.

Elements of Compensation

During fiscal 2009, our executive compensation consisted of an annual base salary and an annual discretionary cash bonus program. We did not grant, and have not historically granted, any stock, stock option or other types of equity compensation. We may implement a long-term equity incentive plan in the future. However, due to the adverse impact of Chinese tax laws, we currently do not consider these types of awards desirable.

Base Salary

Each of our named executive officers’ base salary is supplemented by a position subsidy and a household subsidy, which together represent a “living allowance.” Although these subsidies are not required under Chinese law, they are common practice for Chinese companies when compensating their executives, and our compensation committee noted that both Beiren and Shanghai Electric paid these subsidies. Consistent with our historic practice, our compensation committee utilized a 75%, 15% and 10% ratio for base salary, position subsidy and household subsidy, respectively, during fiscal 2009. Based on its review of the comparative data, our compensation committee believed that this ratio to be consistent with the ratios used by other Chinese companies, including Beiren and Shanghai Electric.

The table below sets forth the base salary, position subsidy and household subsidy paid to our named executive officers for fiscal 2009:

	Base	Position	Household
Name and Position	Salary	Subsidy	Subsidy	Total

Wenhua Guo(1) Chairman and Former Chief Executive Officer	$28,100	$5,400	$3,600	$37,100
William Suh Chief Financial Officer	$149,000	—	—	$149,000
Xiqing Diao(2) Chief Operating Officer	$24,900	$4,900	$3,100	$32,900
Baiyun Sun(3) Former Interim Chief Financial Officer	$28,100	$5,400	$3,600	$37,100

(1)	Mr. Guo resigned as our chief executive officer effective as of June 29, 2009.
(2)	Mr. Diao, our chief operating officer, also served as our Interim Chief Executive Officer from July 9, 2009 to August 26, 2009.
(3)	Ms. Sun served as our interim chief financial officer from December 20, 2007 until February 28, 2008. She served as our interim chief financial officer and controller for the remainder of fiscal 2008 after May 21, 2008. On October 1, 2008, Mr. Suh was appointed as our chief financial officer. Upon his appointment, Ms. Sun resigned as interim chief financial officer. Ms. Sun currently serves as our controller.

Wenhua Guo, Baiyun Sun and Xiqing Diao

The base salaries of Wenhua Guo, Baiyun Sun and Xiqing Diao for fiscal 2009 were primarily determined by our compensation committee’s review of (1) the base salaries paid by Beiren and Shanghai Electric and (2) our internal annual base salary level for each category of executive officers, supplemented by the position subsidy and the household subsidy.

The base salary for Mr. Guo, Ms. Sun and Mr. Diao may be lower than compensation paid by Beiren or Shanghai Electric to their officers, but we generally do not pay Mr. Guo, Ms. Sun and Mr. Diao higher compensation than those paid by Beiren and Shanghai Electric. We may pay Mr. Guo, Ms. Sun and Mr. Diao compensation in the higher end of the compensation range when he or she has performed well in a given year. We may pay compensation to Mr. Guo, Ms. Sun and Mr. Diao in the lower end of the compensation range when his or her performance in a certain year is not deemed satisfactory, or when his or her experience level is not believed to be comparable to those at Beiren or Shanghai Electric holding similar positions.

Our compensation committee reviewed the compensation paid by each of Beiren and Shanghai Electric to their chief executive officer and/or general managers during fiscal 2008. In its review, our compensation committee noted that Beiren’s general manager was paid approximately $47,200 in annual compensation. Our compensation committee also noted that Shanghai Electric reported paying its executive general manager approximately $85,000 in annual compensation for fiscal 2008. Upon review of this information, our compensation committee increased Mr. Guo’s salary from $32,020 in fiscal 2008 to $37,100 in fiscal 2009, a 16% increase.

Similarly, our compensation committee noted that the reported fiscal 2008 annual compensation for Beiren’s financial manager was approximately a total of $36,500 and it was $71,000 for the financial manager of Shanghai Electric. Upon review of this information, our compensation committee increased

Ms. Sun’s base salary from $32,020 in fiscal 2008 to $37,100 in fiscal 2009, a 16% increase. During fiscal 2009, Ms. Sun served as interim chief financial officer until September 30, 2008.

In addition, our compensation committee reviewed the compensation paid by each of Beiren and Shanghai Electric to their director and deputy general manager and/or executive director during fiscal 2008. In its review, our compensation committee noted that Beiren’s deputy general manager was paid approximately $34,600 in annual compensation. Our compensation committee also noted that Shanghai Electric reported paying its deputy general manager approximately $71,200 in annual compensation for fiscal 2008. Upon review of this information, our compensation committee increased Mr. Diao’s salary from $18,500 in fiscal 2008 to $32,900 in fiscal 2009, a 77.8% increase.

Chief Financial Officer

Effective October 1, 2008, William Suh was appointed as our chief financial officer. When determining the base salary for our chief financial officer, our compensation committee adopted a different methodology than the one used for our other executives because our chief financial officer had prior work experience outside China and was familiar with U.S. GAAP, a key consideration in his hire. For our chief financial officer, our compensation committee reviewed and considered publicly-available salary information for chief financial officers of the following Chinese companies, each of which is listed on a U.S. stock exchange:

eLong, Inc.	Fuwei Films (Holdings) Co., Ltd.
Sohu.com Inc.	Trina Solar Ltd.
Sina.com, Inc.	Canadian Solar Inc.
AsiaInfo Holdings, Inc.	Home Inns & Hotels Management Inc.
WuXi PharmaTech (Cayman) Inc.	Mindray Medical International Ltd.
E-House (China) Holdings Ltd.	New Oriental Education & Technology Group, Inc.
Perfect World Co., Ltd.	Verigy Ltd.
Spreadtrum Communications, Inc.	Himax Technologies, Inc.
Yingli Green Energy Holding Co. Ltd.	China GrenTech Corp. Ltd.
LDK Solar Hi-tech Co., Ltd.	Suntech Power Holdings Co. Ltd.
China Sunergy Co., Ltd.	Actions Semiconductor Co., Ltd.
Acorn International, Inc.	Vimicro International Corp.
Qiao Xing Mobile Communication Co., Ltd.	China Medical Technologies Inc.
Simcere Pharmaceutical Group	Baidu.com, Inc.
Tongjitang Chinese Medicines Company	Focus Media Holding Ltd.
Xinhua Finance Media Ltd.	China Techfaith Wireless Communication Technology Ltd.
JA Solar Holdings Co. Ltd.	Hurray! Holding Co., Ltd.
Solarfun Power Holdings Co., Ltd.	Comtech Group, Inc.

While these companies span a wide range of industries and are not restricted to the offset printing equipment industry, our compensation committee selected them for review to better understand the compensation practices and ranges for chief financial officers of companies operating in China that were also listed on a U.S. stock exchange. These companies are also comparable to us in terms of size and capitalization.

Based on its review of the compensation paid by these companies to their chief financial officers, our compensation committee determined that the annual base salary for our chief financial officer should range from $120,000 to $200,000. Our compensation committee generally believed that a chief financial officer who is familiar with U.S. GAAP, familiar with U.S. public company reporting requirements and/or fluent in both English and Chinese should command a substantially higher salary than Chinese candidates who speak and write only Chinese and are familiar only with Chinese accounting principles.

Our compensation committee also considered other subjective factors to determine the precise compensation amount for Mr. Suh, including his past work experience and the level of responsibility required of our chief financial officer. The actual base salary amount was negotiated with the officer at the time of his hire. Based on this information, our compensation committee approved an annual base salary of $192,000 for Mr. Suh.

Discretionary Annual Bonus

Consistent with our historical practice, for fiscal 2009, our compensation committee had the authority to award discretionary annual cash bonuses to our executive officers, including each of the named executive officers. The annual discretionary bonuses are intended to compensate and reward the executives for their individual contributions, as reviewed and determined by our compensation committee on a subjective basis, to our revenue increase and business operations in any given year. Our compensation committee’s decision to award discretionary annual bonuses, if any, and the amount of such bonuses to individual executives are generally determined separate and apart from its consideration of base salary increases due to our compensation committee’s belief that each form of compensation is designed for a different purpose. Six of our executive officers were eligible to receive annual discretionary bonuses during fiscal 2009. William Suh did not receive a bonus during fiscal 2009 due to his short tenure with us.

For each fiscal year where our revenue increased, including for fiscal 2009, our compensation committee sets aside a portion of our revenue growth ( e.g. , the growth in revenue during the most recently completed fiscal year as compared to the prior fiscal year) as a discretionary bonus pool for our eligible executive officers. Our compensation committee considers several factors when determining the bonus pool size for any given fiscal year, including general industry and market conditions, our sales and profit growth, our gross and net profit margins and how actual growth rates and margins compared to our internal target growth rates and margins established at the beginning of the fiscal year.

Additionally, our compensation committee conducts performance reviews of our executive officers who are eligible for discretionary bonuses. During the performance review, our compensation committee assigns each executive officer a score based on his or her performance. Our compensation committee then determines the average score of all the executive officers reviewed and applies a pre-established formula to yield an annual bonus pool the size of 0.5% to 1% of our revenue growth. If the average performance score is low, the bonus pool will be closer to the lower end of the range. A high average performance score will lead to a bonus pool rate to be closer the high end of the range.

For fiscal 2009, our bonus pool was 0.85% of our revenue growth. In establishing the pool, our compensation committee considered our 18.9% increase in revenue from fiscal 2008 to fiscal 2009 and our 23.2% increase in net income during the same period.

In determining each named executive officer’s individual discretionary bonus for fiscal 2009, our compensation committee established an internal bonus structure, as described below, based on individual qualitative performance benchmarks.

Wenhua Guo’s fiscal 2009 discretionary bonus performance benchmarks included (1) increase overall sales and profit growth; (2) accomplish strategic activities such as introducing new and enhanced products to the market; and (3) recruiting and overseeing the management team. Based on his significant contributions to the growth of our revenue and profit in fiscal 2009 (as described above), Mr. Guo was awarded a discretionary bonus of $10,500 for fiscal 2009.

Baiyun Sun’s performance benchmarks included (1) timely and accurate preparation of our financial data and (2) assisting Mr. Guo in devising and carrying out financial strategies. Our compensation committee determined that Ms. Sun met these performance benchmarks and awarded her a discretionary bonus of $10,500 for fiscal 2009.

Xiqing Diao’s performance benchmarks included (1) increase overall sales and (2) continuity of production. Our compensation committee determined that Mr. Diao met these performance benchmarks and awarded him a discretionary bonus of $8,300 for fiscal 2009.

The following table shows the bonus pool scores and discretionary bonus amounts for our executive officers, including our named executive officers, for the year ended June 30, 2009:

	Bonus	Amount of
Name and Position	Pool Score	Bonus

Wenhua Guo(1)
Chairman and Former Chief Executive Officer	19%	$10,500
William Suh
Chief Financial Officer	—	—
Xiqing Diao
Chief Operating Officer	15%	$8,300
Wenzhong Liu
Vice President of Sales and Marketing	31%	$17,000
Baiyun Sun(2)
Former Interim Chief Financial Officer	15%	$10,500
Yubao Wei
Chief Technology Officer	15%	$8,300

(1)	Mr. Guo resigned as our chief executive officer effective as of June 29, 2009.
(2)	Ms. Sun served as our interim chief financial officer from December 20, 2007 to March 1, 2008, and May 21, 2008 to October 1, 2008. She currently serves as our controller.

Retirement Benefits

Our Chinese employees, including each of our named executive officers (excluding William Suh), participate in pension programs implemented by Chinese municipal and provincial governments. Our Chinese employees are required to contribute 8% of his or her monthly base salary to these pension programs. Therefore, we withhold and pay such amounts on behalf of these employees. The amount in the “Salary” column of the Summary compensation Table below includes each applicable employee’s 8% pension contribution. Municipal statistics bureaus calculate the average monthly salary for employees in a city and establish a pension contribution range. If an employee’s actual monthly salary falls within the prescribed range, his or her actual monthly salary will be used to calculate his or her pension contribution amount. If an employee’s actual monthly salary is outside the range, the average monthly salary calculated by the municipal statistics bureaus will be used to calculate his or her pension contribution amount.

In addition, we are required to contribute 20% of the employees’ monthly salary before tax to the pension programs described above. The monthly base salaries of Wenhua Guo and Baiyun Sun both exceeded the prescribed salary range. Pursuant to PRC regulations, the average monthly salaries established by municipal statistic bureaus, instead of these individuals’ actual monthly salaries, were used to calculate their respective pension contribution amounts. Our 20% contribution to the pension program is reflected in the “All Other Compensation” column of the Summary Compensation table below.

No retirement or pension benefits are determined by an employee’s compensation level or years of service.

Other Compensation

Other than the annual salary for our executive officers, the bonus that may be awarded to executive officers at the discretion of our compensation committee and arrangements with executive officers for the use of a company car, we do not provide any other benefits and perquisites for our executive officers. However, our compensation committee may, in its discretion, provide benefits and perquisites to executive officers if it deems such provisions advisable.

Summary Compensation Table

The following table sets forth information regarding compensation received by our named executive officers for the years indicated. The compensation of our other executive officers, including Yubao Wei and Wenzhong Liu, did not exceed $100,000 per year.

						Nonequity
	Fiscal			Share	Option	Incentive Plan	All Other
Name and Principal Position	Year	Salary(1)(2)	Bonus(1)(3)	Awards	Awards	Compensation	Compensation(1)(4)	Total(1)

Wenhua Guo(5)	2009	37,100	10,500	—	—	—	1,450	49,050
Chairman and Former	2008	32,020	35,200	—	—	—	1,294	68,514
Chief Executive Officer	2007	25,615	21,500	—	—	—	2,587	49,702
William D. Suh	2009	149,000	—	—	—	—	—	149,000
Chief Financial Officer
Xiqing Diao	2009	32,900	8,300	—	—	—	1,450	42,650
Chief Operating Officer	2008	18,500	12,500	—	—	—	1,196	32,196
	2007	16,900	11,600	—	—	—	1,073	29,573
Baiyun Sun(6)	2009	37,100	10,500	—	—	—	1,450	49,050
Former Interim	2008	32,020	27,800	—	—	—	1,294	61,114
Chief Financial Officer	2007	25,615	19,200	—	—	—	2,587	47,402

(1)	Amounts set forth in these columns were paid to or received by the executive in Renminbi and were converted into U.S. dollars based on the conversion rate in effect on June 30, 2009.
(2)	The amount in the “Salary” column includes each executive’s 8% contribution to the pension programs. We withhold and pay such percentage on behalf of the employee. For Mr. Guo and Ms. Sun, their contribution was approximately $1,450 and $1,450 in fiscal 2009, respectively.
(3)	Amounts represent the annual discretionary bonus paid to each applicable executive during the respective fiscal year. For more information on the annual discretionary bonuses paid in fiscal 2009, see the “Compensation Discussion and Analysis” above.
(4)	Amounts represent our required contribution to the employee contribution pension program, which amount typically represents 20% of the employee’s annual base salary before taxes.
(5)	Mr. Guo resigned as our chief executive officer effective as of June 29, 2009.
(6)	Ms. Sun served as our interim chief financial officer from December 20, 2007 to March 1, 2008, and May 21, 2008 to October 1, 2008. She currently serves as our controller.

Employment Contracts

All of our executive officers, except William D. Suh and Christopher Patrick Holbert, have executed standard employment agreements with us, which are governed by Chinese law. Our standard employment agreements are for a fixed period of one year and may be renewed upon both parties’ consents. After ten years of employment, an employee may enter into an employment agreement with us for an indefinite period of time. We did not enter into any new employment agreement with Ms. Sun for her temporary interim chief financial officer positions. Ms. Sun remained bound by her existing employment agreement during such time and currently.

Other than the amount of compensation, the terms and conditions of the employment agreements for our executive officers are substantially the same as those of our standard employment agreements for non-executive employees. Pursuant to our standard employment agreements, we may terminate employees for cause, without notice or severance. If we terminate employment due to economic downturn or performance related reasons, we are obligated to give 30 days advance notice or pay one-month’s salary as severance in lieu of notice. In addition, we may pay additional severance in the amount of one-month’s salary for each year that an employee has served with us. If the monthly wage of an employee is three times greater than the average monthly wage in the previous year for employees as announced by the people’s government at the municipal level directly under the central government or at the city-with-district level where the Employer is located, the rate for the financial compensations paid to him shall be three times the average monthly wage of employees and shall be for not more than 12 years of work. An employee may resign without good reason upon one month’s notice, or resign for good reason without notice.

In the event Mr. Guo or Ms. Sun were to be terminated by us due to economic considerations or unsuitability for their respective positions, we would be obligated to pay each of them up to 12 months of their respective salaries (as of June 30, 2009).

William D. Suh was appointed our chief financial officer, effective as of October 1, 2008. Pursuant to the employment agreement between us and Mr. Suh, Mr. Suh will (a) receive a base salary of $192,000 per year, subject to annual increases at the discretion of our compensation committee, (b) receive a grant of 100,000 stock options to purchase our common shares at the public offering price on the effective date of our public offering and listing of our common shares on the NASDAQ Stock Market’s Global Market or Global Select Market, the New York Stock Exchange or another comparable national stock exchange or marketplace approved by our board of directors, with a quarter of the options to vest and become exercisable on October 1, 2010 and the remainder of the options to vest ratably on a monthly basis through October 1, 2013, (c) be eligible for annual bonuses, the amount of which is subject to the sole discretion of our compensation committee, and (d) be eligible to receive any other perquisites and benefits offered to our executive officers. For a discussion of how our compensation committee determined Mr. Suh’s compensation, see “— Base Salary — Chief Financial Officers” above.

Christopher Patrick Holbert was appointed our chief executive officer, effective as of August 26, 2009. Pursuant to the employment agreement between us and Mr. Holbert, Mr. Holbert will (a) receive a monthly base salary of RMB125,280, subject to annual increases at the discretion of our compensation committee, (b) receive an annual retention bonus of RMB410,010, (c) be eligible for additional annual bonuses, the amount of which is subject to the sole discretion of our compensation committee, and (d) be eligible to receive any other perquisites and benefits offered to our executive officers.

Pursuant to Mr. Suh’s employment agreement, we may terminate Mr. Suh without cause and Mr. Suh may resign with or without good reason, upon thirty days’ written notice. Termination by us with cause will be immediate, without written notice. Upon termination by us without cause, Mr. Suh is entitled to severance payment of six months of salary, which could either be paid in lump sum or in six-month installments. To be eligible for such severance payments, Mr. Suh must comply with certain confidentiality provisions and other covenants as stipulated in our employment agreement with Mr. Suh.

Pursuant to Mr. Holbert’s employment agreement, we may terminate Mr. Holbert without cause, upon at least thirty days’ written notice. Mr. Holbert may resign with or without good reason, upon at least sixty days’ written notice. Termination by us with cause will be immediate. Upon termination by us without cause, Mr. Holbert is entitled to severance payment of six months of salary, which could either be paid in lump sum or in six-month installments. To be eligible for such severance payment, Mr. Holbert must comply with certain confidentiality provisions and other covenants as stipulated in our employment agreement with Mr. Holbert.

Termination of Employment and Change-in-Control Arrangements

Gene Michael Bennett

Gene Michael Bennett served as our chief financial officer from July 18, 2007 to December 20, 2007. Upon his resignation, Mr. Bennett executed a letter of resignation and separation agreement, effective December 20, 2007. Pursuant to his agreement, Mr. Bennett continued to serve as an independent outside consultant for a six-month period until June 20, 2008, during which time we paid him $5,000 per month. Mr. Bennett was entitled to no additional compensation from us upon his resignation.

William Milewski

William Milewski served as our chief financial officer from March 1, 2008 to May 21, 2008. Upon his resignation, Mr. Milewski executed a letter of resignation and separation agreement, effective May 31, 2008. Pursuant to his agreement, Mr. Milewski received a bonus equal to one month base salary in recognition of the contributions he made during his employment with us. He also continued to serve as an independent outside consultant for an eight-month period until January 21, 2009, during which time he received $3,500 per month. Mr. Milewski’s consulting agreement became effective June 2008 and the first payment under the consulting agreement was made in July 2008. Mr. Milewski is entitled to no additional compensation from us due to his resignation.

Grants of Plan-Based Awards

During fiscal 2009, neither we nor our subsidiaries granted any stock, stock option or other types of equity compensation, or any non-equity incentive plan compensation awards, to any executive officers.

Outstanding Equity Awards at Fiscal Year-End

We did not have any outstanding equity awards as of June 30, 2009.

Option Exercises and Stock Vested

Because we have not previously granted any equity compensation to the named executive officers, there were no stock option exercises or vesting of stock during fiscal 2009.

2009 Omnibus Incentive Plan

On October 16, 2009, our board of directors approved the Duoyuan Printing, Inc. 2009 Omnibus Incentive Plan.

The granting of awards under the new equity plan will generally be within the discretion of our compensation committee. Accordingly, it is not possible as of the date of this prospectus to determine the nature or amount of any such awards that may be subject to future grants to our officers, employees and other participants in the 2009 Omnibus Incentive Plan. The 2009 Omnibus Incentive Plan is not the exclusive means of providing incentive compensation to executives and other employees eligible to participate in the 2009 Omnibus Incentive Plan, and we reserve the right to pay incentive compensation to them under another plan or without regard to any plan in appropriate circumstances.

The following summary description of the material features of the 2009 Omnibus Incentive Plan is not intended to be exhaustive and is qualified by reference to the 2009 Omnibus Incentive Plan.

Purpose and Eligibility

The purpose of the 2009 Omnibus Incentive Plan is to enhance our ability to attract, retain and motivate highly qualified officers, employees, non-employee directors and other persons to serve our company and our affiliates and to expend maximum effort to improve our business results and earnings, by providing to such officers, employees, non-employee directors and other persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success through ownership of our common shares.

Awards may be granted under the plan to our officers, directors, including non-employee directors, and other employees or any of our subsidiaries or other affiliates, to any individual who is an advisor, consultant or other provider of services to us or our subsidiaries or other affiliates, and to any other individuals who are approved by the board of directors as eligible to participate in the 2009 Omnibus Incentive Plan. Only our or any of our subsidiaries’ employees are eligible to receive incentive stock options.

Effective Date and Term

The 2009 Omnibus Incentive Plan became effective October 16, 2009 and will expire on October 16, 2019 unless earlier terminated by our board of directors.

Administration, Amendment and Termination

Our board of directors will have the power and authority to administer the 2009 Omnibus Incentive Plan. In accordance with the terms of the plan, the board of directors will delegate this power and authority to its compensation committee. The compensation committee will have the authority to interpret the terms and intent of the 2009 Omnibus Incentive Plan, determine eligibility for and terms of awards for participants and make all other determinations necessary or advisable for the administration of the 2009 Omnibus Incentive Plan. To the extent permitted by law, the board or compensation committee may delegate authority under the plan to a member of the board of directors.

The compensation committee may amend, suspend or terminate the 2009 Omnibus Incentive Plan at any time with respect to any common shares as to which awards have not been made. No such action may amend the 2009 Omnibus Incentive Plan without the approval of shareholders if the amendment is required to be submitted for shareholder approval by applicable law, rule or regulation, including rules of the New York Stock Exchange.

Awards

Awards under the 2009 Omnibus Incentive Plan may be made in the form of:

•	stock options, which may be either incentive stock options or non-qualified stock options;

•	stock appreciation rights;

•	restricted stock;

•	restricted stock units;

•	dividend equivalent rights;

•	performance shares;

•	performance units;

•	other stock-based awards, including unrestricted shares; or

•	any combination of the foregoing.

Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of one or more years.

An incentive stock option is an option that meets the requirements of Section 422 of the Internal Revenue Code, and a non-qualified stock option is an option that does not meet those requirements. A stock appreciation right, or SAR, is a right to receive upon exercise, in the form of common share, cash or a combination thereof, the excess of the fair market value of one common share on the exercise date over the grant price of such SAR. Restricted stock is an award of common share on which are imposed restrictions over restricted periods that subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Internal Revenue Code. Restricted stock units are awards that represent a conditional right to receive common shares in the future and that may be made subject to the same types of restrictions and risk of forfeiture as restricted stock. Dividend equivalent rights are awards entitling the recipient to receive credits, which may be paid currently in cash or common shares or which may be deemed to be reinvested in additional shares, that are based on cash distributions that would have been paid on the shares specified in the rights if the shares had been issued to and held by the recipient. Performance shares are awards of common shares, the value for which at the time the common share is payable is determined by the extent to which the applicable performance criteria have been met. Performance units are similar to performance shares except that the award is a performance-based right to receive common shares in the future, subject to one or more other restrictions. Unrestricted shares are awards of common shares that are free of restrictions other than those imposed under federal or state securities laws.

Shares Subject to 2009 Omnibus Incentive Plan

Subject to adjustment as described below, a total of 1,750,000 common shares will be available for issuance under the 2009 Omnibus Incentive Plan. Shares issued under the 2009 Omnibus Incentive Plan may be authorized but unissued shares or treasury shares.

Any shares covered by an award, or portion of an award, granted under the 2009 Omnibus Incentive Plan that is forfeited or canceled, expires or is settled in cash will be deemed not to have been issued for purposes of determining the maximum number of shares available for issuance under the 2009 Omnibus Incentive Plan.

Shares issued under the 2009 Omnibus Incentive Plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards resulting from the acquisition of another entity will not reduce the maximum number of shares available for issuance under the 2009 Omnibus Incentive Plan. In the case of a SAR, only the actual number of shares issued upon exercise of the SAR will be deemed issued for purposes of determining the maximum number of shares available for issuance.

The 2009 Omnibus Incentive Plan has a number of additional limitations on the shares reserved for issuance or amount of awards that may be granted. A maximum of 528,000 shares may be issued pursuant to incentive stock options. From and after the transition period set forth in Treasury regulations promulgated under Internal Revenue Code section 162(m), no participant may be awarded options or SARs for more than 437,500 shares in any calendar year. A maximum of 218,750 shares of awards other than options or SARs may be awarded to any participant in any calendar year. The maximum amount that may be earned as an annual incentive award or other cash award in any calendar year by any one participant shall be $4.0 million and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one participant shall be $12.0 million. The foregoing limitations are subject to adjustment as described below.

Terms and Conditions of Awards

Terms and Conditions of Options

An option granted under the 2009 Omnibus Incentive Plan will be exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the option grant date. The compensation committee may include in the option agreement the period during which an option may be exercised following termination of employment or service.

The exercise price per share under each option granted under the 2009 Omnibus Incentive Plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a ten percent shareholder, of the fair market value of the common shares on the option grant date. For so long as the common shares remain listed on the New York Stock Exchange, the fair market value of the common shares will be the closing price of the common shares as reported on the New York Stock Exchange on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on the New York Stock Exchange for the last preceding date on which sales of the common shares were reported. If the common shares are listed on more than one established stock exchange, the fair market value will be the closing price of the common shares reported on the exchange selected by the board of directors. If the common shares are not at the time listed or admitted to trading on a stock exchange, fair market value will be the mean between the highest bid and lowest asked prices or between the high and low sale prices of the common shares. If the common shares are not listed on any stock exchange or traded in the over-the-counter market, fair market value will be as determined in good faith by the board of directors in a manner consistent with Section 409A of the Internal Revenue Code.

Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding option which reduces the option price, either by lowering the option price or by canceling the outstanding option and granting a replacement option with a lower option price.

Payment of the option price for shares purchased pursuant to the exercise of an option may be made in cash or in cash equivalents acceptable to us, through a broker-assisted cashless exercise, the tender to us of common shares or by a combination of cash payment, cashless exercise, and/or tender of shares or any other method that is approved by the compensation committee.

Each option will become vested and exercisable at such times and under such conditions as the compensation committee may approve consistent with the terms of the 2009 Omnibus Incentive Plan.

In the case of incentive stock options, the aggregate fair market value of the common shares determined on the option grant date with respect to which such options are exercisable for the first time during any calendar year may not exceed $100,000.

Incentive stock options are non-transferable during the optionee’s lifetime. Awards of non-qualified stock options are generally non-transferable, except for transfers by will or the laws of descent and distribution. The compensation committee may, in its discretion, determine that an award of non-qualified stock options also may be transferred to family members by gift or other transfers deemed not to be for value.

The compensation committee may impose restrictions on any common shares acquired pursuant to the exercise of an option as it deems advisable, including minimum holding period requirements or restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which the common shares are then listed and/or traded, or under any blue sky or state securities laws applicable to the common shares.

Terms and Conditions of Stock Appreciation Rights

SARs may be granted in conjunction with all or a part of any option or other award granted under the 2009 Omnibus Incentive Plan, or without regard to any option or other award. The compensation committee will determine at the SAR grant date or thereafter the time or times at which and the circumstances under which a SAR may be exercised in whole or in part, the time or times at which and the circumstances under which a SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, whether or not a SAR will be in tandem or in combination with any other grant, and any other terms and conditions of any SAR. Exercisability of SARs may be subject to future service requirements, to the achievement of one or more of the performance objectives that are described below under “— Corporate Performance Objectives” or to such other terms and conditions as the compensation committee, in its sole discretion, may impose.

Upon exercise of a SAR, the holder will be entitled to receive, in the specified form of consideration, the excess of the fair market value of one common share on the exercise date over the grant price of such SAR, as determined by the compensation committee. The grant price of a SAR may not be less than the fair market value of a common share on the grant date. Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding SAR which would be considered a repricing under the rules of the stock exchange under which the shares are listed without the consent of the shareholders.

Awards of SARs are generally nontransferable, except for transfers by will or the laws of descent and distribution.

Terms and Conditions of Restricted Stock and Restricted Stock Units

Subject to the provisions of the 2009 Omnibus Incentive Plan, the compensation committee will determine the terms and conditions of each award of restricted stock and restricted stock units, including the restricted period for all or a portion of the award, the restrictions applicable to the award and the purchase price, if any, for the common shares subject to the award. Unless otherwise determined by the compensation committee, to the extent permitted or required by law as determined by the compensation committee, holders of shares of restricted stock will have the right during the restricted period to exercise full voting rights with respect to those shares and the right to receive any dividends declared or paid with respect to the shares. Awards of restricted stock and restricted stock units may be subject to satisfaction of individual performance objectives or one or more of the performance objectives that are described below under “— Corporate Performance Objectives.”

The restrictions and the restricted period may differ with respect to each participant. An award will be subject to forfeiture if events specified by the compensation committee occur before the lapse of the restrictions.

Awards of restricted stock and restricted stock units are generally nontransferable during the restricted period or before satisfaction of any other restrictions applicable to the awards.

Terms and Conditions of Dividend Equivalent Rights

The compensation committee is authorized to grant dividend equivalents to a participant in connection with an award under the 2009 Omnibus Incentive Plan, or without regard to any other award. Dividend equivalents will entitle the participant to receive cash or common shares equal in value to dividends paid, or other periodic payments made, with respect to a specified number of common shares. Dividend equivalents may be paid or distributed when accrued or will be deemed to have been reinvested in additional common shares or in awards under the 2009 Omnibus Incentive Plan, and will be subject to such risks of forfeiture as the compensation committee may specify. Dividend equivalents are generally nontransferable, except for transfers by will or the laws of descent and distribution.

Terms and Conditions of Performance Units and Performance Shares

The compensation committee may award performance shares and performance units in such amounts and upon such terms as the compensation committee may determine. Each performance share will have an initial value that is equal to the fair market value of a common share on the date of grant. Each performance unit will have an initial value set by the compensation committee. The compensation committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of performance units or performance shares that will be paid out to a participant. The compensation committee may, in its sole discretion, pay earned performance units or performance shares in the form of cash or in common shares equal to the value of the earned performance units or performance shares. Any common shares issued based upon performance units or performance shares may be granted subject to any restrictions that the compensation committee deems appropriate.

Terms and Conditions of Other Stock-Based Awards

The compensation committee may also grant other types of equity-based or equity-related awards, including the grant or offer for sale of unrestricted shares, in such amounts and subject to such terms and conditions as the compensation committee may determine. Any such awards may involve the transfer of actual common shares to participants, or payment in cash or otherwise of amounts based on the value of the common shares. Any other stock-based awards granted by the compensation committee may be subject to performance goals established by the compensation committee in its discretion.

Effect of Corporate Transactions

Adjustment of Shares Subject to 2009 Omnibus Incentive Plan

In the event of any increase or decrease in the number of our outstanding shares, or in the event such shares are changed into or exchanged for a different number or kind of shares or other securities of ours on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, the compensation committee will adjust, among other award terms, the number and kind of shares or property that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award in such manner as the compensation committee determines to be necessary to prevent dilution or enlargement of the rights of participants.

Effect of Corporate Transactions

Subject to the exceptions described below, upon the occurrence of a “corporate transaction,” as defined in the 2009 Omnibus Incentive Plan, all outstanding shares of restricted stock and all stock units will become immediately vested, and the common shares subject to outstanding stock units will be delivered immediately before the occurrence of the corporate transaction. In addition, either of the following two actions will be taken:

•	fifteen days before the scheduled completion of the corporate transaction, all options and stock appreciation rights will become immediately exercisable and will remain exercisable for a period of fifteen days, or

•	instead of providing for accelerated vesting in awards under the 2009 Omnibus Incentive Plan in connection with the corporate transaction, the compensation committee may provide that awards, whether or not exercisable, will be terminated and the holders of awards will receive a cash payment, or the delivery of common shares, other securities or a combination of cash, shares and securities equivalent to such cash payment, equal to the value of the award.

These actions will not apply to any corporate transaction to the extent that provision is made in writing in connection with the corporate transaction for the assumption or continuation of the outstanding awards, or for the substitution for such outstanding awards of similar awards relating to the stock of the successor entity, or a parent or subsidiary of the successor entity, with appropriate adjustments to the number of common shares that would be delivered and the exercise price, grant price or purchase price relating to any such award. If an award is assumed or substituted in connection with a corporate transaction and the holder is terminated without cause within a year following a change in control, the award will be fully vested and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the one-year period immediately following such termination or for such longer period as the compensation committee shall determine.

A “corporate transaction” means:

•	a dissolution or liquidation or a merger, consolidation, or reorganization with one or more other entities in which we are not the surviving entity;

•	a sale of substantially all of our assets to another person or entity; or

•	any transaction which results in any person or entity, other than Mr. Wenhua Guo or Duoyuan Investments Limited, owning 50% or more of the combined voting power of all classes of our shares.

If we are the surviving entity in any reorganization, merger, or consolidation of the company with one or more other entities which does not constitute a corporate transaction, any option or stock appreciation right outstanding under the 2009 Omnibus Incentive Plan will apply to the securities to which a holder of the number of our shares subject to the option or stock appreciation right would have been entitled immediately following the transaction, with a corresponding proportionate adjustment of the exercise price. In such an event, stock units will be adjusted so as to apply to the securities that a holder of the number of our shares subject to the stock units would have been entitled to receive immediately following the transaction.

The compensation committee may provide in any agreement under the 2009 Omnibus Incentive Plan for different provisions to apply to an award under the plan than those described above.

Corporate Performance Objectives

Section 162(m) of the Internal Revenue Code limits public companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the three most highly compensated executive officers determined at the end of each year. Performance-based compensation is excluded from this limitation. The 2009 Omnibus Incentive Plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the 2009 Omnibus Incentive Plan becomes subject to Section 162(m).

Section 162(m) requires that, to qualify as performance-based, the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals. In the case of compensation attributable to 2009 Omnibus Incentive Plan awards other than options, the performance goal requirement is deemed satisfied if the vesting of such awards is subject to the achievement of performance goals based on objective business criteria. To establish performance objectives for these awards, the compensation committee will exclusively use business criteria specified in the 2009 Omnibus Incentive Plan. The performance objectives may be stated either on an absolute or relative basis and may be based on one or more of such business criteria. The business criteria are:

•	net earnings or net income;

•	operating earnings;

•	pretax earnings;

•	earnings per share;

•	share price, including growth measures and total shareholder return;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and/or amortization;

•	sales or revenue growth, whether in general, by type of product or service, or by type of customer;

•	gross or operating margins;

•	return measures, including return on assets, capital, investment, equity, sales or revenue;

•	cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;

•	productivity ratios;

•	expense targets;

•	market share;

•	financial ratios as provided in our and our subsidiaries’ credit agreements;

•	working capital targets;

•	completion of acquisitions of businesses or companies;

•	completion of divestitures and asset sales; and

•	any combination of any of the foregoing business criteria.

The business criteria may be used to measure our performance or the performance of any of our subsidiaries or affiliates as a whole or any business unit of any of the foregoing or any combination thereof, as the compensation committee deems appropriate. The compensation committee also may compare the performance measures listed above against the performance of a group of comparative companies, or a published or special index that the compensation committee, in its sole discretion, deems appropriate. We may use the share price performance measure as compared to various stock market indices. The compensation committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance measures listed above.

Director Compensation

Only our non-employee directors are compensated for serving on our board of directors, and the payments vary depending on the non-employee directors’ experiences and expertise. Additionally, our non-employee directors receive $1,000 for attending each meeting of our board of directors at which there is a quorum, whether in person or by telephone, up to a maximum of $5,000 per fiscal year. There are no other fees or reimbursements paid to our non-employee directors, except for reimbursements for the traveling expenses incurred due to participation in our board of director meetings.

The following table sets forth the compensation paid during fiscal 2009 to our directors:

					Change in
					Pension Value
					and
	Fees				Nonqualified
	Earned			Non-Equity	Deferred
	or Paid in	Share	Options	Incentive Plan	Compensation	All Other
Name of Director	Cash(1)	Awards	Awards	Compensation	Earnings	Compensation	Total

Wenhua Guo(2) Former Chief Executive Officer and Chairman	—	—	—	—	—	—	—
Xiqing Diao(3) Chief Operating Officer	—	—	—	—	—	—	—
Lianjun Cai	$8,824	—	—	—	—	—	$8,824
Christopher Patrick Holbert(4)	$21,000	—	—	—	—	—	$21,000
Punan Xie	$14,117	—	—	—	—	—	$14,117

(1)	Amounts set forth in these columns were paid to or received by the director in Renminbi and were converted into U.S. dollars based on the conversion rate in effect on June 30, 2009.
(2)	Mr. Guo served as director during fiscal 2008. He did not receive any compensation for his service as director. Mr. Guo resigned as our chief executive officer effective as of June 29, 2009.
(3)	Mr. Diao served as director during fiscal 2008. He did not receive any compensation for his service as director. Mr. Diao was appointed as our interim chief executive officer effective as of July 9, 2009. He served in that capacity until we appointed Mr. Holbert as our chief executive officer on August 26, 2009.
(4)	Mr. Holbert served as director until his resignation in August 2009. He became our chief executive officer on August 26, 2009.

Compensation Committee Interlocks and Insider Participation

None of our executive officers served on our compensation committee or on the compensation committee of another entity during fiscal 2007, 2008 or 2009. None of our executive officers served as director of another entity, other than affiliates of Duoyuan China, during fiscal 2007, 2008 and 2009.

RELATED PARTY TRANSACTIONS

The following is a description of our related party transactions:

Liquidated Damages Related to Private Placement

In November 2006, we raised approximately $23.5 million by issuing shares to certain investors in a private placement. We were obligated to (1) register the resale of these shares with the Securities and Exchange Commission within 90 days of the closing of the private placement, pursuant to a registration rights agreement, and (2) terminate certain related party transactions. We failed to timely register for resale the private placement shares and terminate the related party transactions, resulting in liquidated damages. We recorded liquidated damages and expenses of $2.1 million for the year ended June 30, 2007. There was no interest charge for late payment.

In November 2007, we reached a settlement with the private placement investors to waive the respective liquidated damages owed to them in exchange for either cash or warrants for common shares. Each private placement investor made its own election and, accordingly, we issued to 25 of these private placement investors warrants to purchase 576,425 common shares, and we paid a total of $0.4 million in cash to 10 of these private placement investors. The private placement investors agreed that the our issuance of these warrants and our payments of cash constituted full satisfaction of our obligations to pay them liquidated damages with respect to the penalties under the securities purchase agreement dated October 24, 2006 and the registration rights agreement. We settled the claims for liquidated damages in the third quarter of fiscal 2008.

Make Good Escrow Arrangement

As an inducement to participate in the private placement and as set forth in the securities purchase agreement dated October 24, 2006, Wenhua Guo had agreed to cause Duoyuan Investments Limited to deposit 6,899,177 common shares in escrow to be released to Duoyuan Investments Limited or the private placement investors pursuant to the terms set forth in the make good escrow agreement dated October 24, 2006. Duoyuan Investments Limited retained the voting power and dividend rights of these escrow shares until any release of the shares to the private placement investors. The make good escrow agreement set forth annual performance and financial benchmarks for us to meet for each year ended June 30, 2006, 2007 and 2008. A third of the escrow shares would be released promptly to the private placement investors after each annual notification to the escrow agent of our failure to meet the performance and financial benchmarks for any applicable year. A third of the escrow shares would be released promptly to Duoyuan Investments Limited after each annual notification of our success in meeting the performance and financial benchmarks for any applicable year. We met all annual performance and financial benchmarks for the years ended June 30, 2006, 2007, and 2008. All escrow shares have been released to Duoyuan Investments Limited.

Real Property Related Transactions

Duoyuan China leases property at No. 3 Jinyuan Road, which consists of 3,080 square meters of space, from Duoyuan Information, a company owned by Wenhua Guo, the chairman of our board of directors. The property is used as an office building. Duoyuan China originally leased the property at No. 3 Jinyuan Road from Duoyuan Water, a company owned by Mr. Guo. The initial lease had a five-year term from January 1, 2003 to December 31, 2007 and was extended for one year. The annual rent was $136,002. As a result of the property transfer between Duoyuan Water and Duoyuan Information, in which Duoyuan Information became the new owner of the property at No. 3 Jinyuan Road, the initial lease with Duoyuan Water was terminated. We entered into a new lease with Duoyuan Information for a period from July 1, 2008 to December 31, 2009, with annual rent payment of $0.2 million. Pursuant to the terms of the now terminated lease with Duoyuan Water, Duoyuan China’s rental payments included electricity and water utility costs. During the term of the lease, Duoyuan Water paid Duoyuan

China’s portion of the electricity and water bill. As a result, such utility costs became Duoyuan China’s payable to Duoyuan Water. In addition, Duoyuan China transferred some of its employees to Duoyuan Water. The social welfare tax associated with these employees accrued before the transfer, thus that amount became Duoyuan China’s payable to Duoyuan Water. Between July 2007 and December 2007, Duoyuan China paid RMB3.4 million ($0.5 million) to Duoyuan Water for these accrued payable payments accumulated during calendar years 2005 to 2007. By December 31, 2007, all accrued payables Duoyuan China owed to Duoyuan Water under the terminated lease had been settled.

Langfang Duoyuan leased part of its manufacturing plant to Duoyuan Water Treatment Equipment Manufacturing (Langfang) Co., Ltd, a company 80% owned by Mr. Guo. The lease is valid from October 1, 2004 to September 30, 2009. On May 25, 2007, pursuant to a termination agreement, Langfang Duoyuan and Duoyuan Water Treatment Equipment Manufacturing (Langfang) Co., Ltd terminated the lease. Total rental income for the year ended June 30, 2007 was $0.4 million. We did not receive any rental income for fiscal 2008 and 2009.

Intellectual Property Transfer

Pursuant to a letter of trademark use authorization dated June 30, 2001, Duoyuan Water granted Duoyuan China the use of the “Duoyuan” trademark name. Duoyuan Water transferred the “Duoyuan” trademark name, along with other trademarks Duoyuan Water owned, to Duoyuan Investments Limited effective as of August 21, 2008. On October 2008, Duoyuan China and Duoyuan Investments Limited entered into a registered trademark usage license agreement, pursuant to which Duoyuan Investments Limited granted Duoyuan China a royalty free and perpetual license to use the trademarks owned by Duoyuan Investments Limited, including the “Duoyuan” trademark name.

Pursuant to a letter of patent use authorization dated June 30, 2001, Huiyuan Institute granted Duoyuan China the permanent use of a patent for an automatic offset press ink system quick cleaning device. On December 26, 2002, pursuant to an assignment agreement, Huiyuan Institute assigned this patent to Duoyuan China without charge. On March 11, 2008, Duoyuan China and Huiyuan Institute terminated the original letter of patent use authorization with a termination of letter of patent use authorization.

Sales and Purchase Transactions with Related Parties

After the completion of our Langfang Duoyuan facility, there were approximately $0.4 million in surplus construction materials, which Langfang Duoyuan sold to Duoyuan China at cost. As of December 31, 2006, Duoyuan China had failed to settle this account and violated the related party transaction covenants under the securities purchase agreement dated October 24, 2006. As of June 30, 2007, this receivable account had been fully settled.

Duoyuan China previously engaged Tianjin Automobile Water Pump Co., Ltd., of which Mr. Wenhua Guo is the sole shareholder, as its supplier of certain key parts and components. Duoyuan China made prepayments to Tianjin Automobile Water Pump Co., Ltd. for these parts and components. These pre-payments became related party receivables to Duoyuan China. As of December 31, 2006, Duoyuan China failed to settle this account, which amounted to $38,716, and violated the related party transaction covenants under the securities purchase agreement. During the year ended June 30, 2007, Duoyuan China paid $1.6 million to Tianjin Automobile Water Pump Co., Ltd., and this account was fully settled as of June 30, 2007. We do not plan to engage in any further related party transactions with Tianjin Automobile Water Pump Co., Ltd. in the future.

Loans or Debt with Related Parties

As of June 30, 2005, Duoyuan China received various short-term loans from Duoyuan Water totaling $2.5 million. The loans were non-interest bearing and due on demand. These short-term loans became related party payables to Duoyuan Water. During the year ended June 30, 2006, Duoyuan China paid Duoyuan Water $1.7 million relating to these loans. During the six months ended December 31, 2006, Douyuan China paid Duoyuan Water $0.5 million relating to these loans. As of June 30, 2007, these short-term loans were fully settled.

During 2006, Duoyuan China also made several short-term loans to Duoyuan Water. The loans were non-interest bearing and due on demand. These short-term loans became related party receivables to Duoyuan China. Duoyuan China failed to settle this receivable account, which amounted to $3.4 million, as of December 31, 2006. As of June 30, 2007, these short-term loans were fully settled.

Promissory Note Conversions

We issued a non-interest bearing convertible promissory note to Dempsey Mork, our former founder, president and chief executive officer who resigned upon the completion of the equity transfer in October 2006, for the principal amount of $50,000, as reimbursement for his payment of certain operational fees and costs we incurred prior to the equity transfer. This note was converted into 372,871 common shares on September 15, 2006. We also issued a non-interest bearing convertible promissory note to Millennium Capital, Inc. for the principal amount of $20,000, as reimbursement of funding assistance it provided to us prior to the equity transfer. Millennium Capital, Inc. is controlled by Jonathan Mork, the son of Dempsey Mork and a director of Roth Capital Partners, our placement agent for the November 2006 private placement. This note was also converted into 372,871 common shares on September 15, 2006. For more information on the Dempsey Mork, Jonathan Mork and Millennium Capital, Inc. see “Selling Security Holders.”

Indebtedness of Management

None.

Review, Approval or Ratification of Transactions with Related Persons

Under our Related Party Transaction Procedures, all related party transactions must be reviewed and approved by our audit committee. As such, we have conducted and will continue to conduct a review of all related party transactions for potential conflicts of interest on an ongoing basis. All such transactions relating to executive officers, directors, and employees must be approved by our audit committee. The standard applied by the audit committee in reviewing a related party transaction is whether such transaction is in the best interests of the company and its shareholders. In determining whether to approve or ratify such a transaction, the audit committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no more favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

Under our Related Party Transaction Procedures, prior to entering into a related party transaction, the related party or responsible management personnel must provide notice of the transaction to our chief financial officer or chief executive officer. Once the chief financial officer or the chief executive officer is notified about a proposed related party transaction, the officer, director, or employee responsible for that related party transaction must then prepare a memorandum regarding the proposed related party transaction for review by the compliance officer. Once reviewed by the compliance officer, the memorandum and any supporting information will be delivered to the audit committee for its consideration. If the related party transaction involves a member of the audit committee, the matter will be forwarded to all of the directors who qualify as independent directors and are not involved in the related party transaction for their consideration. The audit committee or the independent directors, as applicable, will then review and consider the matter and take appropriate action by a majority vote. In addition, the chief financial officer or chief executive officer shall report to the full board of directors at least quarterly on the status of all existing or proposed related party transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of the date of this prospectus, with respect to the beneficial ownership of our common shares:

•	names and addresses of each person known to us to own beneficially more than 5% of our common shares; and

•	each of our directors and executive officers who beneficially own our common shares, and ownership by all of our directors and executive officers as a group.

As of the date of this prospectus, we have a total of 25,000,050 common shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to our common shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement.

	Common Shares
	Beneficially Owned Prior
	to this Offering			Common Shares Beneficially Owned After this Offering(1)
Name and Address of Beneficial Owner	Number(2)		%(2)	Number		%

Directors and Executive Officers
Directors
Wenhua Guo(3)
Chairman	17,562,355	(3)(4)	70.25%	17,562,355	(3)(4)	55.98%
Xiqing Diao
Director and Chief Operating Officer	—		—	241,620		0.77%
Lianjun Cai
Director	—		—	—		—
Punan Xie
Director	—		—	—		—
James Zhang
Director	—		—	—		—

Executive Officers
Christopher Patrick Holbert
Chief Executive Officer	—		—	—		—
William D. Suh
Chief Financial Officer	—		—	—		—
Wenzhong Liu
Vice President of Sales and Marketing	—		—	28,200		0.09%
Yubao Wei
Chief Technology Officer	—		—	7,200		0.02%
All Directors and Executive Officers as a Group (9 members)	17,562,355		70.25%	17,839,375		56.86%

	Common Shares
	Beneficially Owned Prior
	to this Offering			Common Shares Beneficially Owned After this Offering(1)
Name and Address of Beneficial Owner	Number(2)		%(2)	Number		%

Principal Shareholders
Duoyuan Investments Limited No. 3 Jinyuan Road Daxing Industrial Development Zone Beijing, People’s Republic of China, 102600	17,562,355	(3)(4)	70.25%	17,562,355	(3)(4)	55.98%
Barry M. Kitt 4965 Preston Park Blvd., Ste 240 Plano, TX 75093	1,961,698	(5)	7.85%	1,961,698	(5)	6.25%
Pinnacle China Fund, L.P. 4965 Preston Park Blvd., Ste 240 Plano, TX 75093	1,599,613	(5)	6.40%	1,599,613	(5)	5.10%

(1)	Assumes the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

(2)	The percentage of beneficial ownership is based on 25,000,050 common shares outstanding as of the date of this prospectus, excluding 875,000 restricted common shares to be granted to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, on or prior to the completion of this offering, pursuant to our 2009 Omnibus Incentive Plan. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, each of the shareholders named in this table has sole voting and dispositive power with respect to the common shares shown as beneficially owned by such shareholder. The address for all of our directors and executive officers is c/o Duoyuan Printing, Inc., No. 3 Jinyuan Road, Daxing Industrial Development Zone, Beijing, People’s Republic of China, 102600.

(3)	Duoyuan Investments Limited, a British Virgin Islands company, is the direct holder of 17,562,355 common shares. All of the equity interests of Duoyuan Investments Limited is held by Wenhua Guo, the chairman of our board of directors, who may be deemed the beneficial owner of the 17,562,355 common shares owned by Duoyuan Investments Limited.
(4)	As an inducement to participate in the November 2006 private placement and as set forth in the securities purchase agreement dated October 24, 2006, Wenhua Guo had agreed to cause Duoyuan Investments Limited to deposit 6,899,177 common shares in escrow to be released to Duoyuan Investments Limited or the private placement investors pursuant to the terms set forth in a make good escrow agreement dated October 24, 2006. Duoyuan Investments Limited retained the voting power and dividend rights of these escrow shares until any release of the shares to the private placement investors. The make good escrow agreement set forth annual performance and financial benchmarks for us to meet for each year ended June 30, 2006, 2007 and 2008. A third of the escrow shares would be released promptly to the private placement investors after each annual notification to the escrow agent of our failure to meet the performance and financial benchmarks for any applicable year. A third of the escrow shares would be released promptly to Duoyuan Investments Limited after each annual notification of our success in meeting the performance and financial benchmarks for any applicable year. We met all annual performance and financial benchmarks for the years ended June 30, 2006, 2007 and 2008. All escrow shares have been or will be released to Duoyuan Investments Limited.
(5)	Pinnacle China Fund, L.P. is the direct holder of 1,440,627 common shares and a warrant to purchase 158,986 common shares. Pinnacle China Fund, L.P.’s general partner is Pinnacle China Advisers, L.P. Pinnacle China Advisers, L.P.’s general partner is Pinnacle China Management, L.L.C. Pinnacle China Management, L.L.C. is managed by Kitt China Management, L.L.C., managed by Barry M. Kitt. As a result of Mr. Kitt’s control over these entities, Mr. Kitt may be deemed the beneficial owner of the 1,599,613 common shares beneficially owned by Pinnacle China Fund, L.P.

Pinnacle Fund, L.P. is the direct holder of 362,085 common shares. Pinnacle Fund, L.P.’s general partner is Pinnacle Advisers, L.P. Pinnacle Advisers, L.P.’s general partner is Pinnacle Fund Management, LLC. The sole member of Pinnacle Fund Management, LLC is Mr. Kitt. As a result of Mr. Kitt’s control over these entities, Mr. Kitt may be deemed the beneficial owner of the 362,085 common shares owned by Pinnacle Fund, L.P.

Mr. Kitt expressly disclaims beneficial ownership of the 1,961,698 common shares beneficially owned by Pinnacle China Fund, L.P. and Pinnacle Fund, L.P.

SELLING SECURITY HOLDERS

The selling shareholders are selling 769,462 shares of our common shares, which were issued to them in our November 2006 private placement. None of our pre-equity transfer investors, which include certain investors, members of our former management team and their affiliates, is selling shares in this offering.

We effected a 1-for-2.68189924 reverse share split on July 17, 2007. With respect to fractional shares, each holder of our common shares who would otherwise have been entitled to a fraction of a share upon surrender of such holder’s certificate(s) received one common share. The number of our outstanding and issued shares prior to the reverse share split was 67,047,481. Upon the effectiveness of the reverse share split, the number of our outstanding and issued shares became 25,000,050. The following information about selling security holders reflects the reverse share split described above.

Pre-Equity Transfer Investors

The shares issued to the pre-equity transfer investors were issued at various times over a period of eight years since the time of our incorporation until the equity transfer, pursuant to the exemption from the registration provisions of the Securities Act provided by Section 4(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, for issuances not involving a public offering.

The pre-equity transfer shares include (1) 382,868 shares issued to investors in a private placement in December 1998, (2) 372,871 shares issued to Dempsey Mork, our former founder, president and chief executive officer who resigned upon the completion of the equity transfer, upon the conversion of a non-interest bearing convertible promissory note on September 15, 2006, (3) 372,871 shares issued to Millennium Capital, Inc. upon the conversion of a separate non-interest bearing convertible promissory note on September 15, 2006 and (4) 176,463 shares issued to members of our former management team and their affiliates between 1998 and 2005, including Dempsey Mork, Randall A. Baker, our former vice president who resigned in 2002, and Norbert LeBouef, our former chief financial officer who resigned at the closing of the equity transfer. See “Related Party Transactions — Promissory Note Conversions” for description of the conversions of the two non-interest bearing convertible promissory notes.

The pre-equity transfer investors are reasonably believed to be “accredited” investors as defined in Regulation D under the Securities Act, or were a spouse or relative of an accredited investor who shared the same principal residence with the accredited investor. Unless otherwise discussed in this prospectus, the pre-equity transfer investors did not engaged in any transactions with us during fiscal 2007, 2008, and 2009.

Private Placement Investors

In November 2006, we issued common shares to certain investors for an aggregate purchase price of $23.5 million. This private placement was made pursuant to the exemption from the registration provisions of the Securities Act provided by Section 4(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, for issuances not involving a public offering. The private placement investors were persons reasonably believed to be “accredited investors” as defined in Regulation D under the Securities Act. Pursuant to the securities purchase agreement dated October 24, 2006, we agreed to file this registration statement in order to enable the private placement investors to sell their common shares. None of the private placement investors or their officers had any prior material relationship with us. We did not receive any other consideration from the private placement investors besides than the proceeds from the private placement.

Selling Shareholders

The table below shows the number of shares owned by the selling shareholders based upon information they have provided to us. Percentages of shares beneficially owned by any person is calculated by dividing the number of shares beneficially owned by that person by the sum of the number of common shares outstanding as of the date of this prospectus and the number of common shares as to which that person has the right to acquire voting or investment power as of the date of this prospectus, or within 60 days thereafter. Unless otherwise indicated, the selling shareholders have the sole power to direct the voting and investment over the shares they own. This information is based solely on information provided by or on behalf of the selling shareholders set forth below, and we have not independently verified the information.

Except as provided below, to our knowledge, no selling shareholder nor any of their affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us within the past three years other than as a result of the ownership of our securities, unless disclosed otherwise in this prospectus. Unless otherwise described below, the selling shareholders have confirmed to us that they are not broker-dealers or affiliates of a broker-dealer within the meaning of Rule 405 of the Securities Act.

	Common Shares Beneficially				Common Shares Beneficially
	Owned Prior to the Offering				Owned After the Offering
	Number of				Number of
	Shares			Number of	Shares
	Beneficially		Percent	Shares Being	Beneficially		Percent
Selling Shareholder	Owned		of Class(%)	Offered	Owned		of Class(%)

The Frost National Bank Cust FBO(1) Renaissance US Growth Investment Trust PLC	657,597	(10)	2.63	195,313	462,284	(10)	1.47
The Frost National Bank Cust FBO(2) US Special Opportunities Trust PLC	219,199	(11)	*	65,104	154,095	(11)	*
The Frost National Bank Cust FBO(3) Renaissance Capital Growth & Income Fund III	146,133	(12)	*	43,403	102,730	(12)	*
The Northern Trust Comp Cust FBO(4) Premier RENN US Emerging Growth Fund Limited	146,133	(12)	*	43,403	102,730	(12)	*
Jayhawk Private Equity Fund, L.P.(5)	824,861	(13)	3.30	244,992	579,869	(13)	1.85
Jayhawk Private Equity Co-Invest Fund, L.P.(5)	51,935	(14)	*	15,425	36,510	(14)	*
SCG Private Holdings, LLC(6)	69,011		*	23,003	46,008		*
Heller Capital Investments, LLC(7)	175,360	(15)	*	52,083	123,277	(15)	*
Berlin Capital Growth, L.P.(8)	130,209		*	43,403	86,806		*
MidSouth Investor Fund LP(9)	145,900	(16)	*	43,333	102,567	(16)	*

Selling Shareholder Shares in Total	2,566,338	(17)	10.27	769,462	1,796,876	(17)	5.72

*	Less than 1%

(1)	Russell Cleveland has investment and voting control over the shares held by The Frost National Bank Cust FBO Renaissance US Growth Investment Trust PLC. Mr. Cleveland is the president of RENN Capital Group, Inc., which is the investment advisor of Renaissance US Growth Investment Trust PLC.

(2)	Russell Cleveland has investment and voting control over the shares held by The Frost National Bank Cust FBO US Special Opportunities Trust PLC. Mr. Cleveland is the president of RENN Capital Group, Inc., which is the investment advisor of U.S. Special Opportunities Trust PLC.

footnotes continued on following page

(3)	Russell Cleveland has investment and voting control over the shares held by The Frost National Bank Cust FBO Renaissance Capital Growth & Income Fund III. Mr. Cleveland is the president of RENN Capital Group, Inc., which is the investment advisor of Renaissance Capital Growth & Income Fund III, Inc.

(4)	Russell Cleveland has investment and voting control over the shares held by The Northern Trust Comp Cust FBO Premier RENN US Emerging Growth Fund Limited. Mr. Cleveland is the president of RENN Capital Group, Inc., which is the investment advisor of Premier RENN US Emerging Growth Fund Limited.

(5)	Kent McCarthy has investment and voting control over the shares held by Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P. Mr. McCarthy is the managing member of Jayhawk Capital Management, L.L.C., which is the general partner of Jayhawk Private Equity GP, L.P., which is the general partner of Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P.

(6)	Dr. Michael Burry has investment and voting control over the shares held by SCG Private Holdings, LLC.

(7)	Ronald I. Heller, chief investment officer of Heller Capital Investments, LLC, has investment and voting control over the shares held by Heller Capital Investments, LLC.

(8)	Thomas G. Berlin, managing member of Berlin Financial, Ltd, which is the general partner of Berlin Capital Growth, L.P, has investment and voting power over the shares held by Berlin Capital Growth, L.P..

(9)	Lyman O. Heidtke, general partner for MidSouth Investor Fund LP, has sole investment and voting control over the shares held by MidSouth Investor Fund LP.

(10)	Includes warrants to purchase 71,658 shares.

(11)	Includes warrants to purchase 23,886 shares.

(12)	Includes warrants to purchase 15,924 shares.

(13)	Includes warrants to purchase 89,885 shares.

(14)	Includes warrants to purchase 5,659 shares.

(15)	Includes warrants to purchase 19,109 shares.

(16)	Includes warrants to purchase 15,899 shares.

(17)	Includes warrants to purchase 242,020 shares.

Except as otherwise described above, none of the selling shareholders have any material relationship with us other than the private placement transaction described in this prospectus.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 101,000,000 shares, including 100,000,000 common shares and 1,000,000 preferred shares, with par value of $0.001 per share. As of the date of this prospectus, we have 25,000,050 common shares issued and outstanding. As of the same date, warrants to purchase 1,226,972 common shares have been granted, but no warrant has been exercised. On or prior to the completion of this offering, we will grant 875,000 restricted common shares to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, pursuant to our 2009 Omnibus Incentive Plan. The grant of 875,000 restricted common shares will be a one-time bonus stock award to approximately 50 employees and will be contingent upon the closing of our public offering. The common shares under the grant will be restricted and subject to a six month cliff vesting period. Upon completion of this offering, we will have 31,375,050 common shares issued and outstanding.

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, whose address is 59 Maiden Lane, New York, NY 10038, and whose phone number is (212) 936-5100.

The following summary description relating to our shares does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation, as amended, and our bylaws, as amended and restated.

Common Shares

Holders of our common shares are entitled to one vote for each share they own on matters submitted to a vote of shareholders. They are entitled to receive pro rata any dividends, if any, as may be declared by our board of directors out of funds legally available thereafter. Holders of our common shares do not have any preemptive or other rights to subscribe for additional shares. Holders of our common shares are entitled to receive ratably any assets for distribution to shareholders upon our liquidation, dissolution or winding up. There are no conversion or sinking fund provisions applicable to our common shares. All of our outstanding common shares are fully paid and nonassessable.

On November 2, 2006, we closed a private placement and issued an aggregate of 6,132,622 shares to the private placement investors for an aggregate purchase price of $23.5 million. This private placement was made pursuant to the exemption from the registration provisions of the Securities Act provided by Section 4(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, for issuances not involving a public offering.

Pursuant to the securities purchase agreement dated October 24, 2006, if the difference between our current assets and current liabilities for the years ended June 30, 2006 is less than $3.5 million, we are then required to immediately issue additional shares to each private placement investor at no additional consideration. Because our June 30 audited working capital amount exceeded $3.5 million, we were not required and did not issue any additional share to the private placement investors.

As an inducement to participate in our November 2006 private placement and as set forth in the securities purchase agreement, Wenhua Guo had agreed to cause Duoyuan Investments Limited to deposit 6,899,177 common shares in escrow to be released to Duoyuan Investments Limited or the private placement investors pursuant to the terms set forth in a make good escrow agreement dated October 24, 2006. Duoyuan Investments Limited retained the voting power and dividend rights of these escrow shares until any release of the shares to the private placement investors. The make good escrow agreement set forth annual performance and financial benchmarks for us to meet for each year ended June 30, 2006, 2007 and 2008. A third of the escrow shares would be released promptly to the private placement investors after each annual notification to the escrow agent of our failure to meet the performance and financial benchmarks for any applicable year. A third of the escrow shares would be released promptly to Duoyuan Investments Limited after each annual notification of our success in meeting the performance and financial benchmarks for any applicable year. We met all annual performance and financial benchmarks for the years ended June 30, 2006, 2007 and 2008. All escrow shares have been or will be released to Duoyuan Investments Limited.

We agreed to certain covenants under the securities purchase agreement, including to hire a chief financial officer with U.S. GAAP and auditing procedure expertise and knowledge, who has either previously acted as chief financial officer for an U.S. public company or has been a partner in an U.S. accounting firm. The private placement investors deposited $2.0 million of the private placement proceeds in escrow. If we failed to hire a qualifying chief financial officer, such funds would be returned to the private placement investors. We also agreed to ensure our board of directors would comprise of a majority of independent directors. The private placement investors deposited an additional $2.0 million of the private placement proceeds in escrow, which would be returned to them should we fail to meet this covenant regarding our board of directors. Effective as of April 23, 2007, we had satisfied our covenants with respect to hiring a qualifying chief financial officer and institute a board of directors with independent directors. Consequently, the $4.0 million escrow fund was released to us. Additionally, we agreed to use commercially reasonable efforts to retain a nationally recognized investors relations firm (including its overseas offices or subsidiaries). We engaged CCG Investor Relations Partners, LLC to be our investor relationship firm in October, 2006.

Pursuant to the securities purchase agreement, we agreed to cease all related party transactions and to settle all outstanding balances due to or from related parties by December 31, 2006. We failed to timely terminate these related party transactions and recorded liquidated damage. To settle the liquidated damages resulting from our failure to meet the related party transaction covenants, in November 2007 we reached a settlement with the private placement investors who agreed to waive all penalties due in exchange for warrants or cash payments. See “— Warrants.”

Registration Rights

Concurrent with the securities purchase agreement, we and the private placement investors entered into a registration rights agreement dated October 24, 2006, pursuant to which we were obligated to register the resale of the our common share. We are obligated to include in such resale registration statement the shares issued to the private placement investors, shares issuable upon our delivery of certain additional shares (as defined in the securities purchase agreement), and shares issuable upon exercise of warrants, if any. The escrow shares related to the make good escrow agreement dated October 24, 2006, if any were transferred to the private placement investors, are also to be included in the resale registration statement. We failed to timely register for resale, resulting in liquidated damage equal to 1%, but capped at 8%, of the aggregate private placement proceeds. We settled the claims for liquidated damages in the third quarter of the year ended June 30, 2008.

On November 18, 2008, we entered into a waiver agreement with certain private placement investors who hold in aggregate a majority of the common shares issued pursuant to the securities purchase agreement. Pursuant to the waiver agreement, we shall (1) file a registration statement with the Securities and Exchange Commission, (2) cause the registration statement to be declared effective under the Securities Act, and (3) cause our common shares to be listed on the New York Stock Exchange, on or before January 31, 2009. Pursuant to the waiver agreement, the private placement investors waived certain rights under the securities purchase agreement and the registration rights agreement. The rights waived primarily relate to certain sections in the securities purchase agreement that (1) prohibit us from filing any registration statement other than a resale registration statement for the private placement investors and (2) require us to list our common shares as promptly as possible following the effectiveness of such a resale registration statement. We and the private placement investors also agreed that the aggregate amount of common shares the private placement investors could include in the offering described above (on a pro rata basis) shall be 20% of the offering’s total amount of common shares. We are not subject to any penalty, monetary or otherwise, under the waiver agreement for not complying with the January 31, 2009 date specified therein.

Warrants

On October 9, 2006, as part of our compensation to them, we issued Investor Relations Partners, LLC warrants to acquire 37,287 common shares at the price of $4.61 per share.

On November 2, 2006, as part of our compensation to them, we issued Roth Capital Partners warrants to purchase 613,260 shares of our common share at a strike price of $4.21 per share for a term of five years. The warrants are exercisable at any time after June 30, 2008 on a cashless or net exercise basis. The common shares issuable upon the exercise of the warrants have registration rights, but they are not included in this registration statement.

In November 2007, we reached the maximum liquidated damage amount stipulated by the securities purchase agreement. We reached a settlement with the private placement investors who agreed to waive all penalties due in exchange for warrants or cash payments. Accordingly, we issued to 25 of the private placement investors warrants to purchase 576,425 common shares at a strike price of $5.76 per share for a term of five years starting on June 30, 2008, and are exercisable at any time after June 30, 2008 on a cashless basis at all times. For the 10 private placement investors who elected to receive cash payments, we paid them a total of $0.4 million. We settled the claims for liquidated damages in the third quarter of the year ended June 30, 2008.

Certain Provisions of Wyoming Law and of Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

On September 10, 2009, our board of directors deemed it advisable and in the best interests of the company to amend and restate our articles of incorporation. At our annual meeting on October 15, 2009, our shareholders approved our amended and restated articles of incorporation. We have set forth below a summary of certain provisions of Wyoming law and of our amended and restated articles of incorporation, and of our amended and restated bylaws, which were adopted by our board of directors on October 16, 2009. For a complete description, we refer you to our amended and restated articles of incorporation and our amended and restated bylaws attached as exhibits to the registration statement which includes this prospectus.

Our Board of Directors

Our bylaws provide that the number of directors shall be fixed from time to time by the board of directors. Under Wyoming law, if the shareholders approve of a change from fixed number of directors to a variable number, the board of directors may increase or decrease the number of directors within the prescribed range without shareholder approval.

Our first board of directors will hold office until the first annual meeting of shareholders and until their successors have been duly elected and qualified or until there is a decrease in the number of directors. Thereafter, directors will be elected at annual shareholder meetings and shall hold office until the next annual shareholder meeting, unless our articles of incorporation or bylaws provide for staggered terms, or until the director’s prior death, resignation or removal.

Any vacancy on our board of directors occurring by reason of a decrease in the number of directors, or by reason of the death, resignation, disqualification, removal or inability to act, or other cause, shall be filled by an affirmative vote of a majority of the remaining directors.

Our directors are elected by a plurality vote of the shareholders, who have no cumulative voting rights to elect directors. Consequently, at each annual shareholder meeting, the holders of a majority of our common shares can elect all of our directors. Our directors may only be removed for cause by the shareholders. A director may only be removed for cause by the shareholders at a meeting called for the purpose of removing a director and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director. If a quorum exists, a director is removed for cause if the votes approving the removal exceed the number of votes opposing the removal. Currently, we do not have shareholder voting groups (as defined below). However, if we do implement voting groups, and one particular group has elected a specific director or directors, then, under Wyoming law, only the shareholders of that voting group can remove that director or directors.

Shareholder Voting Groups

We have two classes of shares, preferred shares and common shares. We do not have any preferred shares issued and outstanding. We do not have voting groups, nor do we plan to do so in the future. Holders of our common shares have equal voting rights. Consequently, we have a single voting group comprised of holders of our common shares.

Under Wyoming law, a voting group is defined as a class of shareholders entitled to vote and be counted collectively as a group on specific matters at a shareholder meeting. Under Wyoming law, a corporation has broad discretion to create voting groups. A corporation may provide, for example, that a certain decision requires approval by a certain class of shares, even if the decision was approved by all other shareholders. In another instance, a corporation may provide that only one class of shares has the power to decide a particular matter.

Amendment to Our Bylaws

Generally speaking, our bylaws may be amended by our board of directors or our shareholders. However, Wyoming law provides that certain bylaw amendments must be approved by the shareholders, such as a bylaw that changes the quorum or voting requirements for shareholders. If a bylaw is approved by the shareholders and it establishes the quorum and voting requirements for our board of directors, such bylaw may only be amended or repealed with shareholder approvals.

Advance Notice of Director Nominations and New Business

Pursuant to Wyoming law, annual shareholder meeting notices need not include a description of the purpose or purposes for which the meeting is called for, except for certain matters such as amending the articles of incorporation, voting on a plan of merger, voting on a sale of assets outside the regular course of business and/or voting on dissolution of the corporation. Pursuant to Wyoming law, these fundamental corporate matters may be considered at an annual shareholder meeting only if they were included in the meeting notice.

Special shareholder meeting notices, however, shall contain a description of the purpose or purposes for which the meeting is called.

Nominations of director candidates for election at any meeting of shareholders called for election of directors (the “election meeting”) may be made by our board of directors or any shareholder entitled to vote at such election meeting. Nominations made by the board of directors shall be made at the meeting of the board of directors, or by written consent of the requisite number of directors in lieu of a meeting, at which the date is set for the election meeting and shall be approved by a majority of independent directors. Shareholders making nominations must deliver notice to the de facto secretary of the company setting forth certain information and representations regarding the director candidate and the shareholder making the nomination in accordance with the requirements set forth in the company’s bylaws.

Limitations on Liability of Directors

In accordance with our amended and restated articles of incorporation, no person who is or was a director of the Company shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty except liability for:

•	receipt of a financial benefit to which he is not entitled;

•	an intentional infliction of harm on the Company or its shareholders;

•	a violation of Wyoming law related to unlawful distributions; or

•	an intentional violation of criminal law.

Shareholder Action by Written Consent

Any action permitted to be taken at a shareholder meeting may be taken by written consent without a meeting, and without prior notice, if signed by the holders of the minimum number of outstanding shares required to authorize the action at a meeting at which all shares entitled to vote on the action are present and voted.

Special Shareholders’ Meetings

A special shareholders’ meeting may be called by the board of directors at any time. In order for a special shareholders’ meeting to be called by shareholders, the shareholders of 25% of all the votes entitled to be cast on any issue proposed to be considered at a proposed special meeting must sign and deliver one or more written demands for the meeting.

Our Registered Agent in Wyoming

Our agent for service of process and our registered office in Wyoming is Pioneer Corporate Services located at 214 W. Lincolnway, Suite 23, Cheyenne, WY 82001.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares, and although we will apply to list our common shares on the New York Stock Exchange, a significant trading market may not develop or be sustained in our common shares. Upon completion of this offering, we will have outstanding 31,375,050 common shares, assuming no exercise of the underwriters’ over-allotment option. All of the common shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of additional common shares in the public market after this offering, or the perception that such sales may occur, could adversely affect prevailing market prices.

Common shares purchased by one of our “affiliates” may not be resold in the United States, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, to file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our common shares, or publicly announce the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Piper Jaffray for a period of 180 days after the date of this prospectus.

Of our outstanding common shares, 24,167,822 shares are subject to the 180-day lock-up period and all of our shares will be subject to the volume and other restrictions of Rule 144 after expiration of the lock-up period. Pursuant to the lock-up agreement, our directors, executive officers, employees and the selling shareholders parties thereto have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares or securities convertible into or exchangeable or exercisable for any common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Piper Jaffray for a period of 180 days after the date of this prospectus. In addition, the 875,000 restricted common shares to be granted at or prior to the completion of this offering are being granted subject to the 180-day lock-up period.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Piper Jaffray waives, in writing, such an extension.

Rule 144

Under Rule 144 of the Securities Act, a person who is not one of our affiliates at any time during the three months preceding a sale and has beneficially owned restricted shares of our common shares for at least six months are entitled to sell an unlimited number of those shares in the United States provided current public information about us is available and, after one year, are entitled to sell an unlimited number of those shares without restriction. Our affiliates who have beneficially owned restricted shares of our common shares for at least six months are entitled to sell, within any three-month period, the number of shares that does not exceed the greater of:

•	1% of the number of our common shares then outstanding, which will equal approximately common shares immediately after this offering; or

•	the average weekly reported trading volume of our common shares on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed with the Securities and Exchange Commission by such person.

Sales by affiliates under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, all of these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Rule 701 under the Securities Act, as currently in effect, permits certain resales of shares in reliance upon Rule 144 but without compliance with specified restrictions, including the holding period requirement, of Rule 144. On or prior to the completion of this offering, we will grant 875,000 restricted common shares to certain employees, including members of our executive management team but excluding our chief executive officer and chief financial officer, pursuant to our 2009 Omnibus Incentive Plan. These employees may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates who purchased shares under a written compensation plan or contract may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. However, all Rule 701 shares are subject to lock-up agreements with the underwriters and will only become eligible for sale at the expiration of the lock-up period or upon obtaining the prior written consent of Piper Jaffray.

Registration Rights

After this offering, assuming no exercise by the underwriters of their over-allotment option, the holders of an aggregate 6,372,996 common shares will be entitled to registration rights under a written agreement between us and such holders. This agreement requires us, upon request of the holders, from time to time to file registration statements to facilitate registered sales by those holders of common shares in the United States. In addition, the agreement provides that these holders may require us to include their common shares in registration statements filed by us relating to securities offerings of common shares in the United States. We are required to indemnify the holders and any underwriters in connection with sales of common shares pursuant to any of these registration statements and we are required to bear all expenses in connection with these registrations. See “Description of Securities to be Registered — Registration Rights” for a more detailed description of these registration rights. These holders have agreed that, without the prior written consent of Piper Jaffray on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, exercise any of these registration rights. See “— Lock-up Agreements” above.

TAXATION

The following sets forth the material PRC and U.S. federal income tax consequences of an investment in our common shares. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our common share, such as the tax consequences under state, local and other tax laws.

People’s Republic of China Taxation

In 2007, the PRC National People’s Congress enacted the new Enterprise Income Tax Law, which became effective on January 1, 2008. The new Enterprise Income Tax Law imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their foreign shareholders unless any such foreign shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. Under the new Enterprise Income Tax Law, enterprises established outside China but deemed to have a “de facto management body” within the country may be considered “resident enterprises” for Chinese tax purposes and, therefore, may be subject to an enterprise income tax rate of 25% on their worldwide income. Pursuant to the implementation rules of the new Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management control over the business, personnel, accounts and properties of the enterprise. Although substantially all members of our management are located in China, it is unclear whether Chinese tax authorities would require (or permit) us to be treated as PRC resident enterprises. If we are deemed a Chinese tax resident enterprise, we may be subject to an enterprise income tax rate of 25% on our worldwide income, excluding dividends received directly from another Chinese tax resident. As a result of such changes, our historical tax rates will not be indicative of our tax rates for future periods and the value of our common shares may be adversely affected. See “Risk Factors — Risks Related to Our Business — The newly enacted PRC tax law affects tax exemptions on dividends received by us and increases the enterprise income tax rate applicable to us, “Regulations — Taxation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Taxes and Incentives.” If we are deemed a PRC resident enterprise and investors’ sales of our shares and dividends payable by us are deemed as gains sourced from China, investors’ sales of our shares and dividends payable by us may be subject to withholding tax. See “Risk Factors — Risks Related to Our Business — Our foreign shareholders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our shares if we are deemed a PRC “resident enterprise.”””

United States Federal Income Tax Consequences

The following is a discussion of certain material U.S. federal income tax consequences of purchasing, owning and disposing of our common shares. This discussion does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular person’s decision to acquire our common shares (including any state, local, other U.S. or non-U.S. tax consequences of the ownership of our common shares).

This discussion applies only to those holders that hold our common shares as capital assets for U.S. tax purposes (generally, for investment). This section does not apply to holders that may be subject to special tax rules, including but not limited to:

•	dealers in securities or currencies;

•	banks, insurance companies or certain financial institutions;

•	tax-exempt organizations;

•	regulated investment companies or real estate investment trusts;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons who hold or receive our common shares as compensation; or

•	holders that hold our common shares as part of a straddle, hedging or conversion transaction.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service and court decisions, all as in effect on the date hereof. These laws are subject to change or different interpretation by the U.S. Internal Revenue Service or a court, possibly on a retroactive basis.

You are a “U.S. holder” if you are a beneficial owner of our common shares and you are:

•	a citizen or resident of the United States for federal income tax purposes;

•	a corporation, or other entity treated as a domestic corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

You are a “non-U.S. holder” if you are a beneficial owner of our common shares and you are not a U.S. holder or a partnership, or other entity treated as a partnership for U.S. federal income tax purposes.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of our common shares, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our common shares that is a partnership and partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of our common shares.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES IN YOUR PARTICULAR SITUATION.

U.S. Holders

Taxation of Distributions on Our Common Shares

Distributions (if any) made to U.S. holders on our common shares generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed our current and accumulated earnings and profits, the excess will constitute a return of capital that is applied against and reduces (but not below zero) the U.S. holder’s adjusted tax basis in our common shares, and then will be treated as gain from the sale of our common shares.

Any dividends we pay to a U.S. holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends-received deduction if the applicable holding period and other requirements are satisfied. For taxable years beginning on or before December 31, 2010, certain “qualified dividend income” will be taxable to a non-corporate U.S. holder at the special reduced rates normally applicable to capital gains (subject to certain limitations), provided that the U.S. holder receiving the dividend satisfies applicable holding period and other requirements.

If PRC taxes apply to any dividends paid to a U.S. holder on our common shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. The rules governing foreign tax credits are complex. U.S. holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Taxation of Sale, Exchange or Other Taxable Disposition of Our Common Shares

In general, a U.S. holder must treat any gain or loss recognized upon a sale, taxable exchange, or other taxable disposition of our common shares as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the common shares so disposed of exceeds one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. holder’s adjusted tax basis in the common shares so disposed of. Long-term capital gain recognized by a non-corporate U.S. holder generally will be subject to a maximum tax rate of 15 percent for tax years beginning on or before December 31, 2010, after which the maximum long-term capital gains tax rate is scheduled to increase to 20 percent. The deduction of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our common shares by a U.S. holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. The rules governing foreign tax credits are complex. U.S. holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Non-U.S. Holders

Taxation of Distributions on Our Common Shares

Distributions (if any) made to non-U.S. holders on our common shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed our current or accumulated earnings and profits, the excess will constitute a return of capital that is applied against, and will reduce, a non-U.S. holder’s basis in our common shares, but not below zero, and then will be treated as gain from the sale of our common shares.

Dividends paid to a non-U.S. holder on our common shares generally will be subject to withholding of U.S. federal income tax at a 30% rate, or any lower rate that may be specified by an applicable income tax treaty. To receive a reduced treaty rate, you must complete Internal Revenue Service Form W-8BEN (or substitute form), certify under penalty of perjury that you are eligible for benefits under the applicable treaty, and provide other additional information as required. You must periodically update the information on such forms. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. In addition, U.S. Treasury regulations provide special procedures for payments of dividends through certain intermediaries.

Dividends that (1) are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States; and (2) if an income tax treaty applies, are attributable to a permanent establishment, or, if the non-U.S. holder is an individual, a fixed base in the United States, as provided in the applicable treaty, are not subject to U.S. federal withholding tax, provided that the non-U.S. holder satisfies certain certification and disclosure requirements, including providing us with a properly executed Internal Revenue Service Form W-8ECI, for effectively connected income, or W-8BEN, for treaty benefits, or such successor form as the IRS designates. In such cases, dividends are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. In addition, a “branch profits tax” may be imposed at a 30% rate (or any lower rate that may be specified by an applicable income tax treaty) on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund together with the required information with the IRS.

Taxation of Sale, Exchange or Other Taxable Disposition of Our Common Shares

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain recognized on a sale or other disposition of our common shares unless one of the following applies:

•	the gain is effectively connected with your conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment or fixed base you maintain in the United States; in these cases, you will be taxed on the net gain derived from the sale under the regular graduated U.S. federal income tax rates, unless an applicable treaty provides otherwise; if you are a foreign corporation, you will be taxed on your net gain under regular graduated U.S. federal income tax rates and, in addition, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for specified items, unless you qualify for a lower rate under an applicable income tax treaty and demonstrate that you so qualify;

•	if you hold our common shares as a capital asset and you are a non-resident alien individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and you meet certain other conditions; in this case, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. capital losses, notwithstanding the fact that you are not considered a resident of the United States; or

•	we are or have been a “U.S. real property holding corporation,” or “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition or the period you held our common shares; in general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we are not currently and do not anticipate becoming a USRPHC. If we are, have been or become a USRPHC, so long as our common shares are, after the offering, and continues to be, regularly traded on an established securities market within the meaning of section 897(c)(3) of the Code, you will be subject to U.S. federal income tax on the disposition of our common shares under the USRPHC rules only if you hold or held more than 5% of our common shares at any time during the shorter of the five-year period preceding the date of your disposition or your holding period.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to you the gross amount of dividends we paid to you and the tax withheld with respect to such dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding also may be required to be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

Backup withholding, currently imposed at a rate of 28%, may apply to payments of dividends by us. If you are a U.S. holder, backup withholding will apply to you if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your federal income tax returns. Certain U.S. holders (including, among others, corporations) are not subject to backup withholding.

If you are a non-U.S. holder, and you fail to certify under penalties of perjury and in accordance with applicable U.S. Treasury regulations that you are a non-U.S. holder (and we do not have actual knowledge or reason to know that you are a U.S. person as defined under the Code) you may be subject to backup withholding.

The payment of proceeds to you on your sale or other disposition of our common shares by or through a U.S. office of any broker, U.S. or non-U.S., is subject to both backup withholding and information reporting, unless you certify under penalties of perjury that you are a non-U.S. holder (and we do not have actual knowledge or reason to know that you are a U.S. person as defined under the Code), or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to a payment to you of proceeds on your sale or other disposition of our common shares by or through a non-U.S. office of a non-U.S. broker. If, however, the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, as defined in the Code, a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the U.S., or a foreign partnership with particular U.S. connections, such payments will be subject to information reporting, but generally not backup withholding, unless:

•	the broker has documentary evidence in its records that you are a non-U.S. holder and other specified conditions are met; or

•	you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, if any, if the required information is timely furnished to the IRS.

The foregoing discussion of United States Federal Income Tax Consequences does not address all aspects of U.S. federal income taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances or particular situations and is not based on an opinion of counsel. Accordingly, you should consult your own tax advisor with respect to the federal, state, local and non-U.S. tax consequences of your ownership and disposition of our common shares in light of your particular tax situation.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the laws of the State of Wyoming in the United States. However, all of our business, assets and operations are located in China. In addition, a substantial majority of our directors and officers reside outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon us or such persons or to enforce against us or them, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any State thereof.

Commerce & Finance Law Offices, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any State thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any State thereof.

Commerce & Finance Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in the United States.

We have appointed Pioneer Corporate Services located at 214 W. Lincolnway, Suite 23, Cheyenne, Wyoming as our agent to receive service of process with respect to any action brought against us in a court in the United States.

UNDERWRITING

Piper Jaffray & Co. is acting as sole book-running manager for this offering and as representative of the underwriters. We and the selling shareholders have entered into a firm commitment underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares listed next to its name in the following table:

Number
Underwriters	of Shares

Piper Jaffray & Co.
ROTH Capital Partners, LLC

Total	6,269,462

The underwriters have advised us and the selling shareholders that they propose to offer the common shares to the public at $      per common share. The underwriters propose to offer the common shares to certain dealers at the same price less a concession of not more than $      per common share. The underwriters may allow, and the dealers may reallow, a concession of not more than $      per common share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 940,419 common shares from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $     .

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Piper Jaffray has informed us that neither it, nor any other underwriter participating in the distribution of this offering, will make sales of the common shares offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

We and each of our directors, executive officers, certain employees and the selling shareholders are subject to lock-up agreements that prohibit us and them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any common shares, options or warrants to acquire our common shares or any security or instrument related to such common shares, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray. The lock-up agreements provide exceptions for sales to underwriters pursuant to the purchase agreement and certain other exceptions.

The 180-day lock-up period in all of the lock-up agreements is subject to extension if (1) during the last 17 days of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, or (2) we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Piper Jaffray waives the extension in writing.

Prior to this offering, there has been no established trading market for the shares. The New York Stock Exchange has approved the listing of our common shares under the symbol “DYP”. In connection with the listing, the underwriters have undertaken that they will sell our common shares so that (1) our common shares will have a price per share of at least $4.00 at the time of listing and (2) we will have at least 400 U.S. stockholders of 100 common shares or more, at least 1,100,000 publicly held common shares outstanding in the United States, and an aggregate market value of publicly held common shares of at least $100 million in the United States.

The initial public offering price for the common shares offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospectus for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of this offering and other relevant factors. There can be no assurance that the initial public offering price of the common shares will correspond to the price at which our common shares will trade in the public market subsequent to this offering or that an active public market for the common shares will develop and continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common shares for their own account by selling more common shares than we and the selling shareholders have sold to them. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the common shares by bidding for or purchasing common shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if common shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common shares to the extent that it discourages resales of the common shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Some underwriters and selling group members may also engage in passive market making transactions in our common shares. Passive market making consists of displaying bids on the New York Stock Exchange limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

This prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses and prospectus supplements electronically.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

LEGAL MATTERS

The validity of the common shares and certain legal matters as to United States federal securities and New York law will be passed upon for us by Hogan & Hartson LLP. Certain legal matters as to United States federal securities and New York law will be passed upon for the underwriters by O’Melveny & Myers LLP. The validity of the common shares represented offered in this offering and certain other legal matters as to the law of the State of Wyoming will be passed upon for us by Karpan & White P.C. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Tian Yuan Law Firm. Hogan & Hartson LLP will rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law. O’Melveny & Myers LLP will rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

EXPERTS

Our financial statements as of and for fiscal 2007, 2008 and 2009, included in this prospectus have been audited by Moore Stephens Wurth Frazer and Torbet, LLP, Certified Public Accountants, Brea, California, an independent registered public accounting firm, as stated in its reports appearing elsewhere in this prospectus. These financial statements have been so included in reliance upon the reports of this firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common shares to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and its exhibits and schedules. For further information about us and our common shares, you should refer to the registration statement and its exhibits and schedules filed as part of the registration statement for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other documents. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates.

You can read, inspect without charge and obtain a copy of the registration statement or any of our other materials we file or filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room free of charge at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of the documents at prescribed rates by contacting the Securities and Exchange Commission’s Public Reference Room at (202) 551-8090. Please call the Securities and Exchange Commission, at its toll-free number at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information that we file electronically with the Securities and Exchange Commission.

We intend to furnish our shareholders written annual reports containing financial statements audited by our independent auditors, and make available to our shareholders quarterly reports containing unaudited interim financial statements.

ASIAN FINANCIAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Asian Financial, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Asian Financial, Inc. and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of income and other comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2009. Asian Financial, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asian Financial, Inc. and subsidiaries as of June 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/  Moore Stephens Wurth Frazer and Torbet, LLP

Brea, California
September 2, 2009

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2009 AND 2008

	2009	2008

ASSETS
CURRENT ASSETS:
Cash	$31,044,070	$14,199,700
Accounts receivable, net of allowance for doubtful accounts of $1,401,689 and $1,178,328 as of June 30, 2009 and 2008, respectively	37,259,616	33,184,833
Inventories	25,883,242	23,950,551
Other receivables	26,912	682,084

Total current assets	94,213,840	72,017,168

PLANT AND EQUIPMENT, net	43,123,153	34,130,651

OTHER ASSETS:
Intangible assets, net	3,939,476	4,003,128
Advances on equipment purchases	7,274,677	2,753,610

Total other assets	11,214,153	6,756,738

Total assets	$148,551,146	$112,904,557

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Lines of credit	$14,357,000	$11,380,200
Accounts payable	756,116	1,489,255
Other liabilities	2,251,419	1,858,112
Taxes payable	1,512,727	1,702,986

Total current liabilities	18,877,262	16,430,553

DERIVATIVE INSTRUMENT LIABILITIES	1,180,477	1,374,824

MINORITY INTEREST	1,761,712	1,292,843

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Preferred shares; $0.001 par value; 1,000,000 shares authorized; no shares issued and outstanding as of June 30, 2009 and 2008	—	—
Common shares; $0.001 par value; 100,000,000 shares authorized; 25,000,050 shares issued and outstanding as of June 30, 2009 and 2008	25,000	25,000
Additional paid-in capital	27,263,040	27,263,040
Statutory reserves	9,428,573	6,000,090
Retained earnings	79,226,497	50,058,176
Accumulated other comprehensive income	10,788,585	10,460,031

Total shareholders’ equity	126,731,695	93,806,337

Total liabilities and shareholders’ equity	$148,551,146	$112,904,557

The accompanying notes are integral part of the these consolidated financial statements.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2009, 2008 AND 2007

	2009	2008	2007

REVENUE, net	$106,590,583	$89,627,677	$67,811,867
COST OF REVENUE	50,334,043	44,461,903	37,693,679

GROSS PROFIT	56,256,540	45,165,774	30,118,188
RESEARCH AND DEVELOPMENT EXPENSES	1,768,050	1,683,304	1,045,543
SELLING EXPENSES	9,725,635	8,704,958	7,826,958
GENERAL AND ADMINISTRATIVE EXPENSES	4,473,655	4,472,196	3,078,851

INCOME FROM OPERATIONS	40,289,200	30,305,316	18,166,836
LIQUIDATED DAMAGES, net of settlement	—	235,492	(2,119,428)
CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS	194,347	73,112	—

OTHER INCOME (EXPENSE), net
Non-operating (expenses)	(956,936)	—	—
Interest expense	(1,188,111)	(729,934)	(742,083)
Interest income and other income	175,781	194,878	721,349

Other expense, net	(1,969,266)	(535,056)	(20,734)
INCOME BEFORE MINORITY INTEREST AND PROVISION FOR INCOME TAXES	38,514,281	30,078,864	16,026,674
MINORITY INTEREST	463,553	381,633	240,584

INCOME BEFORE PROVISION FOR INCOME TAXES	38,050,728	29,697,231	15,786,090
PROVISION FOR INCOME TAXES	5,453,924	3,237,707	1,806,943

NET INCOME	32,596,804	26,459,524	13,979,147
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	328,554	8,199,861	1,834,313

COMPREHENSIVE INCOME	$32,925,358	$34,659,385	$15,813,460

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES	25,000,050	25,000,050	23,041,021

BASIC AND DILUTED EARNING PER SHARE	$1.30	$1.06	$0.61

The accompanying notes are integral part of the these consolidated financial statements.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2009, 2008 AND 2007

						Accumulated
	Common Shares		Additional	Retained earnings		Other
	Number of		Paid-In	Statutory		Comprehensive
	Shares	Amount	Capital	Reserves	Unrestricted	Income	Total

BALANCE, June 30, 2006	17,562,388	$17,562	$5,992,339	$1,871,198	$13,748,397	$425,857	$22,055,353
Shares due to reorganization on August 31, 2006	1,305,040	1,305	(1,305)				—
Shares issued for cash, $1.43 per share	6,132,622	6,133	21,272,006				21,278,139
Net income					13,979,147		13,979,147
Adjustment to statutory reserves				1,411,403	(1,411,403)		—
Foreign currency translation adjustments						1,834,313	1,834,313

BALANCE, June 30, 2007	25,000,050	$25,000	$27,263,040	$3,282,601	$26,316,141	$2,260,170	$59,146,952
Net income					26,459,524		26,459,524
Adjustment to statutory reserves				2,717,489	(2,717,489)		—
Foreign currency translation adjustments						8,199,861	8,199,861

BALANCE, June 30, 2008	25,000,050	$25,000	$27,263,040	$6,000,090	$50,058,176	$10,460,031	$93,806,337
Net income					32,596,804		32,596,804
Adjustment to statutory reserves				3,428,483	(3,428,483)		—
Foreign currency translation adjustments						328,554	328,554

BALANCE, June 30, 2009	25,000,050	$25,000	$27,263,040	$9,428,573	$79,226,497	$10,788,585	$126,731,695

The accompanying notes are integral part of the these consolidated financial statements.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2009, 2008 AND 2007

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$32,596,804	$26,459,524	$13,979,147
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	463,553	381,633	240,584
Depreciation	2,826,707	2,239,063	882,842
Amortization	80,115	75,297	70,047
Loss on fixed assets disposal	—	1,458	—
Bad debt expense	218,516	589,901	322,305
Change in fair value of derivative instruments	(194,347)	(73,112)	—
Liquidated damages penalty	—	706,476	2,119,428
Gain from settlement of liquidated damages	—	(941,968)	—
Transaction gain	(63,357)	—	—
Write-off of deferred expenses	661,250	—	—
Changes in operating assets and liabilities
Accounts receivable	(4,156,829)	(9,740,414)	(9,452,582)
Inventories	(2,036,858)	(1,566,856)	(2,440,076)
Other receivables	(5,992)	51,706	71,457
Other receivables — related parties	—	—	913,154
Deferred expense	—	(661,250)	—
Other assets	—	42,230	(43,198)
Accounts payable	(739,264)	(1,287,681)	(10,935,839)
Customer deposits	—	—	(19,265)
Other payables	—	(104,471)	(341,354)
Other payables — related parties	—	(386,960)	(455,164)
Other liabilities	388,655	538,634	312,551
Taxes payable	(197,261)	477,886	576,025

Net cash provided by (used in) operating activities	29,841,692	16,801,096	(4,199,938)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(11,678,852)	(7,925,596)	(13,314,596)
Advances on equipment purchases	(4,509,743)	(2,598,661)	2,233,885

Net cash used in investing activities	(16,188,595)	(10,524,257)	(11,080,711)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement	—	—	21,278,139
Proceeds from lines of credit	14,363,400	10,739,820	15,050,400
Payments for lines of credit	(11,434,400)	(13,493,620)	(15,060,400)
Payments to settle liquidated damages	—	(436,000)	—
Restricted cash	—	2,097,490	(2,097,490)

Net cash provided by (used in) financing activities	2,929,000	(1,092,310)	19,170,649

EFFECT OF EXCHANGE RATE CHANGES ON CASH	262,273	1,198,810	186,650

INCREASE IN CASH	16,844,370	6,383,339	4,076,650
CASH, beginning of year	14,199,700	7,816,361	3,739,711

CASH, end of year	$31,044,070	$14,199,700	$7,816,361

The accompanying notes are integral part of the these consolidated financial statements.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009

Note 1 —	Organization Background and Principal Activities

Asian Financial, Inc. (“AFI”) was organized under the laws of the State of Nevada on August 10, 1998. On July 27, 2005, AFI merged with Asian Financial, Inc. (a Wyoming entity) for the purpose of changing its domicile from Nevada to Wyoming. AFI has no operations and generated no revenues since inception. On July 17, 2007, the Company effected a 1-for-2.68189924 reverse stock split of its common stock. All share and per share amounts used in the Company’s consolidated financial statements and notes thereto have been retroactively restated to reflect the 1-for-2.68189924 reverse stock split.

Duoyuan Investments Limited (“Duoyuan BVI”) is a British Virgin Islands company that owns 100% of the equity interest of Duoyuan Digital Press Technology Industries (China) Co., Ltd. (“Duoyuan China”). Duoyuan China has two subsidiaries, a 99.4% ownership in Hunan Duoyuan Printing Machinery Co., Ltd. and 95% ownership in Langfang Duoyuan Digital Technology Co., Ltd (collectively referred to as the Duoyuan Interest).

On August 31, 2006, Asian Financial, Inc. entered into a definitive Equity Transfer Agreement with Duoyuan BVI to acquire the “Duoyuan Interest” in exchange for 47,100,462 new shares (pre-split) (equivalent to 17,562,388 post-split shares) of common stock in Asian Financial, Inc. Prior to the acquisition, Asian Financial, Inc. had 3,500,000 shares (pre-split) (equivalent to 1,305,040 post-split shares) of outstanding common stock. Accordingly, at the closing, there were 50,600,462 shares (pre-split) (equivalent to 18,867,428 post-split shares) of common stock outstanding. The Equity Transfer Agreement became effective October 6, 2006. The stock exchange transaction has been accounted as a reverse acquisition and recapitalization of the Company whereby Duoyuan BVI is deemed to be the accounting acquirer (legal acquiree) and the Company to be the accounting acquiree (legal acquirer). The historical financial statements for periods prior to October 6, 2006 are those of Duoyuan BVI, except that the equity section and earnings per share have been retroactively restated to reflect the reverse acquisition. As a result of the equity transfer, Duoyuan China became Asian Financial, Inc.’s wholly-owned subsidiary, and Mr. Wenhua Guo, the sole shareholder of Duoyuan BVI, became the controlling shareholder.

Duoyuan Digital Press Technology Industries (China) Co., Ltd. (“Duoyuan China”) was originally established and wholly-owned by Duoyuan Industries (Holding) Inc. (“Duoyuan Industries”), a British Virgin Islands company. In September 2002, Duoyuan Industries entered into an Equity Transfer Agreement with Duoyuan BVI, whereby Duoyuan BVI acquired 100% of the equity in Duoyuan China from Duoyuan Industries. Mr. Wenhua Guo is the sole shareholder of Duoyuan Industries. Duoyuan China was incorporated in the People’s Republic of China (“PRC”) in 2001 with the registered capital of $6,000,000. Subsequently, Duoyuan China increased its registered capital to $19,000,000. As of June 30, 2007, $18,000,000 was contributed to Duoyuan China from the Company, and the remaining $1,000,000 was received in July and August 2007. The capital was raised through a private placement to accredited investors (see Note 14). On August 21, 2007, Duoyuan China received its business license requiring $25,000,000 registered capital. As of June 30, 2009, Duoyuan China owns 95.0% of Langfang Duoyuan Digital Technology Co., Ltd. and 88.0% of Hunan Duoyuan Printing Machinery Co., Ltd.

Langfang Duoyuan Digital Technology Co., Ltd. (“Langfang Duoyuan”) is located in the city of Langfang, China, and it produces primarily pre-press and small format offset printing presses (in both single and multi colors). Langfang Duoyuan is 95% owned by Duoyuan China and 5% by Beijing

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 1 —	Organization Background and Principal Activities — (Continued)

Huiyuan Duoyuan Research Institute Co., Ltd. Langfang Duoyuan owns 12% of Hunan Duoyuan Printing Machinery Co. Ltd.

Hunan Duoyuan Printing Machinery Co., Ltd. (“Hunan Duoyuan”) is located in Hunan, China , and it mainly produces large format offset printing presses (in both single and multi colors). Hunan Duoyuan was established on March 10, 2006, and is 88% owned by Duoyuan China and 12% by Langfang Duoyuan.

Note 2 —	Summary of Significant Accounting Policies

The reporting entity and principles of consolidation

The consolidated financial statements of Asian Financial, Inc. and subsidiaries (“the Company”) reflect the activities of Asian Financial, Inc., Duoyuan China — 100%, Langfang Duoyuan — 95.0%, and Hunan Duoyuan — 99.4%. All intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and have been consistently applied.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made in the preparation of the Company’s consolidated financial statements relate to allowance for doubtful accounts, reserves for inventory obsolescence, as well as the fair value of its warrants carried as derivative instruments marked to market each reporting period. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could materially differ from these estimates upon which the carrying values were based.

Foreign currency translation

The reporting currency of the Company is the U.S. dollar. The Company uses their local currency Chinese Renminbi (“RMB”), as their functional currency. In accordance with Statement of Financial Accounting Standards (“SFAS”) 52, “Foreign Currency Translation,” results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period, and equity is translated at historical exchange rates.

Translation adjustments amounted to $10,788,585 and $10,460,031 as of June 30, 2009 and June 30, 2008, respectively. Asset and liability accounts at June 30, 2009 were translated at RMB6.83 to $1.00, as compared to RMB6.85 to $1.00 at June 30, 2008. The average translation rates applied to the consolidated statements of income for the years ended June 30, 2009, 2008 and 2007 were RMB6.83 to $1.00, RMB7.26 to $1.00, and RMB7.81 to $1.00, respectively.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

In accordance with SFAS 95, “Statement of Cash Flows,” cash flows from the Company’s operations is calculated based upon the local currencies using the average translation rates. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Gains and losses from foreign currency transactions are included in the results of operations for the periods presented. There were no material transaction gains or losses for the years ended June 30, 2009, 2008 and 2007.

Comprehensive income

SFAS 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income and its components in financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in financial statements that is displayed with the same prominence as other financial statements. The accompanying consolidated financial statements include the provisions of SFAS 130.

Revenue recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” which specifies that revenue is realized or realizable and earned when four criteria are met:

•	Persuasive evidence of an arrangement exists. (The Company considers its sales contracts to be persuasive evidence of an arrangement.)

•	Product is shipped or services have been rendered.

•	The seller’s price to the buyer is fixed or determinable.

•	Collectability of payment is reasonably assured.

In accordance with SFAS 48, “Revenue Recognition when Right of Return Exists,” revenue is recorded net of an estimate of markdowns, price concessions and warranty costs. Markdowns represent price adjustments on sale of units whose model is nearing the end of its cycle and the model is planned to be discontinued; price concessions represent price adjustments on contractual agreements for the sale of units; and warranty costs represent costs to repair previously sold units still under warranty for manufacturer’s defects. Such amounts are based on management’s evaluation of historical experience, current industry trends and estimated costs.

The Company sells its products solely to its distributors. Master distribution agreements are signed with each distributor. The agreements list all terms and conditions with the exception of delivery, price and quantity terms, which are evidenced separately in purchase orders. Title transfers when products are shipped. There are no instances where receivables from distributors are not due and payable until goods

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

purchased from the Company are sold by the distributors. The Company does not sell products to distributors on a consignment basis. Its distributors have a right of return within one month after shipping only if the Company’s products exhibit any manufacturing defects and it cannot be repaired. The Company had no returns during the years ended June 30, 2009, 2008 and 2007 and did not provide for any allowance for sales returns.

The Company recognizes revenue when the goods are shipped and title has passed. Sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of the Company’s products that are sold in the PRC are subject to a Chinese VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by the VAT paid by the Company on raw materials and other materials included in the cost of producing their finished products. The VAT on sales may also be offset by the VAT paid on equipment purchases. The Company’s distributors are all equipped to install the Company’s products and the Company is not contractually obligated to perform any installation services. As a result, there is no substantial performance required on the Company’s part and there is no impact on the Company’s recognition of revenues.

Purchase prices of products are generally fixed and customers are not allowed to renegotiate pricing after the contracts are signed. The Company’s agreements with its distributors do not include cancellation or termination clauses.

Credit limits are assigned to each distributor. As a distributor builds a sales and credit history with the Company, the credit limit can be increased. Credit limits are periodically reviewed by management and reductions to credit limits are made if deemed necessary.

The Company estimates sales rebates to distributors based on the projected annual sales and corresponding cash receipts. These rebates are paid at the end of each calendar year. The Company accounts for the sales rebates in accordance with Emerging Issues Task Force (“EITF”) Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” Sales rebates are included as a reduction of revenue and accounts receivable to be received by the Company.

For the years ended June 30, 2009, 2008, and 2007, the aggregate amount of the aforementioned markdowns, price concessions, warranty costs, and sales rebates were immaterial to the consolidated financial statements taken as a whole for each of those years.

Accounts receivable

The Company’s business operations are conducted in the PRC. During the normal course of business, the Company extends unsecured credit to its customers by selling on various credit terms from six to nine months. Management reviews its accounts receivable on a quarterly basis to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is recorded in the period of the related sales. The Company’s existing reserve is consistent with its historical experience and considered adequate by management. Known bad debts are written off against allowance for doubtful accounts when identified. The Company recorded an allowance for doubtful accounts for trade accounts

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

receivables aged between nine months and one year at 15%, and currently the Company does not have any outstanding balance aged over one year.

The following represents the changes of allowance for doubtful accounts:

	June 30,	June 30,
	2009	2008

Balance, beginning of period	$1,178,328	$498,648
Provision for bad debts	218,516	589,901
Foreign currency translation adjustments	4,845	89,779

Balance, end of period	$1,401,689	$1,178,328

Inventories

Inventories are stated at the lower of cost (weighted average method) or market. The Company reviews its inventory on a regular basis for possible obsolete goods to determine if any reserves are necessary. As of June 30, 2009 and 2008, the Company determined that no reserves were necessary.

Intangible assets

All land in the PRC is owned by the government. However, the government grants rights to use the land. Land use rights are valid for a limited period of time, depending on their use. Under PRC regulations, the term of land use rights is 50 years for industrial property. As such, the Company has the right to use the land for 50 years and has elected to amortize the cost of rights over 50 years using the straight-line method.

Intangible assets of the Company are reviewed each reporting period to determine whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of June 30, 2009, the Company expects these assets to be fully recoverable.

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Major renewals are charged directly to the plant and equipment accounts, while replacements, maintenance, and repairs which do not improve or extend the respective lives of the assets are expensed currently. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. Estimated useful lives of the assets are as follows:

Estimated Useful Life

Buildings	30 Years
Office equipment	3-10 Years
Motor vehicles	4-10 Years
Machinery and equipment	5-10 Years

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

Construction-in-progress represents the costs incurred in connection with the construction of buildings or additions to the Company’s plant facilities. Interest incurred during construction is capitalized into construction-in-progress. All other interest is expensed as incurred. No depreciation is provided for construction — in-progress until such time as the assets are completed and are placed into service. The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in operations.

Long-lived assets of the Company are reviewed each reporting period to determine whether their carrying value has become impaired in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of the remaining useful lives of the assets. As of June 30, 2009, the Company expects these assets to be fully recoverable.

Advances on equipment purchases

The Company makes advances to certain vendors for equipment purchases. The Company transfers the amounts advanced to the equipment accounts upon receipt of the equipment purchased. These advances are classified as noncurrent, as the advances relate to equipment accounts and the ultimate delivery of the equipment may exceed one year from the date the advances are made.

Concentration of risk

Cash includes cash on hand and demand deposits in accounts maintained with state-owned banks within the PRC and an offshore account with DBS Bank. Cash deposits at these financial institutions are not covered by insurance from the U.S. government. Total cash in state-owned banks and DBS Bank at June 30, 2009 and 2008 amounted to $31,036,332 and $14,192,775, respectively. To date, the Company has not experienced any losses in such accounts.

For the year ended June 30, 2009, one supplier accounted for 11% of the Company’s total purchases. This supplier represents 12% of total accounts payable as of June 30, 2009. For the year ended June 30, 2008, one supplier accounted for approximately 12% of total purchases. This supplier represents 14% of the Company’s total accounts payable as of June 30, 2008.

For the year ended June 30, 2009, the Company’s top five customers accounted for 13% of the Company’s total sales. These customers represent 14% of total accounts receivable as of June 30, 2009. For the year ended June 30, 2008, the Company’s top five customers accounted for 21.6% of the total sales. These customers represent 15% of total accounts receivable as of June 30, 2008.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Liquidated damages

The liquidated damages associated with the registration of the shares and the settlement of all outstanding related party balances are treated in accordance with Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangement,” which requires the Company to recognize an expense and a liability equal to minimum estimated losses.

Financial instruments

SFAS 107, “Disclosures about Fair Value of Financial Instruments,” defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. SFAS 157, “Fair Value Measurements,” adopted July 1, 2008, defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and payables qualify as financial instruments and reflect reasonable estimates of fair value because of the short period of time between the origination of such instruments and their expected realization. The three levels of valuation hierarchy are defined as follows:

•	Level 1 inputs to the valuation methodology which are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 inputs to the valuation methodology that includes quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, substantially for the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” In accordance with EITF 00-19, the Company’s warrants were required to be recorded as a liability at fair value and marked to market each reporting period.

As of June 30, 2009, the outstanding principal on the Company’s short term loans amounted to $14,357,000. Management concluded the carrying value of the short term loans is a reasonable estimate of fair value because the amounts are due within one year and the stated interest rate approximates current rates available.

As of June 30, 2009, the Company’s management determined that certain inputs to the fair value measurement of the Company’s warrant liability falls under level 3 of the valuation hierarchy, since

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

there was no observable market price for certain inputs significant to the valuation model used to determine the fair value of the warrant liability, and also rendered the fair value calculation thereof under the same classification. The Company’s warrant liability is carried at fair value totaling $1,180,477 as of June 30, 2009.

Fair Value
	as of	Fair Value Measurement
	June 30,	at June 30, 2009
	2009	Using Fair Value Hierarchy
Liabilities		Level 1	Level 2	Level 3

Warrant liability	$1,180,477			$1,180,477

Except for the derivative liabilities and the short term loans, the Company did not identify any other non-recurring assets and liabilities that are required to be presented on the consolidated balance sheets at fair value in accordance with SFAS 157.

SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” became effective for the Company on July 1, 2008. SFAS 159 provides the Company with the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis with the difference between the carrying value before election of the fair value option and the fair value recorded upon election as an adjustment to beginning retained earnings. The Company chose not to elect the fair value option.

Income taxes

The Company accounts for income taxes in accordance with SFAS 109, “Accounting for Income Taxes.” Under the asset and liability method as required by SFAS 109, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS 109, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized. Since the Company’s operations are domiciled in the PRC, and the PRC taxable income mirrors that of GAAP income, there are no material temporary differences that would result in deferred tax assets or liabilities. As such, no valuation allowances were necessary at June 30, 2009 and 2008 for taxable income from the PRC. However, the Company has certain deferred taxes as a result of net operating losses for U.S. income tax purposes. (See Note 10.)

In July 2007, the Company adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which clarifies the accounting and disclosure for uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

Under FIN 48, evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial statements.

China income tax

The Company’s subsidiaries are governed by the Income Tax Law of the PRC concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”).

Beginning on January 1, 2008, the new Enterprise Income Tax (“EIT”) law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Investment Enterprises (“FIEs”).

The key changes are:

a. The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%;

b. Companies established before March 16, 2007, will continue to enjoy tax holiday treatment approved by local government for a grace period of either for the next five years or until the tax holiday term is completed, whichever is sooner. These companies will pay the standard tax rate as defined in point “a” above when the grace period expires.

Duoyuan China was established before March 16, 2007, and therefore qualify to continue to enjoy the reduced tax rate as described below.

Prior to March 16, 2007, upon approval by the PRC tax authorities, FIEs scheduled to operate for a period of 10 years or more and engaged in manufacturing and production may be exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought forward from prior years and thereafter with a 50% reduction for the subsequent three years.

Duoyuan China has been a wholly foreign-owned enterprise since its inception. This entity status allowed Duoyuan China a two-year income tax exemption and a 50% income tax reduction for the following three years. Duoyuan China also had operating losses prior to the calendar year ended December 31, 2003, and started to generate a net profit for the calendar year ended December 31, 2004. Therefore Duoyuan China had an income tax exemption for the calendar years ended December 31, 2004 and

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

2005, and 50% income tax reduction for the calendar years ended December 31, 2006, 2007, and 2008. Thus, income tax rate for Duoyuan China for the calendar years ended December 31, 2006 and 2007 was 16.5% and for the calendar year ended December 31, 2008 was 12.5%. Duoyuan China is subject to an income tax rate of 25% starting January 1, 2009, under the newly unified corporate income tax rate.

Langfang Duoyuan is located in a Special Economic and High Technology Zone and the PRC tax authority has offered a special income tax rate to Langfang Duoyuan for doing business in the special zone. With the approval of the local government, Langfang Duoyuan is exempt from income taxes for five years, commencing with their first profitable year of operations. Langfang Duoyuan has operating losses prior to the calendar year ended December 31, 2002, and started to generate a net profit for the calendar year ended December 31, 2003. Therefore, Langfang Duoyuan had an income tax exemption for the years ended December 31, 2003, through December 31, 2007. Langfang Duoyuan is subject to an income tax rate of 25% starting January 1, 2008, under the newly unified corporate income tax rate.

Prior to acquiring Hunan Duoyuan, the shareholders negotiated with the Hunan Shaoyang Treasury Department to obtain an income tax exemption benefit. The Treasury Department granted the company a five-year income tax exemption commencing with the first profitable year of operations. In addition, the Treasury Department granted a 50% refund of income taxes based upon the amount of income taxes paid by Hunan Duoyuan. Hunan Duoyuan had an operating loss in the first year of operations ended December 31, 2004, and started to generate a net profit for the calendar year ended December 31, 2005.

Therefore Hunan Duoyuan has an income tax exemption for the years ended December 31, 2005 through December 31, 2009. Hunan Duoyuan will become subject to income tax at a rate of 25% starting January 1, 2010, under the newly unified corporate income tax rate.

PRC laws require that before a foreign invested enterprise can legally distribute profits to its partners, it must satisfy all tax liabilities, provide for losses in previous years, and make allocations in proportions made at the discretion of the board of directors, after the statutory reserve. The statutory reserves include the surplus reserve fund and the common welfare fund, and represent restricted retained earnings.

During the years ended June 30, 2009, 2008 and 2007, the provision for income taxes amounted to approximately $5,454,000, $3,238,000 and $1,807,000, respectively. The estimated tax savings due to this tax exemption for the years ended June 30, 2009, 2008 and 2007 amounted to approximately $4,272,000, $7,865,000 and $4,510,000, respectively. The net effect on earnings per share had the income tax been applied would decrease basic and diluted earnings per share from $1.30 to $1.13, $1.06 to $0.74 and $0.61 to $0.49 for the years ended June 30, 2009, 2008 and 2007, respectively.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended June 30, 2009, 2008 and 2007:

	Year Ended June 30,
	2009	2008	2007

U.S. statutory rates	34%	34%	34%
Foreign income not recognized in the U.S.	(34)	(34)	(34)
China income taxes	25	33	33
China income tax exemption	(11.2)	(22.3)	(23.2)
Other(a)	0.5	0.2	1.6

Effective income tax rates	14.3%	10.9%	11.4%

(a)	The 0.5%, 0.2%, and 1.6% represent $1,399,143, $423,888 and $2,720,474 of expenses incurred by the Company that are not subject to China income tax for the years ended June 30, 2009, 2008 and 2007, respectively.

Value added tax

Enterprises or individuals who sell commodities, engage in repair and maintenance or import goods in the PRC are subject to a value added tax in accordance with PRC laws. The VAT standard rate is 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products. A credit is also available for VAT paid on the purchases of equipment.

VAT on sales and VAT on purchases amounted to approximately $32,442,000 and $23,892,000 for the year ended June 30, 2009, approximately $28,937,000 and $20,122,000 for the year ended June 30, 2008 and approximately $19,791,000 and $7,258,000 for the year ended June 30, 2007, respectively. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent because the VAT is not impacted by the income tax holiday.

Shipping and handling

Shipping and handling costs related to goods sold are included in selling expenses. Shipping and handling costs were approximately $1,396,000, $960,000 and $1,128,000 for the years ended June 30, 2009, 2008 and 2007, respectively.

Advertising costs

Advertising costs are expensed as incurred and included in selling expenses. Advertising costs were approximately $1,436,000, $1,357,000 and $1,118,000 for the years ended June 30, 2009, 2008 and 2007, respectively.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

Research and development costs

Research and development costs are expensed as incurred. The costs of material and equipment acquired or constructed for research and development activities, and have alternative future uses, either in research and development, marketing, or sales, are capitalized as plant and equipment and depreciated over their estimated useful lives.

Recent accounting pronouncements

In December 2007, the FASB issued SFAS 141R, “Business Combinations,” which replaces SFAS 141. SFAS 141R retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting as well as requiring the expensing of acquisition-related costs as incurred. Furthermore, SFAS 141R provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is evaluating the impact, if any, that the adoption of this statement will have on its consolidated results of operations or consolidated financial position.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51.” SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It is intended to eliminate the diversity in practice regarding the accounting for transactions between equity and noncontrolling interests by requiring that they be treated as equity transactions. Further, it requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. SFAS 160 also establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated, requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary, among others. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, with early adoption permitted, and it is to be applied prospectively. SFAS 160 is to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The Company is evaluating the impact that SFAS 160 will have on its consolidated financial position or consolidated results of operations.

In February 2008, the FASB issued FSP FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13.” FSP FAS 157-1 indicates that it does not apply under SFAS 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. This scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS 141 or SFAS 141R, regardless of whether those assets and liabilities are related to leases.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

Also in February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” With the issuance of FSP FAS 157-2, the FASB agreed to: (a) defer the effective date in SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), and (b) remove certain leasing transactions from the scope of SFAS 157. The deferral is intended to provide the FASB time to consider the effect of certain implementation issues that have arisen from the application of SFAS 157 to these assets and liabilities.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of SFAS No. 133.” SFAS 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable financial statement users to better understand the effects of derivatives and hedging on an entity’s financial position, financial performance and cash flows. To achieve this increased transparency, SFAS 161 requires (1) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (2) the disclosure of derivative features that are credit risk-related; and (3) cross-referencing within the footnotes. SFAS 161 is effective on January 1, 2009. The Company has adopted SFAS 161.

In June 2008, the FASB issued EITF 07-5, “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock.” EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. This standard triggers liability accounting on all options and warrants exercisable at strike prices denominated in any currency other than the functional currency in China (Renminbi). The Company will adopt EITF 07-5 effective July 1, 2009. See note 14 which discusses the effect on the Company’s consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. FSP EITF 03-6-1 indicates that unvested share-based payment awards that contain rights to dividend payments should be included in earnings per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the requirements of FSP EITF 03-6-1 and the impact that its adoption will have on the consolidated results of operations or consolidated financial position.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset in a Market That Is Not Active,” which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, FSP FAS 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

unobservable data to measure fair value. The Company is currently evaluating the impact of adoption of FSP FAS 157-3 on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP FAS 157-4 amends SFAS 157 and provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. FSP FAS 157-4 shall be applied prospectively with retrospective application not permitted. FSP FAS 157-4 shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 157-4 must also early adopt FSP FAS 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. Additionally, if an entity elects to early adopt either FSP FAS 107-1 and 28-1, “Interim Disclosures about Fair Value of Financial Instruments” or FSP FAS 115-2 and 124-2, it must also elect to early adopt this FSP. The Company has determined that this new FSP did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and 124-2. FSP FAS 115-2 amends SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and EITF 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to make the other-than-temporary impairments guidance more operational and to improve the presentation of other-than-temporary impairments in the financial statements. This FSP will replace the existing requirement that the entity’s management assert it has both the intent and ability to hold an impaired debt security until recovery with a requirement that management assert it does not have the intent to sell the security, and it is more likely than not it will not have to sell the security before recovery of its cost basis. This FSP provides increased disclosure about the credit and noncredit components of impaired debt securities that are not expected to be sold and also requires increased and more frequent disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. Although this FSP does not result in a change in the carrying amount of debt securities, it does require that the portion of an other-than-temporary impairment not related to a credit loss for a held-to-maturity security be recognized in a new category of other comprehensive income and be amortized over the remaining life of the debt security as an increase in the carrying value of the security. This FSP shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4. Also, if an entity elects to early adopt either FSP FAS 157-4 or FSP FAS 107-1 and 28-1, the entity also is required to early adopt this FSP. The Company has determined that this new FSP did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and 28-1. This FSP amends SFAS 107, to require disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. Prior to this FSP, fair values for these assets and liabilities were only disclosed annually. This FSP applies to all financial instruments within the scope of SFAS 107 and requires all entities to disclose the method(s) and significant

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 2 —	Summary of Significant Accounting Policies — (Continued)

assumptions used to estimate the fair value of financial instruments. This FSP shall be effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4 and 115-2 and 124-2. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The Company is currently evaluating the disclosure requirements of this new FSP.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles a Replacement of FASB Statement No. 162” (“SFAS 168”). This Standard establishes the FASB Accounting Standards Codificationtm (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. The Codification is effective for interim and annual periods ending after September 15, 2009, and as of the effective date, all existing accounting standard documents will be superseded. The Codification is effective in the third quarter of 2009, and accordingly, the Quarterly Report on Form 10-Q for the quarter ending September 30, 2009 and all subsequent public filings will reference the Codification as the sole source of authoritative literature.

Reclassifications and correction

Certain prior period amounts have been reclassified for consistent presentation with the current period.

Note 3 —	Earnings Per Share

The Company reports earnings per share in accordance with the provisions of SFAS 128, “Earnings Per Share.” SFAS 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

The following is a reconciliation of the basic and diluted earnings per share computation:

	2009	2008	2007

For the years ended June 30, 2009, 2008 and 2007
Net income for earnings per share	$32,596,804	$26,459,524	$13,979,147

Weighted average shares used in basic computation
Basic and Diluted	25,000,050	25,000,050	23,041,021
Earnings per share:
Basic and Diluted	$1.30	$1.06	$0.61

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 3 — Earnings Per Share — (Continued)

At June 30, 2009 and 2008, 1,226,972 warrants, whose weighted average exercise price is $4.95, were excluded from the calculation of diluted earnings per share because of their anti-dilutive effect.

Note 4 —	Supplemental Disclosure of Cash Flow Information

Cash paid for interest amounted to $1,186,225, $957,684 and $750,736 for the years ended June 30, 2009, 2008 and 2007, respectively.

Cash paid for income taxes amounted to $4,970,955, $2,831,179 and $1,355,095 for the years ended June 30, 2009, 2008 and 2007, respectively.

Note 5 —	Inventories

Inventories consist of the following:

	June 30,	June 30,
	2009	2008

Raw materials	$6,494,433	$7,282,772
Work-in-process	13,125,837	10,984,027
Finished goods	6,262,972	5,683,752

Totals	$25,883,242	$23,950,551

Note 6 —	Plant and Equipment

Plant and equipment consist of the following:

	June 30,	June 30,
	2009	2008

Buildings	$13,699,189	$13,643,084
Office equipment	928,051	924,251
Motor vehicles	382,372	322,447
Plant and machinery	32,008,907	20,305,152
Construction-in-progress	4,286,527	4,268,971

Total	51,305,046	39,463,905
Less: accumulated depreciation	(8,181,893)	(5,333,254)

Plant and equipment, net	$43,123,153	$34,130,651

Depreciation expense for the years ended June 30, 2009, 2008 and 2007 amounted to approximately $2,827,000, $2,239,000 and $883,000, respectively.

Interest costs totaling approximately $141,000 was capitalized into construction-in-progress for the year ended June 30, 2008. No interest costs were capitalized into construction-in-progress for the years ended June 30, 2009 and 2007.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 7 —	Intangible Assets

Intangible assets consist of the following:

	June 30,	June 30,
	2009	2008

Intangible — land use rights	$4,457,876	$4,439,619
Less: accumulated amortization	(518,400)	(436,491)

Total	$3,939,476	$4,003,128

Total amortization expense for the years ended June 30, 2009, 2008 and 2007 amounted to $80,115, $75,297 and $70,047, respectively.

Note 8 —	Related Party Transactions

The Company leased office space from Duoyuan China Water Recycle Technology Industry Co., a related party. On June 30, 2008, the Company and Duoyuan Water Recycle Technology Industry Co. terminated the lease pursuant to a termination agreement. The title of property transferred to Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd., a related party, which Mr. Wenhua Guo is the sole shareholder. On July 1, 2008, the Company entered into a lease agreement with Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd., from July 1, 2008 to December 31, 2009. For the years ended June 30, 2009, 2008 and 2007, rental expense related to this office lease amounted to $164,610 $154,784 and $143,992 (See Note 12).

The Company had a lease agreement to rent part of its manufacturing plant located in Lanfang Duoyuan with Duoyuan Water Treatment Equipment Manufacturing (Langfang) Co., Ltd. (lessee), a company 80% owned by Mr. Wenhua Guo, from October 1, 2004 to September 30, 2009. On May 25, 2007, the Company and the lessee terminated the lease pursuant to a termination agreement. Total rental income related to this lease for the year ended June 30, 2007 was approximately $447,000, and is included in other income in the accompanying consolidated statement of income. There was no such rental income for the years ended June 30, 2009 and 2008.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 9 —	Lines of Credit

The lines of credit represent short-term loan amounts due to a bank which are due normally within one year. These loans can be renewed with the bank. The loans were comprised of the following:

	June 30,	June 30,
	2009	2008

Loan from Bank of Agriculture, Chongwen branch due March 12, 2010, interest rate of 5.841% per annum, interest only paid quarterly, secured by land use rights and buildings	$1,465,000	$—
Loan from Bank of Agriculture, Chongwen branch due March 13, 2009 , interest rate of 8.570% per annum, interest only paid quarterly, secured by land use rights and buildings	—	1,459,000
Loan from Bank of Agriculture, Chongwen branch due July 3, 2009, interest rate of 8.217% per annum, interest only paid quarterly, secured by land use rights and buildings	2,930,000	—
Loan from Bank of Agriculture, Chongwen branch due July 10, 2009, interest rate of 8.217% per annum, interest only paid quarterly, secured by land use rights and buildings	2,930,000	2,918,000
Loan from Bank of Agriculture, Chongwen branch due July 17, 2009, interest rate of 8.217% per annum, interest only paid quarterly, secured by land use rights and buildings	4,102,000	4,085,200
Loan from Bank of Agriculture, Chongwen branch due July 24, 2009, interest rate of 8.217% per annum, interest only paid quarterly, secured by land use rights and buildings	2,930,000	2,918,000

Total	$14,357,000	$11,380,200

As of June 30, 2009 and 2008, the carrying value of the collateralized fixed assets amounted to $4,206,000 and $4,304,772, respectively.

Total interest expense for the above short term loans, net of capitalized interest, amounted to approximately $1,186,000, $817,000 and $751,000 for the years ended June 30, 2009, 2008 and 2007, respectively.

Note 10 —	Taxes Payable

Asian Financial, Inc. was incorporated in the U.S. and has incurred net operating losses for income tax purposes for the year ended June 30, 2009. The net operating loss carryforwards for U.S. income taxes is $2,862,715 which may be available to reduce future years’ taxable income. These carryforwards will expire, if not utilized, starting in 2027 through 2028. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s limited operating history and continuing losses for U.S. income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset to reduce the asset to zero. Management reviews the valuation allowance periodically and makes adjustments as warranted.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 10 —	Taxes Payable — (Continued)

Taxes payable consisted of the following:

	June 30,	June 30,
	2009	2008

VAT (credit) payable	$(313,382)	$359,725
Income tax payable	1,740,765	1,253,988
Others	85,344	89,273

Total taxes payable	$1,512,727	$1,702,986

The Company has cumulative undistributed earnings of foreign subsidiaries of approximately $84.6 million as of June 30, 2009, which is included in retained earnings on the consolidated balance sheets and will continue to be indefinitely reinvested in international operations. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor has it been determined to be practicable to estimate the amount of income taxes that would have to be provided if we concluded that such earnings will be remitted in the future.

Significant components of the Company’s deferred tax assets and liabilities at June 30, 2009 were as follows (tax-effected amounts shown):

	U.S.	China	Total

Deferred tax assets (liabilities):
Net operating loss carryforwards	$973,323	$—	$973,323

Deferred tax assets, net	973,323	—	973,323
Valuation allowance	(973,323)	—	(973,323)

Net deferred tax assets	$—	$—	$—

Significant components of the Company’s deferred tax assets and liabilities at June 30, 2008 were as follows (tax-effected amounts shown):

	U.S.	China	Total

Deferred tax assets (liabilities):
Net operating loss carryforwards	$428,545	$—	$428,545

Deferred tax assets, net	428,545	—	428,545
Valuation allowance	(428,545)	—	(428,545)

Net deferred tax assets	$—	$—	$—

Note 11 —	Statutory Reserves and Dividends

The laws and regulations of the PRC require that before a foreign-invested enterprise can legally distribute profits, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations in proportions determined at the discretion of the board of directors, after the statutory

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 11 —	Statutory Reserves and Dividends — (Continued)

reserve. The statutory reserves include the surplus reserve fund and the enterprise fund. Additionally, the Chinese government restricts distributions of registered capital and the additional investment amounts required by a foreign-invested enterprise. Approval by the Chinese government must be obtained before distributions of these amounts can be returned to the shareholders.

Statutory surplus reserve fund

The Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital.

The transfer to this reserve must be made before distribution of any dividends to shareholders. For the years ended June 30, 2009, 2008 and 2007, the Company transferred $3,428,483, $2,717,489 and $1,411,403 , respectively, to this reserve. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any. It may also be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

The remaining reserve to fulfill the 50% registered capital requirement amounted to approximately $4,640,000 and $8,900,000 as of June 30, 2009 and 2008, respectively.

Enterprise fund

The enterprise fund may be used to acquire fixed assets or to increase the working capital to expend on production and operation of the business. No minimum contribution is required and, to date, the Company has not made any contributions to this fund.

Note 12 —	Operating Leases

The Company entered into a lease arrangement for an office space with Duoyuan China Water Recycle Technology Industry Co. from January 1, 2008 to December 31, 2008. On June 30, 2008, the title of leased property transferred to Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd., a related party (see Note 8), and the lease arrangement with Duoyuan China Water Recycle Technology Industry Co. was terminated on that date. On July 1, 2008, the Company entered into a lease agreement with Duoyuan Information Terminal Manufacture (Langfang) Co. Ltd. with annual lease payments totaling $164,610.

In addition, the Company leases sixteen sales offices in sixteen different Chinese provinces with various terms with latest office lease due to expire in December 2010. The monthly lease amounts for these offices are de minimis.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 12 —	Operating Leases — (Continued)

Total lease expense for the years ended June 30, 2009, 2008 and 2007 was $236,421, $154,784 and $143,992, respectively. Total future minimum lease payments at June 30, 2009, are as follows:

Years Ending June 30,	Amount

2010	$200,039
2011	33,696
Thereafter	—

Note 13 — Retirement Plan

The Company’s retirement plan includes two parts: the first to be paid by the Company is 20% of the employee’s actual salary in the prior year. The other part, paid by the employee, is 8% of the actual salary. The Company’s contributions amounted to approximately $1,103,000, $891,000 and $503,000 for the years ended June 30, 2009, 2008 and 2007.

Note 14 — Shareholders’ Equity

On October 25, 2006, Asian Financial, Inc. entered into a definitive Security Purchase Agreement with unrelated investors (the “Purchase Agreement”). The transaction closed on November 2, 2006. In accordance with the Purchase Agreement, Asian Financial, Inc. issued 6,132,622 shares of common stock for a purchase price of approximately $3.84 per share or a total of $23,549,200.

The financing was conducted through a private placement to accredited investors and is exempted from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). In conjunction with the private placement, the Company agreed to register the shares with the SEC within 90 days of the closing. The Company also agreed to make the registration statement effective no later than the 150th day following the closing date or the fifth trading day following the date on which the Company is notified by the SEC that such registration statement will not be reviewed or is no longer subject to further review and comments, whichever date is earlier. If the registration statement is not filed or declared effective pursuant to the above timeline or if the registration statement ceases to be effective for more than an aggregate of 45 trading days, the Company is required to pay the investors monthly liquidated damages equal to 1% of the aggregate investment amount. The total amount of the liquidated damages payable by the Company was capped at 8% of the total investment amount paid by the investors. Additionally, pursuant to the Purchase Agreement, the Company agreed to cease all related party transactions and to settle all outstanding balances due to or from related parties by December 31, 2006. Failure to terminate the related party transactions was to result in a monthly cash penalty of 1% of the proceeds with a cap of 4%. Penalties were expensed as incurred and totaled $2,119,428 through December 31, 2007. During the year ended June 30, 2008, the Company paid cash of $436,000 and issued 576,425 warrants valued at $1,447,936, and the investors agreed to waive all future penalties under the registration rights related to obtaining timely effectiveness of the registration statement. The fair value of the warrants was calculated using the Cox-Ross-Rubinstein (“CRR”) binomial model with the following assumptions: market price $5.76, 5-year term, volatility of 42%, risk free interest rate of 2.09% and no dividends. Pursuant to SFAS 133 and EITF 00-19, the warrants explicitly provide the holder with the right to request the Company to cash-settle the warrants. Therefore, the warrants did not meet the criteria established under EITF 00-19 and triggered liability accounting. As such, the Company recorded liability of $1,447,936 on December 31, 2007, the grant

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 14 —	Shareholders’ Equity — (Continued)

date. As of June 30, 2009, the fair value of these warrants was $1,180,477 and the Company recorded a gain of $194,347 for the change of fair value for the year then ended.

The changes in the fair value of derivative instrument liabilities were as follows:

Amount

Balance, June 30, 2007	$—
Value of warrant liability on grant date	1,447,936
Change in fair value of derivative instruments	(73,112)

Balance, June 30, 2008	1,374,824
Change in fair value of derivative instruments	(194,347)

Balance, June 30, 2009	$1,180,477

As discussed above, the Company incurred liquidated damages for failure to register the resale of securities as well as to terminate all related party transactions pursuant to the Purchase Agreement. In November 2007, the Company reached a settlement with the investors who agreed to waive all penalties due in exchange for warrants or cash payments of $1,883,936.

The following is a reconciliation of liquidated damages for the year ended June 30, 2008:

Liquidated damages expense accrued at June 30, 2007	$2,119,428
Settlement payments with warrants and cash payments	(1,883,936)

Net gain from reversal of liquidated damages expense at June 30, 2008	$235,492

The Company had no gain or loss from the liquidated damages during the year ended June 30, 2009, since an agreement was reached and settled during the year ended June 30, 2008.

At closing, as part of the compensation to the placement agent, Roth Capital Partners, LLC (“Roth Capital”), the Company issued to Roth Capital warrants to acquire 613,260 shares of common stock, exercisable at any time after June 30, 2008. The warrants have a strike price equal to $4.21. In addition, the Company issued to CCG, an investor relations firm, warrants to acquire 37,287 shares of common stock. The warrants have a strike price equal to $4.61. The warrants have a term of five years starting from July 1, 2008, and will permit cashless or net exercise at all times. The shares underlying the warrants will have registration rights. The warrant contains a standard antidilution provision for stock dividends, stock splits, stock combination, recapitalization and a change of control transaction.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 14 —	Shareholders’ Equity — (Continued)

The warrants meet the conditions for equity classification pursuant to SFAS 133 and EITF 00-19. Therefore, these warrants were classified as equity and accounted for as common stock issuance cost.

				Average
			Weighted	Remaining
	Warrants	Warrants	Average	Contractual
	Outstanding	Exercisable	Exercise Price	Life

Balance, June 30, 2007	650,547	—	$4.23	—
Granted	576,425	576,425	5.76	5.00
Forfeited	—	—	—	—
Exercised	—	—	—	—

Balance, June 30, 2008	1,226,972	1,226,972	$4.95	5.00
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—

Balance, June 30, 2009	1,226,972	1,226,972	$4.95	4.25

As discussed in Note 2 under recent accounting pronouncements, in June 2008, the FASB issued EITF 07-5. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. This standard triggers liability accounting on all options and warrants exercisable at strike prices denominated in any currency other than the functional currency in China (Renminbi). Accordingly, 613,260 warrants issued to Roth Capital and 37,287 warrants issued to CCG will be recorded as a liability beginning fiscal year ending June, 30, 2010, and interim periods within that fiscal year. The fair value of the warrants will be calculated using the Cox-Ross-Rubinstein (“CRR”) binomial model with the following assumptions: market price $5.76, 5-year term, volatility of 42%, risk free interest rate of 2.09% and no dividends. Currently, the estimated liability of approximately $1,732,000 as of June 30, 2009, will be recorded during the fiscal year ending June 30, 2010 and the off-setting entry will be against stockholders’ equity. This adjustment will have no impact on the Company’s earnings.

Note 15 — Commitments and Contingencies

Equipment purchase agreement

In August 2008, Langfang Duoyuan entered into a packing material equipment purchase agreement with Beijing Jingneng Mechanical & Electrical Equipments Ltd. As of June 30, 2009, $382,877, or 5% of the total commitment, remains outstanding on this agreement.

Litigation

The Company is subject to various legal matters in the ordinary course of business. After taking into consideration the Company’s legal counsels’ evaluation of these matters, the Company has determined that the resolution of these matters will not have a material adverse effect on the Company’s consolidated financial statements.

See report of independent registered public accounting firm.

ASIAN FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 — (Continued)

Note 16 — Subsequent Events

On July 3, 2009, the Company renewed the $2,930,000 bank loan due on July 3, 2009 from Bank of Agriculture, Chongwen branch. The new loan is due on July 2, 2010, with an interest rate of 5.841% per annum, secured by land use rights and buildings.

On July 10, 2009, the Company renewed the $2,930,000 bank loan due on July 10, 2009 from Bank of Agriculture, Chongwen branch. The new loan is due on July 9, 2010, with an interest rate of 5.841% per annum, secured by land use rights and buildings.

On July 17, 2009, the Company renewed the $4,102,000 bank loan due on July 17, 2009 from Bank of Agriculture, Chongwen branch. The new loan is due on July 16, 2010, with an interest rate of 5.841% per annum, secured by land use rights and buildings.

On July 24, 2009, the Company renewed the $2,930,000 bank loan due on July 24, 2009 from Bank of Agriculture, Chongwen branch. The new loan is due on July 23, 2010, with an interest rate of 5.841% per annum, secured by land use rights and buildings.

On August 26, 2009, the Company announced the appointment of Mr. Christopher Patrick Holbert to serve as the new Chief Executive Officer of the Company, effective August 26, 2009.

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued.

See report of independent registered public accounting firm.

DUOYUAN PRINTING, INC.
Defining the printing and packaging world
MULTICOLOR
LARGE FORMAT PRESS
DY474

6,269,462 Common Shares

DUOYUAN PRINTING, INC.

PROSPECTUS

Piper Jaffray	Roth Capital Partners

          , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemization of expenses, which are expected to be incurred in connection with this offering.

Securities and Exchange Commission registration fee	$3,850
Financial Industry Regulatory Authority, Inc. filing fee	7,400
New York Stock Exchange listing fee	150,000
Blue sky qualification fees and expenses	25,000
Legal fees and expenses	539,000
Accounting fees and expenses	60,000
Printing fees and expenses	112,000
Other fees and expenses	302,750

Total	$1,200,000

All amounts are estimated except the Securities and Exchange Commission registration fee and Financial Industry Regulatory Authority, Inc. filing fee.

Item 14.	Indemnification of Directors and Officers

The Wyoming Business Corporation Act (W.S. 17-16-851 and 17-16-856) authorizes indemnification for directors, officers and other individuals where such person: (1) conducted himself in good faith; and (2) reasonably believed that his conduct was in or at least not opposed to the corporation’s best interests; and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or (4) he engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by W.S. 17-16-202(b)(v).

Article 6 of the company’s amended and restated articles of incorporation provides that to the fullest extent now or hereafter permitted by the Wyoming Business Corporation Act, no person who is or was a director of the company shall be personally liable to the company or its shareholders for monetary damages for breach of fiduciary duty as a director except liability for (a) receipt of a financial benefit to which he is not entitled; (b) an intentional infliction of harm on the corporation or its shareholders; (c) a violation of W.S. 17-16-833 which relates to unlawful distributions; and (d) an intentional violation of criminal law. The amended and restated articles of incorporation further provides that no amendment to or repeal of Article 6 shall apply to or have any effect on the liability of any director for or with respect to acts or omissions occurring prior to such amendment or repeal.

Article 7 of the company’s amended and restated articles of incorporation provides that the company may indemnify a director for liability as defined in W.S. 17-16-850(a)(v) for liability to any person for any action taken or failure to take any action as a director except liability for the reasons noted in (a) through (d) of Article 6. The company’s amended and restated articles of incorporation further provides in Article 12 that the company shall indemnify, to the fullest extent permitted by the Wyoming Business Corporation Act, as amended, and pursuant to the bylaws, each person who is or was a director or officer of the company from and against all expenses, liabilities or other matters arising out of or in any way related to their status as such or their acts, omissions or services rendered in such capacities.

The company’s amended and restated bylaws provide in Article 6 that the company shall indemnify directors, officers, employees and agents to the fullest extent permitted by Wyoming law, through board resolution or board contract.

As provided in Article 13 of the company’s amended and restated articles of incorporation, we have the power to and intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, or arising out of his or her status as such, whether or not the company would have the power to indemnify him or her against such liability, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities

Each issuance set forth below was made in reliance upon the exemptions from registration requirements under Section 4(2) of the Securities Act. When appropriate, we determined that the purchasers of securities described below were sophisticated investors who had the financial ability to assume the risk of their investment in our securities and acquired such securities for their own account and not with a view to any distribution thereof to the public. Where required by applicable law, the certificates evidencing the securities bear legends stating that the securities are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

Since July 1, 2004, we have issued and sold the following unregistered securities in private placement transactions exempt from registration under Section 4(2) of the Securities Act.

		Number of
		Shares or
		Shares Eligible
Date of Sale or Issuance	Title	for Exercise	Purchaser

November 2, 2006(1)	Restricted Common Shares	6,132,622	Private Placement Investors
October 9, 2006(2)	Warrants	37,287	CCG Investor Relations Partners, LLC
November 2, 2006(3)	Warrants	613,260	Roth Capital Partners, LLC
December 31, 2007(4)	Warrants	576,425	Private Placement Investors

(1)	On November 2, 2006, we closed the transactions contemplated by the securities purchase agreement, by and between us and certain investors. Pursuant to the securities purchase agreement, we issued an aggregate of 6,132,622 common shares to the private placement investors for an aggregate purchase price of $23.5 million. This financing was conducted through a private placement to accredited investors and is exempt from registration pursuant to Section 4(2) of the Securities Act. The securities sold pursuant to the securities purchase agreement have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from registration requirements.
(2)	As part of our compensation to CCG Investor Relations Partners, LLC, we issued warrants to acquire 37,287 common shares at the strike price of $4.61 per share.
(3)	As part of our compensation to Roth Capital Partners, we issued to Roth Capital Partners warrants to purchase 613,260 common shares at a strike price of $4.21 per share for a term of five years. These warrants are exercisable at any time after June 30, 2008 on a cashless or net exercise basis. The common shares issuable upon the exercise of the warrants have registration rights pursuant to a registration rights agreement, but they are not included in this registration statement.
(4)	In December 2007 we issued to 25 of the private placement investors warrants to purchase 576,425 common shares to settle certain liquidated damage we had incurred pursuant to the securities purchase agreement. These warrants, dated as of December 31, 2007, have a strike price of $5.76 for a term of five years starting on June 30, 2008, and are exercisable any time after June 30, 2008 on a cashless basis at all times for a term of five years.

ITEM 16.	EXHIBITS

(a)	Exhibits

EXHIBIT INDEX

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement between the Company and the underwriters named therein.
2.1		Equity Transfer Agreement dated August 31, 2006 between the Company and Duoyuan Investments Limited (Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on September 6, 2006).
3.1		Amended and Restated Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.1 to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-161813) filed with the Securities and Exchange Commission on October 16, 2009).
3.2		Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.2 to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-161813) filed with the Securities and Exchange Commission on October 16, 2009).
4.1		Securities Purchase Agreement, dated October 24, 2006, between the Company and certain Investors identified therein (Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on July 5, 2007).
4.2		Amendment to Securities Purchase Agreement, dated November 28, 2007, between the Company and certain Investors identified therein (Incorporated by reference to Exhibit 4.4 to Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on February 11, 2008).
4.3		Registration Rights Agreement, dated October 24, 2006, between the Company and certain Investors identified therein (Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on October 25, 2006).
4.4		Warrant issued to Roth Capital Partners, LLC, dated November 2, 2006 (Incorporated by reference to Exhibit 4.2 to Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on February 11, 2008).
4.5		Form of Warrant, dated December 31, 2007, issued to certain investors party to the Securities Purchase Agreement dated October 24, 2006 (filed as exhibit 4.1 hereto) in satisfaction of related party penalties in relation thereto (Incorporated by reference to Exhibit 4.3 to Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on February 11, 2008).
4.6		Form of Certificate representing the common share, par value $0.001, of the Company (Incorporated by reference to Exhibit 4.5 to Annual Report on Form 10-K (File No. 000-27129) filed with the Securities and Exchange Commission on September 26, 2008).
4.7		Waiver Agreement, dated as of November 18, 2008, among the Company and the Investors (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on November 19, 2008).
4.8		Investor Warrants Proposal Letter, dated September 19, 2007 (Incorporated by reference to Exhibit 4.8 to Amendment No. 9 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on July 10, 2009).
4.9		Form of Investor Warrants Proposal Supplemental Letter, dated October 26, 2007 (Incorporated by reference to Exhibit 4.9 to Amendment No. 9 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on July 10, 2009).

Exhibit No.		Description

4.10		Waiver Agreement, dated as of August 24, 2009, among the Company and the Investors (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on August 31, 2009).
5	.1*	Opinion of Karpan & White P.C., as to legality of offered securities.
10.1		Lease Agreement, dated December 25, 2007, between Duoyuan Clean Water Technology Industries (China) Co., Ltd. and Duoyuan Digital Press Technology Industries (China) Co., Ltd. (Incorporated by reference to Exhibit 10.7 to Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on March 14, 2008).
10	.2±	Form of Employment Agreement (Incorporated by reference to Exhibit 10.8 to Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on February 11, 2008).
10.3		Share Transfer Agreement, dated October 16, 2005, between Beijing Huiyuan Duoyuan Digital Printing Technology Research Institute and Duoyuan Digital Press Technology Industries (China) Co., Ltd. (Incorporated by reference to Exhibit 10.9 to Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on February 11, 2008).
10.4		Property Lease Agreement, dated June 27, 2008, between Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd. and Duoyuan Digital Press Technology Industries (China) Co., Ltd. (Incorporated by reference to Exhibit 10.4 to Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-141507) filed with Securities and Exchange Commission on March 27, 2009).
10.5		Letter of Patent Use Authorization, dated June 30, 2001, from Beijing Huiyuan Duoyuan Digital Printing Technology Research Institute to Duoyuan Digital Technology Industry (China) Co. Ltd. (Incorporated by reference to Exhibit 10.14 to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on July 5, 2007).
10.6		Termination of Letter of Patent Use Authorization, dated March 11, 2008, from Beijing Huiyuan Duoyuan Digital Printing Technology Research Institute to Duoyuan Digital Press Technology Industries (China) Co., Ltd. (see Exhibit 10.5) (Incorporated by reference to Exhibit 10.24 to Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on March 14, 2008).
10.7		Assignment of Patent Agreement, dated December 26, 2002, between Beijing Huiyuan Duoyuan Digital Technology Institute and Duoyuan Digital Press Technology Industries (China) Co., Ltd. (Incorporated by reference to Exhibit 10.7 to Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-141507) filed with Securities and Exchange Commission on March 27, 2009).
10.8		Registered Trademark Usage License Agreement, dated October 2008, between Duoyuan Digital Press Technology Industries (China) Co., Ltd. and Duoyuan Investments Limited. (Incorporated by reference to Exhibit 10.8 to Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-141507) filed with Securities and Exchange Commission on March 27, 2009).
10.9		Maximum Amount Mortgage Contract, dated July 28, 2007, among Agriculture Bank of China Chongwen Sub-branch, Duoyuan Digital Press Technology Industries (China) Co., Ltd, and Hunan Duoyuan Printing Machinery Co., Ltd. (Incorporated by reference to Exhibit 10.21 to Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on February 11, 2008).

Exhibit No.		Description

10	.10±	Employment Agreement, dated as of July 18, 2007, between the Company and Gene Michael Bennett (Incorporated by reference to Exhibit 10.22 to Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on March 14, 2008).
10	.11±	Separation Agreement and Release of All Claims, dated as of December 20, 2007, between Asian Financial, Inc. and Gene Michael Bennett (Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on December 27, 2007).
10	.12±	Employment Agreement, dated as of March 1, 2008, between the Company and William Milewski (Incorporated by reference to Exhibit 10.23 to Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on March 14, 2008).
10	.13±	Separation Agreement and Release, dated as of May 21, 2008, between the Company and William Milewski (Incorporated by reference Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on May 27, 2008).
10	.14±	Employment Agreement, dated as of September 30, 2008, between the Company and William D. Suh (Incorporated by reference Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on October 1, 2008).
10	.15±	Convertible Promissory Note covering the fiscal years ended December 31, 1995 through 1999 (Incorporated by reference to Exhibit 10.18 to Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on February 11, 2008).
10	.16±	Convertible Promissory Note covering the fiscal years ended December 31, 2003 through 2004 (Incorporated by reference to Exhibit 10.19 to Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on February 11, 2008).
10.17		Letter of Trademark Use Authorization dated June 30, 2001, from Duoyuan Water Environmental Protection Technology Industry (China) Co., Ltd. to Duoyuan Technology Industry (China) Co., Ltd. (Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on July 5, 2007).
10	.18±	English translation of Employment Agreement, dated as of December 26, 2007, between Duoyuan Digital Press Technology Industries (China) Co., Ltd. and Wenhua Guo (Incorporated by reference to Exhibit 10.18 to Amendment No. 8 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on June 12, 2009).
10	.19±	English translation of Employment Agreement, dated as of December 26, 2007, between Duoyuan Digital Press Technology Industries (China) Co., Ltd. and Baiyun Sun (Incorporated by reference to Exhibit 10.19 to Amendment No. 8 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on June 12, 2009).
10	.20±	English translation of Employment Agreement, dated as of December 26, 2007, between Duoyuan Digital Press Technology Industries (China) Co., Ltd. and Xiqing Diao (Incorporated by reference to Exhibit 10.20 to Amendment No. 8 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on June 12, 2009).

Exhibit No.		Description

10	.21±	English translation of Employment Agreement, dated as of December 26, 2007, between Duoyuan Digital Press Technology Industries (China) Co., Ltd. and Wenzhong Liu (Incorporated by reference to Exhibit 10.21 to Amendment No. 8 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on June 12, 2009).
10	.22±	English translation of Employment Agreement, dated as of December 26, 2007, between Duoyuan Digital Press Technology Industries (China) Co., Ltd. and Yubao Wei (Incorporated by reference to Exhibit 10.22 to Amendment No. 8 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on June 12, 2009).
10.23		English Translation of Loan Agreement, dated as of July 4, 2008, between Duoyuan Digital Press Technology Industries (China) Co. Ltd. and Agricultural Bank of China (Incorporated by reference to Amendment No. 9 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on July 10, 2009).
10.24		English Translation of Loan Agreement, dated as of July 11, 2008, between Duoyuan Digital Press Technology Industries (China) Co. Ltd. and Agricultural Bank of China (Incorporated by reference to Amendment No. 9 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on July 10, 2009).
10.25		English Translation of Loan Agreement, dated as of July 18, 2008, between Duoyuan Digital Press Technology Industries (China) Co. Ltd. and Agricultural Bank of China (Incorporated by reference to Amendment No. 9 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on July 10, 2009).
10.26		English Translation of Loan Agreement, dated as of July 25, 2008, between Duoyuan Digital Press Technology Industries (China) Co. Ltd. and Agricultural Bank of China (Incorporated by reference to Amendment No. 9 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on July 10, 2009).
10.27		English Translation of Loan Agreement, dated as of March 13, 2009, between Duoyuan Digital Press Technology Industries (China) Co. Ltd. and Agricultural Bank of China (Incorporated by reference to Amendment No. 9 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on July 10, 2009).
10	.28±	Employment Agreement, dated as of August 26, 2009, between the Company and Christopher Patrick Holbert (Incorporated by reference to Amendment No. 10 to Registration Statement on Form S-1 (File No. 333-141507) filed with the Securities and Exchange Commission on September 4, 2009).
10.29		English Translation of Loan Agreement, dated July 3, 2009, between Duoyuan Digital Press Technology Industries (China) Co. Ltd. and Agricultural Bank of China (Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-161813) filed with the Securities and Exchange Commission on September 29, 2009).
10.30		English Translation of Loan Agreement, dated July 10, 2009, between Duoyuan Digital Press Technology Industries (China) Co. Ltd. and Agricultural Bank of China (Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-161813) filed with the Securities and Exchange Commission on September 29, 2009).
10.31		English Translation of Loan Agreement, dated July 17, 2009, between Duoyuan Digital Press Technology Industries (China) Co. Ltd. and Agricultural Bank of China (Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-161813) filed with the Securities and Exchange Commission on September 29, 2009).
10.32		English Translation of Loan Agreement, dated July 24, 2009, between Duoyuan Digital Press Technology Industries (China) Co. Ltd. and Agricultural Bank of China (Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-161813) filed with the Securities and Exchange Commission on September 29, 2009).

Exhibit No.		Description

10	.33±	Duoyuan Printing, Inc. 2009 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.33 to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-161813) filed with the Securities and Exchange Commission on October 16, 2009).
10	.34±	Form of Incentive Stock Option Agreement (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on October 22, 2009).
10	.35±	Form of Non-Qualified Stock Option Agreement (non-Directors) (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on October 22, 2009).
10	.36±	Form of Non-Qualified Stock Option Agreement (Directors) (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on October 22, 2009).
10	.37±	Form of Restricted Stock Agreement (non-Directors) (Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on October 22, 2009).
10	.38±	Form of Restricted Stock Agreement (Directors) (Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on October 22, 2009).
10	.39±	Form of Restricted Stock Unit Agreement (non-Directors) (Incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on October 22, 2009).
10	.40±	Form of Restricted Stock Unit Agreement (Directors) (Incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on October 22, 2009).
10	.41±	Form of Unrestricted Stock Agreement (non-Directors) (Incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on October 22, 2009).
10	.42±	Form of Unrestricted Stock Agreement (Directors) (Incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K (File No. 000-27129) filed with the Securities and Exchange Commission on October 22, 2009).
14.1		Code of Business Conduct and Ethics of the Company (Incorporated by reference to Exhibit 14.1 to Annual Report on Form 10-K (File No. 000-27129) filed with the Securities and Exchange Commission on September 14, 2009).
21.1		List of the Company’s subsidiaries (Incorporated by reference to Exhibit 21.1 to Annual Report on Form 10-K (File No. 000-27129) filed with the Securities and Exchange Commission on September 14, 2009).
23	.1*	Consent of Moore Stephens Wurth Frazer and Torbet, LLP.
23	.2*	Consent of Commerce & Finance Law Offices.
23.3		Consent of Karpan & White P.C. (Included in Exhibit 5.1).
99	.1*	Legal Opinion of Commerce & Finance Law Office.
99.2		Consent of the Printing and Printing Equipment Industries Association of China (Incorporated by reference to Exhibit 99.2 to Registration Statement on Form S-1 (File No. 333-161813) filed with the Securities and Exchange Commission on September 9, 2009).
99.3		Consent of Pira International (Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S-1 (File No. 333-161813) filed with the Securities and Exchange Commission on September 9, 2009).

*	Filed herein.

±	Management contract or compensatory plan or arrangement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the accompanying notes.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(a) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) If the registrant is relying on Rule 430B (Section 230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§ 230.415(a)(1)(i), (vii), or (x) or this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized in Beijing, PRC, on October 30, 2009.

DUOYUAN PRINTING, INC.
(Registrant)

/s/  Christopher Patrick Holbert

By:	Christopher Patrick Holbert
Title:	Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Dated: October 30, 2009	/s/ Christopher Patrick Holbert

Christopher Patrick Holbert Chief Executive Officer (principal executive officer)

Dated: October 30, 2009	/s/ William D. Suh

William D. Suh Chief Financial Officer (principal financial officer and principal accounting officer)

Dated: October 30, 2009	*

Wenhua Guo Chairman of the Board of Directors

Dated: October 30, 2009	*

Xiqing Diao Director and Chief Operating Officer

Dated: October 30, 2009	*

Lianjun Cai Director

Dated: October 30, 2009	*

Punan Xie Director

Dated: October 30, 2009	*

James Zhang Director

* Signed by Christopher Patrick Holbert pursuant to powers of attorney